MIDCAP FINANCIAL
INVESTMENT CORPORATION

2024 ANNUAL REPORT

MIDCAP FINANCIAL
INVESTMENT CORPORATION

April 2025

Dear Fellow Stockholders,

We would like to start by saying thank you for your interest in MidCap Financial Investment Corporation ("MFIC", "the Company", "our" or "we"). We are pleased to present you with MFIC's 2024 Annual Report.[i]

Successfully Closed Mergers with Two Affiliated Funds

In 2024, we were delighted to announce the successful completion of MFIC's mergers with two affiliated funds, Apollo Senior Floating Rate Fund Inc. ("AFT") and Apollo Tactical Income Fund Inc. ("AIF") (collectively, the "Mergers") with MFIC being the surviving entity.[ii] MFIC's investment strategy remains unchanged following the closing of the Mergers. MFIC remains squarely focused on investing in first lien floating rate loans to middle market companies sourced by MidCap Financial[iii], a leading middle market lender managed by an affiliate of Apollo Global Management, Inc. ("Apollo"), a high growth global alternative asset manager with approximately $751 billion of assets under management[iv], as of December 31, 2024. Following the closing of the Mergers, MFIC continues to be managed by an affiliate of Apollo, from which we believe it derives significant benefits. MFIC is able to avail itself of the more than 5,000 employees at Apollo to gain valuable insights into the broader economy, as well as specific companies and industries.

The Mergers represent a significant milestone for MFIC, increasing its size and scale. As a result of the Mergers, MFIC's net assets grew by over 43% providing MFIC with significant investing capacity. We believe these Mergers will continue to deliver significant value to our stockholders, including potential enhanced returns, greater scale, improved portfolio diversification, and operational synergies. We have been executing our plan to deploy the capital acquired from the Mergers and we believe MFIC's future results are well-positioned to benefit as we continue to execute this plan.

Affiliation with MidCap Financial is a Significant Competitive Advantage for MFIC

MFIC is very fortunate to have access to the necessary origination to successfully implement its strategy owing to the strategic relationship between MidCap Financial and Apollo. MidCap Financial is a lender of choice for many financial sponsors. Founded in 2008, MidCap Financial is a privately held middle market-focused specialty finance firm that provides senior debt solutions to companies across all industries through first lien secured loans and asset-based loans. Since its inception, MidCap Financial has been working with management teams and financial sponsors to deliver thoughtful debt solutions which helps drive deal flow. MidCap Financial has one of the largest direct lending teams in the United States with over 300 employees.[v] MidCap Financial has a long track record that includes closing on over $130 billion in lending commitments[vi] since 2013[vii], including over $21 billion in 2024. MidCap Financial's origination activity in 2024 is particularly notable given the overall muted sponsor M&A activity in the market. This extensive origination history provides a vast dataset of middle market company financial information across all industries, which we believe makes MidCap Financial one of the most informed and experienced lenders in the middle market.

MFIC's ability to invest in loans sourced by MidCap Financial is one of MFIC's most significant competitive advantages, providing MFIC with a wide origination funnel which allows for investment selectivity. We believe MidCap Financial's scale and breadth of product offering enables it to be highly selective as demonstrated by its closing on less than 7% of identified opportunities since its inception.

Review of Market Environment

In 2024, M&A activity remained relatively slow due to high interest rates, persistent inflation and valuation gaps between buyers and sellers, among other factors. Throughout the year, we saw financial sponsors take advantage of borrower friendly market conditions to reprice debt. We believe M&A activity in 2025 will be correlated with economic and interest rate stability.

Private debt has become an increasingly important source of financing for financial sponsors, especially in the middle market, which is MFIC's primary focus. In addition, we believe the core middle market offers attractive investment opportunities across cycles as it does not compete directly with either the broadly syndicated loan market or the high yield market and generally commands higher spreads and better documentation.

Given the current increase in tariff-driven volatility as of the writing of this letter, we believe it is important to provide an interim update on the implications for MFIC. Financial sponsors appreciate the reliability that direct lenders can provide in volatile conditions. While we are not completely immune from the impact of current U.S. tariff policies, we are generally underweight businesses that are heavily dependent on imports and exports. However, some of our borrowers may encounter increased challenges, and heightened volatility could hinder M&A activity and reduce the demand for new financing.

A Review of MFIC's Investment Activity, Portfolio, Financial Results and Capitalization

Our investment activity continues to improve the composition of our investment portfolio. In 2024, MFIC made new investment commitments of $1,060 million to 98 different borrowers.[viii] Staying true to our strategy, all new debt commitments were first lien floating rate loans sourced by MidCap Financial. Gross fundings in 2024 totaled $1,614 million, including $596 million related to the Mergers, and were partially offset by sales and repayments of $929 million resulting in net fundings of $685 million. MFIC has nearly eliminated its exposure to second lien positions and has also continued to reduce its exposure to its aircraft leasing portfolio company, Merx Aviation Finance, LLC ("Merx"). We aim to report further progress reducing our investment in Merx as we focus on our core strategy.

We ended 2024 with a $3.01 billion diversified investment portfolio invested in 233 portfolio companies across 25 different industries. As of December 31, 2024, 90% of MFIC's total portfolio was invested in direct origination assets[ix] of which 98% was first lien and 91% was backed by financial sponsors, on a fair value basis. We generally continue to see our direct origination portfolio companies demonstrate an ability to grow both revenue and earnings. We have constructed a portfolio which we believe is weighted toward less cyclical, more recession resistant sectors. We believe these portfolio attributes will translate into consistent performance and attractive total returns across cycles.

MFIC's financial results in 2024 benefitted from the positive impact of elevated base rates on our floating rate assets. For the twelve months ended December 31, 2024, total investment income was $301.8 million, net investment income was $133.3 million or $1.71 per share, and net income was $98.8 million or $1.27 per share.[x] The Company's net asset value ("NAV") per share was $14.98 as of December 31, 2024. Results for the year include approximately 23 weeks of revenue and income following the Mergers. These results translate to annualized return on equity of 11.2% based on net investment income and 8.3% based on net income. From a stock return perspective, total stockholder return for 2024 was 11.1%, which takes into account changes in the stock price and distributions paid and assumes distributions are reinvested in the Company's stock.[xi]

MFIC's distribution philosophy seeks to provide stockholders with an attractive current yield. In 2024, MFIC's Board of Directors maintained a quarterly distribution of $0.38 per share. In connection with the Mergers, MFIC's Board also declared a one-time special cash distribution of $0.20 per share. Total distributions paid in 2024 were $1.72 per share.

Solid Balance Sheet and Strong Liquidity Position

We ended 2024 with a solid balance sheet and strong liquidity position. We were pleased that Kroll Bond Rating Agency (KBRA) re-affirmed MFIC's investment grade credit rating in June 2024 and revised the rating outlook to positive from stable.[xii] KBRA highlighted several credit strengths including MFIC's ties to Apollo and MidCap Financial, the near completion of the Company's portfolio rotation into first lien loans, its focus on the comparatively less competitive middle market, sound asset quality, improved financial metrics and access the capital markets.

In July 2024, in connection with the above-mentioned Mergers, MFIC issued approximately 28.5 million shares at NAV raising approximately $440 million in net assets.[xiii] We are focused on prudently deploying the capital acquired from the Mergers into first lien floating rate middle market loans sourced by MidCap Financial.

In October 2024, we extended the final maturity date of our Senior Secured Revolving Credit Facility (the "Facility") by over a year. Lender commitments under the Facility now total $1.660 billion, excluding non-extending lender commitments, marking an increase of $110 million. We believe the continued support of our large and diverse bank group demonstrates their confidence in our platform and strategy.

Since the end of the year, we have continued to make enhancements to our liability structure. In February 2025, MFIC successfully closed its second Collateralized Loan Obligation ("CLO") transaction adding approximately $399 million of relatively low-cost term-based secured debt. We believe the pricing on the CLO was among the tightest levels achieved at that time for a middle market CLO, reflecting the high quality of the underlying loans. The CLO transaction serves as a good example of how MFIC benefits from its affiliation with both MidCap Financial and Apollo, leveraging their respective expertise in CLO management and structuring.

Outlook

As we progress through 2025, we look forward to sharing our results with you as we continue to implement our strategy. We believe that MidCap Financial's direct lending platform will continue to generate attractive investment opportunities for MFIC.

In closing, we thank you for your interest in MidCap Financial Investment Corporation.

Sincerely,

Howard T. Widra   Tanner Powell

Executive Chairman   *Chief Executive Officer*

Forward-Looking Statements

Some of the statements in this letter constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MFIC and distribution projections; business prospects of MFIC, and the prospects of its portfolio companies, if applicable; and the impact of the investments that MFIC expects to make. In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with: future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); changes in general economic conditions, including the impact of supply chain disruptions, or changes in financial markets, and the risk of recession; changes in the interest rate environment and levels of general interest rates and the impact of inflation; the return on equity; the yield on investments; the ability to borrow to finance assets; new strategic initiatives; the ability to reposition the investment portfolio; the market outlook; future investment activity; and risks associated with changes in business conditions and the general economy. MFIC has based the forward-looking statements included in this letter on information available to it on the date hereof, and assumes no obligation to update any such forward-looking statements. Although MFIC undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

The contents of this letter should be reviewed in conjunction with our annual report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 25, 2025, with the Securities and Exchange Commission (SEC).

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Endnotes

i All references to 2024 or year refer to the fiscal / calendar year ended December 31, 2024, unless otherwise specified.

ii On July 22, 2024, MFIC merged with Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc.

iii MidCap Financial refers to MidCap Financial FinCo LLC, a Delaware limited liability company, and its applicable subsidiaries. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement. MidCap Financial is not an investment adviser, subadviser or fiduciary to MidCap Financial Investment Corporation or to the Company's Investment Adviser. MidCap Financial is not obligated to take into account the Company's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. To learn more, please visit www.midcapfinancial.com.

iv Assets Under Management ("AUM") - The assets of the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, including, without limitation, capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Apollo's AUM equals the sum of:

1. the net asset value, plus used or available leverage and/or capital commitments, or gross assets plus capital commitments, of the credit and certain equity funds, partnerships and accounts for which we provide investment management or advisory services, other than certain collateralized loan obligations, collateralized debt obligations, and certain perpetual capital vehicles, which have a fee-generating basis other than the mark-to-market value of the underlying assets; for certain perpetual capital vehicles in credit, gross asset value plus available financing capacity;

2. the fair value of the investments of equity and certain credit funds, partnerships and accounts Apollo manages or advises, plus the capital that such funds, partnerships and accounts are entitled to call from investors pursuant to capital commitments, plus portfolio level financings;

3. the gross asset value associated with the reinsurance investments of the portfolio company assets Apollo manages or advises; and

4. the fair value of any other assets that Apollo manages or advises for the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, plus unused credit facilities, including capital commitments to such funds, partnerships and accounts for investments that may require pre-qualification or other conditions before investment plus any other capital commitments to such funds, partnerships and accounts available for investment that are not otherwise included in the clauses above.

Apollo's AUM measure includes Assets Under Management for which Apollo charges either nominal or zero fees. Apollo's AUM measure also includes assets for which Apollo does not have investment discretion, including certain assets for which Apollo earns only investment-related service fees, rather than management or advisory fees. Apollo's definition of AUM is not based on any definition of Assets Under Management contained in its governing documents or in any management agreements of the funds Apollo manages. Apollo considers multiple factors for determining what should be included in its definition of AUM. Such factors include but are not limited to (1) Apollo's ability to influence the investment decisions for existing and available assets; (2) Apollo's ability to generate income from the underlying assets in the funds it manages; and (3) the AUM measures that Apollo uses internally or believes are used by other investment managers. Given the differences in the investment strategies and structures among other alternative investment managers, Apollo's calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers. Apollo's calculation also differs from the manner in which its affiliates registered with the SEC report "Regulatory Assets Under Management" on Form ADV and Form PF in various ways.

Apollo uses AUM, Gross capital deployment and Dry powder as performance measurements of its investment activities, as well as to monitor fund size in relation to professional resource and infrastructure needs. To learn more, please visit www.apollo.com.

v As of December 31, 2024.

vi Through December 31, 2024.

vii An entity managed by Apollo acquired MidCap Financial in 2013.

viii Excludes lending commitments assumed in connection with the Mergers.

ix Direct Origination includes leveraged lending, life sciences, franchise finance, asset based, and lender finance, and select other assets. Excludes Merx, select other assets and non-direct origination acquired from the Mergers.

x Net income defined as net increase (decrease) in net assets resulting from operations.

xi Total return is based on the change in market price per share and takes into account distributions reinvested in accordance with the Company's dividend reinvestment plan.

xii On June 28, 2024, KBRA affirmed the issuer and unsecured debt ratings of BBB- for MidCap Financial Investment Corporation. The rating Outlook was revised to Positive from Stable. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. Apollo provides compensation directly to Kroll for its evaluation of the Company. Credit ratings do not address the suitability of securities or the suitability of securities for investment purposes and should not be relied on as investment advice.

xiii The $440 million increase in net assets is prior to the impact of the $18.9 million of special distributions paid in connection with the Mergers.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 814-00646

MIDCAP FINANCIAL INVESTMENT CORPORATION
(Exact name of Registrant as specified in its charter)

Maryland	**52-2439556**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9 West 57th Street
37th Floor

New York, New York	**10019**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 515-3450

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.001 par value	MFIC	NASDAQ Global Select Market
8.00% Notes due 2028	MFICL	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant as of June 30, 2024 was $0.98 billion (based on the closing sale price of the Registrant's Common Stock on that date as reported on the NASDAQ Global Select Market). For the purposes of calculating this amount only, all executive officers and Directors are "affiliates" of the Registrant.

As of February 24, 2025, there were 93,780,278 shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 18, 2025 are incorporated by reference in Part III of this Form 10-K.

MIDCAP FINANCIAL INVESTMENT CORPORATION

Table of Contents

<h1 style="text-align:center">Risk Factor Summary</h1>

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section titled "Item 1A. Risk Factors" in this report.

Risk Relating to the Current Environment

- Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

- Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

- We are exposed to risks associated with changes in interest rates.

- Inflation and supply chain risks have had and may continue to have an adverse impact on our business, results of operations and financial condition of our portfolio companies.

- The ongoing armed conflicts as a result of the Russian invasion of Ukraine and the conflict in the Middle East may have a material adverse impact on us and our portfolio companies.

- Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

- The current state of the economy and volatility in the global financial markets could have a material adverse effect on our business, financial condition and results of operations.

- Uncertainty with respect to the financial stability of the United States and several countries in the EU could have a significant adverse effect on our business, financial condition, and results of operations.

- We may form one or more Collateralized Loan Obligations ("CLOs"), which may subject us to certain structured financing risks.

- Changes in existing laws or regulations, the interpretations thereof or newly enacted laws or regulations may negatively impact our business.

- The continued uncertainty relating to the U.S. and global economy could have a negative impact on our business.

- Changes to U.S. federal income tax laws could materially and adversely affect us and our stockholders.

Risks Relating to our Business and Structure

- We may suffer credit losses.

- We are dependent upon Apollo Investment Management's key personnel for our future success and upon their access to Apollo Global Management, L.P.'s investment professionals and partners.

- Our financial condition and results of operations depend on our ability to manage future growth effectively.

- We operate in a highly competitive market for investment opportunities.

- Any failure on our part to maintain our status as a business development company ("BDC") would reduce our operating flexibility.

- We will be subject to corporate-level income tax if we are unable to maintain our status as a regulated investment company ("RIC").

- We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

- Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital.

- Our business requires a substantial amount of capital to grow because we must distribute most of our income.

- As required by the Investment Company Act of 1940 (the "1940 Act"), a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

- The lack of liquidity in our investments may adversely affect our business.

- We may experience fluctuations in our periodic results.

- Our ability to enter into transactions with our affiliates is restricted.

- There are potential conflicts of interest which could adversely affect our investment returns.

Risks Relating to our Investments

- Our investments in portfolio companies are risky, and we could lose all or part of our investment.

- Economic recessions or downturns could impair our portfolio companies and harm our operating results.

- Our portfolio companies may be highly leveraged and a covenant breach by our portfolio companies may harm our operating results.

- There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to, among other things, lender liability or fraudulent conveyance claims.

- If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

- Our portfolio contains a limited number of portfolio companies, which subjects us to a greater risk of significant loss if any of these companies defaults on its obligations under any of its debt securities.

- An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

Risks Relating to our Debt Instruments

- The trading market or market value of our debt securities may fluctuate.

- Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

- Our credit ratings may not reflect all risks of an investment in our debt securities.

Risks Relating to an Investment in our Common Stock

- Investing in our securities involves a high degree of risk and is highly speculative.

- There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

- We may be unable to invest the net proceeds raised from offerings on acceptable terms, which would harm our financial condition and operating results.

- Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Item 1. Business

In this report, the terms the "Company", "MFIC", "we", "us", and "our" refer to MidCap Financial Investment Corporation unless the context specifically states otherwise.

General

MidCap Financial Investment Corporation, a Maryland corporation organized on February 2, 2004, is a closed-end, externally managed, diversified management investment company that has elected to be treated as a BDC under the 1940 Act. In addition, for tax purposes we have elected to be treated as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds from selling 62 million shares of common stock at a price of $15.00 per share (20.7 million shares at a price of $45.00 per share adjusted for the one-for-three reverse stock split). Since then, and through December 31, 2024, we have raised approximately $2.68 billion in net proceeds from additional offerings of common stock and we have repurchased common stock for $248.1 million.

On August 1, 2022, the Company changed its name from "Apollo Investment Corporation" to "MidCap Financial Investment Corporation". Our common stock began to trade under the ticker "MFIC" on the NASDAQ Global Stock Market on August 12, 2022. Prior to August 12, 2022, the Company's common stock traded on the NASDAQ Global Select Market under the ticker "AINV".

On November 7, 2023, the Company entered into (i) an Agreement and Plan of Merger (the "AFT Merger Agreement") with Apollo Senior Floating Rate Fund Inc., a Maryland corporation ("AFT"), AFT Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company ("AFT Merger Sub"), and, solely for the limited purposes set forth therein, the Adviser, and (ii) an Agreement and Plan of Merger (the "AIF Merger Agreement" and, together with the AFT Merger Agreement, the "Merger Agreements") with Apollo Tactical Income Fund Inc., a Maryland corporation ("AIF"), AIF Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company ("AIF Merger Sub"), and, solely for the limited purposes set forth therein, the Adviser. The Merger Agreements provide that, subject to the terms and conditions set forth in the applicable Merger Agreement, at the effective time of such merger, AFT (the "AFT Effective Time") and AIF (the "AIF Effective Time") will, through a two-step merger process, merge with and into the Company, with the Company continuing as the surviving company (each, the "AFT Merger" or the "AIF Merger", and collectively, the "Mergers"). Each of the Company's board of directors (the "Board"), and AFT's and AIF's board of directors, including all of the respective independent directors, in each case, on the recommendation of special committees comprised solely of certain independent directors of the Company or AFT and AIF, as applicable, approved the applicable Merger Agreement and the transactions contemplated thereby. The Company's stockholders approved the necessary proposal related to the mergers of AFT and AIF with and into the Company at a special meeting of stockholders held on May 28, 2024. AFT and AIF received stockholder approval of the necessary proposals related to their previously announced mergers with and into the Company at the AFT and AIF special meetings of stockholders reconvened on June 21, 2024. On July 22, 2024, the Company completed its acquisition of AFT and AIF. For more information on the Mergers, please see **Note 13** "Mergers with AFT and AIF" to our consolidated financial statements included in this report.

This Annual Report on Form 10-K covers the twelve-month period from January 1, 2024 to December 31, 2024 (the "Annual Report"). On November 3, 2022, the Company's Board changed the Company's fiscal year end from March 31 to December 31, effective December 31, 2022. Prior to this Annual Report, we filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Unless otherwise noted, all references to "fiscal years" in this Annual Report refers to the twelve-month fiscal year ended on December 31.

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We invest primarily in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which we generally define as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, we may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies.

Our portfolio is comprised primarily of investments in debt, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $300 million. Our portfolio may also include equity interests such as common stock, preferred stock, warrants or options. Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, if the Company's unrated investments were rated, they would be rated below investment grade. These securities, which are often referred to as "junk" or "high yield," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.

During the year ended December 31, 2024, we invested $1.6 billion across 167 new and 130 existing portfolio companies primarily through a combination of primary and secondary debt investments. This compares to $0.4 billion across 32 new and 84 existing portfolio companies during the year ended December 31, 2023. Investments sold or repaid during the year ended December 31, 2024 totaled $0.9 billion versus $0.5 billion during the year ended December 31, 2023. The weighted average yields on our secured debt portfolio, unsecured debt portfolio, total debt portfolio and total portfolio as of December 31, 2024 at our current cost basis were 10.8%, 9.5%, 10.8% and 9.5%, respectively. As of December 31, 2023, the yields were 12.1%, –%, 12.1% and 10.1%, respectively. The portfolio yields may be higher than an investor's yield on an investment in us due to sales load and other expenses. For the year ended December 31, 2024 and the year ended December 31, 2023, the total return based on the change in market price per share and taking into account dividends and distributions, if any, reinvested in accordance with the dividend reinvestment plan was 11.1% and 34.9%, respectively. Such returns do not reflect any sales load that stockholders may have paid in connection with their purchase of shares of our common stock.

As of December 31, 2024, our portfolio consisted of 233 portfolio companies and was invested 93% in secured debt, 0% in unsecured debt, 1% in structured products and other, 1% in preferred equity, and 5% in common equity/interests and warrants measured at fair value. As of December 31, 2023, our portfolio consisted of 152 portfolio companies and was invested 90% in secured debt, 0% in unsecured debt, 2% in structured products and other, 1% in preferred equity and 7% in common equity/interests and warrants measured at fair value.

Since the initial public offering of the Company in April 2004 and through December 31, 2024, invested capital totaled $25.5 billion in 794 portfolio companies. Over the same period, the Company completed transactions with more than 100 different financial sponsors.

As of December 31, 2024, 99% of the corporate lending portfolio is floating rate debt, measured at fair value. On a cost basis, 99% is floating rate debt. As of December 31, 2023, 100% of the corporate lending portfolio is floating rate debt, measured at fair value. On a cost basis, 100% is floating rate debt. The interest rate type information is calculated using the Company's corporate debt portfolio and excludes investments on non-accrual status.

Apollo Investment Management, L.P.

Apollo Investment Management, L.P. (the "Investment Adviser" or "AIM") is our investment adviser and an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries ("AGM"). The Investment Adviser, subject to the overall supervision of our Board, manages the day-to-day operations of, and provides investment advisory services to the Company. AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the Securities and Exchange Commission ("SEC") permitting us to do so.

AIM is led by Howard Widra, Tanner Powell, Ted McNulty and Patrick Ryan. Potential investment and disposition opportunities are generally approved by one or more committees composed of personnel across AGM, including Messrs. Widra, Powell, McNulty and Ryan, by all or a majority of Messrs. Widra, Powell, McNulty or Ryan depending on the underlying investment type and/or the amount of such investment. The composition of such committees and the overall approval process for the Company's investments may change from time to time. AIM draws upon AGM's 30 year history and benefits from the broader firm's significant capital markets, trading and research expertise developed through investments in many core sectors in over 200 companies since inception.

Apollo Investment Administration, LLC

Apollo Investment Administration, LLC (the "Administrator" or "AIA"), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and recordkeeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

Operating and Regulatory Structure

Our investment activities are managed by AIM and supervised by our Board, a majority of whom are independent of AGM and its affiliates. AIM is an investment adviser that is registered under the Investment Advisers Act of 1940. Under our investment advisory management agreement, we pay AIM an annual base management fee as well as an incentive fee.

As a BDC, we are required to comply with certain regulatory requirements. Also, while we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects, see "Item 1A. Risk Factors". We have elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code.

Investments

The Company seeks to create a portfolio of primarily debt investments, including secured and unsecured debt of private middle-market companies that, in the case of senior secured loans, generally are not broadly syndicated and whose aggregate tranche size is typically less than $300 million. Our portfolio may also include equity interests such as common stock, preferred stock, warrants or options. The average investment size will vary as the size of our capital base varies. Our target portfolio consists primarily of long-term secured debt, as well as unsecured and mezzanine positions of private middle-market companies. Structurally, unsecured and mezzanine debt usually ranks subordinate in priority of payment to senior debt, such as bank debt, and is characterized as unsecured. As such, other creditors may rank senior to us in the event of an insolvency.

However, unsecured and mezzanine debt ranks senior to common and preferred equity in a borrowers' capital structure. Unsecured and mezzanine debt may have a fixed or floating interest rate. Additional income can be generated from upfront fees, call protections including call premiums, equity co-investments or warrants.

Our principal focus is to provide capital to middle-market companies in a variety of industries. We generally seek to target companies that generate positive free cash flows or that may support debt investments with strong asset coverage, and we may provide debtor-in-possession or reserve financing. Additionally, we may acquire investments in the secondary market if we believe the risk-adjusted returns are attractive.

The following is a representative list of the industries in which we have invested as of December 31, 2024:

- Advertising, Printing & Publishing

- Automotive

- Aviation and Consumer Transport

- Beverage, Food & Tobacco

- Business Services

- Chemicals, Plastics & Rubber

- Construction & Building

- Consumer Goods - Durable

- Consumer Goods – Non-durable

- Consumer Services

- Containers, Packaging & Glass

- Diversified Investment Vehicles, Banking, Finance, Real Estate

- Energy – Electricity

- Environmental Industries

- Healthcare & Pharmaceuticals

- High Tech Industries

- Hotel, Gaming, Leisure, Restaurants

- Insurance

- Manufacturing, Capital Equipment

- Media – Diversified & Production

- Retail

- Telecommunications

- Transportation – Cargo, Distribution

- Utilities – Electric

- Wholesale

We may also invest in other industries if we are presented with attractive opportunities. In an effort to increase our returns and the number of investments that we can make, we may in the future seek to securitize our debt investments. To the extent we elect to include higher quality portfolio holdings in the securitization vehicle and retain lower quality holdings in our portfolio, investing in our shares may be riskier. To securitize debt investments, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. We may sell debt of or interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment-grade securities. We may use the proceeds of such sales to reduce indebtedness or to fund additional investments. We may also invest through special purpose entities or other arrangements, including total return swaps and repurchase agreements, in order to obtain non-recourse financing or for other purposes.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies and in private funds. We may also co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. On January 14, 2025, we received an exemptive order from the SEC (the "Order") permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates, subject to the conditions included therein. Under the terms of the Order, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our Board approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

The following table summarizes our top ten portfolio companies and industries based on fair value as of December 31, 2024:

Portfolio Company	% of Portfolio	Industry	% of Portfolio
Merx Aviation Finance, LLC	6.1%	High Tech Industries	20.5%
ChyronHego Corporation	4.7%	Healthcare & Pharmaceuticals	15.8%
LashCo	1.5%	Business Services	10.4%
Lending Point	1.5%	Aviation and Consumer Transport	7.7%
Beacon Mobility	1.3%	Diversified Investment Vehicles, Banking, Finance, Real Estate	6.3%
Medical Guardian	1.2%	Consumer Goods – Non-durable	5.1%
IPS	1.1%	Consumer Services	4.6%
US Legal Support	1.1%	Transportation – Cargo, Distribution	3.5%
Berner Foods	1.1%	Construction & Building	3.4%
Thomas Scientific	1.1%	Wholesale	3.4%
Total	20.7%	Total	80.7%

The following table summarizes our top ten portfolio companies and industries based on fair value as of December 31, 2023:

Portfolio Company	% of Portfolio	Industry	% of Portfolio
Merx Aviation Finance, LLC	8.2%	High Tech Industries	19.3%
ChyronHego Corporation	5.5%	Healthcare & Pharmaceuticals	17.5%
Lending Point	1.9%	Business Services	11.9%
LashCo	1.9%	Aviation and Consumer Transport	8.4%
Beacon Mobility	1.6%	Consumer Services	8.1%
PSI Services, LLC	1.5%	Beverage, Food & Tobacco	4.8%
UpStack	1.4%	Consumer Goods – Non-durable	3.6%
Activ	1.4%	Transportation – Cargo, Distribution	3.1%
Rise Baking	1.4%	Manufacturing, Capital Equipment	2.9%
Truck-Lite Co., LLC	1.3%	Automotive	2.6%
Total	26.1%	Total	82.1%

Investment Selection and Due Diligence

We are committed to a value-oriented philosophy of, among other things, capital preservation and commit resources to managing risks associated with our investment portfolio. Our Investment Adviser conducts due diligence on prospective portfolio companies. In conducting its due diligence, our Investment Adviser uses information provided by the company and its management team, publicly available information, as well as information from their extensive relationships with former and current management teams, consultants, competitors and investment bankers and the direct experience of the senior partners of our affiliates.

Our Investment Adviser's due diligence will typically include:

- review of historical and prospective financial information;

- on-site visits;

- interviews with management, employees, customers and vendors of the potential portfolio company;

- review of loan documents;

- background checks; and

- research relating to the company's management, industry, markets, products and services, and competitors.

Upon the completion of due diligence and a decision to seek approval for an investment in a company, the professionals leading the proposed investment generally present the investment opportunity to and seek approval in accordance with our investment approval process. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys and accountants prior to the closing of the investment, as well as other outside advisers, as appropriate.

Investment Structure

Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including senior, junior and equity capital providers, to structure an investment.

We generally seek to structure our investments as secured loans with a direct lien on the assets or cash flows of the company that provide for increased downside protection in the event of insolvency while maintaining attractive risk-adjusted returns and current interest income. We generally seek for these secured loans to obtain security interests in the assets of our portfolio companies that serve as collateral in support of the repayment of these loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company. In some cases, we may enter into debt investments that, by their terms, convert into equity or additional debt securities or defer payments of interest after our investment. Also, in some cases our debt investments may be collateralized by a subordinated lien on some or all of the assets of the borrower. Typically, our loans have maturities of three to ten years.

We seek to tailor the terms of our investments to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability.

For example, in addition to seeking a senior position in the capital structure of our portfolio companies, we seek to limit the downside potential of our investments by:

- requiring an expected total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

- generally incorporating call protection into the investment structure where possible; and

- negotiating covenants and information rights in connection with our investments that afford our portfolio companies flexibility in managing their businesses, but which are still consistent with our goal of preserving our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights. Our investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Any warrants we receive with our debt securities generally require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

We expect to hold most of our investments to maturity or repayment, but we may sell certain of our investments sooner if a liquidity event takes place such as a sale or recapitalization or worsening of credit quality of a portfolio company, among other reasons.

Investment Valuation Process

The Board has designated the Investment Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Investment Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. Even though the Company's Board designated the Company's Investment Adviser as "valuation designee," the Company's Board continues to be responsible for overseeing the processes for determining fair valuation.

Under the Company's valuation policies and procedures, the Investment Adviser values investments, including certain secured debt, unsecured debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within the quarter before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount accreted/premium amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case such investments shall be valued at fair value as determined in good faith by or under the direction of the Investment Adviser including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Investment Adviser. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Investment Adviser undertakes a multi-step valuation process each quarter, as described below:

1. Our quarterly valuation process begins with independent valuation firms conducting independent appraisals and assessments for all the investments they have been engaged to review. If an independent valuation firm is not engaged during a particular quarter, the valuation may be conducted by the Investment Adviser.

2. Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3. The Investment Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm.

4. For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments determined by these valuation procedures which have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Investment Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides valuation. In addition, some of our investments provide for payment-in-kind ("PIK") interest or dividends. Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity of the investment or upon the investment being called by the issuer. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments.

Ongoing Relationships with Portfolio Companies

Monitoring

AIM monitors our portfolio companies on an ongoing basis and also monitors the financial trends of each portfolio company to determine if each is meeting its respective business plans and to assess the appropriate course of action for each company. In addition, senior investment professionals of AIM may take board seats or obtain board observation rights for our portfolio companies.

AIM has several methods of evaluating and monitoring the performance and fair value of our investments, which can include, but are not limited to, the assessment of success of the portfolio company in adhering to its business plan and compliance with covenants; periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments; comparisons to other portfolio companies in the industry; attendance at and participation in board meetings; and review of monthly and quarterly financial statements and financial projections for portfolio companies.

AIM also uses an investment rating system to characterize and monitor our expected level of returns on each investment in our portfolio. These ratings are just one of several factors that AIM uses to monitor our portfolio, but they are not in and of themselves a determinative of fair value. AIM grades the credit risk of all investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors.

Under this system, investments with a grade of 1 involve the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit. Investments graded 2 involve a level of risk to our initial cost basis that is similar to the level of risk underwritten at the time of origination or acquisition. This portfolio company is generally performing in accordance with our analysis of its business and the full return of principal and interest or dividend is expected. Investments graded 3 indicate that the risk to our ability to recoup the cost of such investment has increased since origination or acquisition, but full return of principal and interest or dividend is expected. A portfolio company with an investment grade of 3 requires closer monitoring. Investments graded 4 indicate that the risk to our ability to recoup the cost of such investment has increased significantly since origination or acquisition, including as a result of factors such as declining performance and noncompliance with debt covenants, and we expect some loss of interest, dividend or capital appreciation, but still expect an overall positive internal rate of return on the investment. Investments graded 5 indicate that the risk to our ability to recoup the cost of such investment has increased materially since origination or acquisition and the portfolio company likely has materially declining performance. Loss of interest or dividend and some loss of principal investment is expected, which would result in an overall negative internal rate of return on the investment. For investments graded 4 or 5, AIM enhances its level of scrutiny over the monitoring of such portfolio company.

AIM monitors and, when appropriate, changes the investment ratings assigned to each investment in our portfolio. In connection with our valuation process, AIM reviews these investment ratings on a quarterly basis, and the Audit Committee of the Board monitors such ratings. It is possible that the grade of certain of these portfolio investments may be reduced or increased over time.

Managerial Assistance

As a BDC, we must offer, and must provide upon request, significant managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services.

Competition

Our primary competitors in providing financing to middle-market companies include public and private funds, commercial and investment banks, commercial financing companies, other BDCs or hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the restrictions that the Code imposes on us as a RIC.

We also expect to use the industry information of AGM's investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we believe that the relationships of the senior managers of AIM and those of our affiliates enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest.

Staffing

The Company has no employees. All of the services we utilize are provided by third parties. Our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and additional personnel assisting them in such functions are employees of AIA and perform their respective functions under the terms of the administration agreement with AIA. Certain of our other executive officers are managing partners of our Investment Adviser. Our day-to-day investment operations are managed by our Investment Adviser, which draws on the broader capabilities of the Credit segment of AGM's credit business. In addition, we generally reimburse AIA for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs.

Investment Advisory Management Agreement

Management Services

AIM serves as our investment adviser and is a wholly-owned direct subsidiary of Apollo Global Management. AIM is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Subject to the overall supervision of our Board, the Investment Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company. Under the terms of the investment advisory management agreement, AIM:

- determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

- identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies); and

- closes and monitors the investments we make.

AIM's services under the investment advisory management agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Management and Incentive Fee

Pursuant to the investment advisory management agreement, we incur a fee payable to AIM for investment advisory and management services consisting of two components - a base management fee and an incentive fee. For the fiscal years ended December 31, 2024, December 31, 2023, and for the nine months ended December 31, 2022, we incurred $19.45 million, $17.37 million and $26.62 million, respectively, in base management fees and incurred $21.55 million, $24.57 million and $5.69 million, respectively, in performance-based incentive fees.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% (0.4375% per quarter) of the Company's net asset value as of the final business day of the prior calendar quarter; provided, however, that the base management fee shall not be greater than 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter. The base management fee is payable quarterly in arrears. The value of the Company's gross assets is calculated in accordance with the Company's valuation procedures.

For the period from April 1, 2018 to December 31, 2022, the base management fee was calculated initially at an annual rate of 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter; provided, however, in each case, the base management fee was calculated at an annual rate of 1.00% (0.250% per quarter) of the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) that exceeds the product of (A) 200% and (B) the value of the Company's net asset value at the end of the prior calendar quarter. The base management fee was payable quarterly in arrears. The value of the Company's gross assets was calculated in accordance with the Company's valuation procedures.

Performance-Based Incentive Fee

The incentive fee (the "Incentive Fee") consists of two components that are determined independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on income and a portion is based on capital gains, each as described below:

(i) Incentive Fee on Pre-Incentive Fee Net Income - effective January 1, 2023

The Incentive Fee on pre-incentive fee net investment income is determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the current calendar quarter and each of the eleven preceding calendar quarters (in either case, the "Trailing Twelve Quarters") exceeds (y) the preferred return amount in respect of the Trailing Twelve Quarters; provided, however, that the pre-incentive fee net investment income in respect of the current calendar quarter exceeds the multiple of (A) 1.75% and (B) the Company's net asset value at the beginning of such calendar quarter. For the purposes of the Incentive Fee calculations, each calendar quarter comprising the relevant Trailing Twelve Quarters that commenced prior to January 1, 2023 shall be known as a "Legacy Fee Quarter" while a calendar quarter that commenced on or after January 1, 2023 shall be known as a "Current Fee Quarter."

The preferred return amount is determined on a quarterly basis, and is calculated by summing the amounts obtained by multiplying 1.75% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The preferred return amount is calculated after making appropriate adjustments to the Company's net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

The amount of the Incentive Fee on Income that is paid to the Investment Adviser for a particular quarter equals the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant Trailing Twelve Quarters.

The Company will pay the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the Trailing Twelve Quarters does not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the Trailing Twelve Quarters, if any, that exceeds the preferred return amount but is less than or equal to the catch-up amount, which shall be the sum of (i) the product of 2.1875% multiplied by the Company's net asset value at the beginning of each applicable Legacy Fee Quarter included in the relevant Trailing Twelve Quarters and (ii) the product of 2.1212% multiplied by the Company's net asset value at the beginning of each applicable Current Fee Quarter included in the relevant Trailing Twelve Quarters.

(3) for any quarter in which the Company's pre-incentive fee net investment income for the Trailing Twelve Quarters exceeds the catch-up amount, the incentive fee shall equal 20.00% for each Legacy Fee Quarter and 17.50% otherwise of the amount of the Company's pre-incentive fee net investment income for such Trailing Twelve Quarters, provided, however, that the incentive fee on income for any quarter shall not be greater than 20.00% or 17.50%, as applicable, of the amount of the Company's current quarter's pre-incentive fee net investment income.

The Incentive Fee on Income as calculated is subject to the Incentive Fee Cap. The Incentive Fee Cap in any quarter is an amount equal to (a) 20.00% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant Legacy Fee Quarters included in the relevant Trailing Twelve Quarters and 17.50% of the Cumulative Pre-Incentive Fee Net Return during the relevant Current Fee Quarters included in the relevant Trailing Twelve Quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters.

(ii)   Incentive Fee on Pre-Incentive Fee Net Income - (January 1, 2019 - December 31, 2022)

For the period from January 1, 2019 to December 31, 2022, the incentive fee on pre-incentive fee net investment income was determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the applicable calendar quarter and each of the eleven preceding calendar quarters beginning with the calendar quarter that commences on or after April 1, 2018 (the "trailing twelve quarters") exceeds (y) the preferred return amount in respect of the trailing twelve quarters.

The preferred return amount was determined on a quarterly basis, and was calculated by summing the amounts obtained by multiplying 1.75% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters. The preferred return amount was calculated after making appropriate adjustments to the Company's net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

The amount of the Incentive Fee on Income that was paid to the Investment Adviser for a particular quarter equaled the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant trailing twelve quarters.

The Company paid the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the trailing twelve quarters did not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the trailing twelve quarters, if any, that exceeded the preferred return amount but is less than or equal to an amount (the "catch-up amount") determined by multiplying 2.1875% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters.

(3) for any quarter in which the Company's pre-incentive fee net investment income for the trailing twelve quarters exceeded the catch-up amount, the incentive fee should equal 20% of the amount of the Company's pre-incentive fee net investment income for such trailing twelve quarters.

The Incentive Fee on Income as calculated was subject to a cap (the "Incentive Fee Cap"). The Incentive Fee Cap in any quarter was an amount equal to (a) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant trailing twelve quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant trailing twelve quarters.

For this purpose, "Cumulative Pre-Incentive Fee Net Return" during the relevant trailing twelve quarters means (x) Pre-Incentive Fee Net Investment Income in respect of the trailing twelve quarters less (y) any Net Capital Loss, since April 1, 2018, in respect of the trailing twelve quarters. If, in any quarter, the Incentive Fee Cap was zero or a negative value, the Company shall pay no Incentive Fee on Income to the Investment Adviser in that quarter. If, in any quarter, the Incentive Fee Cap is a positive value but is less than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap was equal to or greater than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee on Income for such quarter.

"Net Capital Loss" in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

B. Incentive Fee Based on Cumulative Net Realized Gains

The Incentive Fee on Capital Gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee shall equal 17.50% of the sum of the Company's realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company shall be calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

Prior to January 1, 2023, the Incentive Fee on Capital Gains was determined and paid in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee equaled 20.0% of the sum of the Company's realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company was calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

For accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive fee based upon net realized capital gains and unrealized capital gain and loss on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital gain and loss is realized in order to reflect a theoretical capital gains incentive fee that would be payable to the Investment Adviser at each measurement date. There was no accrual for theoretical capital gains incentive fee for the years ended December 31, 2024 and 2023. It should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 (the "Advisers Act") or the investment advisory management agreement, and would not be paid based upon such computation of capital gains incentive fees in subsequent periods. Amounts actually paid to the Investment Adviser will be consistent with the Advisers Act and formula reflected in the investment advisory management agreement which specifically excludes consideration of unrealized capital gain.

On January 16, 2019, we entered into a fee offset agreement with AIM in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets. We received an offsetting credit against total incentive fees otherwise due to AIM under the investment advisory management agreement. The amount offset was initially 20% of the management fee revenue earned and incentive fee revenue realized by AIM and its affiliates in connection with managing aircraft assets on related insurance balance sheets ("New Balance Sheet Investments"), new aircraft managed account capital ("New Managed Accounts") and new dedicated aircraft funds ("New Aircraft Funds"). Once the aggregate capital raised by New Aircraft Funds or New Managed Accounts and capital invested by the New Balance Sheet Investments exceeded $3 billion cumulatively, the fee offset would step down to 10% of the amount of incremental management fee revenue earned and incentive fee revenue realized by AIM and its affiliates. The fee offset was supposed to be in place for seven years, however the incentive fees realized by AIM and its affiliates after this seven-year period from applicable investments that were raised or made within the seven-year period would also be used to offset incentive fees payable to AIM by us. The offset would be limited to the amount of incentive fee payable by the us to AIM and any unapplied fee offset which exceeds the incentive fees payable in a given quarter will carry forward to be credited against the incentive fees payable by us in subsequent quarters.

In 2022, we announced our plans to reduce our aviation leasing platform that is operating through Merx. Effective February 21, 2023, as a result of the planned reduction and the pending departure of certain Merx personnel, Merx and Apollo agreed to an Amended Servicing Agreement and to terminate the Research Support Agreement, the Technical Support Agreement and the Fee Offset Agreement in exchange for a termination fee of $7.5 million. Under the Amended Servicing Agreement and the subservicing agreement with an affiliate, as part of the February 21, 2023 termination payment, Merx will continue to service certain legacy Apollo aircraft investments during its reduction.

Please see Part II of this Annual Report, Item 8. Consolidated Financial Statements and Supplementary Data for subsequent events relating to the Company's fee offset agreement with AIM.

Payment of Our Expenses

All investment professionals of the Investment Adviser and their respective staffs when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to: calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by AIM payable to third parties, including agents, consultants or other advisers, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on debt, if any, incurred to finance our investments; offerings of our common stock and other securities; investment advisory and management fees; fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors' fees and expenses; costs of preparing and filing reports or other documents of the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; our allocable portion of the fidelity bond, directors' and officers' errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us or Apollo Administration in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs.

Duration and Termination

The continuation of our investment advisory management agreement was approved by our Board on May 7, 2024. Unless terminated earlier as described below, it will remain in effect from year to year if approved annually by our Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not "interested persons" as defined in the 1940 Act. The investment advisory management agreement will automatically terminate in the event of its assignment. Either party may terminate the investment advisory management agreement without penalty upon not more than 60 days' written notice to the other party. See "Risk Factors - Risks Relating to our Business and Structure."

Indemnification

The investment advisory management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIM and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of AIM's services under the investment advisory management agreement or otherwise as an investment adviser of the Company.

Administrative Agreement

Pursuant to a separate administration agreement, AIA furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, AIA also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, AIA assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of AIA's overhead in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs. Under the administration agreement, AIA also provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance. Either party may terminate the administration agreement without penalty upon 60 days' written notice to the other party.

At the fiscal years ended December 31, 2024, 2023, and at the nine months ended December 31, 2022, expenses incurred (net of reimbursements) under the administration agreement were $4.1 million, $5.6 million and $4 million, respectively. For administrative expenses incurred during the most recently completed fiscal quarter, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations; Expenses."

Indemnification

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or reckless disregard of its duties and obligations, AIA and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of AIA's services under the administration agreement or otherwise as administrator for us.

License Agreement

We have entered into a license agreement with AGM pursuant to which AGM has agreed to grant us a non-exclusive, royalty-free license to use the name "Apollo." Under this agreement, we have the right to use the "Apollo" name, for so long as AIM or one of its affiliates remains our Investment Adviser. Other than with respect to this limited license, we will have no legal right to the "Apollo" name. This license agreement will remain in effect for so long as the investment advisory management agreement with our Investment Adviser is in effect.

On August 2, 2022, we entered into a license agreement with AGM pursuant to which AGM agreed to grant us a non-exclusive, non-transferable royalty-free license to use the name "MidCap Financial" (the "Licensed Mark"). Under this agreement, we have the right to use the "MidCap Financial" name, for so long as AIM or one of its affiliates remains our Investment Adviser. AGM has the right to use and license the "Licensed Mark" for use in connection with financial services pursuant to the Investment Management Agreement among MidCap FinCo Holdings Limited, MidCap FinCo Limited (now known as MidCap FinCo Designated Activity Company) (collectively with MidCap FinCo Holdings Limited, "MidCap"), and Apollo Capital Management, L.P. MidCap is a wholly-owned subsidiary of AGM. Other than with respect to this limited license, we will have no legal right to the "MidCap" name. This license agreement will remain in effect for so long as the investment advisory management agreement with our Investment Adviser is in effect.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

- Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934 (the "1934 Act"), our Chief Executive Officer and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports.

- Pursuant to Item 307 of Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures.

- Pursuant to Rule 13a-15 of the 1934 Act, our management must prepare a report regarding its assessment of our internal control over financial reporting.

- Pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the 1934 Act, our periodic reports must disclose whether there were significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to material weaknesses.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

Available Information

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements, codes of ethics and other information meeting the informational requirements of the 1934 Act. The SEC maintains a website that contains reports, proxy and information statements, and other information filed electronically by us with the SEC which are available on the SEC's website at http://www.sec.gov. In addition, information specifically regarding how we voted proxies relating to portfolio securities for the fiscal year ended December 31, 2024 is available without charge, upon request, by calling 212-515-3450. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Our website is www.midcapfinancialic.com. We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this Annual Report, and you should not consider information contained on our website to be part of this Annual Report.

Item 1A. Risk Factors

Investing in the Company involves a number of significant risks relating to the current environment, our business and structure, our investments, issuance of our preferred stock, and an investment in our common stock. As a result, there can be no assurance that we will achieve our investment objective. You should carefully consider the risks described below, together with all of the other information included in this report, before you decide whether to invest in the Company. The risks set forth below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may have a material adverse effect on our business, financial condition and/or operating results.

Risks Relating to the Current Environment

Capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets in the United States and abroad, which may have a negative impact on our business and operations.

From time to time, capital markets may experience periods of disruption and instability. Such disruptions may result in, amongst other things, write-offs, the re-pricing of credit risk, the failure of financial institutions or worsening general economic conditions, any of which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular. There can be no assurance these market conditions will not occur or worsen in the future, including economic and political events in or affecting the world's major economies, such as the ongoing war between Russia and Ukraine and conflicts in the Middle East. Sanctions imposed by the U.S. and other countries in connection with hostilities between Russia and Ukraine and the tensions between China and Taiwan have caused additional financial market volatility and affected the global economy. Concerns over future increases in inflation, economic recession, as well as interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tension, have exacerbated market volatility. Market uncertainty and volatility have also been magnified as a result of the 2024 U.S. presidential and congressional elections and resulting uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies, including with respect to treaties and tariffs..

Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that we have raised over the last year has been at higher rates than we have raised debt at in the past due to the higher interest rate environment we have been experiencing. The debt capital that will be available to us in the future, if at all, may continue to be at a higher cost, including as a result of the current interest rate environment, and on less favorable terms and conditions than what we have historically experienced. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.

Significant disruption or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). Significant disruption or volatility in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on our business, financial condition or results of operations.

AIM monitors developments and seeks to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that it will be successful in doing so; and AIM may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments in the current or future market environment.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, and will likely continue to increase in the future. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including, without limitation, nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third-party service providers upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks.

The result of these incidents could include disrupted operations, misstated or unreliable financial data, disrupted market price of our common stock, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our investor relationships. These risks require continuous and likely increasing attention and other resources from us, AGM and third-party service providers to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for the Adviser's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that such efforts will be effective. Additionally, the cost of maintaining such systems and processes, procedures and internal controls may increase from its current level.

In the normal course of business, we and our third-party service providers collect and retain certain personal information provided by borrowers, employees and vendors. We also rely extensively on computer systems to process transactions and manage our business. We can provide no assurance that the data security measures designed to protect confidential information on our systems established by us and our service providers will be able to prevent unauthorized access to this personal information. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us and our service providers to entirely mitigate this risk.

Remote work has become more common among the employees and personnel of the Investment Adviser, AGM and other third-party service providers and has increased risks to the information technology systems and confidential, proprietary, and sensitive data of the Investment Adviser, AGM and other third-party service providers as more of those employees utilize network connections, computers, and devices outside of the employer's premises or network, including working at home, while in transit, and in public locations. Those employees working remotely could expose the Investment Adviser, AGM and other third-party service providers to additional cybersecurity risks and vulnerabilities as their systems could be negatively affected by vulnerabilities present in external systems and technologies outside of their control.

Our business depends on the communications and information systems of AGM and other third-party service providers. Such systems may fail to operate properly or become disabled as a result of cyber incidents. Any failure or interruption of the systems of AGM or any other counterparties that we rely on could cause delays or other problems and could have a material adverse effect on our operating results. None of us, the Investment Adviser or AGM have experienced any material breach of cybersecurity. However, we can provide no assurance that the networks and systems that we, the Investment Adviser, AGM or our third-party service providers have established or use will be effective. As our reliance on technology has increased, so have the risks posed to our communications and information systems, both internal and those provided by the Investment Adviser, AGM and third-party service providers. AGM's processes, procedures and internal controls that are designed to mitigate cybersecurity risks and cyber intrusions do not guarantee that a cyber incident will not occur or that our financial results, operations or confidential information will not be negatively impacted by such an incident. Despite the security policies and procedures, AGM has implemented that were designed to safeguard our systems and confidential, proprietary, and sensitive data and to manage cybersecurity risk, there can be no assurance that these measures will be effective. AGM takes steps to monitor and develop our information technology networks and infrastructure and invest in the development and enhancement of our controls designed to prevent, detect, respond to, and mitigate the risk of unauthorized access, misuse, computer viruses, and other events that could have a security impact.

Even if we are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including borrowers, vendors, software creators, cybersecurity service providers, and other third parties with whom we do business and rely, may occur, and such events could disrupt our normal business operations and networks in the future.

We are exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our ability to make investments, the value of our investments and our ability to realize gains from the disposition of investments and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. On one hand, a reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income, which also could be negatively impacted by our borrowers making prepayments on their loans. On the other hand, an increase in interest rates could increase the interest repayment obligations of our borrowers and result in challenges to their financial performance and ability to repay their obligations, adversely affecting the credit quality of our investments. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs.

An increase in interest rates could also decrease the value of any investments we hold that earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Moreover, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates. In the past, we have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates, and we may do so again in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

The majority of our debt investments are based on floating rates, such as Term Secured Overnight Financing Rate ("SOFR"), the Federal Funds Rate or the Prime Rate. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed rate of return tend to decline as interest rates rise. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. A decline in the prices of the debt we own could adversely affect our net assets resulting from operations and the market price of our common stock.

Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to pay dividends at a level that provides a similar return, which could reduce the value of our common stock.

Inflation and supply chain risks have had and may continue to have an adverse impact on our business, results of operations and financial condition of our portfolio companies.

Globally, inflation and rapid fluctuations in inflation rates have in the past had negative effects on economies and financial markets, particularly in emerging economies, and may do so in the future. Wages and prices of inputs increase during periods of inflation which can negatively impact returns on our investments. In an attempt to stabilize inflation, governments may impose wage and price controls, or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on levels of economic activity.

Economic and trade sanctions could make it more difficult or costly for us to conduct our operations or achieve our business objectives.

Economic and trade sanctions laws in the United States and other jurisdictions may prohibit us from transacting with or in certain countries and with certain individuals, companies and industry sectors. In the United States, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), administers and enforces laws, Executive Orders and regulations establishing U.S. sanctions. Such sanctions prohibit, among other things, transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. These entities and individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs. In addition, certain sanctions programs prohibit dealing with individuals or entities in certain countries, or certain securities and certain industry sectors regardless of whether relevant individuals or entities appear on the lists maintained by OFAC, which may make it more difficult for us to comply with applicable sanctions. These types of sanctions may significantly restrict or limit our investment activities in certain countries (in particular, certain emerging market countries). We may from time to time be subject to trade sanctions laws and regulations of other jurisdictions, which may be inconsistent with or even seek to prohibit compliance with certain sanctions programs administered by OFAC. The legal uncertainties arising from those conflicts may make it more difficult or costly for us to navigate investment activities that are subject to sanctions administered by OFAC or the laws and regulations of other jurisdictions. Some jurisdictions where the Company or its portfolio companies do business from time to time have adopted measures prohibiting compliance with certain U.S. sanctions programs, which may make compliance with all applicable sanctions impossible.

At the same time, the Company may be obligated to comply with certain anti-boycott laws and regulations that prevent us from engaging in certain discriminatory practices that may be allowed or required in certain jurisdictions. the Company's refusal to discriminate in this manner could make it more difficult for us to pursue certain investments and engage in certain business activities, and any compliance with such practices could subject us to fines, penalties, and adverse legal and reputational consequences.

The ongoing armed conflicts as a result of the Russian invasion of Ukraine and the conflict in the Middle East may have a material adverse impact on us and our portfolio companies.

The Russian invasion of Ukraine and the conflict in the Middle East have led, are currently leading, and for an unknown period of time may continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby and could have a negative impact on the economy and business activity globally (including in the countries in which the Company invests), and therefore could adversely affect the performance of the Company's investments. Furthermore, the aforementioned conflicts and the varying involvement of the United States and other NATO countries could preclude prediction as to their ultimate adverse impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Company and the performance of its investments or operations, and the ability of the Company to achieve its investment objectives. Additionally, to the extent that third parties, investors, or related customer bases have material operations or assets in such conflict zones, they may have adverse consequences related to the ongoing conflict.

Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by the Investment Adviser and under the direction of our Board. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation, which reduces our net asset value. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

The current state of economy and volatility in the global financial markets could have a material adverse effect on our business, financial condition and results of operations.

The U.S. and global capital markets experienced extreme volatility and disruption in recent years, leading to periods of recessionary conditions and depressed levels of consumer and commercial spending. For instance, monetary policies of the Federal Reserve and political uncertainty resulting from recent events, including changes to U.S. trade policies, the impact of the end of the transition period following United Kingdom's exit from the European Union in January 2020 ("Brexit"), the provisional application of the EU-UK Trade and Cooperation Agreement and ongoing conflicts between Russia and Ukraine and in the Middle East and related responses, has led to, from time to time, disruption and instability in the global markets. Disruptions in the capital markets increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. We cannot assure you that these conditions will not worsen. If conditions worsen, a prolonged period of market illiquidity could have a material adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results.

The occurrence of any of these above event(s) could have a significant adverse impact on the value and risk profile of the Company's portfolio. The Company does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. Non-investment grade and equity securities tend to be more volatile than investment-grade fixed income securities; therefore, these events and other market disruptions may have a greater impact on the prices and volatility of non-investment grade and equity securities than on investment-grade fixed income securities. There can be no assurances that similar events and other market disruptions will not have other material and adverse implications.

Should the U.S economy be adversely impacted by increased volatility in the global financial markets caused by continued contagion from the Eurozone crisis, further turbulence in Chinese stock markets and global commodity markets, Brexit, the war in Ukraine and Russia, health epidemics and pandemics or for any other reason, loan and asset growth and liquidity conditions at U.S. financial institutions, including us, may deteriorate.

Uncertainty with respect to the financial stability of the United States and several countries in the EU could have a significant adverse effect on our business, financial condition, and results of operations.

Due to federal budget deficit concerns, S&P downgraded the federal government's credit rating from AAA to AA+ for the first time in history on August 5, 2011. Further, in 2023, Fitch downgraded the federal government's credit rating from AAA to AA+. Further downgrades or warnings by S&P, Moody's or other rating agencies, and the government's credit and deficit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock. Also, to the extent uncertainty regarding any economic recovery in Europe and Brexit continue to negatively impact consumer confidence and consumer credit factors, our business and results of operations could be significantly and adversely affected.

After raising the target range for the federal funds rate in 2017 and 2018, the Federal Reserve lowered the target rate three times in 2019 and two times in 2020. Following recent heightened inflation, the Federal Reserve raised the target rate four times in 2023, raising the fed funds rate by about three percentage points in a six month period. However, in 2024, interest rates began to decline, with the first Federal Reserve interest rate reduction in September 2024 and further reductions in November 2024 and December 2024. Further changes in key economic indicators, such as the unemployment rate or inflation, could lead to additional changes to the target range for the federal funds rate that may cause instability or may negatively impact our ability to access the debt markets on favorable terms.

The election of a new U.S. president for a term that commenced in 2025, coupled with a consolidation of party control of both chambers of Congress, has led to new legislative and regulatory initiatives and the roll-back of certain initiatives of the previous presidential administration, which may impact our business and our clients' businesses in unpredictable ways. Areas subject to potential change or amendment include the Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the authority of the Federal Reserve and the Financial Stability Oversight Council. Additionally, under the narrowly divided control of the Congress, the likelihood of a failure to increase the debt ceiling and a default by the federal government is increased. The U.S. may also increase tariffs and potentially withdraw from, renegotiate or enter into various trade agreements and take other actions that would change current trade policies of the U.S. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the U.S. Such actions could have a significant adverse effect on our business, financial condition and results of operations.

We may form one or more CLOs, which may subject us to certain structured financing risks.

To finance investments, we have and may continue to securitize certain of our investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This involves contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers and retaining a debt and/or equity interest in the special purpose entity. Any interest in any such CLO held by us will be considered a "non-qualifying asset" for purposes of Section 55 of the 1940 Act.

If we create a CLO, we will depend in part on distributions from the CLO's assets out of its earnings and cash flows to enable us to make distributions to our stockholders. The ability of a CLO to make distributions or pay dividends will be subject to various limitations, including the terms and covenants of the debt it issues. For example, tests based on interest coverage or other financial ratios or other criteria may restrict the CLO's ability to pay us as holder of a CLO's debt and/or equity interests. There is no assurance any such performance tests will be satisfied. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO's debt. As a result, there may be a lag, which could be significant, between the repayment or other realization on a loan or other assets in, and the distribution of cash out of, a CLO, or cash flow may be completely restricted for the life of the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining our RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we could fail to maintain our qualification as a RIC, which would have a material adverse effect on our financial performance.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to our stockholders.

To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests. Finally, any equity interests that we retain in a CLO will not be secured by the assets of the CLO and we will rank behind all creditors of the CLO.

On November 2, 2023, the Company completed a $402,360 term debt securitization (the "Bethesda CLO 1"), a form of secured financing incurred by MFIC Bethesda CLO 1 LLC (the "Bethesda CLO 1 Issuer"), an indirect wholly owned, consolidated subsidiary of the Company. The notes offered by Bethesda CLO 1 Issuer in connection with Bethesda CLO 1 consisted of $232,000 of AAA(sf) Class A-1 Senior Secured Floating Rate Notes due 2035, which bear interest at the three-month SOFR plus 2.40%, $16,000 of AAA(sf) Class A-2 Senior Secured Floating Rate Notes due 2035, which bear interest at three-month SOFR plus 2.90% and $154,360 of Subordinated notes due 2135, which do not bear interest.

On February 24, 2025, the Company completed a $529,600 term debt securitization (the "Bethesda CLO 2" and, together with Bethesda CLO 1, the "CLO Transactions"), a form of secured financing incurred by MFIC Bethesda CLO 2 LLC (the "Bethesda CLO 2 Issuer" and, together with Bethesda CLO 1 Issuer, the "CLO Issuers"), an indirect wholly owned, consolidated subsidiary of the Company. The notes offered by Bethesda CLO 2 Issuer in connection with Bethesda CLO 2 consist of $304,500 of AAA(sf) Class A-1 Senior Secured Floating Rate Notes due 2037, which bear interest at the three-month SOFR plus 1.48%, $21,000 of AAA(sf) Class A-2 Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 1.70%, $31,500 of AA(sf) Class B Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 1.85%, $42,000 of A(sf) Class C Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 2.30%, $31,500 of BBB-(sf) Class D Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 3.75% and $99,100 of Subordinated notes due 2125, which do not bear interest. For a more detailed discussion of Bethesda CLO 2, see **Note 14** Subsequent Events in this Annual Report.

Changes in interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

Our debt investments may be based on floating rates, such as SOFR, the federal funds rate or the prime rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our common stock and our rate of return on invested capital. Most of the debt instruments we invest in are unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. These securities, which are often referred to as "junk" or "high yield," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. These securities are especially sensitive to adverse changes in general economic conditions and to price fluctuation in response to changes in interest rates. During periods of economic downturn or rising interest rates, issuers of below investment grade instruments may experience financial stress that could adversely affect their ability to make payments of principal and interest and increase the possibility of default. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.

Because we have borrowed money, and may issue preferred stock to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred stock and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Declining interest rates also can adversely affect our overall performance, because we may be forced to re-deploy principal and interest payments from existing investments into lower-yielding investments. This "reinvestment risk" can be exacerbated to the extent borrowers can prepay their loans without significant penalties, particularly because such prepayments tend to increase as interest rates decline.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Investment Adviser with respect to the portion of the incentive fee based on income.

If MFIC can no longer claim exemption from being deemed a "commodity pool operator" pursuant to Commodity Futures Trading Commission (the "CFTC") rules, MFIC and AIM could be subject to additional regulatory requirements.

In December 2019, the CFTC amended certain rules to require BDCs that trade "commodity interests" (as defined under CFTC rules) to a de minimis extent to file an electronic notice of exclusion to not be deemed a "commodity pool operator" pursuant to CFTC regulations. This exclusion allows BDCs that trade commodity interests to forgo regulation under the CEA and the CFTC. AIM has claimed this exclusion which relieves AIM from registering with the CFTC as the commodity pool operator ("CPO") of MFIC, provided that MFIC (i) continues to be regulated by the SEC as a BDC, (ii) allocates no more than a designated percentage of its liquidation value to futures contracts, certain swap contracts and certain other derivative instruments that are within the jurisdiction of the Commodity Exchange Act (collectively, "CEA-regulated products"), and (iii) is not marketed to the public as a commodity pool or as a vehicle for trading in CEA-regulated products. If MFIC is unable to claim this exclusion, or fails to do so in the future, with respect to us, AIM would become subject to registration and regulation as a commodity pool operator under the CEA. This additional regulation would subject AIM and MFIC to additional registration and regulatory requirements, along with increasing operating expenses which could have a material adverse effect on our business, results of operations or financial condition.

The continued uncertainty relating to the U.S. and global economy could have a negative impact on our business.

The Company's business is directly influenced by the economic cycle, and has been and could further be negatively impacted by a downturn in economic activity in the U.S. as well as globally. Fiscal and monetary actions taken by U.S. and non-U.S. government and regulatory authorities could have a material adverse impact on our business. To the extent uncertainty regarding the U.S. or global economy negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be adversely affected. Moreover, Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend and interest paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could adversely affect our business.

Changes to U.S. federal income tax laws could materially and adversely affect us and our stockholders.

The present U.S. federal income tax laws may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of us or an investment in our shares. For example, the Tax Cuts and Jobs Act enacted in 2017 made substantial changes to the Code. Among those changes are a significant permanent reduction in the generally applicable corporate tax rate, changes in the taxation of individuals and other non-corporate taxpayers that generally but not universally reduce their taxes on a temporary basis subject to ''sunset'' provisions, the elimination or modification of various previously allowed deductions (including substantial limitations on the deductibility of interest and, in the case of individuals, the deduction for personal state and local taxes), certain preferential rates of taxation on certain dividends and certain business income derived by non-corporate taxpayers in comparison to other ordinary income recognized by such taxpayers, and significant changes to the international tax rules. On August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which includes numerous provisions that impact corporations, including the implementation of a corporate alternative minimum tax and a 1% excise tax on certain stock repurchases and economically similar transactions. However, RICs are excluded from the definition of an "applicable corporation" and therefore are not subject to the corporate alternative minimum tax. Additionally, stock repurchases by RICs are specifically exempted from the 1% excise tax.

We are subject to risks associated with artificial intelligence, including the application of various forms of artificial intelligence such as machine learning technology.

Recent technological advances in artificial intelligence, including machine learning technology ("Machine Learning Technology"), pose risks to us and our portfolio companies. We and our portfolio companies could be exposed to the risks of Machine Learning Technology if third-party service providers or any counterparties use Machine Learning Technology in their business activities. We and the Investment Adviser are not in a position to control the use of Machine Learning Technology in third-party products or services. Use of Machine Learning Technology could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming partly accessible by other third-party Machine Learning Technology applications and users. Machine Learning Technology and its applications continue to develop rapidly, and we cannot predict the risks that may arise from such developments.

Machine Learning Technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that Machine Learning Technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of Machine Learning Technology. To the extent we or our portfolio companies are exposed to the risks of Machine Learning Technology use, any such inaccuracies or errors could adversely impact us or our portfolio companies.

Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, which could have a negative impact on our and our portfolio companies' businesses and operations.

Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics. Another severe health pandemic or epidemic can disrupt our and our portfolio companies' businesses and materially and adversely impact our and/or their financial results.

We and/or our portfolio companies may be materially and adversely impacted by global climate change.

Climate change is widely considered to be a significant threat to the global economy. Our business operations and our portfolio companies may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends (such as the process of transitioning to a lower-carbon economy), and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events and rising sea levels and temperatures.

Risks Relating to our Business and Structure

We may suffer credit losses.

Investment in small and middle-market companies is highly speculative and involves a high degree of risk of credit loss. These risks are likely to increase during volatile economic periods, as the U.S. and many other economies have experienced. See "Risks Relating to our Investments."

We are dependent upon Apollo Investment Management's key personnel for our future success and upon their access to AGM's investment professionals and partners.

We depend on the diligence, skill and network of business contacts of the senior management of AIM specifically and AGM generally. Members of our senior management may depart at any time. We also depend, to a significant extent, on AIM's access to the investment professionals and partners of AGM and the information and deal flow generated by the AGM investment professionals in the course of their investment and portfolio management activities. The senior management of AIM evaluates, negotiates, structures, closes and monitors our investments. Our future success depends on the continued service of senior members of AGM's credit platform, including the senior management team of AIM. The departure of our senior management, any senior managers of AIM, or of a significant number of the investment professionals or partners of AGM, could have a material adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that AIM will remain our Investment Adviser or that we will continue to have access to AGM's partners and investment professionals or its information and deal flow.

Our financial condition and results of operations depend on our ability to manage future growth effectively.

Our ability to achieve our investment objective depends, in part, on our ability to grow, which depends, in turn, on AIM's ability to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of AIM's structuring of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The senior management team of AIM has substantial responsibilities under the investment advisory management agreement, and with respect to certain members, in connection with their roles as officers of other AGM funds.

They may also be called upon to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow the rate of investment. In order to grow, we and AIM may need to hire, train, supervise and manage new employees. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with public and private funds, commercial and investment banks, commercial financing companies, other BDCs and, to the extent they provide an alternative form of financing, private equity funds. Competition for investment opportunities intensifies from time to time and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions and valuation requirements that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer.

We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. The loss of such investment opportunities may limit our ability to grow or cause us to have to shrink the size of our portfolio, which could decrease our earnings. If we match our competitors' pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss.

Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

We will be subject to corporate-level income tax if we are unable to maintain our status as a RIC.

To maintain our RIC status under the Code, we must meet certain source-of-income, asset diversification and annual distribution requirements. The annual distribution requirement for a RIC generally is satisfied if we distribute at least 90% of our "investment company taxable income" (generally, our ordinary income and the excess, if any, of our net short-term capital gains over our net long-term capital losses), if any, to our stockholders on an annual basis. To the extent we use debt financing, we are subject to certain asset coverage ratio requirements and other financial covenants under loan and credit agreements, and could in some circumstances also become subject to such requirements under the 1940 Act, that could, under certain circumstances, restrict us from making distributions necessary to maintain our status as a RIC. If we are unable to obtain cash from other sources, we may fail to maintain our status as a RIC and, thus, may be subject to corporate-level income tax. To maintain our status as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments are in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we fail to maintain our status as a RIC for any reason and become subject to corporate-level income tax, the resulting corporate-level taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders.

To maintain our status as a RIC in a subsequent year, we would be required to distribute to our stockholders our earnings and profits attributable to non-RIC years. In addition, if we failed to maintain our status as a RIC for a period greater than two taxable years, then we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years, in order to qualify as a RIC in a subsequent year.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount ("OID"), which may arise if, for example, we receive warrants in connection with the making of a loan or payment-in-kind interest, which represents contractual interest added to the loan balance and typically due at the end of the loan term, or possibly in other circumstances. Such OID is included in income before we receive any corresponding cash payments and could be significant relative to our overall investment activities. Loans structured with these features may represent a higher level of credit risk than loans the interest on which must be paid in cash at regular intervals. We also may be required to include in income certain other amounts that we do not receive in cash.

The incentive fee payable by us that relates to our net investment income is computed and paid on income that may include some interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our Investment Adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations in order to meet distribution and/or leverage requirements.

Regulations governing our operation as a BDC affect our ability to raise, and the way in which we raise, additional capital.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as "senior securities," up to the maximum amount permitted by the 1940 Act. As a BDC, we currently are required to meet an asset coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%. This means that for every $100 of net assets, we may raise $100 from senior securities, such as borrowings or issuing preferred stock. If this ratio declines below 200%, the contractual arrangements governing these securities may require us to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous. On March 23, 2018, the President signed into law the SBCAA, which included various changes to regulations under the federal securities laws that impact BDCs, including changes to the 1940 Act to allow BDCs to decrease their asset coverage requirement to 150% from 200% under certain circumstances. On April 4, 2018, the Board approved the application of the modified asset coverage requirements for the Company. Accordingly, effective April 4, 2019, for every $100 of net assets, we may raise $200 from senior securities, such as borrowings or issuing preferred stock. As of April 4, 2019, if the asset coverage ratio declines below 150%, the contractual arrangements governing these securities may require us to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

BDCs may issue and sell common stock at a price below net asset value per share only in limited circumstances, one of which is during the one-year period after stockholder approval. In the past, our stockholders have approved a plan so that during the subsequent 12 month period we could, in one or more public or private offerings of our common stock, sell or otherwise issue shares of our common stock at a price below the then current net asset value per share, subject to certain conditions including parameters on the level of permissible dilution, approval of the sale by a major1ity of our independent directors and a requirement that the sale price be not less than approximately the market price of the shares of our common stock at specified times, less the expenses of the sale. Although we currently do not have such authority, we may in the future seek to receive such authority on terms and conditions set forth in the corresponding proxy statement. There is no assurance such approvals will be obtained.

In the event we sell, or otherwise issue, shares of our common stock at a price below net asset value per share, existing stockholders will experience net asset value dilution and the investors who acquire shares in such offering may thereafter experience the same type of dilution from subsequent offerings at a discount. For example, if we sell an additional 10% of our common shares at a 5% discount from net asset value, a stockholder who does not participate in that offering for its proportionate interest will suffer net asset value dilution of up to 0.5% or $5 per $1,000 of net asset value.

In addition to issuing securities to raise capital as described above, we may in the future securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly-owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect would be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy and adversely affect our earnings, if any. Moreover, the successful securitization of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests will tend to be those that are riskier and more apt to generate losses.

We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage.

We are exposed to increased risk of loss due to our use of debt to make investments. A decrease in the value of our investments will have a greater negative impact on the value of our common stock than if we did not use debt. Our ability to make distributions will be restricted if we fail to satisfy certain of our asset coverage ratios and other financial covenants and any amounts that we use to service our indebtedness are not available for distributions to our common stockholders.

The agreements governing certain of our debt instruments require us to comply with certain financial and operational covenants. These covenants require us to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders' equity. As of December 31, 2024, we were in compliance with these covenants. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized loss in our portfolio may increase in the future. Absent an amendment to our senior secured credit facility, continued unrealized loss in our investment portfolio could result in non-compliance with certain covenants.

Accordingly, there are no assurances that we will continue to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the debt holders, could accelerate repayment under the instruments and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to make distributions.

Our current and future debt securities are and may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We, and indirectly our stockholders, bear the cost of issuing and servicing such securities. Any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock.

We fund a portion of our investments with borrowed money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. Our lenders and debt holders have fixed dollar claims on our assets that are superior to the claims of our common stockholders or any preferred stockholders. If the value of our assets increases, then leveraging would cause the net asset value to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our common stockholders. Leverage is generally considered a speculative investment technique.

Effective April 4, 2019, we are allowed to borrow amounts such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% after such borrowing. (i.e., we would be able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). Accordingly, our interest expense as a percentage of our total assets will be higher if we use increased leverage as permitted under our modified asset coverage requirement.

As of December 31, 2024, we had approximately $970.1 million of outstanding borrowings under our senior secured credit facility, $232.0 million outstanding Class A-1 Notes under the Bethesda CLO 1, $350.0 million in aggregate amount outstanding of the 2025 Notes, $125.0 million aggregate principal amount of our 2026 Notes and $80.0 million in aggregate amount outstanding of the 2028 Notes. In order for us to cover our annual interest payments on our outstanding indebtedness at December 31, 2024, we must achieve annual returns on our December 31, 2024 total assets of at least 3.51%. The weighted average stated interest rate charged on our principal amount of outstanding indebtedness as of December 31, 2024 was 6.38%. We intend to continue borrowing under our senior secured credit facility in the future and we may increase the size of it or issue additional debt securities or other evidences of indebtedness (although there can be no assurance that we will be successful in doing so). For more information on our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition, Liquidity and Capital Resources." Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our Investment Adviser's and our Boards' assessments of market and other factors at the time of any proposed borrowing.

Our senior secured credit facility, the CLO Transactions, the 2025 Notes, the 2026 Notes and the 2028 Notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew our senior secured credit facility or to add new or replacement debt facilities or to issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition and results of operations.

The following table illustrates the effect on return to a holder of our common stock of the leverage created by our use of borrowing at the weighted average stated interest rate of 6.38% as of December 31, 2024, together with (a) our total value of net assets as of December 31, 2024; (b) approximately $1,757.1 million in aggregate principal amount of indebtedness outstanding as of December 31, 2024 and (c) hypothetical annual returns on our portfolio of minus 10% to plus 10%.

Assumed Return on Portfolio (Net of Expenses) (1)	(10)%	(5)%	—%	5%	10%
Corresponding Return to Common Stockholders (2)	(31)%	(19)%	(8)%	3%	15%

(1) The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2024. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2024.

(2) In order to compute the "Corresponding Return to Common Stockholders," the "Assumed Return on Portfolio" is multiplied by the total value of our assets at December 31, 2024 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average stated interest rate of 6.38% by the approximately $1,757.1 million of principal debt outstanding) is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of December 31, 2024 to determine the "Corresponding Return to Common Stockholders."

Effective April 4, 2019, our asset coverage requirement was reduced from 200% to 150%, which may increase the risk of investing with us.

On April 4, 2018, our Board, including a "required majority" of our Board, approved the application of the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the SBCAA. As a result, effective April 4, 2019, our asset coverage requirement applicable to senior securities was reduced from 200% to 150% (i.e., the revised regulatory leverage limitation permits BDCs to double the amount of borrowings, such that we would be able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us), and the risks associated with an investment in us may have increased.

We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.

Preferred stock, which is another form of leverage, has the same risks to our common stockholders as borrowings because the dividends on any preferred stock we issue must be cumulative. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common stockholders, and preferred stockholders are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

Changes in interest rates may affect our cost of capital and net investment income.

Because we borrow money, and may issue preferred stock to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay dividends on preferred stock and the rate at which we invest these funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred stock, which could reduce our net investment income. Our long-term fixed-rate investments are generally financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act and applicable commodities laws. Interest rate hedging activities do not protect against credit risk.

We have analyzed the potential impact of changes in interest rates on interest income net of interest expense. Assuming no changes to our balance sheet as of December 31, 2024, a hypothetical one percent increase in SOFR on our floating rate assets and liabilities would Increase our earnings by thirteen cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2024, a hypothetical two percent increase in SOFR on our floating rate assets and liabilities would increase our earnings by twenty seven cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2024, a hypothetical three percent increase in SOFR on our floating rate assets and liabilities would increase our earnings by forty cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2024, a hypothetical four percent increase in SOFR on our floating rate assets and liabilities would increase our earnings by fifty three cents per average share over the next twelve months. Assuming no changes to our balance sheet as of December 31, 2024, a hypothetical one percent decrease in SOFR on our floating rate assets and liabilities would decrease our earnings by thirteen cents per average share over the next twelve months. In addition, we believe that our interest rate matching strategy and our ability to hedge mitigates the effects any changes in interest rates may have on our investment income. Although management believes that this is indicative of our sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the assets on the balance sheet and other business developments that could affect net increase or decrease in net assets resulting from operations, or net income. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this estimate.

A portion of our floating rate investments may include features such as SOFR floors. To the extent we invest in credit instruments with SOFR floors, we may lose some of the benefits of incurring leverage. Specifically, if we issue preferred stock or debt (or otherwise borrow money), our costs of leverage will increase as rates increase. However, we may not benefit from the higher coupon payments resulting from increased interest rates if our investments in SOFR floors and rates do not rise to levels above the SOFR floors. In this situation, we will experience increased financing costs without the benefit of receiving higher income. This in turn may result in the potential for a decrease in the level of income available for dividends or distributions made by us.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rates we receive on many of our debt investments. Accordingly, a change in interest rates could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Investment Adviser with respect to pre-incentive fee net investment income.

Our business requires a substantial amount of capital to grow because we must distribute most of our income.

Our business requires a substantial amount of capital. We have issued equity securities and have borrowed from financial institutions. A reduction in the availability of new capital could limit our ability to grow. We must distribute at least 90% of our investment company taxable income to maintain our RIC status. As a result, any such cash earnings may not be available to fund investment originations. We expect to continue to borrow from financial institutions and issue additional debt and equity securities. If we fail to obtain funds from such sources or from other sources to fund our investments, it could limit our ability to grow, which may have an adverse effect on the value of our securities. In addition, as a BDC, our ability to borrow or issue additional preferred stock may be restricted if our total assets are less than 150% of our total borrowings and preferred stock.

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments are not publicly traded. The fair value of these investments may not be readily determinable. We value these investments quarterly at fair value (based on ASC 820, its corresponding guidance and the principal markets in which these investments trade) as determined in good faith by the Investment Adviser and under the direction of our Board pursuant to a written valuation policy and a consistently applied valuation process utilizing the input of our Investment Adviser, independent valuation firms, third party pricing services and the Audit Committee of the Board. Our Board utilizes the services of independent valuation firms to aid it in determining the fair value of these investments. The types of factors that may be considered in fair value pricing of these investments include the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to more liquid securities, indices and other market-related inputs, discounted cash flow, our principal market and other relevant factors. For these securities for which a quote is either not readily available or deemed not to represent fair value, we utilize independent valuation firms to assist with valuation of these Level 3 investments. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a readily available market for these investments existed and may differ materially from the amounts we realize on any disposition of such investments. Our net asset value could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon the disposal of such investments. In addition, decreases in the market values or fair values of our investments are recorded as unrealized loss. Unprecedented declines in prices and liquidity in the corporate debt markets have resulted in significant net unrealized loss in our portfolio, as well as a reduction in NAV, in the past. Depending on market conditions, we could incur substantial realized losses and may continue to suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

The lack of liquidity in our investments may adversely affect our business.

We generally make investments in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Furthermore, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager of AGM has material non-public information regarding such portfolio company.

We may experience fluctuations in our periodic results.

We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rate on such securities, the level of our expenses (including the interest rates payable on our borrowings), the dividend rates on preferred stock we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from knowingly participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain "joint" transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors and, in some cases, of the SEC. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or certain of that person's affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC through an exemptive order (the "Order") (other than in certain limited situations pursuant to current regulatory guidance). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

Under the terms of the Order, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our Board approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

There are potential conflicts of interest which could adversely affect our investment returns.

Allocation of Personnel

Potential investment and disposition opportunities are generally approved by one or more investment committees composed of personnel across AGM including Messrs. Widra, Powell, McNulty and Ryan and/or by all or a majority of Messrs. Widra, Powell, McNulty and Ryan depending on the underlying investment type and/or the amount of such investment. Our executive officers and directors, and the partners of our Investment Adviser, AIM, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. Moreover, we note that, notwithstanding the difference in principal investment objectives between us and other AGM funds, such other AGM sponsored funds, including new affiliated potential pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by AGM or AIM itself), have and may from time to time have overlapping investment objectives with us and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by us. To the extent such other investment vehicles have overlapping investment objectives, the scope of opportunities otherwise available to us may be adversely affected and/or reduced. As a result, certain partners of AIM may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other AGM funds. In addition, in the event such investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, AIM our desired investment portfolio may be adversely affected. Although AIM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by investment funds managed by AIM or investment managers affiliated with AIM.

Information Barriers

AGM has established certain one-way and/or two-way information barriers in respect of discrete investment strategies (based on established policies and procedures in respect of information barriers). However, AGM generally operates without the permanent information barriers within its asset management business that some other investment management firms implement to separate business units and/or to separate persons who make investment decisions from others who might possess material non-public information that could influence such decisions. If AGM were to receive material non-public information about a particular company, or have an interest in investing in a particular company, AGM or certain of its affiliates may be prevented from investing in or disposing of investments in such company. Conversely, if we or certain of our affiliates were to receive material non-public information about a particular company or have an interest in investing in a particular company we may be prevented from investing in or disposing of investments in such company. AGM's approach to these barriers could prevent AIM's investment professionals from undertaking advantageous investments or dispositions that would be permissible for them otherwise. In addition, AGM could in the future decide to establish other information barriers within its asset management business, particularly as it expands and diversifies. In such event, AGM's ability to operate as an integrated asset management platform will be restricted and AIM's resources may be limited.

Co-Investment Activity and Allocation of Investment Opportunities

In certain circumstances, negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

AGM and its affiliated investment managers, including AIM, may determine that an investment is appropriate both for us and for one or more other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We may make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. AGM has adopted allocation procedures that are intended to ensure that each fund or account managed by AGM or certain of its affiliates ("Apollo-advised funds") is treated in a manner that, over time, is fair and equitable. Allocations generally are made pro rata based on order size. In certain circumstances, the allocation policy provides for the allocation of investments pursuant to a predefined arrangement that is other than pro rata. As a result, in situations where a security is appropriate for us but is limited in availability, we may receive a lower allocation than may be desired by our portfolio managers or no allocation if it is determined that the investment is more appropriate for a different Apollo-advised fund because of its investment mandate. Investment opportunities may be allocated on a basis other than pro rata to the extent it is done in good faith and does not, or is not reasonably expected to, result in an improper disadvantage or advantage to one participating Apollo-advised fund as compared to another participating Apollo-advised fund.

In the event investment opportunities are allocated among us and other Apollo-advised funds, we may not be able to structure our investment portfolio in the manner desired. Although AGM endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that we may not be given the opportunity to participate in certain investments made by other Apollo-advised funds or portfolio managers affiliated with AIM. Furthermore, we and the other Apollo-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by us and such other Apollo-advised funds. When this occurs, the various prices may be averaged, and we will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to our disadvantage. In addition, under certain circumstances, we may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that other Apollo-advised funds may make investments in the same or similar securities at different times and on different terms than we do. From time to time, we and the other Apollo-advised funds may make investments at different levels of an issuer's capital structure or otherwise in different classes of an issuer's securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding us may benefit such other Apollo-advised funds. For example, the sale of a long position or establishment of a short position by us may impair the price of the same security sold short by (and therefore benefit) one or more Apollo-advised funds, and the purchase of a security or covering of a short position in a security by us may increase the price of the same security held by (and therefore benefit) one or more Apollo-advised funds. In these circumstances AIM and its affiliates will seek to resolve each conflict in a manner that is fair to the various clients involved in light of the totality of the circumstances. In some cases the resolution may not be in our best interests.

AGM and its clients may pursue or enforce rights with respect to an issuer in which we have invested, and those activities may have an adverse effect on us. As a result, prices, availability, liquidity and terms of our investments may be negatively impacted by the activities of AGM or its clients, and transactions for us may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

Fees and Expenses

In the course of our investing activities, we pay management and incentive fees to AIM, and reimburse AIM for certain expenses it incurs. As a result, investors in our common stock invest on a "gross" basis and receive distributions on a "net" basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments. As a result of this arrangement, there may be times when the management team of AIM has interests that differ from those of our common stockholders, giving rise to a conflict.

Effective April 4, 2019, we are allowed to borrow amounts such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 150% after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us).

AIM receives a quarterly incentive fee based, in part, on our pre-incentive fee income, if any, for the immediately preceding calendar quarter. This incentive fee will not be payable to AIM unless the pre-incentive net investment income exceeds the performance threshold. To the extent we or AIM are able to exert influence over our portfolio companies, the quarterly pre-incentive fee may provide AIM with an incentive to induce our portfolio companies to prepay interest or other obligations in certain circumstances.

Allocation of Expenses

We have entered into a royalty-free license agreement with AGM, pursuant to which AGM has agreed to grant us a non-exclusive license to use the name "MidCap Financial". Under the license agreement, we have the right to use the "MidCap Financial" name for so long as AIM or one of its affiliates remains the Investment Adviser. In addition, we rent office space from AIA, an affiliate of AIM, and pay AIA our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement, including our allocable portion of the compensation, rent and other expenses of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs, which can create conflicts of interest that our Board must monitor.

In the past following periods of volatility in the market price of a company's securities, securities class action litigation has, from time to time, been brought against that company.

If our stock price fluctuates significantly, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

To the extent OID and PIK interest constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash representing such income.

Our investments may include OID and PIK interest arrangements, which represents contractual interest added to a loan balance and due at the end of such loan's term. To the extent OID or PIK interest constitute a portion of our income, we are exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

- The higher interest rates of OID and PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID and PIK instruments generally represent a significantly higher credit risk than coupon loans.

- Even if the accounting conditions for income accrual are met, the borrower could still default when our actual collection is supposed to occur at the maturity of the obligation.

- OID and PIK instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. OID and PIK income may also create uncertainty about the source of our cash distributions.

- Capitalizing PIK interest to loan principal increases our gross assets, thus increasing our Investment Adviser's future base management fees, and increases future investment income, thus increasing our Investment Adviser's future income incentive fees at a compounding rate.

- Market prices of zero-coupon or PIK securities may be affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash.

- For accounting purposes, any cash distributions to stockholders representing OID and PIK income are not designated as paid-in capital, even if the cash to pay them derives from offering proceeds. As a result, despite the fact that a distribution representing OID and PIK income could be paid out of amounts invested by our stockholders, the 1940 Act does not require that stockholders be given notice of this fact by reporting it as a return of capital.

Changes in the laws or regulations governing our business or the businesses of our portfolio companies and any failure by us or our portfolio companies to comply with these laws or regulations, could negatively affect the profitability of our operations or of our portfolio companies.

We are subject to changing rules and regulations of federal and state governments, as well as the stock exchange on which our common stock is listed. These entities, including the Public Company Accounting Oversight Board, the SEC and the NASDAQ Global Select Market, have issued a significant number of new and increasingly complex requirements and regulations over the course of the last several years and continue to develop additional regulations. In particular, changes in the laws or regulations or the interpretations of the laws and regulations that govern BDCs, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, we may have to incur significant expenses in order to comply, or we might have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, we may lose licenses needed for the conduct of our business and be subject to civil fines and criminal penalties, any of which could have a material adverse effect upon our business, financial condition and results of operations.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control or the removal of our directors. We are subject to Subtitle 6 of Title 3 of the Maryland General Corporate Law, the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our Board, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our Board does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. We are subject to Subtitle 7 of Title 3 of the Maryland General Corporate Law, the Maryland Control Share Acquisition Act. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our common stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer. We intend to give the SEC prior notice should our Board elect to amend our bylaws to repeal the exemption from the Control Share Acquisition Act.

We have also adopted other measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our Board in three classes serving staggered three-year terms, and provisions of our charter authorizing our Board to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

We may choose to pay dividends in our own common stock, in which case you may be required to pay federal income taxes in excess of the cash dividends you receive.

We may distribute taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. The Internal Revenue Service has issued guidance on cash/stock dividends paid by publicly traded RICs where certain requirements are satisfied, including that the cash component is at least 20%. Stockholders receiving such dividends will be required to include the full amount of the dividend (including the portion payable in stock) as ordinary income (or, in certain circumstances, long-term capital gain) to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. It is unclear whether and to what extent we would choose to pay taxable dividends in cash and common stock.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or the subsequent testing by our independent registered public accounting firm (when undertaken, as noted below), may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors and lenders to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We and our portfolio companies may experience cyber security incidents and are subject to cyber security risks.

Our business and the business of our portfolio companies relies upon secure information technology systems for data processing, storage and reporting. Despite careful security and controls design, implementation and updating, our and our portfolio company's information technology systems could become subject to cyber-attacks. Cyber-attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking", malicious software coding, social engineering or "phishing" attempts) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber-attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of service attacks on websites (i.e., efforts to make network services unavailable to intended users). Our employees and the Investment Adviser's employees have been and expect to continue to be the target of fraudulent calls, emails and other forms of activities. Network, system, application and data breaches could result in operational disruptions or information misappropriation, which could have a material adverse effect on our business, results of operations and financial condition or the business, results of operations and financial conditions of our portfolio companies.

Cyber security failures or breaches by the Investment Adviser and other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest, have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate its net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While we have established a business continuity plan in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, we cannot control the cyber security plans and systems put in place by our service providers and issuers in which we invest. We and our stockholders could be negatively impacted as a result. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. In addition, cyber-security has become a top priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, and/or regulatory penalties.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

Our business is dependent on our Investment Adviser and third parties' communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

- sudden electrical or telecommunications outages;

- natural disasters such as earthquakes, tornadoes and hurricanes;

- disease pandemics;

- events arising from local or larger scale political or social matters, including terrorist acts; and

- cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

The effect of global climate change may impact the operations of our portfolio companies.

There is evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increased energy use due to weather changes may require additional investments by our portfolio companies engaged in the energy business in more pipelines and other infrastructure to serve increased demand. Increases in the cost of energy also could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies' financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Energy companies could also be affected by the potential for lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change.

Our Investment Adviser and Administrator have the right to resign on 60 days' notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our business, financial condition and results of operations.

Our Investment Adviser and Administrator have the right, under our investment management agreement and administration agreement, respectively, to resign at any time upon not less than 60 days' written notice, whether we have found a replacement or not. If our Investment Adviser or our Administrator resigns, we may not be able to find a replacement or hire internal management or administration with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities or our internal administration activities, as applicable, is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Investment Adviser and its affiliates or our Administrator and its affiliates. Even if we are able to retain comparable management or administration, whether internal or external, the integration of such management or administration and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition and results of operations.

The Company's investment adviser sources originated loans from MidCap FinCo LLC ("MidCap FinCo"). MidCap FinCo's success in originating loans depends to a significant extent on the services provided by its personnel and the personnel of its manager. If MidCap FinCo and its manager are unsuccessful in originating loans, the Company's ability to reach its investment objectives may be adversely affected.

MidCap FinCo is discretionarily managed by Apollo Capital Management, L.P., an affiliate of our Investment Adviser. As a result, MidCap FinCo is currently under common control with us. Additionally, MidCap FinCo originates a significant amount of senior secured first lien loans in which we participate pursuant to our co-investment order. Our Investment Adviser reviews, evaluates and negotiates, as applicable, each such potential investment to ensure it is appropriate for us. While Apollo's investment management relationship with MidCap FinCo currently allows us to access MidCap FinCo's origination volume, Apollo and MidCap FinCo are distinct and separate legal entities with different businesses and interests. Thus, if MidCap FinCo were to terminate its investment management agreement with Apollo, we may no longer have the same access to MidCap FinCo's origination volume. MidCap FinCo is not an investment adviser, subadviser or fiduciary to us or to our Investment Adviser. MidCap FinCo is not obligated to take into account our interests (or those of other potential participants in its originations) when originating loans across its platform. Various factors, including its ability to retain and attract personnel with origination experience, relationships and expertise, will affect MidCap FinCo's business. There can be no guarantee that MidCap FinCo will continue to originate loans at its historic levels of quality or volume.

Risks Relating to our Investments

Our investments in portfolio companies are risky, and we could lose all or part of our investment.

Investment in middle-market companies is speculative and involves a number of significant risks including a high degree of risk of credit loss. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns. Middle-market companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us. Middle-market companies also generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our Investment Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

Commodities are subject to many risks that may adversely affect some of our portfolio companies.

The prices of commodities are subject to a variety of factors such as political and regulatory changes, seasonal variations, weather, technology and market conditions. These factors and the volatility of the commodities markets make it extremely difficult to predict price movements.

Accordingly, the commodities industry has experienced significant volatility at times, which may occur in the future, and which could negatively affect the returns on any investment made by the Company in this industry.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

The current macroeconomic environment is characterized by labor shortages, high interest rates, persistent inflation, foreign currency exchange volatility, volatility in global capital markets and growing recession risk. The risks associated with our and our portfolio companies' businesses are more severe during periods of economic slowdown or recession.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. See "Item 1A. Risk Factors—Risks Relating to the Current Environment—*Certain of our portfolio companies' businesses could be adversely affected by the effects of health pandemics or epidemics, which could have a negative impact on our and our portfolio companies' businesses and operations.*". Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods if we are required to write down the values of our investments. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company's ability to meet its obligations under the debt that we hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

Our portfolio companies may be highly leveraged and a covenant breach by our portfolio companies may harm our operating results.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to, among other things, lender liability or fraudulent conveyance claims.

We could, in certain circumstances, become subject to potential liabilities that may exceed the value of our original investment in a portfolio company that experiences severe financial difficulties. For example, we may be adversely affected by laws related to, among other things, fraudulent conveyances, voidable preferences, lender liability, and the bankruptcy court's discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments, if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could be found to be in violation of the 1940 Act provisions applicable to BDCs. This would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

Our portfolio contains a limited number of portfolio companies, which subjects us to a greater risk of significant loss if any of these companies defaults on its obligations under any of its debt securities.

A consequence of the limited number of investments in our portfolio is that the aggregate returns we realize may be significantly adversely affected if one or more of our significant portfolio company investments perform poorly or if we need to write down the value of any one significant investment. Beyond our income tax diversification requirements, we do not have fixed guidelines for diversification, and our portfolio could contain relatively few portfolio companies.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as "follow-on" investments, in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of our investment.

We may elect not to make follow-on investments, may be constrained in our ability to employ available funds, or otherwise may lack sufficient funds to make those investments. We have the discretion to make any follow-on investments, subject to the availability of capital resources. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, or because we are inhibited by compliance with BDC requirements or the desire to maintain our tax status.

When we do not hold controlling equity interests in our portfolio companies, we may not be in a position to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We do not generally take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

We have invested and will continue to invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of AIM's investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies.

If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Also, privately-held companies frequently have less diverse product lines and smaller market presence than public company competitors, which often are larger. These factors could affect our investment returns.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We have invested and intend to invest primarily in senior debt securities issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt securities in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

In addition, we may not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.

Our incentive fee may induce AIM to make certain investments, including speculative investments.

The incentive fee payable by us to AIM may create an incentive for AIM to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to AIM is determined, which is calculated separately in two components as a percentage of the net investment income (subject to a performance threshold) and as a percentage of the realized gain on invested capital, may encourage our Investment Adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock, including investors in offerings of common stock, securities convertible into our common stock or warrants representing rights to purchase our common stock or securities convertible into our common stock. In addition, AIM receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on net investment income, there is no performance threshold applicable to the portion of the incentive fee based on net capital gains. As a result, AIM may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

The incentive fee payable by us to AIM also may create an incentive for AIM to invest on our behalf in instruments that have a deferred interest feature such as investments with PIK provisions. Under these investments, we would accrue the interest over the life of the investment but would typically not receive the cash income from the investment until the end of the term or upon the investment being called by the issuer. Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. The payment of incentive fees to AIM is made on accruals of expected cash interest. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Thus, while a portion of this incentive fee would be based on income that we have not yet received in cash and with respect to which we do not have a formal claw-back right against our Investment Adviser per se, the amount of accrued income to the extent written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment. However, even if a loan is put on non-accrual status, its capitalized interest will not be reversed and may continue to be included in the calculation of the base management fee based on an estimation of the loan's fair value.

We may invest, to the extent permitted by law, in the securities and instruments of other investment companies, including private funds, and, to the extent we so invest, will bear our ratable share of any such investment company's expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to AIM with respect to the assets invested in the securities and instruments of other investment companies. With respect to each of these investments, each of our common stockholders will bear his or her share of the management and incentive fee of AIM as well as indirectly bearing the management and performance fees and other expenses of any investment companies in which we invest.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. These risks are likely to be more pronounced for investments in companies located in emerging markets and particularly for middle-market companies in these economies.

Although most of our investments are denominated in U.S. dollars, our investments that are denominated in a foreign currency are subject to the risk that the value of a particular currency may change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective.

Hedging transactions may expose us to additional risks.

If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC.

While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. Our ability to engage in hedging transactions may also be adversely affected by recent rules adopted by the CFTC. In addition, tax rules governing our transactions in hedging instruments may affect whether gains and losses recognized by us are treated as ordinary or capital, accelerate our recognition of income or gain, defer losses, and cause adjustments in our holding periods of securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could therefore affect the amount, timing and/or character of distributions to stockholders.

New market structure requirements applicable to derivatives could significantly increase the costs of utilizing over-the-counter ("OTC") derivatives.

The Dodd-Frank Act, as amended, made broad changes to the OTC derivatives market, granted significant new authority to the Commodity Futures Trading Commission, or CFTC, and the SEC to regulate OTC derivatives (swaps and security-based swaps) and participants in these markets.

These changes include, but are not limited to: requirements that many categories of the most liquid OTC derivatives (currently limited to specified interest rate swaps and index credit default swaps) be executed on qualifying, regulated exchanges and be submitted for clearing; real-time public and regulatory reporting of specified information regarding OTC derivative transactions; and enhanced documentation requirements and recordkeeping requirements. Margin requirements for uncleared OTC derivatives and position limits are also expected to be adopted by the CFTC and other regulators in the future. The CFTC has implemented mandatory clearing and exchange-trading of certain OTC derivatives contracts including many standardized interest rate swaps and credit default index swaps. The CFTC continues to approve contracts for central clearing. Exchange-trading and central clearing are expected to reduce counterparty credit risk by substituting the clearinghouse as the counterparty to a swap and increase liquidity, but exchange-trading and central clearing do not make swap transactions risk-free. Uncleared swaps, such as nondeliverable foreign currency forwards, are subject to certain margin requirements that mandate the posting and collection of minimum margin amounts. This requirement may result in the portfolio and its counterparties posting higher margin amounts for uncleared swaps than would otherwise be the case. Certain rules require centralized reporting of detailed information about many types of cleared and uncleared swaps. Reporting of swap data may result in greater market transparency, but may subject a portfolio to additional administrative burdens, and the safeguards established to protect trader anonymity may not function as expected.

While these changes are intended to mitigate systemic risk and to enhance transparency and execution quality in the OTC derivative markets, the impact of these changes is not known at this time. Furthermore, "financial end users," such as us, that enter into OTC derivatives that are not cleared will, pending finalization of the applicable regulations, generally be required to provide margin to collateralize their obligations under such derivatives. Under current proposed rules, the level of margin that would be required to be collected in connection with uncleared OTC derivatives is in many cases substantially greater than the level currently required by market participants or clearinghouses.

Lastly, future CFTC or SEC rulemakings to implement the Dodd-Frank Act requirements could potentially limit or completely restrict our ability to use certain instruments as a part of our investment strategy, increase the costs of using these instruments or make them less effective. The SEC has also indicated that it may adopt new policies on the use of derivatives by registered investment companies. Such policies could affect the nature and extent of our use of derivatives.

These changes could significantly increase the costs to us of utilizing OTC derivatives, reduce the level of exposure that we are able to obtain (whether for risk management or investment purposes) through OTC derivatives, and reduce the amounts available to us to make non-derivative investments. These changes could also impair liquidity in certain OTC derivatives and adversely affect the quality of execution pricing that we are able to obtain, all of which could adversely impact our investment returns. Furthermore, the margin requirements for cleared and uncleared OTC derivatives may require that AIM, in order to maintain its relief from the CFTC's CPO registration requirements, limit our ability to enter into hedging transactions or to obtain synthetic investment exposures, in either case adversely affecting our ability to mitigate risk.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

In August 2022, Rule 18f-4 under the Investment Company Act, regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), became effective. Under the new rule, BDCs that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. These new requirements apply unless the BDC qualifies as a "limited derivatives user," as defined under the adopted rules. Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. We currently operate as a "limited derivatives user" which may limit our ability to use derivatives and/or enter into certain other financial contracts.

The effects of various environmental regulations may negatively affect the aviation industry and some of our portfolio companies.

The effects of various environmental regulations may negatively affect the airline industry. This may adversely affect some of our portfolio companies. Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world have adopted noise regulations which require all aircraft to comply with noise level standards. In addition to the current requirements, the United States and the International Civil Aviation Organization ("ICAO") adopted a more stringent set of standards for noise levels which applies to engines manufactured or certified on or after January 1, 2006.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. Concerns over global warming also could result in more stringent limitations on the operation of aircraft.

The United States aviation industry is extensively regulated by government agencies, particularly the Federal Aviation Administration and the National Transportation Safety Board. New air travel regulations have been, and management anticipates will continue to be, implemented that could have a negative impact on airline and airport revenues. Continued increased regulations of the aviation industry, or a continued downturn in the aviation industry's economic situation, could have a material adverse effect on the Company.

European countries generally have relatively strict environmental regulations that can restrict operational flexibility and decrease aircraft productivity. The European Parliament has confirmed that all emissions from flights within the EU are subject to the EU's Emissions Trading Scheme ("ETS") requirement, even those emissions that are emitted outside of the EU. The EU suspended the enforcement of the ETS requirements for international flights outside of the EU due to a proposal issued by the ICAO in October 2013 to develop a global program to reduce international aviation emissions. In 2016, the ICAO passed a resolution adopting the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), which is a global, market-based emissions offset program to encourage carbon-neutral growth beyond 2020. CORSIA is being implemented in phases beginning with a voluntary pilot which began in 2021 and will continue through 2023, in which countries may voluntarily participate, and full mandatory participation is scheduled to begin in 2027. ICAO continues to develop details regarding implementation, but compliance with CORSIA will increase operating costs for affected portfolio companies. Any of these regulations could limit the economic life of the aircraft and engines, reduce their value, limit our portfolio companies' ability to lease or sell the non-compliant aircraft and engines or, if engine modifications are permitted, require our portfolio companies to make significant additional investments in the aircraft and engines to make them compliant. In addition, compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause our portfolio companies to incur higher costs, thereby generating lower net revenues and resulting in an adverse impact on the financial condition of such portfolio companies.

Our investments in the healthcare and pharmaceutical services industry sector are subject to extensive government regulation and certain other risks particular to that industry.

We invest in healthcare and pharmaceutical services. Our investments in portfolio companies that operate in this sector are subject to certain significant risks particular to that industry. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices. Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government's role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry. In particular, health insurance reform, including The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, or Health Insurance Reform Legislation, could have a significant effect on our portfolio companies in this industry sector. As Health Insurance Reform Legislation is implemented, our portfolio companies in this industry sector may be forced to change how they do business. We can give no assurance that these portfolio companies will be able to adapt successfully in response to these changes. Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.

Risks Relating to our Debt Instruments

Our senior secured credit facility begins amortizing in October 2028 and any inability to renew, extend or replace the facility could adversely impact our liquidity and ability to find new investments or maintain distributions to our stockholders.

The Company has a senior secured credit facility. On October 17, 2024, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the "Senior Secured Facility"), previously amended and restated as of April 19, 2023, December 22, 2020 and November 19, 2018. The amended and restated agreement extended the final maturity date through October 17, 2029. Lender commitments under the Senior Secured Facility will increase from $1,705,000 to $1,815,000 until December 22, 2024 and will decrease to $1,660,000 thereafter. The Senior Secured Facility includes an "accordion" feature that allows the Company to increase the size of the Facility to $2,722,500. The Senior Secured Facility is secured by substantially all of the assets in the Company's portfolio, including cash and cash equivalents.

Commencing October 17, 2028, the Company is required to repay, the outstanding amount under the Senior Secured Facility as of October 17, 2028 out of the proceeds of certain asset sales and other recovery events and equity and debt issuances. The stated interest rates on outstanding borrowings under the Senior Secured Facility depend on the type of borrowing and the "gross borrowing base" at the time. USD borrowings accrue at (a) either Term SOFR plus 1.85% per annum or Term SOFR plus 1.975% per annum, or (b) either Alternate Base Rate plus 0.75% per annum or Alternate Base Rate plus 0.875% per annum. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the Senior Secured Facility and fronting fees (which fronting fee is exclusive of the applicable margin) of 0.25% per annum on the letters of credit issued.

There can be no assurance that we will be able to renew, extend or replace the Senior Secured Facility upon the termination of the lenders' obligations to make new loans or the Senior Secured Facility's final maturity on terms that are favorable to us, if at all. Our ability to renew, extend or replace the Senior Secured Facility will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to renew, extend or replace the Senior Secured Facility at the time of the termination of the lenders' obligations to make new loans or the Senior Secured Facility's final maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

Our unsecured notes mature in 2025, 2026 and 2028, and any inability to replace or repay our unsecured notes could adversely impact our liquidity and ability to fund new investments or maintain distributions to our stockholders.

On March 3, 2015, we issued $350 million aggregate principal amount of 5.250% senior unsecured notes due March 3, 2025 (the "2025 Notes").

On July 16, 2021, we issued $125 million aggregate principal amount of 4.500% senior unsecured notes due July 16, 2026 (the "2026 Notes").

On December 13, 2023, we issued $80 million aggregate principal amount of 8.00% notes due December 15, 2028 (the "2028 Notes").

There can be no assurance that we will be able to replace the 2025 Notes, the 2026 Notes or the 2028 Notes upon their maturity on terms that are favorable to us, if at all. Our ability to replace the 2025 Notes, the 2026 Notes or the 2028 Notes will be constrained by then-current economic conditions affecting the credit markets. In the event that we are not able to replace or repay the 2025 Notes, the 2026 Notes or the 2028 Notes at the time of their maturity, this could have a material adverse effect on our liquidity and ability to fund new investments, our ability to make distributions to our stockholders and our ability to qualify as a RIC.

The trading market or market value of our debt securities may fluctuate.

Our publicly issued debt securities may or may not have an established trading market. We cannot assure you that a trading market for debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, debt securities we may issue. These factors include, but are not limited to, the following:

- the time remaining to the maturity of these debt securities;

- the outstanding principal amount of debt securities with terms identical to these debt securities;

- the ratings assigned by national statistical ratings agencies

- the general economic market environment;

- the supply of debt securities trading in the secondary market, if any;

- the redemption or repayment features, if any, of these debt securities;

- the level, direction and volatility of market interest rates generally; and

- market rates of interest higher or lower than rates borne by the debt securities.

You should also be aware that there may be a limited number of buyers if and when you decide to sell your debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

If our noteholders' debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if our noteholders' debt securities are subject to mandatory redemption, we may be required to redeem such debt securities also at times when prevailing interest rates are lower than the interest rate paid on such debt securities. In this circumstance, a noteholder may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the debt securities being redeemed.

Our credit ratings may not reflect all risks of an investment in our debt securities.

Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

We are subject to certain risks as a result of our interests in the membership interests in the CLO Issuers.

Under the terms of the master loan sale agreements governing the CLO Issuers, we sold and/or contributed to the CLO Issuers all of our ownership interest in our portfolio loans and participations for the purchase price and other consideration set forth in such master loan sale agreements (including an increase in the value of the "Membership Interests"). As a result of the CLO Transactions, we hold all of the Membership Interests, which comprise 100% of the equity interests, in the CLO Issuers. As a result, we expect to consolidate the financial statements of the CLO Issuers, as well as our other subsidiaries, in our consolidated financial statements. However, once contributed to a CLO, the underlying loans and participation interests have been securitized and are no longer our direct investment, and the risk return profile has been altered. In general, rather than holding interests in the underlying loans and participation interests, the CLO Transactions resulted in us holding membership interests in the CLO Issuers, with each CLO holding the underlying loans. As a result, we are subject both to the risks and benefits associated with the equity interests of each CLO (i.e., the Membership Interests) and the risks and benefits associated with the underlying loans and participation interests held by the CLO Issuers.

We have limited prior experience managing CLOs.

The performance of the CLO Issuers will be largely dependent on the analytical and managerial expertise of our investment professionals. Although we and our investment professionals and affiliates have prior experience investing in loans and other debt obligations, the CLO Issuers are the only CLOs managed by us. Accordingly, we have limited performance history of managing CLOs for potential investors to consider in evaluating the potential impact of the CLO Transactions on our overall performance.

We are subject to significant restrictions on our ability to advise the CLO Issuers.

We will manage the assets of the CLO Issuers pursuant to a collateral management agreement with Bethesda CLO Issuer 1 (the "Bethesda CLO Issuer 1 Collateral Management Agreement") and a collateral management agreement with Bethesda CLO Issuer 2 (the "Bethesda CLO Issuer 2 Collateral Management Agreement" and, together with the Bethesda CLO Issuer 1 Collateral Management Agreement, the "Collateral Management Agreement"). The indentures governing the notes ("CLO Notes") issued by the CLO Transactions (the "CLO Indenture") and the Collateral Management Agreement place significant restrictions on our ability to advise the CLO Issuers to buy and sell collateral obligations, and we are subject to compliance with the CLO Indenture and the Collateral Management Agreement. As a result of the restrictions contained in the CLO Indenture and the Collateral Management Agreement, the CLO Issuers may be unable to buy or sell collateral obligations or to take other actions that we might consider in the interest of the CLO Issuers and the holders of CLO Notes, and we may be required to make investment decisions on behalf of the CLO Issuers that are different from those made for our other clients.

In addition, we may pursue any strategy consistent with the CLO Indenture and the Collateral Management Agreement, and there can be no assurance that such strategy will not change from time to time in the future. Further, for so long as we manage the assets of the CLO Issuers pursuant to the Collateral Management Agreement, we will elect to not charge any collateral management fee to which we may be entitled under such Collateral Management Agreement. In our role as collateral manager of the CLO Issuers, we will be acting solely in the best interests of the CLO Issuers as a whole and not solely in the best interests of the Membership Interests of the CLO Issuers that we hold. As the interests of the holders of the CLO Notes are senior in the CLO Issuer's capital structure to our Membership Interests, we may incur losses if we are required to dispose of a portion of the portfolio of the CLO Issuers at inopportune times in order to satisfy the outstanding obligations of the holders of the CLO Notes.

The subordination of the Membership Interests will affect our right to payment.

The Membership Interests are subordinated to the CLO Notes and certain fees and expenses. If any Coverage Test (defined below) is not satisfied as of a determination date, cash flows (if any) and proceeds otherwise payable to the CLO Issuers (which the CLO Issuers could have otherwise distributed with respect to the Membership Interests) will be diverted to the payment of principal on the CLO Notes.

Although these tests generally compare the principal balance of the collateral obligations to the aggregate outstanding principal amount of the CLO Notes, certain reductions are applied to the principal balance of collateral obligations in connection with certain events, such as defaults or ratings downgrades to "CCC" levels or below, in each case that may increase the likelihood that one or more Overcollateralization Ratio Tests may not be satisfied.

On the scheduled maturity of the CLO Notes or if acceleration of the CLO Notes occurs after an event of default, proceeds available after the payment of certain administrative expenses) will be applied to pay both principal of and interest on the CLO Notes until the CLO Notes are paid in full before any further payment will be made on the Membership Interests. As a result, the Membership Interests would not receive any payments until the CLO Notes are paid in full.

In addition, if an event of default occurs and is continuing, the holders of the CLO Notes will be entitled to determine the remedies to be exercised under the CLO Indenture. Remedies pursued by the holders of the CLO Notes could be adverse to our interests as the holder of the Membership Interests, and the holders of the CLO Notes will have no obligation to consider any possible adverse effect on such other interests. See "Item 1A. Risk Factors—Risks Relating to the Current Environment—*The holders of certain of the CLO Notes will control many rights under the CLO Indenture and therefore, we will have limited rights in connection with an event of default or distributions thereunder.*"

The holders of certain of the CLO Notes will control many rights under the CLO Indenture and therefore, we will have limited rights in connection with an event of default or distributions thereunder.

Under the CLO Indenture, many of our rights as the holder of the Membership Interests will be controlled by the holders of certain of the CLO Notes. Remedies pursued by such holders upon an event of default could be adverse to our interests. If the CLO Notes are accelerated following an event of default, proceeds of any realization on the assets will be allocated to the CLO Notes (in order of seniority) and certain other amounts owing by the CLO Issuers will be paid in full before any allocation to us as the holder of the Membership Interests. Although we as the holder of the Membership Interests will have the right, subject to the conditions set forth in the CLO Indenture, to purchase the assets in a sale by the trustee, if an event of default (or otherwise, an acceleration of the CLO Notes following an event of default) has occurred and is continuing, we will not have any creditors' rights against the CLO Issuers and will not have the right to determine the remedies to be exercised under the CLO Indenture. There is no guarantee that any funds will remain to make distributions to us as the holder of the Membership Interests following any liquidation of the assets and the application of the proceeds from the assets to pay the CLO Notes and the fees, expenses, and other liabilities payable by the CLO Issuers. The ability of the holders of the CLO Notes to direct the sale and liquidation of the assets is subject to certain limitations. As set forth in the CLO Indenture, notwithstanding any acceleration, if an event of default occurs and is continuing and the trustee has not commenced remedies under the CLO Indenture, we as the collateral manager of the CLO Issuers may continue to direct dispositions and purchases of collateral obligations to the extent permitted under the CLO Indenture.

If an event of default has occurred and is continuing (unless the trustee has commenced remedies pursuant to the CLO Indenture), then (x) we as the collateral manager of the CLO Issuers may continue to direct sales and other dispositions, and purchases, of collateral obligations in accordance with and to the extent permitted pursuant to the CLO Indenture and (y) the trustee will retain the assets securing the CLO Notes intact, collect and cause the collection of the proceeds thereof and make and apply all payments and deposits and maintain all accounts in respect of the assets and the CLO Notes in accordance with the CLO Indenture, unless: (i) the trustee, pursuant to the CLO Indenture and in consultation with us as the collateral manager of the CLO Issuers, determines that the anticipated proceeds of a sale or liquidation of the assets (after deducting the anticipated reasonable expenses of such sale or liquidation) would be sufficient to discharge in full the amounts then due (or, in the case of interest, accrued) and unpaid on the CLO Notes for principal and interest (including accrued and unpaid deferred interest), and all other amounts payable pursuant to the priority of distributions prior to payment of principal on such CLO Notes (including amounts due and owing, and amounts anticipated to be due and owing, as administrative expenses (without regard to any applicable limitation on such expenses)), and we as the collateral manager of the CLO Issuers and the holders of at least a majority of the most senior outstanding class of the CLO Notes agrees with such determination; (ii) in the case of certain events of default, a majority of the most senior outstanding class of the CLO Notes directs the sale and liquidation of the assets; or (iii) 66 2/3% of each class of the CLO Notes (voting separately by class) directs the sale and liquidation of the assets.

The CLO Indenture requires mandatory redemption of the CLO Notes for failure to satisfy Coverage Tests.

Under the documents governing the CLO Issuers, there are two coverage tests (the "Coverage Tests") applicable to the CLO Notes.

The first such test (the "Interest Coverage Test") compares the amount of interest proceeds received on the portfolio loans held by the CLO Issuers to the amount of interest due and payable on the CLO Notes. To meet this first test, for each class of CLO Notes, interest received on the portfolio loans must equal at the minimum interest coverage ratio for such class of CLO Notes.

The second such test (the "Overcollateralization Ratio Test") compares the adjusted collateral principal amount of the portfolio of Collateral Obligations of the CLO Transactions to the aggregate outstanding principal amount of the CLO Notes. To meet this second test at any time, for each class of CLO Notes, the adjusted collateral principal amount of such Collateral Obligations must equal at least the minimum outstanding principal amount of such CLO Notes.

If a Coverage Test is not met on any determination date on which such Coverage Test is applicable, the CLO Issuers shall apply available amounts to redeem the CLO Notes in an amount necessary to cause such tests to be satisfied. This could result in an elimination, deferral or reduction in the payments of distributions to the CLO Issuers (and as such, to us as the holder of the Membership Interests and indirect beneficiary of any such payments to the CLO Issuers).

We may resign or be removed or terminated as collateral manager of the CLO Issuers.

We may resign or be removed or terminated as collateral manager of the CLO Issuers in a number of circumstances, including the breach of certain terms of the CLO Indenture and the Collateral Management Agreement. In addition, because a new collateral manager may not be able to manage the CLO Issuers according to the standards of the CLO Indenture and the Collateral Management Agreement, any transfer of the collateral management functions to another entity could result in reduced or delayed collections, delays in processing loan transfers and information regarding the loans and a failure to meet all of the applicable procedures required by the Collateral Management Agreement. Consequently, the termination or removal of us as collateral manager of the CLO Issuers could have material and adverse effects on our performance.

Changes in existing laws or regulations, the interpretations thereof or newly enacted laws or regulations may negatively impact our business.

Changes in laws or regulations governing our operations or the operations of our portfolio companies, or newly enacted laws or regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), Public Law No. 115-97 (the "Tax Cuts and Jobs Act"), the Coronavirus Aid, Relief, and Economic Security Act and the Small Business Credit Availability Act (the "SBCAA"), could require changes to certain of our business, practices or that of our portfolio companies. These changes could negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business, or business of our portfolio companies.

Some areas identified as subject to potential change, amendment or repeal include the Dodd-Frank Act, including the Volcker Rule, the interpretation of those rules relating to capital, margin, trading and clearance and settlement of derivatives and various swaps and derivatives regulations, credit risk retention requirements and the authorities of the Federal Reserve, the Financial Stability Oversight Council and the SEC. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Risks Relating to an Investment in our Common Stock

Investing in our securities involves a high degree of risk and is highly speculative.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, therefore, an investment in our securities may not be suitable for someone with a low risk tolerance.

There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

As a RIC, we will be subject to a 4% non-deductible federal excise tax on certain undistributed income unless we distribute in a timely manner for each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income for that calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years. We will not be subject to excise taxes on amounts on which we are required to pay corporate income taxes (such as retained net capital gains). Finally, if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to liquidate some of our investments and raise cash in order to make cash distribution payments.

Our shares may trade at discounts from net asset value or at premiums that are unsustainable over the long term.

Shares of BDCs may trade at a market price that is less than the net asset value that is attributable to those shares. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. The possibility that our shares of common stock will trade at a discount from net asset value or at a premium that is unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. It is not possible to predict whether shares will trade at, above, or below net asset value.

The market price of our securities may fluctuate significantly.

The market price and liquidity of the market for our securities may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

- volatility in the market price and trading volume of securities of business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;

- changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

- the inclusion or exclusion of our common stock from certain indices;

- changes in law, regulatory policies or tax guidelines, or interpretations thereof, particularly with respect to RICs or BDCs;

- loss of RIC status;

- changes in earnings or variations in operating results;

- changes in the value of our portfolio of investments;

- any shortfall in investment income or net investment income or any increase in losses from levels expected by investors or securities analysts;

- departure of AIM's key personnel;

- operating performance of companies comparable to us;

- short-selling pressure with respect to shares of our common stock or BDCs generally;

- uncertainty surrounding the strength of the U.S. economic recovery;

- concerns regarding volatility in the Chinese stock market and Chinese currency;

- concerns regarding continued volatility of oil prices;

- uncertainty between the U.S. and other countries with respect to trade policies, treaties and tariffs;

- general economic trends and other external factors; and

- loss of a major funding source.

We may be unable to invest the net proceeds raised from offerings on acceptable terms, which would harm our financial condition and operating results.

Until we identify new investment opportunities, we intend to either invest the net proceeds of future offerings in interest-bearing deposits or other short-term instruments or use the net proceeds from such offerings to reduce then-outstanding obligations under our credit facility. We cannot assure you that we will be able to find enough appropriate investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

If you do not fully exercise your subscription rights in any rights offering of our common stock, your interest in us may be diluted and, if the subscription price is less than our net asset value per share, you may experience an immediate dilution of the aggregate net asset value of your shares.

In the event we issue subscription rights to acquire shares of our common stock, stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of the rights offering, own a smaller proportional interest in us than would be the case if they fully exercised their rights. In addition, if the subscription price is less than the net asset value per share of our common stock, a stockholder who does not fully exercise its subscription rights may experience an immediate dilution of the aggregate net asset value of its shares as a result of the offering. We would not be able to state the amount of any such dilution prior to knowing the results of the offering. Such dilution could be substantial.

Stockholders may experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. As a result, stockholders that do not participate in the dividend reinvestment plan may experience dilution over time. Stockholders who do not elect to receive distributions in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to a stockholder.

Risks Relating to Issuance of our Preferred Stock

If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock would result in a higher yield or return to the holders of the common stock. The issuance of preferred stock would likely cause the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of common stock than if we had not issued preferred stock. Any decline in the net asset value of our investments would be borne entirely by the holders of common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price for the common stock.

We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. In addition, the dividends on any preferred stock we issue must be cumulative. Payment of dividends and repayment of the liquidation preference of preferred stock must take preference over any dividends or other payments to our common stockholders, and holders of preferred stock are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference (other than convertible preferred stock that converts into common stock). In addition, under the 1940 Act, preferred stock constitutes a "senior security" for purposes of the 200% asset coverage test.

Holders of any preferred stock we might issue would have the right to elect members of the Board and class voting rights on certain matters.

Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of the Board at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly can veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

As an externally managed BDC, our risk management function, including cybersecurity, is governed by the cybersecurity policies and procedures of the Investment Adviser, an indirect subsidiary of AGM. AGM determines and implements appropriate risk management processes and strategies as it relates to cybersecurity for us and other affiliated entities managed by AGM, and we rely on AGM for assessing, identifying and managing material risks to our business from cybersecurity threats.

AGM's Board of Directors is involved in overseeing AGM's risk management program, including with respect to cybersecurity, which is a critical component of AGM's overall approach to enterprise risk management ("ERM"). AGM's cybersecurity policies and practices are fully integrated into its ERM framework through its reporting, risk management and oversight channels and are, in part, based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards.

As one of the critical elements of AGM's overall ERM approach, AGM's cybersecurity program is focused on the following key areas:

- **Governance.** As discussed further under the heading "Cybersecurity Governance," AGM's Board of Directors has an oversight role, as a whole and also at the committee level, in overseeing management of AGM's risks, including its cybersecurity risks. AGM's Chief Information Security Officer ("CISO") and the Chief Information Security Officer of Athene Holding Ltd. ("AHL's CISO"), a subsidiary of AGM, with support from the broader AGM Technology team, are responsible for information security strategy, policies and practices, and also receive support, as appropriate, from our executive officers and other representatives of the Investment Adviser and its affiliates.

- **Collaborative Approach.** AGM utilizes a cross-functional approach involving stakeholders across multiple departments, including AGM Compliance, Legal, Technology, Operations, Risk and others, aimed at identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of potentially material cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management, in consultation with our management and our Board, as applicable, in a timely manner.

- **Technical Safeguards.** AGM deploys technical safeguards that are designed to protect its information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved on an ongoing basis using vulnerability assessments and cybersecurity threat intelligence.

- **Incident Response and Recovery Planning.** AGM has established and maintains incident response and recovery plans that address its response to a cybersecurity incident, and such plans are tested and evaluated on a regular basis.

- **Third-Party Risk Management.** AGM maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of its systems, as well as the systems of third parties that could adversely impact its business and the business of its externally managed entities such as our company, in the event of a cybersecurity incident affecting those third-party systems.

- **Education and Awareness.** AGM provides regular, mandatory training for personnel regarding cybersecurity threats to equip its personnel with effective tools to help mitigate cybersecurity threats, and to communicate its evolving information security policies, standards, processes and practices.

AGM engages in the periodic assessment and testing of its policies and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of its cybersecurity measures. AGM regularly engages third parties, including auditors and consultants, to perform assessments on its cybersecurity measures, including information security maturity assessments, audits and independent reviews of its information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to AGM's risk management function, and AGM adjusts its cybersecurity policies and practices as necessary based on the information provided by these assessments, audits and reviews.

Cybersecurity threat risks have not materially affected our company, including our business strategy, results of operations or financial condition. For further discussion of the risks we face from cybersecurity threats, including those that could materially affect us, see "Item 1A. Risk Factors—Risks Related to Our Business and Structure—*Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.*"

Cybersecurity Governance

AGM's Board of Directors' oversight of cybersecurity risk management is supported by the audit committee of AGM's Board of Directors ("AGM audit committee"), the AAM Global Risk Committee ("AGRC"), the Operational Risk Forum (the "ORF"), the Cybersecurity Working Group and management. AGM's Board of Directors, AGM's audit committee, the AGRC, the ORF and the Cyber Security Working Group receive regular updates on AGM's information technology, cybersecurity risk profile and strategy, and risk mitigation plans from AGM's risk management professionals, AGM's Chief Security Officer ("CSO"), the CISO, the AHL CISO, other members of management and relevant management committees and working groups. The Cyber Security Working Group is chaired by the CISO and has representation from AGM's Technology, Legal, Compliance, and ERM teams. The group meets at least once a quarter to discuss cybersecurity and risk mitigation activities, among other topics. The CISO regularly reports to the ORF regarding cyber risk, and the ORF in turn reports to the AGRC on a quarterly basis, noting any cyber updates when necessary or appropriate. In turn, AGM's Board of Directors and/or AGM's audit committee receive quarterly risk updates from risk management professionals, as well as at least annual updates on cyber risk specifically. The full AGM Board of Directors or AGM's audit committee receives presentations and reports on cybersecurity risks from AGM's CSO or CISO, as well as from AHL's CISO, at least annually.

AGM's CSO holds an undergraduate degree in Management Information Systems and Business Administration, which he received magna cum laude. He has over 25 years of cyber-related experience, having served in various roles in technology and cybersecurity, including as Head of IT Risk Management, Executive Director of IT & Risk Compliance, and Global IT Risk Evaluation Lead at large financial institutions and consulting firms. He was also previously AGM's CISO for nearly eight years. AGM's CISO holds a master's degree in Business Information Systems and has served in various roles in information technology and information security for over 25 years across a number of large financial institutions, including as Director, Cybersecurity and Risk.

AGM's CISO, in coordination with the AGM Technology and ERM teams, works collaboratively across AGM to implement a program designed to protect its information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with its incident response and recovery plans. To facilitate the success of AGM's cybersecurity risk management program, multidisciplinary teams throughout AGM are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CISO monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and reports such threats and incidents to AGM's audit committee or AGM's Board of Directors, as appropriate.

As part of the risk management oversight (including oversight of cyber risks) of the audit committee of our Board of Directors, our audit committee regularly interacts with, and receives reports from, our management, the Investment Adviser, AGM, and other service providers. The audit committee of our Board receives presentations and reports on cybersecurity risks from AGM's CSO or CISO, at least annually, and they address a wide range of topics including recent developments, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to AGM's peers and third parties. Additionally, AGM and other service providers periodically report to management as it relates to our cybersecurity practices.

AGM's cybersecurity incident response plan provides for proper escalation of identified cybersecurity threats and incidents, including, as appropriate, to our management. These discussions provide a mechanism for the identification of cybersecurity threats and incidents, assessment of cybersecurity risk profile or certain newly identified risks relevant to our company, the Investment Adviser, and evaluation of the adequacy of our cybersecurity program (as coordinated through the Investment Adviser and AGM), including risk mitigation, compliance and controls.

Item 2. Properties

As of December 31, 2024, we did not own any real estate or other physical properties materially important to our operations. Our administrative and principal executive offices are located at 3 Bryant Park, New York, NY 10036 and 9 West 57th Street, New York, NY 10019, respectively. We believe that our office facilities are suitable and adequate for our business as it is currently conducted.

Item 3. Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge are any material legal proceedings threatened against us. From time to time, we may become involved in various investigations, claims and legal proceedings that arise in the ordinary course of our business. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While we do not expect that the resolution of these matters if they arise would materially affect our business, financial condition or results of operations, resolution will be subject to various uncertainties and could result in the expenditure of significant financial and managerial resources.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock and Stockholders

On August 1, 2022, the Company changed its name from "Apollo Investment Corporation" to "MidCap Financial Investment Corporation". Our common stock began to trade under the ticker "MFIC" on the NASDAQ Global Stock Market on August 12, 2022. Prior to August 12, 2022, the Company's common stock traded on the NASDAQ Global Select Market under the ticker "AINV".

The following table sets forth, for the quarterly reporting periods indicated, the net asset value ("NAV") per share of our common stock and the high and low sales price for our common stock, as reported on the NASDAQ Global Select Market, and distributions per share information:

| | NAV Per Share (1) | Sales Price | | Premium (Discount) of High Sales Price to NAV (2) | Premium (Discount) of Low Sales Price to NAV (2) | Distributions Declared |
		High	Low			
Year Ended December 31, 2024						
December 31, 2024	$ 14.98	$ 14.28	$ 13.07	(4.7)%	(12.7)% $	0.38
September 30, 2024*	15.10	15.70	12.26	4.0%	(18.8)%	0.58
June 30, 2024	15.38	16.36	14.67	6.4%	(4.6)%	0.38
March 31, 2024	15.42	15.15	13.41	(1.7)%	(13.0)%	0.38
Year Ended December 31, 2023						
December 31, 2023	$ 15.41	$ 13.89	$ 12.51	(9.8)%	(18.8)% $	0.38
September 30, 2023	15.28	14.03	12.35	(8.2)%	(19.2)%	0.38
June 30, 2023	15.20	12.77	10.78	(16.0)%	(29.1)%	0.38
March 31, 2023	15.18	12.84	10.39	(15.4)%	(31.5)%	0.38

*Includes special dividend of $0.20 per share.

NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of the relevant quarter.
(1) Calculated using the respective high or low sales price divided by the net asset value per share at the end of the relevant quarter.

While our common stock has from time to time traded in excess of our net asset value, there can be no assurance, however, that it will trade at such a premium (to NAV) in the future. The last reported closing market price of our common stock on February 24, 2025 was $14.51 per share. As of February 24, 2025, we had 45 stockholders of record.

Distributions

We intend to continue to make quarterly distributions to our stockholders. Our quarterly distributions, if any, will be determined by our Board. We expect that our distributions to stockholders generally will be from accumulated net investment income and from cumulative net realized capital gains, as applicable, although a portion may represent a return of capital.

We have elected to be taxed as a RIC under Subchapter M of the Code. To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of the assets legally available for distribution. Although we intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. Currently, we have substantial net capital loss carryforwards and consequently do not expect to generate cumulative net capital gains in the foreseeable future.

We maintain an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders' cash distributions will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash distributions.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare distributions if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC.

In addition, in accordance with U.S. generally accepted accounting principles and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual payment-in-kind interest, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

With respect to the distributions to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.

All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. Stockholders who do not elect to receive distributions in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the dividend payable to a stockholder.

The following table lists the quarterly distributions per share from our common stock for the past two calendar years:

Quarter Ended	Distributions Declared
December 31, 2024	$ 0.38
September 30, 2024	0.58
June 30, 2024	0.38
March 31, 2024	0.38
December 31, 2023	0.38
September 30, 2023	0.38
June 30, 2023	0.38
March 31, 2023	0.38

September 30, 2024 distribution includes special dividend of $0.20 per share.

Unregistered Sales of Equity Securities and Use of Proceeds

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

The Company adopted the following plans, approved by the Board, for the purpose of repurchasing its common stock in accordance with applicable rules specified in the 1934 Act (the "Repurchase Plans"):

Date of Agreement/Amendment	Maximum Cost of Shares That May Be Repurchased	Cost of Shares Repurchased	Remaining Cost of Shares That May Be Repurchased
August 5, 2015	$ 50.0 million	$ 50.0 million	$ — million
December 14, 2015	50.0 million	50.0 million	— million
September 14, 2016	50.0 million	50.0 million	— million
October 30, 2018	50.0 million	50.0 million	— million
February 6, 2019	50.0 million	48.1 million	1.9 million
February 3, 2022	25.0 million	— million	25.0 million
Total as of December 31, 2024	$ 275.0 million	$ 248.1 million	$ 26.9 million

The Repurchase Plans were designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in an agreement with the Company to repurchase shares on the Company's behalf in accordance with the terms of the Repurchase Plans. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the Repurchase Plans. Pursuant to the Repurchase Plans, the Company may from time to time repurchase a portion of its shares of common stock and the Company is hereby notifying stockholders of its intention as required by applicable securities laws.

Under the Repurchase Plans described above, the Company allocated the following amounts to be repurchased in accordance with SEC Rule 10b5-1 (the "10b5-1 Repurchase Plans"):

Effective Date	Termination Date	Amount Allocated to 10b5-1 Repurchase Plans
September 15, 2015	November 5, 2015	$ 5.0 million
January 1, 2016	February 5, 2016	10.0 million
April 1, 2016	May 19, 2016	5.0 million
July 1, 2016	August 5, 2016	15.0 million
September 30, 2016	November 8, 2016	20.0 million
January 4, 2017	February 6, 2017	10.0 million
March 31, 2017	May 19, 2017	10.0 million
June 30, 2017	August 7, 2017	10.0 million
October 2, 2017	November 6, 2017	10.0 million
January 3, 2018	February 8, 2018	10.0 million
June 18, 2018	August 9, 2018	10.0 million
September 17, 2018	October 31, 2018	10.0 million
December 12, 2018	February 7, 2019	10.0 million
February 25, 2019	May 17, 2019	25.0 million
March 18, 2019	May 17, 2019	10.0 million
June 4, 2019	August 7, 2019	25.0 million
June 17, 2019	August 7, 2019	20.0 million
September 16, 2019	November 6, 2019	20.0 million
December 6, 2019	February 5, 2020	25.0 million
December 16, 2019	February 5, 2020	15.0 million
March 12, 2020	March 19, 2020	20.0 million
March 30, 2021	May 21, 2021	10.0 million
June 16, 2021	November 5, 2021	10.0 million
December 16, 2021	August 3, 2022	5.0 million
December 27, 2022	February 22, 2023	10.0 million

The following table presents information with respect to the Company's purchases of its common stock since adoption of the Repurchase Plans through December 31, 2024:

Month	Total Number of Shares Purchased	Average Price Paid Per Share*		Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Dollar Value of Shares That May Yet Be Purchased Under Publicly Announced Plans		
August 2015	510,000	$	19.71	510,000	$	$ 40.0	million
September 2015	603,466		18.46	603,466		28.8	million
November 2015	1,116,666		18.10	1,116,666		8.6	million
December 2015	627,443		17.58	627,443		47.6	million
January 2016	670,708		14.91	670,708		37.6	million
June 2016	362,933		16.73	362,933		31.5	million
July 2016	16,491		16.53	16,491		31.2	million
August 2016	596,294		17.67	596,294		20.7	million
September 2016	411,523		18.13	411,523		63.2	million
October 2016	527,417		17.82	527,417		53.8	million
November 2016	239,289		17.45	239,289		49.6	million
August 2017	33,333		17.96	33,333		49.0	million
September 2017	186,767		17.98	186,767		45.7	million
October 2017	144,867		17.96	144,867		43.1	million
November 2017	64,500		17.79	64,500		41.9	million
December 2017	50,100		17.89	50,100		41.0	million
January 2018	577,386		17.32	577,386		31.0	million
February 2018	70,567		16.23	70,567		29.9	million
May 2018	263,667		17.12	263,667		25.4	million
June 2018	198,601		16.94	198,601		22.0	million
July 2018	8,867		16.75	8,867		21.9	million
August 2018	502,767		17.11	502,767		13.3	million
September 2018	444,467		16.54	444,467		5.9	million
October 2018	160,800		16.46	160,800		53.3	million
November 2018	595,672		15.81	595,672		43.9	million
December 2018	741,389		13.49	741,359		33.9	million
February 2019	19,392		15.16	19,392		83.6	million
March 2019	291,426		15.40	291,426		79.1	million
April 2019	44,534		15.23	44,534		78.4	million
May 2019	298,026		15.93	298,026		73.6	million
June 2019	607,073		15.97	607,073		63.9	million
July 2019	89,610		16.10	89,610		62.5	million
August 2019	758,020		16.15	758,020		50.3	million
September 2019	32,371		16.26	32,371		49.7	million
October 2019	495,464		15.65	495,464		42.0	million
November 2019	6,147		15.91	6,147		41.9	million
March 2020	1,286,565		11.62	1,286,565		26.9	million
May 2021	145,572		13.92	145,572		24.9	million
July 2021	44,418		13.46	44,418		24.3	million
August 2021	45,675		13.32	45,675		23.7	million
September 2021	360,860		13.02	360,860		19.0	million
October 2021	308,005		13.30	308,005		14.9	million
November 2021	419,372		13.05	419,372		9.4	million
December 2021	227,429		12.44	227,429		6.6	million
January 2022	60,605		12.70	60,605		30.8	million
April 2022	88,478		12.82	88,478		29.7	million
May 2022	40,044		12.57	40,044		29.2	million
May 2023	171,061		11.56	171,061		27.2	million
June 2023	27,023		11.84	27,023		26.9	million
Total	15,593,150	$	15.91	15,593,120			

* The average price per share is inclusive of commissions.

Stock Performance Graph

This graph compares the return on our common stock with that of the Standard & Poor's 500 Stock Index, the Russell 2000 Financial Services Index, and the S&P Small Cap 600 Financials Index, for the period of December 31, 2019 through December 31, 2024. The graph assumes that, on December 31, 2019, a person invested $100 in each of the following: our common stock, the S&P 500 Index, the Russell 2000 Financial Services Index, and the S&P Small Cap 600 Financials Index. The graph measures total stockholder return, which takes into account both changes in stock price and distributions. It assumes that distributions paid are invested in like securities. On November 3, 2022, the Company's Board changed the Company's fiscal year end from March 31 to December 31, effective December 31, 2022. The 5-year stock performance comparison below is based on calendar-year periods rather than historical fiscal-year periods ending March 31. This change was made to enhance comparability with broader market indices and peer companies.



The graph and other information furnished under this Part II, Item 5 of this Annual Report on Form 10-K shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the 1934 Act. The stock price performance included in the above graph is not necessarily indicative of future stock price performance.

Fee and Expenses

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear directly or indirectly based upon the assumptions set forth below. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this Annual Report contains a reference to fees or expenses paid by "you," "us" or "the Company," or that "we" will pay fees or expenses, common stockholders will indirectly bear such fees or expenses as investors in the Company.

Stockholder transaction expenses:	
Sales load (as a percentage of offering price)	-%(1)
Offering expenses (as a percentage of offering price)	-%(2)
Dividend reinvestment plan expenses	-%(3)
Total common stockholder transaction expenses (as a percentage of offering price)	None
Annual expenses (as percentage of net assets attributable to common stock) (4):	
Management fees	1.75%(5)
Incentive fees payable under investment advisory management agreement	1.93%(6)
Interest and other debt expenses on borrowed funds	8.22%(7)
Other expenses	0.85%(8)
Total annual expenses	12.75%(9)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These dollar amounts are based upon the assumption that our annual operating expenses (other than performance-based incentive fees) and leverage would remain at the levels set forth in the table above. Transaction expenses are not included in the following example. In the event that shares of our common stock to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement and any related free writing prospectus will restate this example to reflect the applicable sales load.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$ 123	$ 340	$ 525	$ 876

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Assuming a 5% annual return, the incentive fee under the investment advisory management agreement may not be earned or payable and is not included in the example. This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and gross unrealized capital depreciation in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher.

For example, if we assumed that we received our 5% annual return completely in the form of net realized capital gains on our investments, which results in a capital gains incentive fee earned, the projected dollar amount of total cumulative expenses set forth in the above illustration and the capital gains incentive fee would be as follows:

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (all of which is subject to a capital gains incentive fee)	$ 105	$ 297	$ 468	$ 814

In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend.

These examples and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.

(1) In the event that the securities are sold to or through underwriters, a corresponding prospectus supplement and any related free writing prospectus will disclose the applicable sales load. Purchases of shares of our common stock on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include any sales load that stockholders may have paid in connection with their purchase of shares of our common stock.

(2) The related prospectus supplement and any related free writing prospectus will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3) The expenses of the dividend reinvestment plan per share are included in "Other expenses."

(4) "Net assets attributable to common stock" equals average net assets for the year ended December 31, 2024.

(5) Assumes management fees earned by our Investment Adviser, AIM, consistent with the fee structure beginning January 1, 2023 adjusted for new debt and equity issuances, if applicable.

Beginning on January 1, 2023, the base management fee is calculated at an annual rate of 1.75% (0.4375% per quarter) of the Company's net asset value as of the final business day of the prior calendar quarter; provided, however, that the base management fee shall not be greater than 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter. The base management fee is payable quarterly in arrears. The value of the Company's gross assets is calculated in accordance with the Company's valuation policies.

On January 16, 2019, we entered into a fee offset agreement with AIM in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets. We received an offsetting credit against total incentive fees otherwise due to AIM under the investment advisory management agreement. The amount offset was initially 20% of the management fee revenue earned and incentive fee revenue realized by AIM and its affiliates in connection with managing aircraft assets on related insurance balance sheets ("New Balance Sheet Investments"), new aircraft managed account capital ("New Managed Accounts") and new dedicated aircraft funds ("New Aircraft Funds"). Once the aggregate capital raised by New Aircraft Funds or New Managed Accounts and capital invested by the New Balance Sheet Investments exceeded $3 billion cumulatively, the fee offset would step down to 10% of the amount of incremental management fee revenue earned and incentive fee revenue realized by AIM and its affiliates. The fee offset was supposed to be in place for seven years, however the incentive fees realized by AIM and its affiliates after this seven-year period from applicable investments that were raised or made within the seven-year period would also be used to offset incentive fees payable to AIM by us. The offset would be limited to the amount of incentive fee payable by us to AIM and any unapplied fee offset which exceeds the incentive fees payable in a given quarter will carry forward to be credited against the incentive fees payable by us in subsequent quarters. There was no management fee and performance based fee offset for the year ended December 31, 2024. In 2022, we announced our plans to reduce our aviation leasing platform that is operating through Merx. Effective February 21, 2023, as a result of the planned reduction and the pending departure of certain Merx personnel, Merx and Apollo agreed to terminate the fee offset agreement in exchange for a termination fee of $7.5 million.

(6) Assumes that annual incentive fees earned by our Investment Adviser, AIM, consistent with the fee structure beginning January 1, 2023 adjusted for new debt and equity issuances. Calculated based on the average of pre-incentive fee net investment income for the year ended December 31, 2024, excluding any potential impact from the "Incentive Fee Cap" which could result in a reduction in the incentive fee.

The Incentive Fee payable to our Investment Adviser is based on our performance and is not paid unless we achieve certain goals. It consists of two components, one based on income and the other based on capital gains, that are determined independent of each other, with the result that one component may be payable even if the other is not.

For a more detailed discussion of the calculation of this fee, see "Business—Investment Advisory Management Agreement" in this Annual Report.

(7) Our interest and other debt expenses are based on borrowing levels and interest rates consistent with the levels during the year ended December 31, 2024. As of December 31, 2024, we had $1,757.1 million in borrowings outstanding, consisting of $970.1 million outstanding under our senior secured credit facility, $232.0 million outstanding Class A-1 Notes under Bethesda CLO 1, $350.0 million aggregate principal amount of our 2025 Notes, $125.0 million aggregate principal amount of our 2026 Notes and $80.0 million aggregate principal amount of our 2028 Notes. As of December 31, 2024, the Company had $7.8 million in standby letters of credit issued through the senior secured credit facility. The amount available for borrowing under the senior secured credit facility is reduced by any standby letters of credit issued.

(8) Includes our estimated overhead expenses, including payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by AIA in performing its obligations under the administration agreement. See "Business—Administrative Agreement" in this Annual Report.

(9) "Total annual expenses" as a percentage of net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The SEC requires that the "Total annual expenses" percentage be calculated as a percentage of net assets (defined as total assets less indebtedness), rather than the total assets, including assets that have been funded with borrowed monies. If the "Total annual expenses" percentage were calculated instead as a percentage of total assets, our "Total annual expenses" would be 5.61% of total assets.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report. Some of the statements in this report constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained herein involve risks and uncertainties, including statements as to:

- our future operating results;

- our business prospects and the prospects of our portfolio companies;

- the impact of investments that we expect to make;

- our contractual arrangements and relationships with third parties;

- the dependence of our future success on the general economy and its impact on the industries in which we invest;

- the ability of our portfolio companies to achieve their objectives;

- our expected financings and investments;

- the adequacy of our cash resources and working capital; and

- the timing of cash flows, if any, from the operations of our portfolio companies.

We generally use words such as "anticipates," "believes," "expects," "intends" and similar expressions to identify forward-looking statements. Our actual results could differ materially from those projected in the forward-looking statements for any reason, including any factors set forth in "Risk Factors" and elsewhere in this report.

We have based the forward-looking statements included in this report on information available to us on the date of this report, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the Securities and Exchange Commission ("SEC"), including any annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Overview

MidCap Financial Investment Corporation (the "Company", "MFIC", "we", "us", or "our") was incorporated under the Maryland General Corporation Law in February 2004. We have elected to be treated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"). As such, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in "qualifying assets," including securities of private or thinly traded public U.S. companies, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, for federal income tax purposes we have elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). Pursuant to this election and assuming we qualify as a RIC, we generally do not have to pay corporate-level federal income taxes on any income we distribute to our stockholders. We commenced operations on April 8, 2004 upon completion of our initial public offering that raised $870 million in net proceeds from selling 62 million shares of common stock at a price of $15.00 per share (20.7 million shares at a price of $45.00 per share adjusted for the one-for-three reverse stock split). Since then, and through December 31, 2024, we have raised approximately $2.68 billion in net proceeds from additional offerings of common stock and we have repurchased common stock for $248.1 million.

This Annual Report on Form 10-K covers the twelve-month period from January 1, 2024 to December 31, 2024 (the "Annual Report"). On November 3, 2022, the Company's Board changed the Company's fiscal year end from March 31 to December 31, effective December 31, 2022. Prior to this Annual Report, we filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Apollo Investment Management, L.P. (the "Investment Adviser" or "AIM") is our investment adviser and an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries ("AGM"). The Investment Adviser, subject to the overall supervision of the Company's Board of Directors (the "Board"), manages the day-to-day operations of, and provides investment advisory services to the Company. AGM and other affiliates manage other funds that may have investment mandates that are similar, in whole or in part, with ours. AIM and its affiliates may determine that an investment is appropriate both for us and for one or more of those other funds. In such event, depending on the availability of such investment and other appropriate factors, AIM may determine that we should invest on a side-by-side basis with one or more other funds. We make all such investments subject to compliance with applicable regulations and interpretations, and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order (the "Order") we received from the SEC permitting us to do so. Under the terms of the Order, a "required majority" (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with the Board's approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

Apollo Investment Administration, LLC (the "Administrator" or "AIA"), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. In addition to furnishing us with office facilities, equipment, and clerical, bookkeeping and recordkeeping services, AIA also oversees our financial records as well as prepares our reports to stockholders and reports filed with the SEC. AIA also performs the calculation and publication of our net asset value, the payment of our expenses and oversees the performance of various third-party service providers and the preparation and filing of our tax returns. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

Investments

Our investment objective is to generate current income and, to a lesser extent, long term capital appreciation. We invest primarily in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which we generally define as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, we may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies.

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity for such companies, the general economic environment, the competitive environment for the types of investments we make. As a BDC, we must not acquire any assets other than "qualifying assets" specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). As of December 31, 2024, non-qualifying assets represented approximately 8.5% of the total assets of the Company.

Revenue

We generate revenue primarily in the form of interest and dividend income from the securities we hold and capital gains, if any, on investment securities that we may acquire in portfolio companies. Our debt investments, whether in the form of mezzanine or senior secured loans, generally have a stated term of five to ten years and bear interest at a fixed rate or a floating rate usually determined on the basis of a benchmark, such as SOFR, the federal funds rate, or the prime rate. Interest on debt securities is generally payable quarterly or semiannually and while U.S. subordinated debt and corporate notes typically accrue interest at fixed rates, some of our investments may include zero coupon and/or step-up bonds that accrue income on a constant yield to call or maturity basis. In addition, some of our investments provide for payment-in-kind ("PIK") interest or dividends. Such amounts of accrued PIK interest or dividends are added to the cost of the investment on the respective capitalization dates and generally become due at maturity of the investment or upon the investment being called by the issuer. We may also generate revenue in the form of commitment, origination, structuring fees, fees for providing managerial assistance and, if applicable, consulting fees, etc.

Expenses

For all investment professionals of AIM and their staff, when and to the extent engaged in providing investment advisory and management services to us, the compensation and routine overhead expenses of that personnel which is allocable to those services are provided and paid for by AIM. We bear all other costs and expenses of our operations and transactions, including those relating to:

- investment advisory and management fees;

- expenses incurred by AIM payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies;

- calculation of our net asset value (including the cost and expenses of any independent valuation firm);

- direct costs and expenses of administration, including independent registered public accounting and legal costs;

- costs of preparing and filing reports or other documents with the SEC;

- interest payable on debt, if any, incurred to finance our investments;

- offerings of our common stock and other securities;

- registration and listing fees;

- fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

- transfer agent and custodial fees;

- taxes;

- independent directors' fees and expenses;

- marketing and distribution-related expenses;

- the costs of any reports, proxy statements or other notices to stockholders, including printing and postage costs;

- our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

- organizational costs; and

- all other expenses incurred by us or the Administrator in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including rent and our allocable portion of the cost of our Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs.

We expect our general and administrative operating expenses related to our ongoing operations to increase moderately in dollar terms. During periods of asset growth, we generally expect our general and administrative operating expenses to decline as a percentage of our total assets and increase during periods of asset declines. Incentive fees, interest expense and costs relating to future offerings of securities, among others, may also increase or reduce overall operating expenses based on portfolio performance, interest rate benchmarks, and offerings of our securities relative to comparative periods, among other factors.

Portfolio and Investment Activity

Our portfolio and investment activity during the years ended December 31, 2024 and 2023 were as follows:

(in millions)*	Year Ended December 31,			
	2024		2023	
Investments made in portfolio companies	$	1,613.6	$	417.1
Investments sold		(271.5)		—
Net activity before repaid investments		1,342.1		417.1
Investments repaid		(657.5)		(504.3)
Net investment activity	$	684.6	$	(87.2)
Portfolio companies, at beginning of period		152		135
Number of investments in new portfolio companies		167		32
Number of exited companies		(86)		(15)
Portfolio companies at end of period		233		152
Number of investments in existing portfolio companies		130		84

* Totals may not foot due to rounding.

Our portfolio composition and weighted average yields as of December 31, 2024 and 2023 were as follows:

	December 31, 2024		December 31, 2023	
Portfolio composition, at fair value:				
First lien secured debt		92%		89%
Second lien secured debt		1%		1%
Total secured debt		93%		90%
Unsecured debt		0%		—%
Structured products and other		1%		2%
Preferred equity		1%		1%
Common equity/interests and warrants		5%		7%
Weighted average yields, at amortized cost (1):				
First lien secured debt (2)		10.8%		12.1%
Second lien secured debt (2)		14.4%		13.7%
Secured debt portfolio (2)		10.8%		12.1%
Unsecured debt portfolio (2)		9.5%		—%
Total debt portfolio (2)		10.8%		12.1%
Total portfolio (3)		9.5%		10.1%
Interest rate type, at fair value (4):				
Fixed rate amount	$	0.0 billion	$	0.0 billion
Floating rate amount	$	2.7 billion	$	2.0 billion
Fixed rate, as percentage of total		1 %		0 %
Floating rate, as percentage of total		99 %		100 %
Interest rate type, at amortized cost (4):				
Fixed rate amount	$	0.0 billion	$	0.0 billion
Floating rate amount	$	2.7 billion	$	2.0 billion
Fixed rate, as percentage of total		1 %		0 %
Floating rate, as percentage of total		99 %		100 %

(1) An investor's yield may be lower than the portfolio yield due to sales loads and other expenses.

(2) Exclusive of investments on non-accrual status.

(3) Inclusive of all income generating investments, non-income generating investments and investments on non-accrual status.

(4) The interest rate type information is calculated using the Company's corporate debt portfolio and excludes aviation, oil and gas, structured credit, renewables, shipping, commodities and investments on non-accrual status.

Since the initial public offering of the Company in April 2004 and through December 31, 2024, invested capital totaled $25.5 billion in 794 portfolio companies. Over the same period, the Company completed transactions with more than 100 different financial sponsors.

Recent Developments

On October 17, 2024, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the "Senior Secured Facility"), previously amended and restated as of April 19, 2023, December 22, 2020 and November 19, 2018. The amended and restated agreement extended the final maturity date through October 17, 2029. Lender commitments under the Senior Secured Facility will increase from $1,705,000 to $1,815,000 until December 22, 2024 and will decrease to $1,660,000 thereafter. The Senior Secured Facility includes an "accordion" feature that allows the Company to increase the size of the Facility to $2,722,500. The Senior Secured Facility is secured by substantially all of the assets in the Company's portfolio, including cash and cash equivalents.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, gains and losses. Changes in the economic environment, financial markets, credit worthiness of portfolio companies and any other parameters used in determining such estimates could cause actual results to differ materially. In addition to the discussion below, our critical accounting policies are further described in the notes to the consolidated financial statements.

Fair Value Measurements

The Company follows guidance in ASC 820, *Fair Value Measurement* ("ASC 820"), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the consolidated financial statements may differ materially from the values that would be received upon an actual disposition of such investments.

As of December 31, 2024, $2.89 billion or 96.0% of the Company's investments were classified as Level 3. The high proportion of Level 3 investments relative to our total investments is directly related to our investment philosophy and target portfolio, which consists primarily of long-term secured debt, as well as unsecured and mezzanine positions of private middle-market companies. A fundamental difference exists between our investments and those of comparable publicly traded fixed income investments, namely high-yield bonds, and this difference affects the valuation of our private investments relative to comparable publicly traded instruments.

Senior secured loans, or senior loans, are higher in the capital structure than high-yield bonds, and are typically secured by assets of the borrowing company. This improves their recovery prospects in the event of default and affords senior loans a structural advantage over high-yield bonds. Many of the Company's investments are also privately negotiated and contain covenant protections that limit the issuer to take actions that could harm us as a creditor. High-yield bonds typically do not contain such covenants.

Given the structural advantages of capital seniority and covenant protection, the valuation of our private debt portfolio is driven more by investment specific credit factors than movements in the broader debt capital markets. Each security is evaluated individually and as indicated below, we value our private investments based upon a multi-step valuation process, including valuation recommendations from independent valuation firms.

Investment Valuation Process

The Board has designated the Investment Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Investment Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Company's Board. Even though the Company's Board designated the Company's Investment Adviser as "valuation designee," the Company's Board continues to be responsible for overseeing the process for determining fair valuation.

Under the Company's valuation policies and procedures, the Investment Adviser values investments, including certain secured debt, unsecured debt, and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within the quarter before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount accreted/premium amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case, such investments shall be valued at fair value as determined in good faith by or under the direction of the Investment Adviser, including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Investment Adviser. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Investment Adviser undertakes a multi-step valuation process each quarter, as described below:

1. Our quarterly valuation process begins with independent valuation firms conducting independent appraisals and assessments for all the investments they have been engaged to review. If an independent valuation firm is not engaged during a particular quarter, the valuation may be conducted by the Investment Adviser.

2. Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3. The Investment Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm.

4. For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments determined by these valuation procedures which have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Investment Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides an independent assessment of value. Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, seniority of investment in the investee company's capital structure, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process. During the year ended December 31, 2024, there were no significant changes to the Company's valuation techniques and related inputs considered in the valuation process.

Investment Income Recognition

The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual PIK interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. Certain PIK investments offer issuers the option at each payment date of making payments in cash or in additional securities. When additional securities are received, they typically have the same terms, including maturity dates and interest rates as the original securities issued. On these payment dates, the Company capitalizes the accrued interest or dividends receivable (reflecting such amounts as the basis in the additional securities received). PIK generally becomes due at maturity of the investment or upon the investment being called by the issuer. At the point the Company believes PIK is not expected to be realized, the PIK investment will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are reversed from the related receivable through interest or dividend income, respectively. The Company does not reverse previously capitalized PIK interest or dividends. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments. PIK investments on non-accrual status are restored to accrual status if the Company believes that PIK is expected to be realized.

Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management's judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management's judgment.

Loan origination fees, original issue discount ("OID"), and market discounts are capitalized and accreted into interest income over the respective terms of the applicable loans using the effective interest method or straight-line, as applicable. Upon the prepayment of a loan, prepayment premiums, any unamortized loan origination fees, OID, or market discounts are recorded as interest income. Other income generally includes amendment fees, administrative fees, management fees, bridge fees, and structuring fees which are recorded when earned.

The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults) of the underlying pools of assets. These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. A structured product investment typically has an underlying pool of assets. Payments on structured product investments are payable solely from the cash flows from such assets. As such, any unforeseen event in these underlying pools of assets might impact the expected recovery and future accrual of income.

Expenses

Expenses include management fees, performance-based incentive fees, interest expense, insurance expenses, administrative service fees, legal fees, directors' fees, audit and tax service expenses, third-party valuation fees and other general and administrative expenses. Expenses are recognized on an accrual basis.

Net Realized Gains (Losses) and Net Change in Unrealized Gains (Losses)

We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized gains or losses previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized gain (loss) reflects the net change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized gains or losses.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Results of Operations

Operating results for the year ended December 31, 2024 and 2023 were as follows:

(in millions)*		Year Ended December 31,		
		2024		**2023**
Investment Income				
Interest income	$	284.6	$	268.1
Dividend income		0.8		1.4
PIK interest income		12.2		3.0
Other income		4.2		4.0
Total investment income	$	301.8	$	276.5
Expenses				
Management and performance-based incentive fees, net of amounts waived	$	41.0	$	41.7
Interest and other debt expenses, net of reimbursements		115.5		103.2
Administrative services expense, net of reimbursements		3.8		5.5
Other general and administrative expenses		8.2		10.1
Net Expenses	$	168.5	$	160.5
Net Investment Income	$	133.3	$	116.0
Net Realized and Change in Unrealized Gains (Losses)				
Net realized gains (losses)	$	(77.0)	$	0.2
Net change in unrealized gains (losses)		42.5		2.6
Net Realized and Change in Unrealized Gains (Losses)	$	(34.5)	$	2.8
Net Increase in Net Assets Resulting from Operations	$	98.8	$	118.8
Net Investment Income on Per Average Share Basis (1)	$	1.71	$	1.78
Earnings per share — basic (1)	$	1.27	$	1.82

* Totals may not foot due to rounding.

(1)   Based on the weighted average number of shares outstanding for the period presented.

Total Investment Income

For the year ended December 31, 2024 as compared to the year ended December 31, 2023

The increase in total investment income of $25.3 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily driven by the increase in total interest income of $25.6 million. The increase in total interest income was due to an increase in the average yield portfolio given the mergers with AFT and AIF on July 22, 2024.

Net Expenses

For the year ended December 31, 2024 as compared to the year ended December 31, 2023

The increase in net expenses of $8.0 million for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to the increase in interest and other debt expenses of $12.3 million. The increase of interest and other debt expenses was primarily attributed to an increase in average debt balance from $1.45 billion for year ended December 31, 2023 to $1.57 billion for year ended December 31, 2024. In addition, total annualized cost of debt increased from 7.10% for the year ended December 31, 2023 to 7.35% for the year ended December 31, 2024. The increase in net expenses was partially offset by the decrease in excise tax comparing to year ended December 31, 2023.

Income Taxes

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieve us from corporate-level U.S. federal income taxes. Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income.

For the year ended December 31, 2024 as compared to the year ended December 31, 2023

For the year ended December 31, 2024 and December 31, 2023, the Company incurred none and $1.1 million, respectively, of U.S. federal excise tax. The excise tax was included in other general and administrative expenses for the year ended December 31, 2023.

Net Realized Gains (Losses)

For the year ended December 31, 2024 as compared to the year ended December 31, 2023

During the year ended December 31, 2024, we recognized gross realized gains of $5.4 million and gross realized losses of $82.4 million, resulting in net realized losses of $(77.0) million. Significant realized gains (losses) for the year ended December 31, 2024 are summarized below:

(in millions)	Net Realized Gain (Loss)	
Spotted Hawk	$	(44.8)
MSEA Tankers LLC		(15.7)
Pelican		(11.7)
ViewRay		(7.1)
Mannkind Corporation		2.0
Soliant		1.3

Spotted Hawk, MSEA Tankers LLC, Pelican were exited and ViewRay was written off during the year as no proceeds were expected to be realized. The realized gain(losses) on these investments were previously recorded as unrealized gain(losses).

During the year ended December 31, 2023, we recognized gross realized gains of $1.6 million and gross realized losses of $1.4 million, resulting in net realized gain of $0.2 million. Significant realized gains (losses) for the year ended December 31, 2023 are summarized below:

(in millions)	Net Realized Gain (Loss)	
NFA Group	$	1.2

Net Change in Unrealized Gains (Losses)

For the year ended December 31, 2024 as compared to the year ended December 31, 2023

During the year ended December 31, 2024, we recognized gross unrealized gains of $106.6 million and gross unrealized losses of $64.1 million, including the impact of transferring unrealized to realized gains (losses), resulting in net change in unrealized gains of $42.5 million. Net change in unrealized gains (losses) for the year ended December 31, 2024 was primarily driven by Spotted Hawk, MSEA Tankers LLC, Pelican were exited and ViewRay was written off during the period as no proceeds were expected to be realized. The realized gain(losses) on these investments were previously recorded as unrealized gain(losses). Additional significant changes in unrealized gains (losses) for the year ended December 31, 2024 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
Spotted Hawk	$ 44.5
MSEA Tankers LLC	15.7
Pelican	11.7
ViewRay	7.1
Merx Aviation Finance, LLC	6.8
US Auto	(9.6)
International Cruise & Excursion Gallery, Inc.	(7.5)
Renovo	(6.7)
PHS	(4.3)
Naviga	(3.0)
Mitel Networks	(2.2)
Ambrosia Buyer Corp.	(2.1)
AVAD, LLC	(1.8)

During the year ended December 31, 2023, we recognized gross unrealized gains of 29.7 million and gross unrealized losses of 27.2 million, including the impact of transferring unrealized to realized gains (losses), resulting in net change in unrealized losses of $2.6 million. Net change in unrealized gains (losses) for the year ended December 31, 2023 was primarily driven by the increase in cash flows from Merx Aviation Finance, LLC, increase in fair value from securitization assets owned by US Auto, which was partially offset by the financial under-performance with ongoing bankruptcy procedures from ViewRay and widening credit spreads. Additional significant changes in unrealized gains (losses) for the year ended December 31, 2023 are summarized below:

(in millions)	Net Change in Unrealized Gain (Loss)
Merx Aviation Finance, LLC	$ 5.6
US Auto	3.8
Golden Bear	1.2
PSI Services, LLC	1.1
ViewRay	(7.1)
ChyronHego Corporation	(2.1)
Ambrosia Buyer Corp.	(2.1)
Renew Financial LLC (f/k/a Renewable Funding, LLC)	(1.8)
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)	(1.5)
Berner Foods	(1.3)
Sequential Brands Group, Inc.	(1.1)

Liquidity and Capital Resources

The Company's liquidity and capital resources are generated and generally available through periodic follow-on equity and debt offerings, our Senior Secured Facility (as defined in **Note 7** to the consolidated financial statements), our senior secured notes, our senior unsecured notes, investments in special purpose entities in which we hold and finance particular investments on a non-recourse basis, as well as from cash flows from operations, investment sales of liquid assets and repayments of senior and subordinated loans and income earned from investments.

We believe that our current cash and cash equivalents on hand, our short-term investments, proceeds from the sale of our 2025 Notes, 2026 Notes, 2028 Notes and Bethesda CLO 1, our available borrowing capacity under our Senior Secured Facility and our anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations for at least the next twelve months.

Cash Equivalents

The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain money market funds, U.S. Treasury bills, repurchase agreements and other high-quality, short-term debt securities would qualify as cash equivalents (See **Note 2** to the consolidated financial statements.) At the end of each fiscal quarter, we consider taking proactive steps utilizing cash equivalents with the objective of enhancing our investment flexibility during the following quarter, pursuant to Section 55 of the 1940 Act. More specifically, we may purchase U.S. Treasury bills from time-to-time on the last business day of the quarter and typically close out that position on the following business day, settling the sale transaction on a net cash basis with the purchase, subsequent to quarter end. The Company may also utilize repurchase agreements or other balance sheet transactions, including drawing down on our Senior Secured Facility, as we deem appropriate. The amount of these transactions or such drawn cash for this purpose is excluded from total assets for purposes of computing the asset base upon which the management fee is determined.

Debt

See **Note 7** to the consolidated financial statements for information on the Company's debt.

The following table shows the contractual maturities of our debt obligations as of December 31, 2024:

		Payments Due by Period			
(in millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Senior Secured Facility (1)	$ 970.1	$ —	$ —	$ 970.1	$ —
2025 Notes	350.0	350.0	—	—	—
2026 Notes	125.0	—	125.0	—	—
2028 Notes	80.0	—	—	80.0	—
Bethesda CLO 1 Class A-1	232.0	—	—	—	232.0
Total Debt Obligations	$ 1,757.1	$ 350.0	$ 125.0	$ 1,050.1	$ 232.0

(1) As of December 31, 2024, aggregate lender commitments under the Senior Secured Facility totaled $1.66 billion and have $0.68 billion of unused commitments. As of December 31, 2024, there were $7.8 million of letters of credit issued under the Senior Secured Facility as shown as part of total commitments in **Note 7** to the consolidated financial statements.

Stockholders' Equity

See **Note 8** to the consolidated financial statements for information on the Company's public offerings and share repurchase plans.

Equity Issuances

We may from time to time issue and sell shares of our common stock through public or at-the-market ("ATM") offerings. On August 13, 2024, we entered into (i) an equity distribution agreement by and among us, the Investment Adviser, the Administrator and Truist Securities, Inc. ("Truist") and (ii) an equity distribution agreement by and among us, the Investment Adviser, the Administrator and Jefferies LLC ("Jefferies," and together with Truist, the "Sales Agents"). The equity distribution agreements with Sales Agents described in the preceding sentence are collectively referred to herein as the "Equity Distribution Agreements." For further details regarding the Equity Distribution Agreements, see **Note 8** "Stockholders' Equity—Equity Issuances — At-the-market ("ATM") Offering" to our consolidated financial statements included in this report.

Distributions

Distributions paid to stockholders during the years ended December 31, 2024 and 2023 totaled $139.6 million ($1.72 per share) and $123.6 million ($1.89 per share), respectively. For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. Although the tax character of distributions paid to stockholders through December 31, 2024 may include return of capital, the exact amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ended December 31, 2024. Tax characteristics of all distributions will be reported to stockholders on Form 1099 after the end of the calendar year. Our quarterly distributions, if any, will be determined by our Board.

To maintain our RIC status, we must distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, at least annually, out of the assets legally available for distribution. Although we currently intend to distribute realized net capital gains (i.e., net long-term capital gains in excess of short-term capital losses), if any, at least annually, out of the assets legally available for such distributions, we may in the future decide to retain such capital gains for investment. Currently, we have substantial net capital loss carryforwards and consequently do not expect to generate cumulative net capital gains in the foreseeable future.

We maintain an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders' cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash dividends.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may in the future be limited in our ability to make distributions. Also, our revolving credit facility may limit our ability to declare dividends if we default under certain provisions or fail to satisfy certain other conditions. If we do not distribute a certain percentage of our income annually, we may suffer adverse tax consequences, including possible loss of the tax benefits available to us as a RIC. In addition, in accordance with GAAP and tax regulations, we include in income certain amounts that we have not yet received in cash, such as contractual PIK, which represents contractual interest added to the loan balance that becomes due at the end of the loan term, or the accrual of original issue or market discount. Since we may recognize income before or without receiving cash representing such income, we may not be able to meet the requirement to distribute at least 90% of our investment company taxable income to obtain tax benefits as a RIC.

With respect to the distributions to stockholders, income from origination, structuring, closing, commitment and other upfront fees associated with investments in portfolio companies is treated as taxable income and accordingly, distributed to stockholders.

PIK Income

For the years ended December 31, 2024 and 2023, PIK income totaled $12.2 million and $3.0 million on total investment income of $301.8 million and $276.5 million, respectively. In order to maintain the Company's status as a RIC, this non-cash source of income must be paid out to stockholders annually in the form of distributions, even though the Company has not yet collected the cash. See **Note 6** to the consolidated financial statements for additional information regarding the Company's PIK income.

Related Party Transactions

See **Note 4** to the consolidated financial statements for information on the Company's related party transactions.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are subject to financial market risks, including changes in interest rates and the valuations of our investment portfolio.

Investment valuation risk

Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our Board based on, among other things, the input of our management and audit committee and independent valuation firms that have been engaged at the direction of our Board to assist in the valuation of each portfolio investment without a readily available market quotation (with certain de minimis exceptions). Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" and "—Fair Value Measurements" as well as **Notes 2 and 5** to our consolidated financial statements for the year ended December 31, 2024, for more information relating to our investment valuation.

Interest Rate Risk

Interest rate sensitivity refers to the change in our earnings that may result from changes in the level of interest rates. Because we fund a portion of our investments with borrowings, our net investment income is affected by the difference between the rate at which we invest and the rate at which we borrow. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of December 31, 2024, the majority of our debt portfolio investments bore interest at variable rates, which generally are SOFR-based (or based on an equivalent applicable currency rate) and typically have durations of one to six months after which they reset to current market interest rates, and many of which are subject to certain floors. Further, our Senior Secured Facility and Class A-1 Notes under the Bethesda CLO 1 bear interest at SOFR rates with no interest rate floors, while our 2025 Notes, 2026 Notes and 2028 Notes bear interest at a fixed rate.

We regularly measure our exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on that review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates.

The following table shows the estimated annual impact on net investment income of base rate changes in interest rates (considering interest rate flows for variable rate instruments) to our loan portfolio and outstanding debt as of December 31, 2024, assuming no changes in our investment and borrowing structure:

Basis Point Change	Net Investment Income		Net Investment Income Per Share
Up 150 basis points	$	18.7 million	$ 0.200
Up 100 basis points		12.5 million	0.133
Up 50 basis points		6.2 million	0.066
Down 50 basis points		(6.1) million	(0.065)
Down 100 basis points		(12.3) million	(0.131)
Down 150 basis points		(18.4) million	(0.196)

We may hedge against interest rate fluctuations from time-to-time by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act and applicable commodities laws. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio of investments.

Item 8. Consolidated Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2024. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 based upon criteria in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2024 based on the criteria on *Internal Control — Integrated Framework* issued by COSO.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Midcap Financial Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Midcap Financial Investment Corporation and subsidiaries (the "Company"), including the consolidated schedules of investments, as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in net assets, and cash flows for the years ended December 31, 2024 and 2023, and the nine month period ended December 31, 2022, respectively, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, net assets, and cash flows for the years ended December 31, 2024 and 2023, and nine months period ended December 31, 2022, respectively, in conformity with accounting principles generally accepted in the United States of America. The financial highlights information included in Note 11 for the years ended March 31, 2022 and 2021, and the information appearing under the senior securities table in Note 12 for the fiscal years ended March 31, 2022, 2021, 2020, 2019, 2018, 2017, and 2016 were audited by other auditors whose report, dated May 19, 2022, expressed an unqualified opinion on such information.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our procedures included confirmation of securities owned as of December 31, 2024, by correspondence with the custodian, brokers and selling or agent banks; when replies were not received from brokers and selling or agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Level 3 Investments — Refer to Notes 2 and 6 to the Financial Statements

Critical Audit Matter Description

The Company held investments classified as Level 3 investments under accounting principles generally accepted in the United States of America. These investments included debt and equity securities with unique contract terms and conditions and/or complexity that considers a combination of multiple levels of market and asset specific inputs. The valuation techniques used in estimating the fair value of these investments vary and certain significant inputs used were unobservable.

We identified the valuation of Level 3 investments as a critical audit matter because of the judgments necessary for management to select valuation techniques and to use significant unobservable inputs to estimate the fair value. This required a high degree of auditor judgement and extensive effort to audit management's estimate of fair value of Level 3 investments, including the need to involve fair value specialists possessing relevant valuation experience to evaluate the appropriateness of the valuation techniques and the significant unobservable inputs used in the valuation of certain investments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of certain Level 3 investments included the following, among other factors:

1. We tested the design and implementation of controls over management's valuation of Level 3 investments, including those related to valuation techniques and significant unobservable inputs.

2. We evaluated the appropriateness of the valuation techniques used for Level 3 investments and tested the related significant unobservable inputs by comparing these inputs to external sources.

3. For a selected sample of Level 3 investments, we performed procedures with the assistance of internal fair value specialists to evaluate the valuation techniques and significant unobservable inputs and assumptions utilized.

/s/ Deloitte & Touche LLP

New York, New York
February 25, 2025

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of MidCap Financial Investment Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Midcap Financial Investment Corporation and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB),the consolidated statement of assets and liabilities of the Company, including the consolidated schedule of investments, as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in net assets, cash flows, and the consolidated financial highlights for the years ended December 31, 2024 and 2023, and the nine-month period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements") and our report dated February 25, 2025 , expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 25, 2025

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(In thousands, except share and per share data)

		December 31, 2024		December 31, 2023
Assets				
Investments at fair value:				
Non-controlled/non-affiliated investments (cost — $2,700,957 and $2,012,273, respectively)	$	2,605,329	$	1,936,327
Non-controlled/affiliated investments (cost — $142,686 and $130,648, respectively)		84,334		77,528
Controlled investments (cost — $333,754 and $395,221, respectively)		324,753		320,344
Cash and cash equivalents		74,357		93,575
Foreign currencies (cost — $1,487 and $28,563, respectively)		1,429		28,553
Receivable for investments sold		57,195		2,796
Interest receivable		19,289		21,441
Dividends receivable		709		1,327
Deferred financing costs		23,555		19,435
Prepaid expenses and other assets		—		5
Total Assets	$	3,190,950	$	2,501,331
Liabilities				
Debt	$	1,751,621	$	1,462,267
Payable for investments purchased		4,190		—
Management fees payable		6,247		4,397
Performance-based incentive fees payable		5,336		6,332
Interest payable		12,813		14,494
Accrued administrative services expense		60		1,657
Other liabilities and accrued expenses		6,037		6,874
Total Liabilities	$	1,786,304	$	1,496,021
Commitments and contingencies (Note 9)				
Net Assets	$	1,404,646	$	1,005,310
Net Assets				
Common stock, $0.001 par value (130,000,000 shares authorized; 93,780,278 and 65,253,275 shares issued and outstanding, respectively)	$	94	$	65
Capital in excess of par value		2,658,090		2,103,718
Accumulated under-distributed (over-distributed) earnings		(1,253,538)		(1,098,473)
Net Assets	$	1,404,646	$	1,005,310
Net Asset Value Per Share	$	14.98	$	15.41

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,				Nine Months Ended December 31,	
		2024		2023		2022
Investment Income						
Non-controlled/non-affiliated investments:						
Interest income (excluding Payment-in-kind ("PIK") interest income)	$	265,157	$	249,102	$	143,564
Dividend income		40		409		61
PIK interest income		12,011		2,012		1,156
Other income		4,147		3,727		2,234
Non-controlled/affiliated investments:						
Interest income (excluding PIK interest income)		2,685		1,126		363
Dividend income		726		1,010		718
PIK interest income		140		125		58
Controlled investments:						
Interest income (excluding PIK interest income)		16,781		17,892		25,530
PIK interest income		—		869		1,448
Other income		95		250		477
Total Investment Income	$	301,782	$	276,522	$	175,609
Expenses						
Management fees	$	19,450	$	17,369	$	26,621
Performance-based incentive fees		21,548		24,565		5,691
Interest and other debt expenses		115,961		104,198		59,363
Administrative services expense		4,120		5,840		4,188
Other general and administrative expenses		8,176		10,131		6,551
Total expenses		169,255		162,103		102,414
Performance-based incentive fee offset		—		(274)		(178)
Expense reimbursements		(769)		(1,306)		(770)
Net Expenses	$	168,486	$	160,523	$	101,466
Net Investment Income	$	133,296	$	115,999	$	74,143
Net Realized and Change in Unrealized Gains (Losses)						
Net realized gains (losses):						
Non-controlled/non-affiliated investments	$	(4,273)	$	131	$	1,977
Non-controlled/affiliated investments		(11,668)		—		(2,224)
Controlled investments		(60,487)		—		(69,265)
Foreign currency transactions		(592)		69		273
Net realized gains (losses)		(77,020)		200		(69,239)
Net change in unrealized gains (losses):						
Non-controlled/non-affiliated investments		(19,626)		(1,326)		(35,113)
Non-controlled/affiliated investments		(5,232)		3,799		(5,008)
Controlled investments		65,876		2,636		53,726
Foreign currency translations		1,525		(2,548)		4,431
Net change in unrealized gains (losses)		42,543		2,561		18,036
Net Realized and Change in Unrealized Gains (Losses)	$	(34,477)	$	2,761	$	(51,203)
Net Increase (Decrease) in Net Assets Resulting from Operations	$	98,819	$	118,760	$	22,940
Earnings (Loss) Per Share — Basic		1.27		1.82		0.36

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
(In thousands, except share data)

		Year Ended December 31,			Nine Months Ended December 31,
		2024		2023	2022
Operations					
Net investment income	$	133,296	$ 115,999	$	74,143
Net realized gains (losses)		(77,020)	200		(69,239)
Net change in unrealized gains (losses)		42,543	2,561		18,036
Net Increase (Decrease) in Net Assets Resulting from Operations	$	98,819	$ 118,760	$	22,940
Distributions to Stockholders					
Distribution of net investment income	$	(139,623)	$ (99,259)	$	(68,028)
Net Decrease in Net Assets Resulting from Distributions to Stockholders	$	(139,623)	$ (99,259)	$	(68,028)
Capital Share Transactions					
Net proceeds from the issuance of common stock[1]	$	440,140	$ —	$	30,000
Repurchase of common stock		—	(2,297)	$	(1,638)
Net Increase (Decrease) in Net Assets Resulting from Capital Share Transactions	$	440,140	$ (2,297)	$	28,362
Net Assets					
Net increase (decrease) in net assets during the period	$	399,336	$ 17,204	$	(16,726)
Net assets at beginning of period		1,005,310	988,106		1,004,832
Net Assets at End of Period	$	1,404,646	$ 1,005,310	$	988,106
Capital Share Activity					
Shares issued during the period		28,527,003	—		1,932,641
Shares repurchased during the period		—	(198,084)		(128,522)
Shares issued and outstanding at beginning of period		65,253,275	65,451,359		63,647,240
Shares Issued and Outstanding at End of Period		93,780,278	65,253,275		65,451,359

(1) Refer to **Note 13** for more information related to the Company's acquisitions of AFT and AIF.

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Nine Months Ended December 31,
	2024	2023	2022
Operating Activities			
Net increase (decrease) in net assets resulting from operations	$ 98,819	$ 118,760	$ 22,940
Net realized (gains) losses	77,020	(200)	69,239
Net change in unrealized (gains) losses	(42,543)	(2,561)	(18,036)
Net amortization of premiums and accretion of discounts on investments	(8,889)	(7,751)	(6,131)
Accretion of discount on notes	1,789	604	453
Amortization of deferred financing costs	5,158	5,258	3,899
Increase in gains/(losses) from foreign currency transactions	(592)	69	273
PIK interest and dividends capitalized	(14,842)	(2,970)	(2,154)
Purchases of investments	(1,013,393)	(417,124)	(499,632)
Proceeds from sales and repayments of investments	867,173	497,313	581,952
Cash acquired in AFT and AIF Mergers	9,931	—	—
Changes in operating assets and liabilities:			
Decrease (increase) in interest receivable	2,153	(4,273)	(1,615)
Decrease (increase) in dividends receivable	618	3,509	247
Decrease (increase) in prepaid expenses and other assets	16,103	1,792	(1,078)
Increase (decrease) in management and performance-based incentive fees payable	854	1,669	(853)
Increase (decrease) in interest payable	(1,681)	948	10,211
Increase (decrease) in accrued administrative services expense	(1,597)	909	(149)
Increase (decrease) in other liabilities and accrued expenses	(5,613)	429	(1,178)
Net Cash Used in/Provided by Operating Activities	$ (9,532)	$ 196,381	$ 158,388
Financing Activities			
Issuances of debt	$ 446,115	$ 630,595	$ 168,000
Payments of debt	(334,371)	(655,285)	(231,543)
Financing costs paid and deferred	(8,883)	(10,896)	—
Net proceeds from the issuance of common stock	—	—	30,000
Repurchase of common stock	—	(2,297)	(1,638)
Distributions paid	(139,623)	(123,477)	(66,724)
Net Cash Used in/Provided by Financing Activities	$ (36,762)	$ (161,360)	$ (101,905)
Cash, Cash Equivalents and Foreign Currencies			
Net increase (decrease) in cash, cash equivalents and foreign currencies during the period	$ (46,294)	$ 35,021	$ 56,483
Effect of foreign exchange rate changes on cash and cash equivalents	(48)	16	10
Cash, cash equivalents and foreign currencies at beginning of period	122,128	87,091	30,598
Cash, Cash Equivalents and Foreign Currencies at the End of Period	$ 75,786	$ 122,128	$ 87,091
Supplemental Disclosure of Cash Flow Information			
Cash interest paid	$ 110,719	$ 97,472	$ 44,613
Supplemental Disclosure of Non-Cash Activity			
PIK income	$ 12,151	$ 3,006	$ 2,662
Purchases of investments[1]	595,887	—	—
Debt assumed[1]	(177,000)	—	—
Issuance of common stock[1]	440,140	—	—

(1) Refer to **Note 13** for more information related to the Company's acquisitions of AFT and AIF.

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate (6)	Maturity Date	Par/Shares (2)	Cost (37)	Fair Value (1)(38)	
Advertising, Printing & Publishing							
Accelerate360							
Accelerate360 Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	02/11/27	$ 3,875	$ 3,875	$ 3,836	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	02/11/27	1,382	1,382	1,356	(9)(21)(23)(31)
					5,257	5,192	
Acosta							
Acosta Holdings Corp.	Preferred Equity - Preferred Equity	N/A	N/A	10,213 Shares	473	491	(13)(24)
	Common Equity - Common Stock	N/A	N/A	6,266 Shares	77	80	(13)(24)
					550	571	
FingerPaint Marketing							
KL Charlie Acquisition Company	First Lien Secured Debt - Term Loan	SOFR+560, 1.00% Floor	12/30/26	18,185	18,041	18,003	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+560, 1.00% Floor	12/30/26	5,399	5,360	5,294	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	12/30/26	—	(17)	(20)	(8)(9)(21)(23)
KL Charlie Co-Invest, L.P.	Common Equity - Common Stock	N/A	N/A	218,978 Shares	220	320	(9)(13)
					23,604	23,597	
Hero Digital							
HRO (Hero Digital) Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+210 Cash plus 5.00% PIK, 1.00% Floor	11/18/28	19,182	18,961	18,365	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+210 Cash plus 5.00% PIK, 1.00% Floor	11/18/28	6,980	6,895	6,683	(9)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+210 Cash plus 5.00% PIK, 1.00% Floor	11/18/26	2,545	2,523	2,412	(9)(20)(21)(23)(31)
HRO Holdings I LP	Common Equity - Common Stock	N/A	N/A	213 Shares	213	269	(9)(13)
					28,592	27,729	
Houghton Mifflin							
Houghton Mifflin Harcourt Company	First Lien Secured Debt - Term Loan	SOFR+525, 0.50% Floor	04/09/29	6,151	5,863	6,074	(10)(30)
		Total Advertising, Printing & Publishing			$ 63,866	$ 63,163	
Automotive							
Club Car Wash							
Club Car Wash Operating, LLC	First Lien Secured Debt - Term Loan	SOFR+565, 1.00% Floor	06/16/27	$ 12,463	$ 12,361	$ 12,353	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+565, 1.00% Floor	06/16/27	18,065	17,800	17,851	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	06/16/27	—	(14)	(14)	(8)(9)(21)(23)
					30,147	30,190	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
K&N Parent, Inc.							
K&N Holdco, LLC	Common Equity - Common Stock	N/A	N/A	125,967 Shares	23,718	252	(13)
Truck-Lite Co., LLC							
TL Lighting Holdings, LLC	Common Equity - Equity	N/A	N/A	350 Shares	350	828	(9)(13)
Truck-Lite Co., LLC	First Lien Secured Debt - Term Loan	SOFR+575, 0.75% Floor	02/13/31	2,448	2,412	2,426	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 0.75% Floor	02/13/31	—	(4)	(2)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+575, 0.75% Floor	02/13/30	—	(4)	(2)	(8)(9)(21)(23)
					2,754	3,250	
Ultra Clean Newco							
Ultra Clean Holdco LLC	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	07/01/30	2,488	2,447	2,450	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	07/01/30	4,423	4,296	4,257	(9)(21)(23)(30)(31)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	07/01/30	—	(23)	(21)	(8)(9)(21)(23)
					6,720	6,686	
				Total Automotive	$ 63,339	$ 40,378	
Aviation and Consumer Transport							
Bird							
Bird Scooter Acquisition Corp. (4)	Common Equity - Common Stock	N/A	N/A	4,656,670 Shares	$ 366	$ 373	(9)(13)(24)
Blue Jay Transit Inc. (4)	First Lien Secured Debt - Term Loan	SOFR+300, 1.00% Floor	03/22/28	19,940	19,676	19,939	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+300, 1.00% Floor	03/22/28	—	—	—	(9)(23)
					20,042	20,312	
GAT-Airline Ground Support Inc							
GAT-Airline Ground Support Inc	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	05/09/29	15,162	14,956	15,010	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 1.00% Floor	05/09/29	951	929	927	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	05/09/29	—	(31)	(24)	(8)(9)(21)(23)
					15,854	15,913	
Merx Aviation Finance, LLC							
Merx Aviation Finance, LLC (5)	First Lien Secured Debt - Revolver	10.00%	10/31/25	59,575	59,575	59,576	(23)
	Common Equity - Membership Interests	N/A	N/A	—	146,500	123,815	(13)(24)
					206,075	183,391	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Primeflight							
PrimeFlight Acquisition, LLC	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	05/01/29	10,358	10,142	10,358	(9)(31)(32)
	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	05/01/29	3,250	3,206	3,218	(9)(31)
					13,348	13,576	
		Total Aviation and Consumer Transport			$ 255,319	$ 233,192	
Beverage, Food & Tobacco							
Berner Foods							
Berner Food & Beverage, LLC	First Lien Secured Debt - Term Loan	SOFR+565, 1.00% Floor	07/30/27	$ 34,302	$ 33,923	$ 33,531	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+565, 1.00% Floor	07/30/26	—	(22)	(50)	(8)(9)(21)(23)
					33,901	33,481	
Bolthouse Farms							
Wm. Bolthouse Farms, Inc.	Common Equity - Equity Interests	N/A	N/A	1,086,122 Shares	1,147	1,423	(13)
Cave							
Cave Enterprises Operations, LLC	First Lien Secured Debt - Term Loan	SOFR+660, 1.50% Floor	08/09/28	8,551	8,425	8,551	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+660, 1.50% Floor	08/09/28	—	(1)	—	(9)(23)
					8,424	8,551	
Hive							
FCP-Hive Holdings, LLC	Preferred Equity - Preferred Equity	N/A	N/A	589 Shares	448	229	(9)(13)
	Common Equity - Common Stock	N/A	N/A	589 Shares	3	—	(9)(13)
Hive Intermediate, LLC	First Lien Secured Debt - Term Loan	SOFR+610 Cash plus 2.00% PIK, 1.00% Floor	09/22/27	14,126	13,988	13,914	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+610 Cash plus 2.00% PIK, 1.00% Floor	09/22/27	843	822	809	(9)(21)(23)(30)
					15,261	14,952	
Nutpods							
Green Grass Foods, Inc.	First Lien Secured Debt - Term Loan	SOFR+625, 1.00% Floor	12/26/29	3,713	3,648	3,703	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	12/26/29	—	(21)	(3)	(8)(9)(21)(23)
Nutpods Holdings, Inc.	Common Equity - Common Stock	N/A	N/A	125 Shares	125	153	(9)(13)
					3,752	3,853	
Orgain, Inc.							
Butterfly Fighter Co-Invest, L.P.	Common Equity - Membership Interests	N/A	N/A	490,000 Shares	90	1,999	'(13)

See notes to consolidated financial statements.

103

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate (6)	Maturity Date	Par/Shares (2)	Cost (37)	Fair Value (1)(38)	
Patriot Pickle							
Patriot Foods Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	12/24/29	248	243	245	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+600, 1.00% Floor	12/24/29	—	(4)	(5)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	12/24/29	—	(4)	(2)	(8)(9)(21)(23)
					235	238	
Turkey Hill							
IC Holdings LLC	Common Equity - Series A Units	N/A	N/A	169 Shares	169	-	(9)(13)
THLP CO. LLC	First Lien Secured Debt - Term Loan	SOFR+600 Cash plus 2.00% PIK, 1.00% Floor	05/31/25	26,172	26,127	25,911	(9)(31)
	First Lien Secured Debt - Term Loan	SOFR+600 Cash plus 6.00% PIK, 1.00% Floor	05/31/25	1,453	1,449	1,453	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+600 Cash plus 2.00% PIK, 1.00% Floor	05/31/25	1,921	1,915	1,876	(9)(20)(21)(23)(31)
					29,660	29,240	
		Total Beverage, Food & Tobacco			$ 92,470	$ 93,737	
Business Services							
Accelerate Learning							
Eagle Purchaser, Inc.	First Lien Secured Debt - Term Loan	SOFR+675, 1.00% Floor	03/22/30	$ 3,361	$ 3,281	$ 3,344	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+675, 1.00% Floor	03/22/30	469	455	464	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	03/22/29	658	643	648	(9)(23)(31)
					4,379	4,456	
AlpineX							
Alpinex Opco, LLC	First Lien Secured Debt - Term Loan	SOFR+626, 1.00% Floor	12/27/27	17,308	17,069	17,271	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+626, 1.00% Floor	12/27/27	4,374	4,323	4,374	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+626, 1.00% Floor	12/27/27	1,102	1,081	1,103	(9)(21)(23)(31)
					22,473	22,748	
AML Rightsource							
Gabriel Partners, LLC	First Lien Secured Debt - Term Loan	SOFR+640, 1.00% Floor	09/21/26	29,956	29,739	29,503	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+640, 1.00% Floor	09/21/26	1,270	1,260	1,251	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+640, 1.00% Floor	09/21/26	338	332	328	(9)(21)(23)(31)
					31,331	31,082	

See notes to consolidated financial statements.
104

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Atlas Technical Consultants							
GI Apple Midco LLC	First Lien Secured Debt - Term Loan	SOFR+675, 1.00% Floor	04/19/30	7,556	7,465	7,556	(9)(30)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+675, 1.00% Floor	04/19/30	86	67	86	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	04/19/29	214	202	214	(9)(20)(21)(23)(30)
					7,734	7,856	
Avenu							
ACP Avenu Buyer, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	10/02/29	1,238	1,209	1,219	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	10/02/29	2,240	2,158	2,158	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	10/02/29	167	150	156	(9)(21)(23)(31)
					3,517	3,533	
BDO USA							
BDO USA, P.A.	First Lien Secured Debt - Term Loan	SOFR+500, 2.00% Floor	08/31/28	11,850	11,850	11,850	(9)(30)
Best Trash							
Bingo Group Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	07/10/31	7,009	6,926	6,939	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	07/10/31	—	(13)	(21)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	07/10/31	25	15	17	(9)(21)(23)(31)
					6,928	6,935	
Carestream Health							
Carestream Health Holdings, Inc.	Common Equity - Common Stock	N/A	N/A	173,887 Shares	1,426	1,443	(17)(24)
Carestream Health, Inc.	First Lien Secured Debt - Term Loan	SOFR+750, 1.00% Floor	09/30/27	167	151	128	(10)(17)(31)
					1,577	1,571	
Core Roofing							
CRS Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	06/06/30	1,918	1,882	1,889	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	06/06/30	—	(65)	(106)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	06/06/30	—	(17)	(14)	(8)(9)(20)(21)(23)
					1,800	1,769	
CoreTrust							
Coretrust Purchasing Group LLC (HPG Enterprises LLC)	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	10/01/29	5,373	5,323	5,319	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 0.75% Floor	10/01/29	—	(10)	(12)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	10/01/29	—	(6)	(7)	(8)(9)(21)(23)
					5,307	5,300	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate (6)	Maturity Date	Par/Shares (2)	Cost (37)	Fair Value (1)(38)	
Distinct							
Distinct Holdings Inc	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	07/18/29	13,209	12,994	12,996	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	07/18/29	—	(28)	(28)	(8)(9)(21)(23)
					12,966	12,968	
Escalent							
M&M OPCO, LLC	First Lien Secured Debt - Term Loan	SOFR+810, 1.00% Floor	04/07/29	12,226	11,952	11,982	(9)(31)(32)
	First Lien Secured Debt - Revolver	SOFR+810, 1.00% Floor	04/07/29	—	(5)	(5)	(8)(9)(21)(23)
					11,947	11,977	
G&A							
G&A Partners Holding Company II, LLC	First Lien Secured Debt - Term Loan	SOFR+550, 0.75% Floor	03/01/31	3,223	3,165	3,167	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 0.75% Floor	03/01/31	574	514	462	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+550, 0.75% Floor	03/01/30	—	(6)	(6)	(8)(9)(21)(23)
					3,673	3,623	
Go1							
Apiom, Inc.	First Lien Secured Debt - Term Loan	SOFR+745, 2.00% Floor	05/02/28	2,500	2,485	2,513	(9)(17)(30)
Heritage Environmental Services							
Heritage Environmental Services, Inc.	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	01/31/31	1,749	1,745	1,763	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+550, 4.50% Floor	01/31/30	—	(1)	—	(9)(20)(21)(23)
					1,744	1,763	
HMA							
Health Management Associates Superholdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+635, 1.00% Floor	03/30/29	3,897	3,810	3,877	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+635, 1.00% Floor	03/30/29	350	335	347	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+010, 0.00% Floor	03/30/29	135	129	134	(9)(20)(21)(23)(28)
					4,274	4,358	
Ingenovis Health							
Ingenovis Health, Inc. (CCRR Parent Inc)	First Lien Secured Debt - Term Loan	SOFR+425, 0.75% Floor	03/06/28	2,880	2,608	1,711	(10)(31)
	First Lien Secured Debt - Term Loan	SOFR+425, 0.50% Floor	03/06/28	980	887	603	(10)(31)
					3,495	2,314	

See notes to consolidated financial statements.

106

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
IRP							
Precision Refrigeration & Air Conditioning LLC	First Lien Secured Debt - Term Loan	SOFR+690, 1.00% Floor	03/08/28	10,956	10,804	10,683	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+690, 1.00% Floor	03/08/28	4,950	4,880	4,826	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+690, 1.00% Floor	03/08/28	1,932	1,912	1,875	(9)(21)(23)(31)
SMC IR Holdings, LLC	Common Equity - Common Stock	N/A	N/A	153 Shares	179	270	(9)(13)
					17,775	17,654	
Jacent							
Jacent Strategic Merchandising	First Lien Secured Debt - Term Loan	SOFR+510 Cash plus 0.75% PIK, 1.00% Floor	10/23/25	22,207	22,199	22,050	(9)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	10/23/25	1,564	1,559	1,541	(9)(23)(30)
	Common Equity - Common Stock	N/A	N/A	498 Shares	500	151	(9)(13)
JSM Equity Investors, L.P.	Preferred Equity - Class P Partnership Units	N/A	N/A	11 Shares	11	1	(9)(13)
					24,269	23,743	
Jones & Frank							
JF Acquisition, LLC	First Lien Secured Debt - Term Loan	SOFR+560, 1.00% Floor	07/31/26	7,730	7,705	7,721	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+560, 1.00% Floor	07/31/26	5,101	5,082	5,094	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	07/31/26	879	872	877	(9)(23)(31)
					13,659	13,692	
North Highland							
The North Highland Company LLC	First Lien Secured Debt - Term Loan	SOFR+475, 0.75% Floor	12/22/31	3,065	3,034	3,034	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+475, 0.75% Floor	12/22/31		(6)	(6)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+475, 0.75% Floor	12/20/30	161	153	153	(9)(21)(23)(31)
					3,181	3,181	
PSI Services, LLC							
Lifelong Learner Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+790, 1.00% Floor	10/20/25	4,354	4,305	4,344	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+790, 1.00% Floor	10/20/25	927	913	924	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+790, 1.00% Floor	10/20/25	537	536	536	(9)(21)(23)(31)
					5,754	5,804	
SafetyCo							
HEF Safety Ultimate Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	11/19/29	7,425	7,265	7,425	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 1.00% Floor	11/19/29	—	(56)	—	(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	11/17/29	710	679	710	(9)(21)(23)(31)
					7,888	8,135	

See notes to consolidated financial statements.
107

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Schlesinger Group							
Schlesinger Global, LLC	First Lien Secured Debt - Term Loan	SOFR+275 Cash plus 5.85% PIK, 1.00% Floor	07/12/25	11,942	11,957	11,705	(9)(30)
SEER							
GS SEER Group Borrower LLC	First Lien Secured Debt - Term Loan	SOFR+675, 1.00% Floor	04/29/30	3,208	3,128	3,160	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+675, 1.00% Floor	04/29/30	709	676	688	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	04/30/29	—	(8)	(6)	(8)(9)(21)(23)
GS SEER Group Holdings, LLC	Common Equity - Common Stock	N/A	N/A	42 Shares	42	43	(9)(13)
					3,838	3,885	
Smith System							
Smith Topco, Inc.	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	11/06/29	8,783	8,616	8,783	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	11/06/29	—	(21)	—	(9)(21)(23)
					8,595	8,783	
Solera							
Polaris Newco, LLC	First Lien Secured Debt - Term Loan	SOFR+426, 0.50% Floor	06/02/28	6,716	6,733	6,737	(10)(31)
Solera, LLC	Second Lien Secured Debt - Term Loan	SOFR+910, 1.00% Floor	06/04/29	5,686	5,636	5,627	(10)(31)
					12,369	12,364	
Trench Plate							
Trench Plate Rental Co.	First Lien Secured Debt - Term Loan	SOFR+560, 1.00% Floor	12/03/26	17,727	17,581	17,417	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	12/03/26	1,427	1,414	1,395	(9)(20)(21)(23)(31)
Trench Safety Solutions Holdings, LLC	Common Equity - Common Stock	N/A	N/A	331 Shares	50	32	(9)(13)
					19,045	18,844	
US Legal Support							
US Legal Support Investment Holdings, LLC	Common Equity - Series A-1 Units	N/A	N/A	631,972 Shares	632	1,055	(9)(13)
USLS Acquisition, Inc.	First Lien Secured Debt - Term Loan	SOFR+590, 1.00% Floor	06/01/26	28,370	28,225	28,235	(9)(31)(32)
	First Lien Secured Debt - Delayed Draw	SOFR+590, 1.00% Floor	06/01/26	4,428	4,412	4,411	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+590, 1.00% Floor	12/01/27	804	796	798	(9)(20)(23)(31)
					34,065	34,499	
Vixxo							
Vixxo Corporation	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	08/01/30	3,750	3,697	3,694	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	08/01/30	—	(9)	(19)	(8)(9)(21)(23)
					3,688	3,675	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Wilson Language Training							
Owl Acquisition, LLC	First Lien Secured Debt - Term Loan	SOFR+535, 1.00% Floor	02/04/28	9,635	9,515	9,586	(9)(30)
Owl Parent Holdings, LLC	Common Equity - Common Stock	N/A	N/A	100 Shares	100	172	(9)(13)
					9,615	9,758	
			Total Business Services		$ 313,178	$ 312,338	
Chemicals, Plastics & Rubber							
Aspen Aerogels, Inc.							
Aspen Aerogels, Inc.	First Lien Secured Debt - Term Loan	SOFR+450, 4.50% Floor	08/19/29	23,605 $	$ 23,161	$ 23,133	(9)(17)(30)
	First Lien Secured Debt - Revolver	SOFR+460, 2.50% Floor	08/19/29	43	43	43	(9)(17)(21)(23)(30)
					23,204	23,176	
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I LLC)							
Carbonfree Chemicals Holdings LLC (4)	Common Equity - Common Equity / Interest	N/A	N/A	1,246 Shares	56,505	18,933	(13)(16)(24)
FC2 LLC (4)	Common Equity - Common Stock	N/A	N/A	5 Shares	-	-	(24)
	Secured Debt - Promissory Note	6.50%	10/14/27	12,500	12,501	12,459	
					69,006	31,392	
Heubach							
Heubach Holdings USA LLC	First Lien Secured Debt - Term Loan	10.00%	04/30/24	1,631	383	815	(14)(17)(18)
SK Neptune Husky Group Sarl (Luxembourg Investment Company 428 S.a r.l.)	First Lien Secured Debt - Term Loan	7.00%	01/03/29	9,438	—	—	(14)(17)
					383	815	
IPS							
SI Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+585, 1.00% Floor	12/31/27	34,624	34,495	34,552	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	12/31/27	—	(12)	(15)	(8)(9)(21)(23)
					34,483	34,537	
Meristem Crop Performance							
Lunar Buyer, LLC	First Lien Secured Debt - Term Loan	SOFR+550, 0.75% Floor	10/03/30	9,091	8,915	8,909	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 0.75% Floor	10/03/30	—	(65)	(68)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+550, 0.75% Floor	10/03/30	455	376	373	(9)(21)(23)(30)
					9,226	9,214	
W.R. Grace							
W.R. Grace Holdings LLC	First Lien Secured Debt - Corporate Bond	4.88%	06/15/27	2,000	1,943	1,938	(10)
			Total Chemicals, Plastics & Rubber		$ 138,245	$ 101,072	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate (6)	Maturity Date	Par/Shares (2)	Cost (37)	Fair Value (1)(38)	
Construction & Building							
Allstar Holdings							
Athlete Buyer, LLC	First Lien Secured Debt - Term Loan	SOFR+585, 1.00% Floor	04/26/29	$ 1,927	$ 1,890	$ 1,908	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+585, 1.00% Floor	04/26/29	23,681	23,172	23,442	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	04/26/29	3,292	3,211	3,240	(9)(20)(21)(23)(31)
					28,273	28,590	
American Restoration							
American Restoration Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+510, 1.00% Floor	07/24/30	6,463	6,340	6,350	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+510, 1.00% Floor	07/24/30	5,222	5,109	5,105	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+510, 1.00% Floor	07/24/30	389	356	358	(9)(21)(23)(31)
					11,805	11,813	
OmniMax International, LLC							
Omnimax International, LLC	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	12/06/30	15,280	14,977	14,975	(9)(32)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 1.00% Floor	12/06/30	—	(47)	(47)	(8)(9)(23)
					14,930	14,928	
Pave America							
Pave America Interco, LLC (f/k/a Pavement Partners Interco, LLC)	First Lien Secured Debt - Term Loan	SOFR+690, 1.00% Floor	02/07/28	14,310	13,993	14,095	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+690, 1.00% Floor	02/07/28	1,423	1,394	1,402	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+690, 1.00% Floor	02/07/28	1,371	1,321	1,332	(9)(21)(23)(31)
					16,708	16,829	
Pavement Preservation							
Pavement Preservation Acquisition, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	08/09/30	8,999	8,826	8,819	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	08/09/30	2,155	2,114	2,112	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	08/09/30	—	(24)	(26)	(8)(9)(21)(23)
					10,916	10,905	
Renovo							
HomeRenew Buyer, Inc.	First Lien Secured Debt - Term Loan	8.65%	11/23/27	9,073	8,177	4,900	(9)(14)(30)
	First Lien Secured Debt - Term Loan	SOFR+900, 2.50% Floor	03/13/25	1,276	1,241	1,244	(9)(30)
	First Lien Secured Debt - Delayed Draw	8.65%	11/23/27	7,998	7,198	4,319	(9)(14)(30)
	First Lien Secured Debt - Revolver	8.65%	11/23/27	2,161	1,975	1,167	(9)(14)(23)(30)
					18,591	11,630	

See notes to consolidated financial statements.

110

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
RF Fager							
R.F. Fager Company, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	03/04/30	930	911	914	(9)(30)(31)(32)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	03/04/30	—	(17)	(32)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	03/04/30	—	(5)	(4)	(8)(9)(21)(23)
					889	878	
Traffic Management Solutions, LLC							
Traffic Management Solutions, LLC	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	11/26/30	7,379	7,269	7,268	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	11/26/30	—	(45)	(46)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	11/26/30	121	100	100	(9)(21)(23)(31)
					7,324	7,322	
				Total Construction & Building	$ 109,436	$ 102,895	
Consumer Goods - Durable							
Club Champion							
Club Champion LLC	First Lien Secured Debt - Term Loan	SOFR+500, 0.75% Floor	06/14/29	8,152 $	$ 8,039	$ 8,009	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+500, 0.75% Floor	06/14/29	663	638	631	(9)(21)(23)(32)
					8,677	8,640	
KLO Holdings, LLC							
1244311 B.C. Ltd. (4)	Common Equity - Common Stock	N/A	N/A	1,000,032 Shares	1,000	202	(13)(17)(24)(26)
Polywood							
Poly-Wood, LLC	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	03/20/30	2,165	2,120	2,165	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 1.00% Floor	03/20/30	—	(13)	—	(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	03/20/30	—	(8)	—	(9)(21)(23)
					2,099	2,165	
Sorenson Holdings, LLC							
Sorenson Holdings, LLC	First Lien Secured Debt - Term Loan	8.00% PIK	04/01/30	247	197	203	
	First Lien Secured Debt - Term Loan	10.00% PIK	04/01/30	60	54	55	
	Common Equity - Membership Interests	N/A	N/A	279 Shares	108	119	(13)
					359	377	
				Total Consumer Goods – Durable	$ 12,135	$ 11,384	

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Consumer Goods - Non-durable							
3D Protein							
Protein For Pets Opco, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	09/20/30	$ 8,561	$ 8,410	$ 8,411	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	09/20/30	—	(15)	(16)	(8)(9)(21)
					8,395	8,395	
Dan Dee							
Project Comfort Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+710, 1.00% Floor	02/01/26	17,757	17,716	17,653	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	02/01/26	—	(3)	(9)	(8)(9)(21)(23)
	Preferred Equity - Preferred Equity	N/A	N/A	491,405 Shares	493	246	(9)(13)
					18,206	17,890	
Elida Beauty							
PHOENIX YW BUYER, INC.	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	05/31/30	8,137	7,968	7,975	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	05/31/30	—	(23)	(23)	(8)(9)(21)(23)
					7,945	7,952	
Excelligence							
Excelligence Learning Corporation	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	01/18/30	15,418	15,123	15,264	(9)(31)
	First Lien Secured Debt - Revolver	P+475	01/18/30	148	101	123	(9)(20)(21)(23)(28)
					15,224	15,387	
Iconix Brand Group							
IBG Borrower LLC	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	08/22/29	5,953	5,897	5,894	(9)(31)
LashCo							
Lash OpCo, LLC	First Lien Secured Debt - Term Loan	SOFR+275 Cash plus 5.10% PIK, 1.00% Floor	03/18/26	42,662	42,398	41,794	(9)(32)
	First Lien Secured Debt - Delayed Draw	SOFR+275 Cash plus 5.10% PIK, 1.00% Floor	03/18/26	2,302	2,293	2,256	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+275 Cash plus 5.10% PIK, 1.00% Floor	03/18/26	1,673	1,658	1,637	(9)(23)(32)
					46,349	45,687	
Paladone							
Paladone Group Bidco Limited	First Lien Secured Debt - Term Loan	SOFR+560, 1.00% Floor	11/12/27	5,936	5,867	5,913	(9)(17)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+560, 1.00% Floor	11/12/27	930	924	926	(9)(17)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	11/12/27	659	645	653	(9)(17)(21)(23)(28)(31)
	First Lien Secured Debt - Revolver	SON+550, 1.00% Floor	11/12/27	£ 353	469	439	(9)(17)(23)(29)
Paladone Group Holdings Limited	Common Equity - Common Stock	N/A	N/A	94,151 Shares	92	121	(9)(13)(17)
					7,997	8,052	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
RoC Skincare							
RoC Holdco LLC	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	02/21/31	12,709	12,480	12,486	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	02/21/30	—	(38)	(38)	(8)(9)(21)(23)
					12,442	12,448	
Sequential Brands Group, Inc.							
Gainline Galaxy Holdings LLC	Common Equity - Common Stock	N/A	N/A	10,854 Shares	2,041	106	(16)(17)
Galaxy Universal LLC	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	11/12/26	1,241	1,229	1,237	(17)(31)
Swisstech IP CO, LLC	First Lien Secured Debt - Term Loan	6.00% PIK	05/28/25	201	154	201	(17)
					3,424	1,544	
Suave							
Silk Holdings I Corp.	Common Equity - Common Stock	N/A	N/A	100 Shares	100	215	(9)(13)
Silk Holdings III Corp.	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	05/01/29	29,652	29,046	29,355	(9)(31)
					29,146	29,570	
Tailored Brands							
The Men's Wearhouse, LLC	First Lien Secured Debt - Term Loan	SOFR+650, 0.00% Floor	02/26/29	1,270	1,268	1,271	(10)(31)
		Total Consumer Goods – Non-durable			$ 156,293	$ 154,090	
Consumer Services							
Clarus Commerce							
Marlin DTC-LS Midco 2, LLC	First Lien Secured Debt - Term Loan	SOFR+660, 1.00% Floor	07/01/25	$ 21,078	$ 21,012	$ 21,075	(31)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	07/01/25	—	(2)	—	(21)(23)
					21,010	21,075	
Gateway Services							
Gateway US Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+475, 0.75% Floor	09/22/28	10,225	10,184	10,172	(9)(31)
	First Lien Secured Debt - Term Loan	SOFR+475, 0.75% Floor	09/22/26	2,349	2,340	2,337	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+475, 0.75% Floor	09/22/26	533	532	531	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+475, 0.75% Floor	11/14/26	—	(9)	(5)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+650, 0.75% Floor	09/22/26	—	(1)	(2)	(8)(9)(21)(23)
					13,046	13,033	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Go Car Wash							
Go Car Wash Management Corp.	First Lien Secured Debt - Term Loan	SOFR+585, 1.00% Floor	12/31/26	1,600	1,588	1,557	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+585, 1.00% Floor	12/31/26	9,318	9,243	9,080	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	12/31/26		—	(11)	(8)(9)(21)(23)
					10,831	10,626	
Legacy.com							
Lotus Topco Inc.	First Lien Secured Debt - Term Loan	SOFR+475, 1.00% Floor	06/07/30	2,926	2,886	2,883	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+475, 1.00% Floor	06/07/30	—	(10)	(22)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+475, 1.00% Floor	06/07/30	—	(8)	(9)	(8)(9)(21)(23)
					2,868	2,852	
Regis							
Regis Corporation	First Lien Secured Debt - Term Loan	SOFR+450, 2.50% Floor	06/24/29	6,942	6,814	6,802	(9)(30)(31)
	First Lien Secured Debt - Revolver	SOFR+450, 2.50% Floor	06/24/29	721	646	638	(9)(20)(21)(23)(31)
					7,460	7,440	
SEV							
SEV Intermediate Holdco, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	06/21/30	8,292	8,148	8,147	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	06/21/30	633	605	604	(9)(21)(23)(31)(32)
					8,753	8,751	
Team Car Wash							
TCW Midco LLC	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	10/22/29	5,000	4,952	4,950	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 1.00% Floor	10/22/29	—	(40)	(42)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	10/22/29	—	(8)	(8)	(8)(9)(21)(23)
					4,904	4,900	
The Club Company							
Eldrickco Limited	First Lien Secured Debt - Term Loan	SON+578, 0.50% Floor	11/26/26	£ 9,057	11,696	11,038	(9)(17)(29)
	First Lien Secured Debt - Delayed Draw	SON+578, 0.50% Floor	11/26/26	£ 8,497	10,516	10,275	(9)(17)(21)(23)(29)
	First Lien Secured Debt - Revolver	SON+578, 0.50% Floor	11/26/26	£ 356	416	433	(9)(17)(23)(29)
	First Lien Secured Debt - Revolver	SON+553, 0.50% Floor	05/26/26	£ —	(1)	(11)	(8)(9)(17)(21)(23)
					22,627	21,735	

See notes to consolidated financial statements.

114

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
The Weather Company							
Zephyr Buyer, L.P.	First Lien Secured Debt - Term Loan	SOFR+650, 1.00% Floor	01/31/30	30,816	30,134	30,272	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	01/31/30	—	(84)	(69)	(8)(9)(21)(23)
					30,050	30,203	
Village Pet Care							
Village Pet Care, LLC	First Lien Secured Debt - Term Loan	SOFR+650, 1.00% Floor	09/22/29	1,500	1,475	1,485	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+650, 1.00% Floor	09/22/29	750	708	700	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	P+550	09/22/29	800	784	790	(9)(21)(23)(28)
					2,967	2,975	
Walters Wedding Estates							
WH BorrowerCo, LLC	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	08/01/30	14,348	14,140	14,129	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	08/01/30		(114)	(122)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	08/01/30	1,223	1,188	1,185	(9)(21)(23)(31)
					15,214	15,192	
				Total Consumer Services	$ 139,730	$ 138,782	
Containers, Packaging & Glass							
Truvant							
NPPI Buyer, LLC	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	08/20/29 $	22,050	$ 21,737	$ 21,719	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	08/20/29	—	(33)	(71)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	08/20/29	—	(44)	(47)	(8)(9)(21)(23)
			Total Containers, Packaging & Glass		$ 21,660	$ 21,601	
Diversified Investment Vehicles, Banking, Finance, Real Estate							
Basswood Park CLO Ltd							
Basswood Park CLO Ltd 2021-1	Asset Backed Security - CLO Debt		04/20/34 $	2,000	$ 2,011	$ 2,003	(10)(17)
Celink							
Compu-Link Corporation (dba Celink)	First Lien Secured Debt - Term Loan	SOFR+610, 1.00% Floor	11/30/29	18,076	17,695	17,819	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+610, 1.00% Floor	11/30/29	—	(5)	(41)	(8)(9)(21)(23)
Peer Advisors, LLC	First Lien Secured Debt - Term Loan	SOFR+610, 1.00% Floor	11/30/29	4,347	4,340	4,285	(9)(30)
					22,030	22,063	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Churchill Middle Market CLO Lt							
Churchill Middle Market CLO Ltd 2021-1	Asset Backed Security - CLO Debt		10/24/33	4,000	4,000	4,002	(10)(17)
Definiti LLC							
Greylock Holdings LLC	Common Equity - Common Stock	N/A	N/A	100,000 Shares	100	96	(9)(13)
RHI Acquisition LLC	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	03/16/29	5,985	5,843	5,864	(9)(32)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 1.00% Floor	03/16/29	1,302	1,259	1,240	(9)(21)(23)(32)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	03/16/29	—	(14)	(13)	(8)(9)(21)(23)
					7,188	7,187	
Fortress Credit BSL Limited							
Fortress Credit BSL Limited 2021-3	Asset Backed Security - CLO Debt		07/20/34	3,000	3,001	3,005	(10)(17)
Fortress Credit Opportunities							
Fortress Credit Opportunities CLO LLC 2024-25	Asset Backed Security - CLO Debt		01/15/37	4,000	4,000	4,000	(10)(17)
Generator Buyer, Inc.							
Generator Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	07/22/30	C$ 16,086	12,536	12,188	(9)(17)(31)(33)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 0.75% Floor	07/22/30	C$ 416	286	259	(9)(17)(21)(23)(33)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	07/22/30	C$ —	(21)	(15)	(8)(9)(17)(20)(21)(23)
					12,801	12,432	
Golden Bear							
Golden Bear 2016-R, LLC (4)	Structured Products and Other - Membership Interests	N/A	09/20/42	N/A	15,451	9,736	(3)(17)
Golub Capital Partners CLO, LT							
Golub Capital Partners CLO, LTD 2021-55	Asset Backed Security - CLO Debt		07/20/34	2,000	2,016	2,013	(10)(17)
Insight XI Aggregator, L.P.							
Insight XI Aggregator, L.P.	First Lien Secured Debt - Term Loan	SOFR+325, 0.00% Floor	08/28/25	3,041	3,041	3,041	(9)(17)(31)
Lending Point							
LendingPoint 2018-1 Funding Trust	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	12/31/27	36,294	35,918	36,109	(9)(31)
LendingPoint LLC	First Lien Secured Debt - Term Loan	0.00%	12/30/26	2,197	2,197	2,192	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+300, 1.00% Floor	12/31/27	6,971	6,971	6,945	(9)(21)(23)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	12/31/27	—	—	(8)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+300, 1.00% Floor	12/31/27	—	—	(21)	(8)(9)(21)(23)
					45,086	45,217	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Nexity							
Evoriel	First Lien Secured Debt - Term Loan	EURIBOR+525, 0.00% Floor	04/02/31	€ 2,283	2,438	2,335	(9)(17)(34)
	First Lien Secured Debt - Delayed Draw	EURIBOR+525, 0.00% Floor	04/02/31	€ 391	402	390	(9)(17)(21)(23)(34)
					2,840	2,725	
Origami Opportunities Fund III							
Origami Opportunities Fund III, L.P.	First Lien Secured Debt - Term Loan	SOFR+625, 2.00% Floor	10/25/27	6,667	6,572	6,567	(9)(17)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+625, 2.00% Floor	10/25/27	—	(47)	(50)	(8)(9)(17)(21)(23)
					6,525	6,517	
PMA							
PMA Parent Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	01/31/31	14,013	13,869	13,865	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+550, 0.75% Floor	01/31/31	—	(10)	(10)	(8)(9)(21)(23)
					13,859	13,855	
Purchasing Power, LLC							
Purchasing Power Funding I, LLC	First Lien Secured Debt - Revolver	SOFR+710, 0.00% Floor	02/26/27	2,825	2,825	2,825	(9)(21)(23)(30)
Redfin							
Redfin Corporation	First Lien Secured Debt - Term Loan	SOFR+575, 1.50% Floor	10/20/28	3,456	3,385	3,378	(9)(17)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 1.50% Floor	10/20/28	3,474	3,402	3,396	(9)(17)(31)
					6,787	6,774	
Renew Financial LLC (f/k/a Renewable Funding, LLC)							
AIC SPV Holdings II, LLC	Preferred Equity - Preferred Stock	N/A	N/A	142 Shares	534	193	(15)(17)
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Common Equity - Common Stock	N/A	N/A	1,368,286 Shares	16,813	69	(13)(17)
Renew JV LLC	Common Equity - Membership Interests	N/A	N/A	233,308 Shares	233	400	(13)(17)
					17,580	662	
Spectrum Automotive							
Shelby 2021 Holdings Corp.	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	06/29/28	14,109	13,985	14,039	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 0.75% Floor	06/29/28	412	357	393	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+575, 0.75% Floor	06/29/27	—	(3)	(2)	(8)(9)(21)(23)
					14,339	14,430	
Stretto							
Stretto, Inc.	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	10/13/28	11,194	11,143	11,138	(9)(31)
US Auto							
Auto Pool 2023 Trust (Del. Stat. Trust) (4)	Structured Products and Other - Membership Interests	N/A	02/28/29	N/A	23,192	16,366	(9)(25)
		Total Diversified Investment Vehicles, Banking, Finance, Real Estate			$ 219,715	$ 189,991	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Energy - Electricity							
Solarplicity Group Limited (f/k/a AMP Solar UK)							
Solarplicity UK Holdings Limited	First Lien Secured Debt - Term Loan	4.00%	03/08/23	£ 5,562	$ 7,231	$ 1,997	(11)(14)(17)
	Preferred Equity - Preferred Stock	N/A	N/A	4,286 Shares	5,623	—	(13)(17)(26)
	Common Equity - Ordinary Shares	N/A	N/A	2,825 Shares	4	—	(13)(17)(26)
			Total Energy – Electricity		$ 12,858	$ 1,997	
Environmental Industries							
Liberty Tire Recycling							
LTR Intermediate Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+450, 1.00% Floor	05/05/28	$ 2,067	$ 2,030	$ 2,036	(10)(30)
			Total Environmental Industries		$ 2,030	$ 2,036	
Healthcare & Pharmaceuticals							
Akoya							
Akoya Biosciences, Inc.	First Lien Secured Debt - Term Loan	SOFR+691, 2.50% Floor	11/01/27	$ 13,125	$ 13,142	$ 13,093	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+691, 2.50% Floor	11/01/27	9,375	9,357	9,353	(9)(30)
					22,499	22,446	
Alcami							
Alcami Corporation	First Lien Secured Debt - Term Loan	SOFR+710, 1.00% Floor	12/21/28	8,055	7,853	7,874	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+710, 1.00% Floor	12/21/28	593	578	579	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	12/21/28	82	56	58	(9)(21)(23)(30)
					8,487	8,511	
Alcresta Therapeutics Inc.							
Alcresta Holdings, LP	Preferred Equity - Preferred Equity	N/A	N/A	116 Shares	116	124	(9)(24)
	Common Equity - Common Stock	N/A	N/A	1,176 Shares	1	28	(9)(24)
Alcresta Therapeutics Inc.	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	03/12/30	2,276	2,236	2,242	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+575, 1.00% Floor	03/12/30	—	(123)	(106)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	03/31/29	—	(7)	(7)	(8)(9)(21)(23)
					2,223	2,281	
All Star							
All Star Recruiting Locums, LLC	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	05/01/30	6,922	6,793	6,887	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 1.00% Floor	05/01/30	—	(15)	(9)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	05/01/30	217	194	211	(9)(21)(23)(31)
					6,972	7,089	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Allied Benefit Systems							
Allied Benefit Systems Intermediate LLC	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	10/31/30	5,873	5,873	5,873	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 0.75% Floor	10/31/30	1,077	1,069	1,077	(9)(30)
					6,942	6,950	
August Bio							
August Bioservices, LLC	First Lien Secured Debt - Term Loan	SOFR+595, 2.00% Floor	06/01/29	12,000	11,945	11,850	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+595, 2.00% Floor	06/01/29	3,000	2,987	2,963	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+400, 2.00% Floor	06/01/29	—	(2)	(7)	(8)(9)(21)(23)
					14,930	14,806	
Azurity Pharmaceuticals							
Azurity Pharmaceuticals, Inc.	First Lien Secured Debt - Term Loan	SOFR+662, 0.75% Floor	09/20/27	4,765	4,729	4,670	(10)(30)
Bausch Health							
Bausch Health Companies Inc. (f/k/a Valeant Pharmaceuticals International, Inc.)	First Lien Secured Debt - Term Loan	SOFR+525, 0.50% Floor	02/01/27	7,200	6,747	7,047	(10)(17)(30)
	First Lien Secured Debt - Corporate Bond	5.50%	11/01/25	1,088	1,048	1,061	(10)(17)
					7,795	8,108	
Cato Research							
LS Clinical Services Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+751, 1.00% Floor	12/16/27	14,782	14,612	14,227	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+751, 1.00% Floor	06/16/27	1,609	1,585	1,544	(9)(21)(23)(31)
					16,197	15,771	
Celerion							
Celerion Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+500, 0.75% Floor	11/05/29	11,117	10,908	11,006	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 0.75% Floor	11/05/29	—	(27)	(13)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+550, 0.75% Floor	11/03/28	—	(12)	(6)	(8)(9)(21)(23)
					10,869	10,987	
Cerus							
Cerus Corporation	First Lien Secured Debt - Term Loan	SOFR+660, 1.80% Floor	03/01/28	12,000	11,978	12,000	(9)(17)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+660, 1.80% Floor	03/01/28	4,500	4,492	4,500	(9)(17)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+660, 1.00% Floor	03/01/28	3,000	2,980	3,000	(9)(17)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+385, 1.00% Floor	03/01/28	415	414	415	(9)(17)(21)(23)(30)
					19,864	19,915	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate (6)	Maturity Date	Par/Shares (2)	Cost (37)	Fair Value (1)(38)	
CNSI							
Acentra Holdings, LLC (fka CNSI Holdings, LLC)	First Lien Secured Debt - Term Loan	SOFR+550, 0.50% Floor	12/17/29	17,640	17,167	17,462	(9)(31)
	First Lien Secured Debt - Term Loan	SOFR+575, 0.50% Floor	12/17/28	3,960	3,912	3,940	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+550, 0.50% Floor	12/17/29	213	163	193	(9)(21)(23)(31)
					21,242	21,595	
Compass Health							
Roscoe Medical, Inc	First Lien Secured Debt - Term Loan	SOFR+636, 1.00% Floor	03/31/25	7,391	7,309	7,354	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+011, 0.00% Floor	03/31/25	492	482	488	(9)(21)(23)(28)
					7,791	7,842	
EmpiRx							
EmpiRx Health LLC	First Lien Secured Debt - Term Loan	SOFR+510, 1.00% Floor	08/05/27	8,818	8,721	8,818	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+510, 1.00% Floor	08/05/27	—	(8)	-	(9)(20)(21)(23)
					8,713	8,818	
ExactCare							
ExactCare Parent, Inc.	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	11/05/29	17,898	17,468	17,808	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	11/05/29	—	(44)	(10)	(8)(9)(21)(23)
					17,424	17,798	
Gainwell							
Gainwell Acquisition Corp. (Milano Acquisition Corp)	First Lien Secured Debt - Term Loan	SOFR+400, 0.75% Floor	10/01/27	16,778	15,875	16,293	(10)(31)
Health & Safety Institute							
HSI Halo Holdings, LLC	Common Equity - Common Stock	N/A	N/A	104 Shares	16	21	(9)
HSI HALO Acquisition, Inc.	Common Equity - Common Stock	N/A	N/A	500 Shares	31	2,026	(9)(13)
					47	2,047	
KureSmart							
Clearway Corporation (f/k/a NP/Clearway Holdings, Inc.)	Common Equity - Common Stock	N/A	N/A	133 Shares	133	305	(9)(13)
Kure Pain Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+610, 1.00% Floor	08/27/27	21,047	21,006	21,047	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+510, 1.00% Floor	08/27/27	—	(6)	-	(9)(21)(23)
					21,133	21,352	
LucidHealth							
Premier Imaging, LLC	First Lien Secured Debt - Term Loan	SOFR+426 Cash plus 2.00% PIK, 1.00% Floor	03/31/26	7,057	7,025	5,716	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+426 Cash plus 2.00% PIK, 1.00% Floor	03/31/26	1,911	1,837	1,548	(9)(31)
					8,862	7,264	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate (6)	Maturity Date	Par/Shares (2)	Cost (37)	Fair Value (1)(38)	
Mannkind Corporation							
Mannkind Corporation	Common Equity - Common Stock	N/A	N/A	34,226 Shares	-	220	(9)(10)(13)(17)
Maxor National Pharmacy Services, LLC							
Maxor Acquisition, Inc.	First Lien Secured Debt - Term Loan	SOFR+610, 1.00% Floor	03/01/29	10,000	9,900	9,900	(9)(13)
Maxor National Pharmacy Services, LLC	First Lien Secured Debt - Term Loan	SOFR+610, 1.00% Floor	03/01/29	13,185	12,882	13,053	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+700, 1.00% Floor	03/01/29	—	(32)	(15)	(8)(9)(21)(23)
Maxor Topco, L.P.	Preferred Equity - Preferred Equity	N/A	N/A	50,000 Shares	50	75	(9)(13)
					22,800	23,013	
Medical Guardian							
Medical Guardian, LLC	First Lien Secured Debt - Term Loan	SOFR+585, 1.00% Floor	04/26/28	31,062	30,844	30,902	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+585, 1.00% Floor	04/26/28	4,738	4,690	4,714	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	04/26/28	—	(24)	(19)	(8)(9)(21)(23)
					35,510	35,597	
Midwest Vision							
Midwest Vision Partners Management, LLC	First Lien Secured Debt - Term Loan	SOFR+450 Cash plus 2.00% PIK, 1.00% Floor	01/12/27	20,776	20,548	20,517	(9)(31)
	First Lien Secured Debt - Term Loan	SOFR+650 PIK, 1.00% Floor	01/12/27	1,127	1,115	899	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	01/12/27	612	606	595	(9)(23)(31)
					22,269	22,011	
Omega Healthcare							
OMH-Healthedge Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	10/08/29	9,850	9,804	9,850	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	10/08/29	—	(5)	—	(9)(21)(23)
					9,799	9,850	
Ora LLC							
Orion Buyer, LLC	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	07/18/30	6,901	6,771	6,763	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	07/18/30		(15)	(34)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	P+400	07/18/30	280	254	252	(9)(21)(23)(28)
TVG Orion Blocker, Inc.	Common Equity - Common Stock	N/A	N/A	2 Shares	110	103	(9)(24)
	Unsecured Debt - Promissory Note	11.34%	07/18/30	21	21	21	(9)
					7,141	7,105	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Partner Therapeutics, Inc							
Partner Therapeutics, Inc	Preferred Equity - Preferred Equity	N/A	N/A	55,556 Shares	333	333	(9)(13)
	Warrants - Warrants			73,333 Shares	389	136	(9)(13)
					722	469	
PHS							
PHS Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+410 Cash plus 1.00% PIK, 1.00% Floor	01/31/27	25,785	25,598	21,853	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+410 Cash plus 1.00% PIK, 1.00% Floor	01/31/27	1,441	1,417	1,136	(9)(21)(23)(31)
					27,015	22,989	
Rarebreed							
Rarebreed Veterinary Partners, Inc.	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	04/18/30	4,237	4,160	4,152	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	04/18/30	6,457	6,286	6,088	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	04/18/30	—	(17)	(19)	(8)(9)(21)(23)
					10,429	10,221	
RHA Health Services							
Pace Health Companies, LLC	First Lien Secured Debt - Term Loan	SOFR+565, 1.00% Floor	08/02/25	1,389	1,381	1,384	(9)(31)
	First Lien Secured Debt - Term Loan	SOFR+540, 1.00% Floor	08/02/25	464	463	461	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+540, 1.00% Floor	08/02/25	3,231	3,221	3,209	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+565, 1.00% Floor	08/02/25	195	190	191	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+540, 1.00% Floor	08/02/25	—	(30)	(3)	(8)(9)(20)(21)(23)
					5,225	5,242	
Rigel Pharmaceuticals							
Rigel Pharmaceuticals, Inc.	First Lien Secured Debt - Term Loan	SOFR+661, 1.50% Floor	09/01/27	3,000	3,019	3,000	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+661, 1.50% Floor	09/01/27	15,000	14,981	15,000	(9)(30)
					18,000	18,000	
Sterling Pharma							
Saffron Bidco Ltd	First Lien Secured Debt - Term Loan	SOFR+575, 0.75% Floor	09/11/31	13,467	13,216	13,201	(9)(17)(30)(35)
	First Lien Secured Debt - Delayed Draw	SON+575, 0.75% Floor	09/11/31	£ —	(79)	(154)	(8)(9)(17)(21)(23)
					13,137	13,047	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Team Select							
TS Investors, LLC	First Lien Secured Debt - Term Loan	SOFR+560, 1.00% Floor	05/04/29	9,526	9,372	9,407	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+560, 1.00% Floor	05/04/29	110	92	76	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	05/04/29	—	(4)	(2)	(8)(9)(21)(23)
					9,460	9,481	
TELA Bio, Inc.							
TELA Bio, Inc.	First Lien Secured Debt - Term Loan	SOFR+635, 1.00% Floor	05/01/27	13,333	13,296	13,333	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+635, 1.00% Floor	05/01/27	—	(1)	-	(9)(23)
					13,295	13,333	
TersSera							
TerSera Therapeutics LLC	First Lien Secured Debt - Term Loan	SOFR+575, 1.00% Floor	04/04/29	16,750	16,373	16,750	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	04/04/29	—	(24)	—	(9)(21)(23)
					16,349	16,750	
Treace							
Treace Medical Concepts, Inc.	First Lien Secured Debt - Term Loan	SOFR+610, 1.00% Floor	04/01/27	14,583	14,543	14,438	(9)(17)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+610, 1.00% Floor	04/01/27		(3)	(87)	(8)(9)(17)(23)
	First Lien Secured Debt - Revolver	SOFR+410, 1.00% Floor	04/01/27	400	393	370	(9)(17)(21)(23)(27)(30)
					14,933	14,721	
Trillium							
AHP Timberwolf Bidco Corp.	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	08/06/31	8,125	7,969	7,963	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	08/06/31	—	(35)	(37)	(8)(9)(21)(23)
					7,934	7,926	
Unchained Labs							
Unchained Labs, LLC	First Lien Secured Debt - Term Loan	SOFR+555, 1.00% Floor	08/09/27	1,868	1,850	1,854	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+555, 1.00% Floor	08/09/27	2,212	2,200	2,195	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+555, 1.00% Floor	08/09/27	—	(6)	(5)	(8)(9)(21)(23)
					4,044	4,044	
WellDyneRx, LLC							
WelldyneRX, LLC	First Lien Secured Debt - Term Loan	SOFR+685, 0.75% Floor	03/09/27	17,580	17,387	17,228	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+685, 0.75% Floor	03/09/26	—	(12)	(24)	(8)(9)(21)(23)
					17,375	17,204	
		Total Healthcare & Pharmaceuticals			$ 478,031	$ 475,766	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [(6)]	Maturity Date	Par/Shares [(2)]	Cost [(37)]	Fair Value [(1)(38)]	
High Tech Industries							
Acronis AG							
ACRONIS AG	First Lien Secured Debt - Term Loan	SOFR+595 Cash plus 1.00% PIK, 1.00% Floor	04/01/27	$ 27,213	$ 27,096	$ 27,211	(9)(17)(30)
AGDATA							
AGDATA Midco, LLC	First Lien Secured Debt - Term Loan	SOFR+475, 0.75% Floor	07/01/30	2,653	2,615	2,613	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+475, 0.75% Floor	07/01/30	—	(12)	(27)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+475, 0.75% Floor	07/01/30	—	(7)	(8)	(8)(9)(21)(23)
					2,596	2,578	
Align							
RMCF V CIV L, L.P.	Common Equity - Common Stock	N/A	N/A	241 Shares	500	508	(13)(24)
American Megatrends							
AMI Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	10/17/31	13,095	12,903	12,899	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	10/17/31	463	435	435	(9)(21)(23)(32)
					13,338	13,334	
Anaplan							
Anaplan, Inc.	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	06/21/29	11,301	11,301	11,273	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+575, 0.75% Floor	06/21/28	—	-	(2)	(8)(9)(21)(23)
					11,301	11,271	
Avalara							
Avalara, Inc.	First Lien Secured Debt - Term Loan	SOFR+625, 0.75% Floor	10/19/28	9,091	9,153	9,091	(31)
	First Lien Secured Debt - Revolver	SOFR+625, 0.75% Floor	10/19/28	—	—	—	(21)(23)
					9,153	9,091	
BarTender							
Sigma Buyer LLC	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	01/04/28	13,584	13,339	13,414	(9)(32)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 0.75% Floor	01/04/28	7,273	7,135	7,182	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	01/04/28	700	672	681	(9)(21)(23)(32)
					21,146	21,277	
Beeline							
IQN Holding Corp.	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	05/02/29	4,007	4,007	4,007	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	05/02/28	126	126	126	(9)(21)(23)(31)
					4,133	4,133	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Biamp							
Biamp	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	04/30/30	873	857	850	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	04/30/30	—	(2)	(3)	(8)(9)(21)(23)
					855	847	
BusPatrol							
BusPatrol Holdco	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	08/02/29	8,333	8,254	8,249	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+600, 1.00% Floor	08/02/29	—	(31)	(33)	(8)(9)(23)
	First Lien Secured Debt - Revolver	SOFR+400, 1.00% Floor	08/02/29	300	286	285	(9)(21)(23)(30)
					8,509	8,501	
Calero Holdings, Inc.							
Telesoft Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+585, 1.00% Floor	12/16/26	21,648	21,536	21,507	(30)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	12/16/26	568	557	553	(21)(23)(30)
					22,093	22,060	
Carbon6							
Carbon6 Technologies, Inc.	Preferred Equity - Preferred Equity	N/A	N/A	280,899 Shares	250	250	(9)(13)
ChyronHego Corporation							
ChyronHego Corporation (5)	Preferred Equity - Preferred Equity	N/A	N/A	7,800 Shares	6,000	19,456	(13)(24)
ChyronHego US Holding Corporation (5)	First Lien Secured Debt - Term Loan	SOFR+350, 1.75% Floor	06/30/26	106,406	106,196	106,406	(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.75% Floor	06/30/26	15,500	15,483	15,500	(20)(21)(23)(31)
	First Lien Secured Debt - Revolver	3.50%	11/14/25	€ —	—	—	(23)
					127,679	141,362	
Dairy.com							
Momentx Corporation	First Lien Secured Debt - Term Loan	SOFR+585, 1.00% Floor	06/24/27	14,892	14,754	14,594	(9)(31)
	First Lien Secured Debt - Term Loan	SOFR+635, 1.00% Floor	06/24/27	1,343	1,325	1,330	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	06/24/27	1,257	1,245	1,232	(9)(23)(31)
					17,324	17,156	
DigiCert							
Dcert Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+400, 0.00% Floor	10/16/26	8,591	8,259	8,275	(10)(30)
	Second Lien Secured Debt - Term Loan	SOFR+700, 0.00% Floor	02/19/29	7,860	7,057	6,406	(10)(30)
					15,316	14,681	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Digital.ai							
Digital.ai Software Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	08/10/28	22,931	22,588	22,475	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	08/10/28	242	206	194	(9)(21)(23)(31)
					22,794	22,669	
ELECTRONICS FOR IMAGING							
Electronics for Imaging, Inc.	First Lien Secured Debt - Term Loan	SOFR+500, 0.00% Floor	07/23/28	2,861	2,451	2,335	(10)(31)
G2CI							
Evergreen IX Borrower 2023, LLC	First Lien Secured Debt - Term Loan	SOFR+475, 0.75% Floor	09/30/30	7,133	7,133	7,062	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+475, 0.75% Floor	10/01/29	—	—	(8)	(8)(9)(21)(23)
					7,133	7,054	
GrayMatter Systems							
Genius Bidco LLC	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	05/01/30	1,334	1,309	1,310	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	05/01/30		(44)	(87)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	05/01/30		(21)	(20)	(8)(9)(20)(21)(23)
	Common Equity - Common Stock	N/A	N/A	773 Shares	77	68	(9)(24)
					1,321	1,271	
Gtreasury							
G Treasury SS LLC	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	06/29/29	250	246	246	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 1.00% Floor	06/29/29	591	576	582	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 1.00% Floor	12/31/25	—	(20)	(21)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	06/29/29	—	(4)	(4)	(8)(9)(21)(23)
					798	803	
Inovalon							
Inovalon Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+625, 0.75% Floor	11/24/28	6,704	6,597	6,318	(31)
	First Lien Secured Debt - Delayed Draw	SOFR+350, 0.75% Floor	11/24/28	509	504	484	(31)
	Second Lien Secured Debt - Term Loan	SOFR+1050, 0.75% Floor	11/25/33	153	146	132	(31)
					7,247	6,934	
Litify							
Litify Holdings Inc.	Common Equity - Common Stock	N/A	N/A	217,892 Shares	107	447	(9)(13)
Litify LLC	First Lien Secured Debt - Term Loan	SOFR+660, 1.00% Floor	02/02/29	29,167	28,494	28,657	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	02/02/29	—	(17)	(15)	(8)(9)(21)(23)
					28,584	29,089	

See notes to consolidated financial statements.

126

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Lookout							
Lookout, Inc.	First Lien Secured Debt - Term Loan	SOFR+625, 3.00% Floor	06/01/29	5,000	4,977	5,000	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+625, 3.00% Floor	06/01/29	5,000	4,978	5,000	(9)(30)
					9,955	10,000	
Modern Campus							
Destiny Solutions U.S., Inc.	First Lien Secured Debt - Term Loan	SOFR+560, 1.00% Floor	06/08/26	13,100	12,996	13,100	(19)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+560, 1.00% Floor	06/08/26	12,026	11,913	12,026	(19)(30)
RMCF IV CIV XXXV, L.P.	Common Equity - Common Stock	N/A	N/A	482 Shares	1,000	1,868	(13)
					25,909	26,994	
MYCOM							
Magnate Holding Corp.	First Lien Secured Debt - Term Loan	SOFR+615, 0.50% Floor	02/28/25	18,748	18,755	18,337	(9)(17)(31)
Naviga							
Colonnade Parent Inc (fka Naviga Inc.)	First Lien Secured Debt - Term Loan	7.10%	04/27/24	11,200	11,176	8,848	(9)(14)(18)(31)
	First Lien Secured Debt - Delayed Draw	7.10%	04/27/24	1,926	1,909	1,522	(9)(14)(18)(31)
	First Lien Secured Debt - Revolver	7.10%	04/27/24	500	500	395	(9)(14)(18)(23)(28)(31)
					13,585	10,765	
New Era Technology, Inc.							
New Era Technology, Inc.	First Lien Secured Debt - Term Loan	SOFR+640, 1.00% Floor	10/31/26	13,773	13,686	13,463	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+640, 1.00% Floor	10/31/26	17,811	17,663	17,410	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+640, 1.00% Floor	10/30/26	1,732	1,720	1,693	(9)(23)(31)
					33,069	32,566	
New Relic							
Crewline Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+675, 1.00% Floor	11/08/30	5,623	5,573	5,623	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	11/08/30	—	—	—	(9)(21)(23)
					5,573	5,623	
Omada							
Omada Health, Inc.	First Lien Secured Debt - Term Loan	SOFR+710, 2.50% Floor	06/01/28	1,450	1,439	1,450	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+710, 2.50% Floor	06/01/28	—	(10)	—	(9)(23)
	First Lien Secured Debt - Revolver	SOFR+410, 2.50% Floor	06/01/28	5	4	5	(9)(21)(23)(30)
					1,433	1,455	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Pro Vigil							
Pro-Vigil Holding Company, LLC	First Lien Secured Debt - Term Loan	SOFR+860, 1.00% Floor	01/11/26	7,700	7,643	7,570	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+860, 1.00% Floor	01/11/26	18,791	18,601	18,419	(9)(21)(23)(31)
					26,244	25,989	
Riverbed Technology, Inc.							
Riverbed Technology, Inc.	First Lien Secured Debt - Revolver	6.00%	04/03/28	—	(5)	(6)	(8)(14)(21)(23)
Simeio							
Simeio Group Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+310 Cash plus 4.00% PIK, 1.00% Floor	02/02/26	8,128	8,105	7,539	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+310 Cash plus 4.00% PIK, 1.00% Floor	02/02/26	884	881	820	(9)(23)(30)
					8,986	8,359	
Team LINX, LLC							
TeamLINX Buyer, LLC	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	12/18/30	8,571	8,444	8,443	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	12/18/30	—	(21)	(21)	(8)(9)(21)(23)
					8,423	8,422	
Texada							
Texada Software LLC	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	04/30/30	6,923	6,794	6,802	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 1.00% Floor	04/30/30	—	(18)	(36)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	04/30/30	—	(18)	(18)	(8)(9)(21)(23)
					6,758	6,748	
Uniguest							
Uniguest Holdings, Inc	First Lien Secured Debt - Term Loan	SOFR+500, 1.00% Floor	11/27/30	19,841	19,547	19,544	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 1.00% Floor	11/27/30	—	(28)	(30)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+500, 1.00% Floor	11/27/30	—	(18)	(18)	(8)(9)(21)(23)
					19,501	19,496	
Uplight							
Uplight, Inc.	First Lien Secured Debt - Term Loan	SOFR+610, 4.00% Floor	06/01/29	10,000	9,908	9,900	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+610, 4.00% Floor	06/01/29	—	-	(100)	(8)(9)(23)
	First Lien Secured Debt - Revolver	SOFR+360, 4.00% Floor	06/01/29	120	120	110	(9)(21)(23)(30)
					10,028	9,910	

See notes to consolidated financial statements.
128

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
VikingCloud							
Bullcave Limited	First Lien Secured Debt - Term Loan	SOFR+500, 0.75% Floor	08/06/30	29,400	28,981	28,959	(9)(31)
Sysnet North America, Inc.	First Lien Secured Debt - Revolver	SOFR+500, 0.75% Floor	08/06/30	2,947	2,870	2,864	(9)(21)(23)(31)
					31,851	31,823	
Wolfspeed							
Wolfspeed, Inc.	First Lien Secured Debt - Corporate Bond	10.88%	06/23/30	11,045	10,716	11,045	(9)(17)
Zendesk							
Zendesk, Inc.	First Lien Secured Debt - Term Loan	SOFR+500, 0.75% Floor	11/22/28	7,550	7,550	7,531	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 0.75% Floor	11/22/28	—	—	(5)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+500, 0.75% Floor	11/22/28	—	—	(2)	(8)(9)(20)(21)(23)
					7,550	7,524	
Zinnia							
Zinnia Corporate Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+800, 2.00% Floor	09/23/29	17,647	17,308	17,294	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+800, 2.00% Floor	09/23/29	—	(24)	(47)	(8)(9)(23)
					17,284	17,247	
				Total High Tech Industries	$ 607,232	$ 616,712	
Hotel, Gaming, Leisure, Restaurants							
CircusTrix							
CircusTrix Holdings LLC	First Lien Secured Debt - Term Loan	SOFR+650, 1.00% Floor	07/18/28	$ 987	$ 968	$ 987	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+650, 1.00% Floor	07/18/28	2,388	2,339	2,388	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	07/18/28	1,000	982	1,000	(9)(23)(30)
					4,289	4,375	
Guernsey							
Guernsey Holdings SDI LA LLC	First Lien Secured Debt - Term Loan	6.95%	11/18/26	1,691	1,684	1,619	(9)
	First Lien Secured Debt - Delayed Draw	SOFR+595, 1.00% Floor	11/18/26	—	(1)	—	(9)(23)
					1,683	1,619	
International Cruise & Excursion Gallery, Inc.							
Arrivia, Inc. (International Cruise & Excursion Gallery, Inc) (4)	First Lien Secured Debt - Term Loan	6.00%	12/31/28	4,250	9,255	4,183	(14)(30)
	Common Equity - Membership Interests	N/A	N/A	531,312 Shares	4,740	2,143	(13)
					13,995	6,326	

See notes to consolidated financial statements.
129

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Munson							
Munson Buffalo Restaurant Group LLC	First Lien Secured Debt - Term Loan	SOFR+625, 1.00% Floor	05/31/29	3,503	3,456	3,468	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+625, 1.00% Floor	05/31/29	5,510	5,440	5,446	(9)(21)(23)(30)
					8,896	8,914	
PARS Group LLC							
PARS Group LLC	First Lien Secured Debt - Term Loan	SOFR+685, 1.50% Floor	04/03/28	8,794	8,706	8,662	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+685, 1.50% Floor	04/03/28	—	—	(14)	(8)(9)(23)
					8,706	8,648	
Taco Cabana							
YTC Enterprises, LLC	First Lien Secured Debt - Term Loan	SOFR+636, 1.00% Floor	08/16/26	8,900	8,858	8,589	(9)(30)
Tasty Chick'n							
Tasty Chick'n LLC	First Lien Secured Debt - Term Loan	SOFR+600, 1.00% Floor	05/16/29	11,768	11,607	11,562	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+600, 1.00% Floor	05/16/29	549	540	442	(9)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	05/16/29	—	(27)	(36)	(8)(9)(23)
					12,120	11,968	
		Total Hotel, Gaming, Leisure, Restaurants			$ 58,547	$ 50,439	
Insurance							
GoHealth							
Norvax, LLC	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	06/30/25	$ 539	$ 536	$ 539	(9)(21)(23)(31)
High Street Insurance							
High Street Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	04/14/28	10,100	9,990	10,049	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 0.75% Floor	04/14/28	19,180	18,990	19,084	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	04/16/27	—	(17)	(11)	(8)(9)(21)(23)
					28,963	29,122	
KCF Puerto Rico, LLC							
KCF Puerto Rico, LLC	Secured Debt - Promissory Note	N/A	06/28/28	1,697	700	634	(17)
PGM Holdings Corporation							
Turbo Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+625, 1.00% Floor	12/02/25	16,681	16,591	16,347	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+625, 1.00% Floor	12/02/25	2,010	1,997	1,970	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	12/02/25	462	458	443	(9)(21)(23)(31)
					19,046	18,760	
			Total Insurance		$ 49,245	$ 49,055	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Manufacturing, Capital Equipment							
AVAD, LLC							
Surf Opco, LLC	First Lien Secured Debt - Term Loan	SOFR+411, 1.00% Floor	09/10/26	$ 9,633	$ 14,612	$ 9,633	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+411, 1.00% Floor	09/10/26	15,677	15,677	15,677	(9)(20)(21)(23)(30)
	Preferred Equity - Class P-1 Preferred	N/A	N/A	13,195 Shares	1,713	3,405	(9)(13)(16)
	Common Equity - Class A-1 Common	N/A	N/A	3,333 Shares	—	375	(9)(13)(16)
					32,002	29,090	
Carlisle Fluid Technologies							
LSF12 Donnelly Bidco, LLC	First Lien Secured Debt - Term Loan	SOFR+650, 1.00% Floor	10/02/29	14,813	14,499	14,561	(9)(30)
International Wire Group							
IW Buyer LLC	First Lien Secured Debt - Term Loan	SOFR+510, 1.00% Floor	06/28/29	2,521	2,472	2,496	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+510, 1.00% Floor	06/28/29	—	(9)	(4)	(8)(9)(20)(21)(23)
					2,463	2,492	
JPW							
JPW Industries Holding Corporation	First Lien Secured Debt - Term Loan	SOFR+588, 2.00% Floor	11/22/28	2,463	2,463	2,444	(9)(31)
Kauffman							
Kauffman Holdco, LLC	Common Equity - Common Stock	N/A	N/A	250,000 Shares	250	43	(9)(13)
Kauffman Intermediate, LLC	First Lien Secured Debt - Term Loan	SOFR+660, 1.00% Floor	05/08/25	16,758	16,723	15,903	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	05/08/25	1,246	1,240	1,182	(9)(21)(23)(31)
					18,213	17,128	
US MetalCo Holdings							
US MetalCo Holdings LLC	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	10/31/29	13,611	13,347	13,407	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	10/31/29	—	(26)	(20)	(8)(9)(21)(23)
					13,321	13,387	
				Total Manufacturing, Capital Equipment	$ 82,961	$ 79,102	
Media - Diversified & Production							
DHX							
WildBrain Ltd.	First Lien Secured Debt - Term Loan	SOFR+600, 0.50% Floor	07/23/29	$ 13,486	$ 13,235	$ 13,250	(9)(17)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 0.50% Floor	07/23/29	217	190	192	(9)(17)(21)(23)(31)
				Total Media – Diversified & Production	$ 13,425	$ 13,442	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Retail							
EG Group							
EG Global Finance PLC	First Lien Secured Debt - Corporate Bond	SOFR+750, 0.50% Floor	11/30/28	$ 6,267	$ 6,436	$ 6,564	(17)(31)
PetSmart							
PetSmart Inc / PetSmart Finance Corp	Unsecured Debt - Corporate Bond	7.75%	02/15/29	2,000	1,958	1,937	(10)
PetSmart LLC	First Lien Secured Debt - Term Loan	SOFR+375, 0.75% Floor	02/11/28	8,961	8,936	8,942	(10)(30)
					10,894	10,879	
				Total Retail	$ 17,330	$ 17,443	
Telecommunications							
Cablevision Systems							
CSC Holdings, LLC	First Lien Secured Debt - Term Loan	SOFR+450, 0.00% Floor	01/18/28	$ 984	$ 955	$ 967	(10)(17)(30)
	First Lien Secured Debt - Revolver	SOFR+235, 0.00% Floor	07/13/27	77	60	69	(17)(23)(30)
	Unsecured Debt - Corporate Bond	4.13%	12/01/30	2,000	1,408	1,448	(10)(17)
					2,423	2,484	
CommScope							
Commscope, LLC (f/k/a Commscope, Inc.)	First Lien Secured Debt - Term Loan	SOFR+550, 2.00% Floor	12/17/29	7,046	6,511	7,148	(10)(17)(30)
	First Lien Secured Debt - Corporate Bond	9.50%	12/15/31	54	53	56	(10)(17)
					6,564	7,204	
Global Eagle							
Anuvu Corp. (fka GEE Acquisition Holdings Corp.)	Common Equity - Common Stock	N/A	N/A	211,026 Shares	—	—	(13)(24)
Anuvu Holdings 2 LLC (fka GEE Holdings 2 LLC)	First Lien Secured Debt - Term Loan	4.00%	09/27/27	4,974	3,971	4,277	(14)(31)
	First Lien Secured Debt - Term Loan	8.25%	03/23/26	4,770	2,221	1,431	(14)
					6,192	5,708	
MCA							
Mobile Communications America, Inc.	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	10/16/29	2,475	2,422	2,469	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	10/16/29	1,648	1,561	1,626	(9)(21)(23)(30)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	10/16/29	340	312	336	(9)(21)(23)(31)
					4,295	4,431	
Mitel Networks							
MLN US Holdco LLC	First Lien Secured Debt - Term Loan	6.44%	10/18/27	1,021	899	745	(14)(17)(31)
	Second Lien Secured Debt - Term Loan	6.70%	10/18/27	6,092	2,912	914	(14)(17)
					3,811	1,659	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Securus Technologies Holdings, Inc.							
Securus Technologies Holdings, Inc.	Second Lien Secured Debt - Term Loan	1.26%	11/01/25	7,998	7,703	4,719	(14)(31)
			Total Telecommunications		$ 30,988	$ 26,205	
Transportation - Cargo, Distribution							
Beacon Mobility							
Beacon Mobility Corp.	First Lien Secured Debt - Term Loan	SOFR+635, 1.00% Floor	12/31/25	$ 12,767	$ 12,741	$ 12,684	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+635, 1.00% Floor	12/31/25	23,833	23,854	23,678	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 0.00% Floor	12/31/25	2,146	2,126	2,120	(9)(20)(21)(23)(28)
	First Lien Secured Debt - Revolver	4.10%	05/22/25	—	—	—	(9)(23)
					38,721	38,482	
Boasso							
Channelside AcquisitionCo, Inc. (fka Gruden Acquisition, Inc.)	First Lien Secured Debt - Term Loan	SOFR+475, 0.75% Floor	06/30/28	3,542	3,534	3,533	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+475, 0.75% Floor	06/30/28	—	—	—	(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+475, 0.75% Floor	07/01/26	—	(1)	(1)	(8)(9)(20)(21)(23)
					3,533	3,532	
Camin Cargo							
Camin Cargo Control Holdings, Inc.	First Lien Secured Debt - Term Loan	SOFR+550, 1.00% Floor	12/07/29	990	971	978	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+550, 1.00% Floor	12/07/29	—	(26)	(35)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+550, 1.00% Floor	12/07/29	553	534	542	(9)(21)(23)(28)(31)
					1,479	1,485	
Heniff and Superior							
Heniff Holdco, LLC	First Lien Secured Debt - Term Loan	SOFR+585, 1.00% Floor	12/03/26	29,133	28,940	28,987	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	12/03/26	2,584	2,576	2,564	(9)(20)(21)(23)(30)
					31,516	31,551	
IronClad							
Ironhorse Purchaser, LLC	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	09/30/27	3,037	2,991	2,976	(9)(30)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	09/30/27	—	(21)	(29)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	09/30/27	157	150	147	(9)(20)(21)(23)(30)
					3,120	3,094	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
Meritus Gas Partners							
MGP Holdings III Corp.	First Lien Secured Debt - Term Loan	SOFR+525, 1.00% Floor	03/01/30	7,846	7,706	7,729	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 1.00% Floor	03/01/30	963	943	944	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+525, 1.00% Floor	03/01/30	183	170	171	(9)(21)(23)(28)(31)
					8,819	8,844	
Olympus Terminals							
Olympus Terminals Holdco II LLC	First Lien Secured Debt - Term Loan	SOFR+525, 0.75% Floor	12/17/30	18,627	18,255	18,255	(9)(16)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+525, 0.75% Floor	12/17/30	—	(34)	(34)	(8)(9)(16)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+525, 0.75% Floor	12/17/30	—	(59)	(59)	(8)(9)(16)(21)(23)
					18,162	18,162	
		Total Transportation – Cargo, Distribution			$ 105,350	$ 105,150	
Utilities - Electric							
Congruex							
Congruex Group LLC	First Lien Secured Debt - Term Loan	SOFR+165 Cash plus 5.00% PIK, 0.75% Floor	05/03/29	14,923 $	$ 14,688	$ 11,612	(9)(10)(31)
			Total Utilities – Electric		$ 14,688	$ 11,612	
Wholesale							
Ambrosia Buyer Corp.							
Ambrosia Buyer Corp.	Common Equity - Common Stock	N/A	N/A	152,029 Shares	$ 11,961	$ —	(13)(24)
	Unsecured Debt - Term Loan	11% PIK	12/15/31	363	2,672	96	(14)
	Warrants - Warrants	N/A	N/A	58,773 Shares	576	—	
					15,209	96	
Banner Solutions							
Banner Buyer, LLC	First Lien Secured Debt - Term Loan	SOFR+590 Cash plus 0.50% PIK, 1.00% Floor	10/31/25	11,968	11,929	11,692	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+590 Cash plus 0.50% PIK, 1.00% Floor	10/31/25	2,921	2,910	2,854	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+590 Cash plus 0.50% PIK, 1.00% Floor	10/31/25	388	381	343	(9)(21)(23)(31)
Banner Parent Holdings, Inc.	Common Equity - Common Stock	N/A	N/A	6,125 Shares	613	140	(9)(13)
					15,833	15,029	

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate [6]	Maturity Date	Par/Shares [2]	Cost [37]	Fair Value [1][38]	
ORS Nasco							
WC ORS Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+500, 0.75% Floor	08/07/31	25,281	24,918	24,902	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+500, 0.75% Floor	08/07/31	—	(34)	(72)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+500, 0.75% Floor	08/07/31	1,255	1,187	1,183	(9)(21)(23)(30)(31)
WC ORS Holdings, L.P.	Common Equity - Common Stock	N/A	N/A	100,000 Shares	100	103	(9)(24)
					26,171	26,116	
PSE							
Graffiti Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+560, 1.00% Floor	08/10/27	10,858	10,732	10,696	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+560, 1.00% Floor	08/10/27	3,663	3,619	3,553	(9)(21)(23)(30)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	08/10/27	828	815	808	(9)(21)(23)(30)(31)
Graffiti Parent, LP	Common Equity - Common Stock	N/A	N/A	2,439 Shares	244	296	(9)(13)
					15,410	15,353	
Thomas Scientific							
BSP-TS, LP	Preferred Equity - Preferred Equity	N/A	N/A	30 Shares	25	28	(9)(13)(24)
	Common Equity - Common Stock	N/A	N/A	185 Shares	185	97	(9)(13)
Thomas Scientific, LLC	First Lien Secured Debt - Term Loan	SOFR+340 Cash plus 4.50% PIK, 1.00% Floor	12/14/27	31,448	31,083	30,746	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+335 Cash plus 4.50% PIK, 1.00% Floor	12/14/27	2,239	2,209	2,176	(9)(20)(21)(23)(31)
					33,502	33,047	
Universal Air Conditioner							
Cool Acquisition Holdings, LP	Common Equity - Common Stock	N/A	N/A	137,931 Shares	138	138	(9)(24)
Cool Buyer, Inc.	First Lien Secured Debt - Term Loan	SOFR+475, 1.00% Floor	10/31/30	13,333	13,138	13,133	(9)(31)
	First Lien Secured Debt - Delayed Draw	SOFR+475, 1.00% Floor	10/31/30	—	(22)	(23)	(8)(9)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+475, 1.00% Floor	10/31/30	—	(53)	(55)	(8)(9)(21)(23)
					13,201	13,193	
				Total Wholesale	$ 119,326	$ 102,834	
Total Investments before Cash Equivalents					**$ 3,177,397**	**$ 3,014,416**	
J.P. Morgan U.S. Government Money Market Fund		N/A	N/A	147	$ 147	$ 147	(36)
Goldman Sachs Financial Square Government Fund		N/A	N/A	2,663	$ 2,663	$ 2,663	(36)
Total Investments after Cash Equivalents					**$ 3,180,207**	**$ 3,017,226**	(7)(12)

See notes to consolidated financial statements.

(In thousands, except share data)

(1) Fair value is determined in good faith subject to the oversight of the Board of Directors of the Company (See **Note 2** to the consolidated financial statements).

(2) Par amount is denominated in USD unless otherwise noted, and represents funded commitments. See **Note 23** in the Consolidated Schedule of Investments and **Note 9** to the consolidated financial statements for further information on undrawn revolving and delayed draw loan commitments, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies.

(3) Denotes investments in which the Company owns greater than 25% of the equity, where the governing documents of each entity preclude the Company from exercising a controlling influence over the management or policies of such entity. The Company does not have the right to elect or appoint more than 25% of the directors or another party has the right to elect or appoint more directors than the Company and has the right to appoint certain members of senior management. Therefore, the Company has determined that these entities are not controlled affiliates. As of December 31, 2024 we had a 100% equity ownership interest in Golden Bear 2016-R, LLC, a collateralized loan obligation.

(4) Denotes investments in which we are an "Affiliated Person," as defined in the Investment Company Act of 1940, as amended (the "1940 Act"), due to holding the power to vote or owning 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of December 31, 2023 and December 31, 2024 along with transactions during the year ended December 31, 2024 in these affiliated investments are as follows:

Name of Issuer	Fair Value at December 31, 2023	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at December 31, 2024	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
1244311 B.C. Ltd.,Common Stock	$ 1,087	$ —	$ —	$ (885)	$ 202	$ —	$ —
1244311 B.C. Ltd.,Term Loan	3,740	168	(4,016)	107	—	—	271
Carbonfree Chemicals Holdings LLC,Common Equity / Interest	18,727	—	—	206	18,933	—	—
FC2 LLC,Common Stock	—	—	—	—	—	—	—
FC2 LLC,Term Loan	12,501	—	—	(41)	12,459	—	812
Golden Bear 2016-R, LLC,Membership Interests	10,712	21	(1,698)	700	9,736	—	726
Pelican Energy, LLC,Membership Interests	140	—	(134)	11,662	—	(11,668)	—
Auto Pool 2023 Trust (Del. Stat. Trust) ,Membership Interests	30,621	2,533	(7,206)	(9,582)	16,366	—	—
Blue Jay Transit Inc.,Term Loan	—	22,140	(2,464)	264	19,940	—	1,737
Blue Jay Transit Inc.,Unfunded Delayed Draw	—	—	—	—	—	—	—
Bird Scooter Acquisition Corp.,Common Stock	—	366	—	6	373	—	4
Arrivia, Inc. (International Cruise & Excursion Gallery, Inc),Membership Interests	—	4,740	—	(2,598)	2,144	—	—
Arrivia, Inc. (International Cruise & Excursion Gallery, Inc),Term Loan	—	9,255	—	(5,071)	4,183	—	—
	$ 77,528	$ 39,223	$ (15,518)	$ (5,232)	$ 84,334	$ (11,668)	$ 3,551

- ● Gross additions includes increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

- ■ Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

See notes to consolidated financial statements.

136

(In thousands, except share data)

(5) Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of December 31, 2023 and December 31, 2024 along with transactions during the year ended December 31, 2024 in these controlled investments are as follows:

Name of Issuer	Fair Value at December 31, 2023	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at December 31, 2024	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
Majority Owned Company							
ChyronHego US Holding Corporation	$ 1,300	$ 14,183	$ —	$ 17	$ 15,500	$ —	$ 747
ChyronHego US Holding Corporation	106,906	—	(494)	(6)	106,406	—	9,505
ChyronHego US Holding Corporation	—	—	—	—	—	—	—
ChyronHego Corporation	20,628	—	—	(1,172)	19,456	—	—
Merx Aviation Finance, LLC	—	—	—	—	—	—	—
Merx Aviation Finance, LLC	117,043	—	—	6,772	123,815	—	—
Merx Aviation Finance, LLC	74,076	(0)	(14,500)	0	59,576	—	6,624
MSEA Tankers LLC	45	—	(91)	15,746	—	(15,700)	—
Controlled Company							
SHD Oil & Gas, LLC	346	—	(79)	43,108	—	(43,376)	—
SHD Oil & Gas, LLC	—	—	—	1,411	—	(1,411)	—
	$ 320,344	$ 14,183	$ (15,164)	$ 65,876	$ 324,753	$ (60,487)	$ 16,876

- Gross additions includes increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

- Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

As of December 31, 2024, the Company had a 87% and 100% equity ownership interest in ChyronHego Corporation and Merx Aviation Finance, LLC, respectively.

(6) Unless otherwise indicated, loans contain a variable rate structure, and the terms in the Consolidated Schedule of Investments disclose the actual interest rate in effect as of the reporting period which may be subject to interest floors. Variable rate loans bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate ("SOFR" or "S") or an alternate base rate (which can include but is not limited to LIBOR, the Federal Funds Effective Rate or the Prime Rate), at the borrower's option, and which reset periodically based on the terms of the loan agreement. Certain borrowers may elect to borrow Prime rate on select contracts and switch to an alternative base rate contract in the future.

(7) Substantially all securities are pledged as collateral to the Company's credit facilities (see **Note 7** to the consolidated financial statements). For investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. As such, these securities are not available as collateral to our general creditors.

(8) The negative fair value is the result of the commitment being valued below par.

(9) These are co-investments made with the Company's affiliates in accordance with the terms of the exemptive order the Company received from the Securities and Exchange Commission (the "SEC") permitting us to do so. (See **Note 4** to the consolidated financial statements for discussion of the exemptive order from the SEC.)

See notes to consolidated financial statements.
137

(In thousands, except share data)

(10) Other than the investments noted by this footnote, the fair value of the Company's investments is determined using unobservable inputs that are significant to the overall fair value measurement. See **Note 2** to the consolidated financial statements for more information regarding ASC 820, Fair Value Measurements ("ASC 820").

(11) The investment have a maturity date prior to the end of the current period. Additional proceeds are expected from Solarplicity Group after the resolution of bankruptcy proceedings, or other corporate actions, at each respective issuer.

(12) Aggregate gross unrealized gain and loss for federal income tax purposes is $38,550 and $259,520, respectively. Net unrealized loss is $220,970 based on a tax cost of $3,235,403.

(13) Non-income producing security.

(14) Non-accrual status (See **Note 2** to the consolidated financial statements).

(15) The underlying investment of AIC SPV Holdings II, LLC is a securitization in which the Company owns preferred shares representing 14.25% economic interest.

(16) AIC SB Holdings LLC, AP Surf Investments, LLC, and MFIC Poseidon SPV LLC are wholly-owned special purpose vehicles which only hold investments of the underlying portfolio companies and have no other significant assets or liabilities. AP Surf Investments, LLC holds equity investments in Surf Opco, LLC. AIC SB Holdings LLC holds equity investments in Gainline Galaxy Holdings LLC. MFIC Poseidon SPV LLC holds investments in Olympus Terminals.

(17) Investments that the Company has determined are not "qualifying assets" under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2024, non-qualifying assets represented approximately 8.5% of the total assets of the Company.

(18) These investments have a maturity date prior to the end of the current period. The final terms of an extension, restructuring or exit are still under negotiation with the respective portfolio company.

(19) In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.

(20) As of December 31, 2024, there were letters of credit issued and outstanding through the Company under this first lien senior secured revolving loan.

(21) The undrawn portion of these committed revolvers and delayed draw term loans includes a commitment and unused fee rate.

(22) A letter of credit associated with this investment has been issued through the Company's Senior Secured Facility. In the event of draw of funds the related funding would be pro-rated for all existing lenders in the investment.

(In thousands, except share data)

(23) As of December 31, 2024, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See **Note 9** to the consolidated financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
ACP Avenu Buyer, LLC	$ 3,999	$ 167	$ —	$ 3,832
AGDATA Midco, LLC	2,334	—	—	2,334
AHP Timberwolf Bidco Corp.	1,875	—	—	1,875
AMI Buyer, Inc.	1,905	463	—	1,442
Accelerate360 Holdings, LLC	2,545	1,382	—	1,163
Acentra Holdings, LLC (fka CNSI Holdings, LLC)	2,000	213	—	1,787
Alcami Corporation	1,096	82	—	1,014
Alcresta Therapeutics Inc.	7,529	—	—	7,529
All Star Recruiting Locums, LLC	3,043	217	—	2,826
Alpinex Opco, LLC	1,489	1,102	—	387
American Restoration Holdings, LLC	3,285	389	—	2,896
Anaplan, Inc.	699	—	—	699
Aspen Aerogels, Inc.	100	43	—	57
Athlete Buyer, LLC	5,437	3,292	181	1,964
August Bioservices, LLC	500	—	—	500
Avalara, Inc.	909	—	—	909
Banner Buyer, LLC	1,936	388	—	1,548
Beacon Mobility Corp.	59,146	2,146	4,842	52,158
Berner Food & Beverage, LLC	2,881	—	—	2,881
Biamp	120	—	—	120
Bingo Group Buyer, Inc.	2,973	25	—	2,948
Blue Jay Transit Inc.	667	—	—	667
BusPatrol Holdco	4,833	300	—	4,533
CRS Holdings, Inc.	8,000	—	125	7,875
CSC Holdings, LLC	100	77	—	23
Camin Cargo Control Holdings, Inc.	4,000	553	—	3,447
Cave Enterprises Operations, LLC	1,333	—	—	1,333
Celerion Buyer, Inc.	1,918	—	—	1,918
Cerus Corporation	5,000	415	—	4,585
Channelside AcquisitionCo, Inc. (fka Gruden Acquisition, Inc.)	396	—	73	323
ChyronHego US Holding Corporation	20,633	15,500	3,212	1,921
ChyronHego US Holding Corporation*	1,578	—	—	1,578
CircusTrix Holdings LLC	1,600	1,000	—	600
Club Car Wash Operating, LLC	7,875	—	—	7,875
Club Champion LLC	1,808	663	—	1,145
Colonnade Parent Inc (fka Naviga Inc.)	500	500	—	—
Compu-Link Corporation (dba Celink)	2,883	—	—	2,883
Cool Buyer, Inc.	6,667	—	—	6,667
Coretrust Purchasing Group LLC (HPG Enterprises LLC)	1,805	—	—	1,805
Crewline Buyer, Inc.	377	—	—	377
Digital.ai Software Holdings, Inc.	2,419	242	—	2,177
Distinct Holdings Inc	1,758	—	—	1,758
Eagle Purchaser, Inc.	1,105	658	—	447
Eldrickco Limited*	3,693	445	—	3,248
EmpiRx Health LLC	909	—	227	682
Evergreen IX Borrower 2023, LLC	795	—	—	795
Evoriel*	811	—	—	811
ExactCare Parent, Inc.	1,967	—	—	1,967

See notes to consolidated financial statements.
139

(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
Excelligence Learning Corporation	2,466	148	259	2,059
G Treasury SS LLC	1,659	—	—	1,659
G&A Partners Holding Company II, LLC	6,184	—	—	6,184
GAT-Airline Ground Support Inc	3,810	—	—	3,810
GI Apple Midco LLC	1,262	214	41	1,007
GS SEER Group Borrower LLC	1,028	—	—	1,028
Gabriel Partners, LLC	665	338	—	327
Gateway US Holdings, Inc.	1,416	—	—	1,416
Generator Buyer, Inc.*	3,360	—	27	3,333
Genius Bidco LLC	6,160	—	77	6,083
Go Car Wash Management Corp.	417	—	—	417
Graffiti Buyer, Inc.	4,973	828	—	4,145
Green Grass Foods, Inc.	1,250	—	—	1,250
Guernsey Holdings SDI LA LLC	1,167	—	—	1,167
HEF Safety Ultimate Holdings, LLC	7,500	710	—	6,790
HRO (Hero Digital) Holdings, LLC	2,579	2,545	31	3
Health Management Associates Superholdings, Inc.	640	135	5	500
Heniff Holdco, LLC	3,925	2,584	164	1,177
Heritage Environmental Services, Inc.	242	—	4	238
High Street Buyer, Inc.	2,203	—	—	2,203
Hive Intermediate, LLC	2,326	843	—	1,483
HomeRenew Buyer, Inc.	2,161	2,161	—	—
IQN Holding Corp.	321	126	—	195
IW Buyer LLC	393	—	9	384
Ironhorse Purchaser, LLC	1,932	157	15	1,760
JF Acquisition, LLC	1,569	879	—	690
Jacent Strategic Merchandising	3,500	1,564	—	1,936
KL Charlie Acquisition Company	6,962	—	—	6,962
Kauffman Intermediate, LLC	1,248	1,246	—	2
Kure Pain Holdings, Inc.	2,654	—	—	2,654
LS Clinical Services Holdings, Inc.	1,875	1,609	—	266
Lash OpCo, LLC	1,673	1,673	—	—
LendingPoint LLC	15,904	—	—	15,904
Lifelong Learner Holdings, LLC	597	537	—	60
Litify LLC	833	—	—	833
Lotus Topco Inc.	2,059	—	—	2,059
Lunar Buyer, LLC	10,909	455	—	10,454
M&M OPCO, LLC	238	—	—	238
MGP Holdings III Corp.	1,126	183	—	943
Marlin DTC-LS Midco 2, LLC	685	—	—	685
Maxor National Pharmacy Services, LLC	1,530	—	—	1,530
Medical Guardian, LLC	3,810	—	—	3,810
Merx Aviation Finance, LLC	59,575	59,575	—	—
Midwest Vision Partners Management, LLC	612	612	—	—
Mobile Communications America, Inc.	8,345	340	—	8,005
Momentx Corporation	1,257	1,257	—	—
Munson Buffalo Restaurant Group LLC	947	—	—	947
NPPI Buyer, LLC	7,895	—	—	7,895
New Era Technology, Inc.	1,732	1,732	—	—
Norvax, LLC	1,591	539	—	1,052
OMH-Healthedge Holdings, Inc.	1,075	—	—	1,075
Olympus Terminals Holdco II LLC	6,373	—	—	6,373
Omada Health, Inc.	1,550	5	—	1,545
Omnimax International, LLC	4,720	—	—	4,720
Origami Opportunities Fund III, L.P.	3,333	—	—	3,333

See notes to consolidated financial statements.
140

(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
Orion Buyer, LLC	3,081	280	—	2,801
PARS Group LLC	952	—	—	952
PHOENIX YW BUYER, INC.	1,136	—	—	1,136
PHS Buyer, Inc.	2,000	1,441	—	559
PMA Parent Holdings, LLC	987	—	—	987
Pace Health Companies, LLC	1,400	—	118	1,282
Paladone Group Bidco Limited	1,412	659	—	753
Paladone Group Bidco Limited*	442	442	—	—
Patriot Foods Buyer, Inc.	750	—	—	750
Pave America Interco, LLC (f/k/a Pavement Partners Interco, LLC)	1,995	1,371	—	624
Pavement Preservation Acquisition, LLC	1,293	—	—	1,293
Poly-Wood, LLC	818	—	—	818
Precision Refrigeration & Air Conditioning LLC	2,273	1,932	—	341
Pro-Vigil Holding Company, LLC	3,248	—	—	3,248
Project Comfort Buyer, Inc.	1,731	—	—	1,731
Protein For Pets Opco, LLC	896	—	—	896
Purchasing Power Funding I, LLC	9,113	2,825	—	6,288
R.F. Fager Company, LLC	2,063	—	—	2,063
RHI Acquisition LLC	2,495	—	—	2,495
Rarebreed Veterinary Partners, Inc.	12,930	—	—	12,930
Regis Corporation	4,167	721	625	2,821
Riverbed Technology, Inc.	160	—	—	160
RoC Holdco LLC	2,195	—	—	2,195
Roscoe Medical, Inc	819	492	—	327
SEV Intermediate Holdco, LLC	1,667	633	—	1,034
SI Holdings, Inc.	4,246	—	—	4,246
Saffron Bidco Ltd*	7,697	—	—	7,697
Shelby 2021 Holdings Corp.	3,933	—	—	3,933
Sigma Buyer LLC	1,500	700	—	800
Simeio Group Holdings, Inc.	884	884	—	—
Smith Topco, Inc.	1,128	—	—	1,128
Surf Opco, LLC	23,333	15,677	667	6,989
Sysnet North America, Inc.	5,526	2,947	—	2,579
TCW Midco LLC	5,000	—	—	5,000
TELA Bio, Inc.	3,333	—	—	3,333
THLP CO. LLC	4,494	1,921	182	2,391
TS Investors, LLC	2,796	—	—	2,796
Tasty Chick'n LLC	7,614	—	—	7,614
TeamLINX Buyer, LLC	1,429	—	—	1,429
Telesoft Holdings, LLC	2,273	568	—	1,705
TerSera Therapeutics LLC	1,395	—	—	1,395
Texada Software LLC	3,077	—	—	3,077
The North Highland Company LLC	1,935	161	—	1,774
Thomas Scientific, LLC	2,963	2,239	296	428
Traffic Management Solutions, LLC	7,621	121	—	7,500
Treace Medical Concepts, Inc.	11,750	400	—	11,350
Trench Plate Rental Co.	1,818	1,427	125	266
Truck-Lite Co., LLC	533	—	—	533
Turbo Buyer, Inc.	923	462	—	461
US MetalCo Holdings LLC	1,320	—	—	1,320
USLS Acquisition, Inc.	1,608	804	73	731
Ultra Clean Holdco LLC	8,071	—	—	8,071
Unchained Labs, LLC	726	—	—	726
Uniguest Holdings, Inc	5,159	—	—	5,159
Uplight, Inc.	11,000	120	—	10,880

See notes to consolidated financial statements.
141

(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
Village Pet Care, LLC	5,250	800	—	4,450
Vixxo Corporation	1,250	—	—	1,250
WC ORS Buyer, Inc.	9,655	1,255	—	8,400
WH BorrowerCo, LLC	10,652	1,223	—	9,429
WelldyneRX, LLC	1,923	—	—	1,923
WildBrain Ltd.	1,446	217	—	1,229
Zendesk, Inc.	2,603	—	5	2,598
Zephyr Buyer, L.P.	3,952	—	—	3,952
Zinnia Corporate Holdings, LLC	2,353	—	—	2,353
Total Commitments	**$ 641,639**	**$ 155,979**	**$ 11,383**	**$ 474,277**

*These investments are in a foreign currency and the total commitment has been converted to USD using the December 31, 2024 exchange rate.

** For all letters of credit issued and outstanding on December 31, 2024, $8,169 will expire in 2025 and $3,214 will expire in 2026.

(24) Securities that are exempt from registration under the Securities Act of 1933 (the "Securities Act"), and may be deemed to be "restricted securities" under the Securities Act. As of December 31, 2024, the aggregate fair value of these securities is $168,016 or 12% of the Company's net assets. The acquisition dates of the restricted securities are as follows:

Issuer	Investment Type	Acquisition Date
1244311 B.C. Ltd.	Common Equity - Common Stock	9/30/2020
Acosta Holdings Corp.*	Preferred Equity - Preferred Equity	7/22/2024
Alcresta Holdings, LP	Preferred Equity - Preferred Equity	3/12/2024
Ambrosia Buyer Corp.	Common Equity - Common Stock	2/1/2024
Anuvu Corp. (fka GEE Acquisition Holdings Corp.)*	Common Equity - Common Stock	7/22/2024
Arrivia, Inc. (International Cruise & Excursion Gallery, Inc)	Common Equity - Membership Interests	12/31/2024
Bird Scooter Acquisition Corp.	Common Equity - Common Stock	3/22/2024
BSP-TS, LP	Preferred Equity - Preferred Equity	12/23/2024
Carbonfree Chemicals Holdings LLC	Common Equity - Common Equity / Interest	11/1/2019
Carestream Health Holdings, Inc.*	Common Equity - Common Stock	7/22/2024
ChyronHego Corporation	Preferred Equity - Preferred Equity	12/29/2020
Cool Acquisition Holdings, LP	Common Equity - Common Stock	10/31/2024
FC2 LLC	Common Equity - Common Stock	10/14/2022
Fortress Credit BSL Limited 2021-3	Asset Backed Security - CLO Debt	7/22/2024
Fortress Credit Opportunities CLO LLC 2024-25	Asset Backed Security - CLO Debt	11/12/2024
Genius Bidco LLC	Common Equity - Common Stock	5/1/2024
Merx Aviation Finance, LLC	Common Equity - Membership Interests	9/1/2022
RMCF V CIV L, L.P.	Common Equity - Common Stock	9/5/2024
TVG Orion Blocker, Inc.	Common Equity - Common Stock	7/18/2024
WC ORS Holdings, L.P.	Common Equity - Common Stock	8/7/2024

*Securities acquired as part of the AFT and AIF mergers on July 22, 2024.

(25) The Company has approximately 22.5% ownership interest in the Auto Pool 2023. Auto Pool 2023 Trust holds underlying assets that consist of a pool of retail auto loans and residual interests in auto loan trusts. The Company also continues to have an interest in any residual assets from the bankruptcy proceedings related to U.S. Auto Finance.

(26) Common shares in 1244311 B.C. Ltd. are CAD denominated equity investments. Preferred and ordinary shares in Solarplicity UK Holdings Limited are GBP denominated equity investments.

(27) Treace Medical Concepts, Inc. is subject to an interest rate cap. The investment is capped at the lesser of stated interest rate and 3.00% plus the applicable margin.

(28) The interest rate on these loans is subject to Prime, which as of December 31, 2024 was 7.50%.

(29) The interest rate on these loans is subject to SONIA, which as of December 31, 2024 was 4.70%.

See notes to consolidated financial statements.
142

(In thousands, except share data)

(30) The interest rate on these loans is subject to 1 month SOFR, which as of December 31, 2024 was 4.33%.

(31) The interest rate on these loans is subject to 3 months SOFR, which as of December 31, 2024 was 4.31%.

(32) The interest rate on these loans is subject to 6 months SOFR, which as of December 31, 2024 was 4.25%.

(33) The interest rate on these loans is subject to 1 month CORRA, which as of December 31, 2024 was 4.25%.

(34) The interest rate on these loans is subject to 3 months EURIBOR, which as of December 31, 2024 was 2.71%.

(35) The interest rate on these loans is subject to 6 months EURIBOR, which as of December 31, 2024 was 2.57%.

(36) This security is included in the Cash and Cash Equivalents on the Consolidated Statements of Assets and Liabilities.

(In thousands, except share data)

(37) The following shows the composition of the Company's portfolio at cost by control designation, investment type and industry as of December 31, 2024:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Non-Controlled / Non-Affiliated Investments								
Advertising, Printing & Publishing	$ 62,883	$ —	$ —	$ —	$ 473	$ 510	$ —	$ 63,866
Automotive	39,271	—	—	—	—	24,068	—	63,339
Aviation and Consumer Transport	29,202	—	—	—	—	—	—	29,202
Beverage, Food & Tobacco	90,488	—	—	—	448	1,534	—	92,470
Business Services	304,602	5,636	—	—	11	2,929	—	313,178
Chemicals, Plastics & Rubber	69,239	—	—	—	—	—	—	69,239
Construction & Building	109,436	—	—	—	—	—	—	109,436
Consumer Goods – Durable	11,027	—	—	—	—	108	—	11,135
Consumer Goods – Non-durable	153,567	—	—	—	493	2,233	—	156,293
Consumer Services	139,730	—	—	—	—	—	—	139,730
Containers, Packaging & Glass	21,660	—	—	—	—	—	—	21,660
Diversified Investment Vehicles, Banking, Finance, Real Estate	148,364	—	—	15,028	534	17,146	—	181,072
Energy – Electricity	7,231	—	—	—	5,623	4	—	12,858
Environmental Industries	2,030	—	—	—	—	—	—	2,030
Healthcare & Pharmaceuticals	476,831	—	21	—	499	291	389	478,031
High Tech Industries	470,416	7,203	—	—	250	1,684	—	479,553
Hotel, Gaming, Leisure, Restaurants	44,552	—	—	—	—	—	—	44,552
Insurance	49,245	—	—	—	—	—	—	49,245
Manufacturing, Capital Equipment	80,998	—	—	—	1,713	250	—	82,961
Media – Diversified & Production	13,425	—	—	—	—	—	—	13,425
Retail	15,372	—	1,958	—	—	—	—	17,330
Telecommunications	18,965	10,615	1,408	—	—	—	—	30,988
Transportation – Cargo, Distribution	105,350	—	—	—	—	—	—	105,350
Utilities – Electric	14,688	—	—	—	—	—	—	14,688
Wholesale	102,812	—	2,672	—	25	13,241	576	119,326
Total Non-Controlled / Non-Affiliated Investments	$ 2,581,384	$ 23,454	$ 6,059	$ 15,028	$ 10,069	$ 63,998	$ 965	$ 2,700,957
Non-Controlled / Affiliated Investments								
Aviation and Consumer Transport	$ 19,676	$ —	$ —	$ —	$ —	$ 366	$ —	$ 20,042
Chemicals, Plastics & Rubber	12,501	—	—	—	—	56,505	—	69,006
Consumer Goods – Durable	—	—	—	—	—	1,000	—	1,000
Consumer Services	—	—	—	—	—	—	—	—
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	38,643	—	—	—	38,643
Hotel, Gaming, Leisure, Restaurants	9,255	—	—	—	—	4,740	—	13,995
Total Non-Controlled / Affiliated Investments	$ 41,432	$ —	$ —	$ 38,643	$ —	$ 62,611	$ —	$ 142,686

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Controlled Investments								
Aviation and Consumer Transport	$ 59,575	$ —	$ —	$ —	$ —	$ 146,500	$ —	$ 206,075
High Tech Industries	121,679	—	—	—	6,000	—	—	127,679
Total Controlled Investments	$ 181,254	$ —	$ —	$ —	$ 6,000	$ 146,500	$ —	$ 333,754
Total	$ 2,804,070	$ 23,454	$ 6,059	$ 53,671	$ 16,069	$ 273,109	$ 965	$ 3,177,397

See notes to consolidated financial statements.

(In thousands, except share data)

(38) The following shows the composition of the Company's portfolio at fair value by control designation, investment type and industry as of December 31, 2024:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total	% of Net Assets
Non-Controlled / Non-Affiliated Investments									
Advertising, Printing & Publishing	$ 62,003	$ —	$ —	$ —	$ 491	$ 669	$ —	$ 63,163	4.50%
Automotive	39,298	—	—	—	—	1,080	—	40,378	2.87%
Aviation and Consumer Transport	29,489	—	—	—	—	—	—	29,489	2.10%
Beverage, Food & Tobacco	89,933	—	—	—	229	3,575	—	93,737	6.67%
Business Services	303,544	5,627	—	—	1	3,166	—	312,338	22.24%
Chemicals, Plastics & Rubber	69,680	—	—	—	—	—	—	69,680	4.96%
Construction & Building	102,895	—	—	—	—	—	—	102,895	7.33%
Consumer Goods – Durable	11,063	—	—	—	—	119	—	11,182	0.80%
Consumer Goods – Non-durable	153,402	—	—	—	246	442	—	154,090	10.96%
Consumer Services	138,782	—	—	—	—	—	—	138,782	9.88%
Containers, Packaging & Glass	21,601	—	—	—	—	—	—	21,601	1.54%
Diversified Investment Vehicles, Banking, Finance, Real Estate	148,108	—	—	15,023	193	565	—	163,889	11.67%
Energy – Electricity	1,997	—	—	—	—	—	—	1,997	0.14%
Environmental Industries	2,036	—	—	—	—	—	—	2,036	0.14%
Healthcare & Pharmaceuticals	472,374	—	21	—	532	2,703	136	475,766	33.87%
High Tech Industries	465,671	6,538	—	—	250	2,891	—	475,350	33.84%
Hotel, Gaming, Leisure, Restaurants	44,113	—	—	—	—	—	—	44,113	3.14%
Insurance	49,055	—	—	—	—	—	—	49,055	3.49%
Manufacturing, Capital Equipment	75,279	—	—	—	3,405	418	—	79,102	5.63%
Media – Diversified & Production	13,442	—	—	—	—	—	—	13,442	0.96%
Retail	15,506	—	1,937	—	—	—	—	17,443	1.24%
Telecommunications	19,124	5,633	1,448	—	—	—	—	26,205	1.87%
Transportation – Cargo, Distribution	105,150	—	—	—	—	—	—	105,150	7.49%
Utilities – Electric	11,612	—	—	—	—	—	—	11,612	0.83%
Wholesale	101,936	—	96	—	28	774	—	102,834	7.32%
Total Non-Controlled / Non-Affiliated Investments	$ 2,547,093	$ 17,798	$ 3,502	$ 15,023	$ 5,375	$ 16,402	$ 136	$ 2,605,329	185.48%
% of Net Assets	181.33%	1.27%	0.25%	1.07%	0.38%	1.17%	0.01%	185.48%	

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total	% of Net Assets
Non-Controlled / Affiliated Investments									
Aviation and Consumer Transport	$ 19,939	$ —	$ —	$ —	$ —	$ 373	$ —	$ 20,312	1.45%
Chemicals, Plastics & Rubber	12,459	—	—	—	—	18,933	—	31,392	2.23%
Consumer Goods – Durable	—	—	—	—	—	202	—	202	0.01%
Consumer Services	—	—	—	—	—	—	—	—	0.00%
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	26,102	—	—	—	26,102	1.86%
Hotel, Gaming, Leisure, Restaurants	4,183	—	—	—	—	2,143	—	6,326	0.45%
Total Non-Controlled / Affiliated Investments	$ 36,581	$ —	$ —	$ 26,102	$ —	$ 21,651	$ —	$ 84,334	6.00%
% of Net Assets	2.60%	0.00%	0.00%	1.86%	0.00%	1.54%	0.00%	6.00%	
Controlled Investments									
Aviation and Consumer Transport	$ 59,576	$ —	$ —	$ —	$ —	$ 123,815	$ —	$ 183,391	13.06%
High Tech Industries	121,906	—	—	—	19,456	—	—	141,362	10.06%
Total Controlled Investments	$ 181,482	$ —	$ —	$ —	$ 19,456	$ 123,815	$ —	$ 324,753	23.12%
% of Net Assets	12.92%	0.00%	0.00%	0.00%	1.39%	8.81%	0.00%	23.12%	
Total	$ 2,765,156	$ 17,798	$ 3,502	$ 41,125	$ 24,831	$ 161,868	$ 136	$ 3,014,416	214.60%
% of Net Assets	196.85%	1.27%	0.25%	2.93%	1.77%	11.52%	0.01%	214.60%	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2024
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of December 31, 2024
High Tech Industries	20.5%
Healthcare & Pharmaceuticals	15.8%
Business Services	10.3%
Aviation and Consumer Transport	7.7%
Diversified Investment Vehicles, Banking, Finance, Real Estate	6.3%
Consumer Goods – Non-durable	5.1%
Consumer Services	4.6%
Transportation – Cargo, Distribution	3.5%
Construction & Building	3.4%
Wholesale	3.4%
Chemicals, Plastics & Rubber	3.4%
Beverage, Food & Tobacco	3.1%
Manufacturing, Capital Equipment	2.6%
Advertising, Printing & Publishing	2.1%
Hotel, Gaming, Leisure, Restaurants	1.7%
Insurance	1.6%
Automotive	1.3%
Telecommunications	0.9%
Containers, Packaging & Glass	0.7%
Retail	0.6%
Media – Diversified & Production	0.4%
Utilities – Electric	0.4%
Consumer Goods – Durable	0.4%
Environmental Industries	0.1%
Energy – Electricity	0.1%
Total Investments	**100.0%**

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Advertising, Printing & Publishing							
FingerPaint Marketing							
KL Charlie Acquisition Company	First Lien Secured Debt	SOFR+635, 1.00% Floor	12/30/26	$ 23,280	$ 23,020	$ 22,699	(9)(31)
	First Lien Secured Debt	SOFR+685, 1.00% Floor	12/30/26	715	703	701	(9)(31)
	First Lien Secured Debt - Revolver	P+525	12/30/26	1,962	1,409	1,390	(9)(21)(23)(28)
KL Charlie Co-Invest, L.P.	Common Equity - Common Stock	N/A	N/A	218,978 Shares	220	357	(9)(13)
					25,352	25,147	
Hero Digital							
HRO (Hero Digital) Holdings, LLC	First Lien Secured Debt	SOFR+610, 1.00% Floor	11/18/28	26,842	19,463	18,608	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+610, 1.00% Floor	11/18/26	2,553	2,487	2,407	(9)(20)(21)(23)(31)
HRO Holdings I LP	Common Equity - Common Stock	N/A	N/A	213 Shares	213	167	(9)(13)
					22,163	21,182	
				Total Advertising, Printing & Publishing	$ 47,515	$ 46,329	
Automotive							
Club Car Wash							
Club Car Wash Operating, LLC	First Lien Secured Debt	SOFR+665, 1.00% Floor	06/16/27	$ 27,847	$ 26,226	$ 26,134	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+665, 1.00% Floor	06/16/27	1,625	1,607	1,600	(9)(23)(31)
					27,833	27,734	
Crowne Automotive							
Vari-Form Group, LLC	First Lien Secured Debt	11.00% (7.00% Cash plus 4.00% PIK)	02/02/23	5,860	893	293	(9)(11)(14)
Vari-Form Inc.	First Lien Secured Debt	11.00% (7.00% Cash plus 4.00% PIK)	02/02/23	2,110	391	105	(9)(11)(14)
					1,284	398	
K&N Parent, Inc.							
K&N Holdco, LLC	Common Equity - Common Stock	N/A	N/A	77,622 Shares	23,621	1,515	(13)
Truck-Lite Co., LLC							
TL Lighting Holdings, LLC	Common Equity - Equity	N/A	N/A	350 Shares	350	464	(9)(13)
Truck-Lite Co., LLC	First Lien Secured Debt	SOFR+635, 1.00% Floor	12/14/26	31,409	31,035	30,979	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	12/13/24	3,052	—	(14)	(8)(9)(20)(21)(23)
					31,385	31,429	
				Total Automotive	$ 84,123	$ 61,076	
Aviation and Consumer Transport							
Merx Aviation Finance, LLC							
Merx Aviation Finance, LLC (5)	First Lien Secured Debt - Revolver	10.00%	10/31/25	$ 106,177	$ 74,075	$ 74,076	(20)(23)
	Common Equity - Membership Interests	N/A	N/A		146,500	117,043	(24)
					220,575	191,119	
Primeflight							
PrimeFlight Acquisition, LLC	First Lien Secured Debt	SOFR+685, 1.00% Floor	05/01/29	5,450	5,300	5,286	(9)(31)(32)
				Total Aviation and Consumer Transport	$ 225,875	$ 196,405	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Beverage, Food & Tobacco							
Berner Foods							
Berner Food & Beverage, LLC	First Lien Secured Debt	SOFR+565, 1.00% Floor	07/30/27	$ 30,418	$ 29,960	$ 29,202	(9)(31)
	First Lien Secured Debt - Revolver	P+450	07/30/26	801	791	769	(9)(28)
	First Lien Secured Debt - Revolver	SOFR+565, 1.00% Floor	07/30/26	2,080	550	493	(9)(21)(23)(31)
					31,301	30,464	
Bolthouse Farms							
Wm. Bolthouse Farms, Inc.	Common Equity - Equity Interests	N/A	N/A	1,086,122 Shares	1,147	1,043	(13)
Hive							
FCP-Hive Holdings, LLC	Preferred Equity - Preferred Equity	N/A	N/A	589 Shares	448	148	(9)(13)
	Common Equity - Common Stock	N/A	N/A	589 Shares	3	—	(9)(13)
Hive Intermediate, LLC	First Lien Secured Debt	SOFR+610 Cash plus 2.00% PIK, 1.00% Floor	09/22/27	13,925	13,745	13,368	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+610 Cash plus 2.00% PIK, 1.00% Floor	09/22/27	2,326	603	539	(9)(21)(23)(30)
					14,799	14,055	
Nutpods							
Green Grass Foods, Inc.	First Lien Secured Debt	SOFR+625, 1.00% Floor	12/26/29	3,750	3,675	3,675	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	12/26/29	1,250	(25)	(25)	(8)(9)(21)(23)
Nutpods Holdings, Inc.	Common Equity - Common Stock	N/A	N/A	125 Shares	125	125	(9)(13)(24)
					3,775	3,775	
Orgain, Inc.							
Butterfly Fighter Co-Invest, L.P.	Common Equity - Membership Interests	N/A	N/A	490,000 Shares	90	1,142	
Patriot Pickle							
Patriot Foods Buyer, Inc.	First Lien Secured Debt	SOFR+600, 1.00% Floor	12/22/29	750	240	235	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	12/22/29	250	(5)	(5)	(8)(9)(21)(23)
					235	230	
Rise Baking							
Ultimate Baked Goods Midco LLC	First Lien Secured Debt	SOFR+635, 1.00% Floor	08/13/27	26,222	25,787	26,193	(9)(30)
	First Lien Secured Debt	SOFR+560, 1.00% Floor	08/13/27	5,661	5,584	5,550	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	08/13/27	3,243	(50)	(5)	(8)(9)(20)(21)(23)
					31,321	31,738	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Turkey Hill							
IC Holdings LLC	Common Equity - Series A Units	N/A	N/A	169 Shares	169	—	(9)(13)
THLP CO. LLC	First Lien Secured Debt	SOFR+600 Cash plus 2.00% PIK, 1.00% Floor	05/31/25	25,921	25,778	25,791	(9)(32)
	First Lien Secured Debt	SOFR+600 Cash plus 6.00% PIK, 1.00% Floor	05/31/24	1,383	1,379	1,383	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+600 Cash plus 2.00% PIK, 1.00% Floor	05/31/24	4,494	2,101	2,107	(9)(20)(21)(23)(31)(32)
					29,427	29,281	
		Total Beverage, Food & Tobacco			$ 112,095	$ 111,728	
Business Services							
Accelerate Learning							
Eagle Purchaser, Inc.	First Lien Secured Debt	SOFR+675, 1.00% Floor	03/22/30	4,316	$ 3,372	$ 3,442	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	03/22/29	658	246	252	(9)(21)(23)(31)
					3,618	3,694	
Access Information							
Access CIG, LLC	Second Lien Secured Debt	SOFR+775, 0.00% Floor	02/27/26	15,900	15,859	15,701	(31)
AlpineX							
Alpinex Opco, LLC	First Lien Secured Debt	SOFR+626, 1.00% Floor	12/27/27	21,273	20,922	20,889	(9)(31)
	First Lien Secured Debt	SOFR+752, 1.00% Floor	12/27/27	630	614	614	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+626, 1.00% Floor	12/27/27	1,489	568	584	(9)(21)(23)(31)
					22,104	22,087	
Ambrosia Buyer Corp.							
Ambrosia Buyer Corp.	Second Lien Secured Debt	8.00%	08/28/25	21,429	15,201	2,207	(14)
AML Rightsource							
Gabriel Partners, LLC	First Lien Secured Debt	SOFR+615, 1.00% Floor	09/21/26	30,729	30,388	30,495	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+615, 1.00% Floor	09/21/26	665	258	259	(9)(21)(23)(30)(31)
					30,646	30,754	
Avenu							
ACP Avenu Buyer, LLC	First Lien Secured Debt	SOFR+625, 1.00% Floor	10/02/29	6,750	1,146	1,140	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	10/02/29	750	(20)	(21)	(8)(9)(21)(23)
					1,126	1,119	
Continuum							
Continuum Global Solutions, LLC	Preferred Equity - Preferred Equity	N/A	N/A	775 Shares	78	78	(9)(13)
Escalent							
M&M OPCO, LLC	First Lien Secured Debt	SOFR+810, 1.00% Floor	04/07/29	9,452	9,195	9,240	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+810, 1.00% Floor	04/07/29	476	(13)	(11)	(8)(9)(21)(23)
					9,182	9,229	

See notes to consolidated financial statements.

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Go1							
Apiom, Inc.	First Lien Secured Debt	SOFR+745, 2.00% Floor	05/02/28	2,500	2,482	2,481	(9)(17)(30)
HMA							
Health Management Associates Superholdings, Inc.	First Lien Secured Debt	SOFR+635, 1.00% Floor	03/30/29	4,624	4,016	4,025	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	03/30/29	284	(8)	(7)	(8)(9)(20)(21)(23)
					4,008	4,018	
IRP							
Precision Refrigeration & Air Conditioning LLC	First Lien Secured Debt	SOFR+690, 1.00% Floor	03/08/28	21,048	15,679	15,417	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+690, 1.00% Floor	03/08/28	1,705	828	801	(9)(21)(23)(31)
SMC IR Holdings, LLC	Common Equity - Common Stock	N/A	N/A	148 Shares	170	263	(9)
					16,677	16,481	
Jacent							
Jacent Strategic Merchandising	First Lien Secured Debt	SOFR+585 Cash plus 0.75% PIK, 1.00% Floor	04/23/24	22,263	22,231	21,807	(9)(30)(31)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	04/23/24	3,500	1,560	1,502	(9)(21)(23)(30)
	Common Equity - Common Stock	N/A	N/A	5,000 Shares	500	4	(9)(13)
JSM Equity Investors, L.P.	Preferred Equity - Class P Partnership Units	N/A	N/A	114 Shares	11	11	(9)(13)
					24,302	23,324	
Jones & Frank							
JF Acquisition, LLC	First Lien Secured Debt	SOFR+560, 1.00% Floor	07/31/26	12,964	12,887	12,823	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	07/31/26	1,569	(11)	(17)	(8)(9)(21)(23)
					12,876	12,806	
Naviga							
Naviga Inc. (fka Newscycle Solutions, Inc.)	First Lien Secured Debt	SOFR+710, 1.00% Floor	02/27/24	13,160	13,144	13,292	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	02/27/24	500	450	450	(9)(23)(31)
					13,594	13,742	
PSE							
Graffiti Buyer, Inc.	First Lien Secured Debt	SOFR+560, 1.00% Floor	08/10/27	8,305	8,203	8,222	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	08/10/27	1,307	434	437	(9)(21)(23)(31)
Graffiti Parent, LP	Common Equity - Common Stock	N/A	N/A	2,439 Shares	244	398	(9)(13)
					8,881	9,057	
PSI Services, LLC							
Lifelong Learner Holdings, LLC	First Lien Secured Debt	SOFR+590, 1.00% Floor	10/19/26	33,367	33,063	32,786	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+590, 1.00% Floor	10/20/25	2,985	2,962	2,945	(9)(21)(23)(31)
					36,025	35,731	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
SafetyCo							
HEF Safety Ultimate Holdings, LLC	First Lien Secured Debt	SOFR+575, 1.00% Floor	11/17/29	13,500	7,243	7,238	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	11/17/29	1,500	363	363	(9)(21)(23)(31)
					7,606	7,601	
SEER							
GS SEER Group Borrower LLC	First Lien Secured Debt	SOFR+675, 1.00% Floor	04/29/30	4,616	3,331	3,333	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	04/30/29	367	(10)	(10)	(8)(9)(21)(23)
GS SEER Group Holdings, LLC	Common Equity - Common Stock	N/A	N/A	42 Shares	42	39	(9)(13)(24)
					3,363	3,362	
Smith System							
Smith Topco, Inc.	First Lien Secured Debt	SOFR+600, 1.00% Floor	11/06/29	8,872	8,675	8,673	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	11/06/29	1,128	(25)	(25)	(8)(9)(21)(23)
					8,650	8,648	
Soliant							
Soliant Health, Inc.	Common Equity - Membership Interests	N/A	N/A	300 Shares	300	1,428	(9)
Trench Plate							
Trench Plate Rental Co.	First Lien Secured Debt	SOFR+560, 1.00% Floor	12/03/26	17,909	17,709	17,640	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+560, 1.00% Floor	12/03/26	1,818	573	564	(9)(20)(21)(23)(31)
Trench Safety Solutions Holdings, LLC	Common Equity - Common Stock	N/A	N/A	331 Shares	50	50	(9)(13)
					18,332	18,254	
US Legal Support							
US Legal Support Investment Holdings, LLC	Common Equity - Series A-1 Units	N/A	N/A	631,972 Shares	632	935	(9)(13)
USLS Acquisition, Inc.	First Lien Secured Debt	SOFR+590, 1.00% Floor	12/02/24	23,569	23,428	23,407	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+590, 1.00% Floor	12/02/24	1,608	952	954	(9)(20)(21)(23)(30)(31)
					25,012	25,296	
Wilson Language Training							
Owl Acquisition, LLC	First Lien Secured Debt	SOFR+540, 1.00% Floor	02/04/28	9,635	9,486	9,562	(9)(31)
Owl Parent Holdings, LLC	Common Equity - Common Stock	N/A	N/A	100 Shares	100	195	(9)(13)
					9,586	9,757	
				Total Business Services	$ 289,508	$ 276,855	

See notes to consolidated financial statements.
152

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Chemicals, Plastics & Rubber							
Carbonfree Chemicals SPE I LLC (f/k/a Maxus Capital Carbon SPE I							
Carbonfree Chemicals Holdings LLC (4)	Common Equity - Common Equity / Interest	N/A	N/A	1,246 Shares	$ 56,505	$ 18,727	(13)(16)(24)
FC2 LLC (4)	Common Equity - Common Stock	N/A	N/A	5 Shares	—	—	(13)(24)
	Secured Debt - Promissory Note	6.50%	10/14/27	12,500	12,500	12,501	
					69,005	31,228	
Westfall Technik, Inc.							
Westfall Technik, Inc.	First Lien Secured Debt	SOFR+760 Cash plus 0.75% PIK, 1.00% Floor	09/13/24	21,459	21,381	20,850	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+760 Cash plus 0.75% PIK, 1.00% Floor	09/13/24	2,042	2,037	1,984	(9)(23)(30)
					23,418	22,834	
		Total Chemicals, Plastics & Rubber			$ 92,423	$ 54,062	
Construction & Building							
Allstar Holdings							
Athlete Buyer, LLC	First Lien Secured Debt	SOFR+610, 1.00% Floor	04/26/29	5,323 $	$ 5,189	$ 5,190	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+610, 1.00% Floor	04/26/29	652	(14)	(16)	(8)(9)(21)(23)
					5,175	5,174	
Englert							
Gutter Buyer, Inc.	First Lien Secured Debt	SOFR+635, 1.00% Floor	03/06/25	28,669	28,525	28,125	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	03/06/24	2,727	2,622	2,615	(9)(20)(21)(23)(31)
Gutter Holdings, LP	Common Equity - Common Stock	N/A	N/A	500 Shares	500	137	(9)(13)
					31,647	30,877	
Pave America							
Pave America Interco, LLC (f/k/a Pavement Partners Interco, LLC)	First Lien Secured Debt	SOFR+690, 1.00% Floor	02/07/28	11,035	10,744	10,704	(9)(31)
	First Lien Secured Debt	SOFR+700, 1.00% Floor	02/07/28	1,438	1,402	1,394	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+690, 1.00% Floor	02/07/28	942	(24)	(28)	(8)(9)(21)(23)
					12,122	12,070	
Yak Access							
Yak Access LLC	First Lien Secured Debt - Revolver	SOFR+486, 1.00% Floor	09/10/27	5,000	1,187	1,225	(9)(21)(23)(30)
		Total Construction & Building			$ 50,131	$ 49,346	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Consumer Goods - Durable							
A&V							
A&V Holdings Midco, LLC	First Lien Secured Debt - Revolver	SOFR+461, 1.00% Floor	03/10/25	$ 1,505	$ 327	$ 337	(21)(23)(30)
KLO Holdings, LLC							
1244311 B.C. Ltd. (4)	First Lien Secured Debt	SOFR+500, 1.00% Floor	09/30/25	2,600	2,600	2,529	(17)(30)
	First Lien Secured Debt	SOFR+500 PIK, 1.00% Floor	09/30/25	1,248	1,248	1,211	(17)(30)
	Common Equity - Common Stock	N/A	N/A	1,000,032 Shares	1,000	1,087	(2)(13)(17)(24)
					4,848	4,827	
NSi Industries							
Wildcat BuyerCo, Inc.	First Lien Secured Debt	SOFR+575, 1.00% Floor	02/26/27	27,059	24,387	24,405	(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+575, 1.00% Floor	02/26/27	725	(7)	(14)	(8)(20)(21)(23)
Wildcat Parent LP	Common Equity - Common Stock	N/A	N/A	1,070 Shares	107	231	
					24,487	24,622	
Sorenson Holdings, LLC							
Sorenson Holdings, LLC	Common Equity - Membership Interests	N/A	N/A	587 Shares	—	595	
			Total Consumer Goods – Durable		$ 29,662	$ 30,381	
Consumer Goods - Non-durable							
3D Protein							
Protein For Pets Opco, LLC	First Lien Secured Debt - Revolver	SOFR+450, 1.00% Floor	05/31/24	$ 2,219	$ (5)	$ —	(9)(21)(23)
Dan Dee							
Project Comfort Buyer, Inc.	First Lien Secured Debt	SOFR+725, 1.00% Floor	02/01/25	18,172	18,041	17,888	(9)(32)
	First Lien Secured Debt	SOFR+710, 1.00% Floor	02/01/25	3,116	3,100	3,068	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	02/01/25	1,731	(8)	(27)	(8)(9)(21)(23)
	Preferred Equity - Preferred Equity	N/A	N/A	491,405 Shares	492	73	(9)(13)
					21,625	21,002	
LashCo							
Lash OpCo, LLC	First Lien Secured Debt	SOFR+710, 1.00% Floor	03/18/26	42,702	42,213	42,189	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	09/18/25	1,612	1,192	1,199	(9)(21)(23)(31)(32)
					43,405	43,388	
Paladone							
Paladone Group Bidco Limited	First Lien Secured Debt	SOFR+585, 1.00% Floor	11/12/27	6,937	6,843	6,853	(9)(17)(31)
	First Lien Secured Debt - Revolver	SON+585, 1.00% Floor	11/12/27	£ 353	(6)	(5)	(8)(9)(17)(21)(23)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	11/12/27	1,412	(18)	(17)	(8)(9)(17)(21)(23)
Paladone Group Holdings Limited	Common Equity - Common Stock	N/A	N/A	94,151 Shares	94	58	(9)(13)(17)
					6,913	6,889	

See notes to consolidated financial statements.

154

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Sequential Brands Group, Inc.							
Gainline Galaxy Holdings LLC	Common Equity - Common Stock	N/A	N/A	10,854 Shares	2,041	72	(13)(16)(17)
Galaxy Universal LLC	First Lien Secured Debt	SOFR+500, 1.00% Floor	11/12/26	1,241	1,224	1,235	(17)(31)
Sequential Brands Group, Inc.	Second Lien Secured Debt	8.75%	02/07/24	1,293	—	238	(14)(17)
Swisstech IP CO, LLC	First Lien Secured Debt	6.00% PIK	11/29/24	189	55	186	(17)
					3,320	1,731	
Suave							
Silk Holdings I Corp.	Common Equity - Common Stock	N/A	N/A	100 Shares	100	172	(9)(13)(24)
Silk Holdings III Corp.	First Lien Secured Debt	SOFR+775, 1.00% Floor	05/01/29	9,851	9,570	9,703	(9)(13)
	First Lien Secured Debt	SOFR+650, 1.00% Floor	05/01/29	20,125	—	—	(9)(23)
					9,670	9,875	
Village Pet Care							
Village Pet Care, LLC	First Lien Secured Debt	SOFR+650, 1.00% Floor	09/22/29	6,500	2,168	2,088	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	09/22/29	1,000	(19)	(25)	(8)(9)(21)(23)
					2,149	2,063	
		Total Consumer Goods – Non-durable			$ 87,077	$ 84,948	
Consumer Services							
Activ							
Activ Software Holdings, LLC	First Lien Secured Debt	SOFR+650, 1.00% Floor	05/04/27	$ 32,119	$ 31,633	$ 31,812	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	05/04/27	2,407	(27)	(24)	(8)(9)(21)(23)
					31,606	31,788	
Atlas Technical Consultants							
GI Apple Midco LLC	First Lien Secured Debt	SOFR+675, 1.00% Floor	04/19/30	4,426	3,593	3,642	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	04/19/29	556	295	300	(9)(20)(21)(23)(30)
					3,888	3,942	
Bird							
Bird Rides, Inc.	First Lien Secured Debt	SOFR+760, 1.00% Floor	07/12/25	13,118	13,032	12,725	(9)(30)
	First Lien Secured Debt	15.00% (6.00% Cash plus 9.00% PIK)	03/18/24	6,540	1,333	1,177	(9)(23)
	First Lien Secured Debt	15.00%	09/12/25	667	667	647	(9)
					15,032	14,549	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Clarus Commerce							
Marlin DTC-LS Midco 2, LLC	First Lien Secured Debt	SOFR+660, 1.00% Floor	07/01/25	21,410	21,250	21,232	(31)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	07/01/25	685	—	(6)	(8)(21)(23)
					21,250	21,226	
Go Car Wash							
Go Car Wash Management Corp.	First Lien Secured Debt	SOFR+635, 1.00% Floor	12/31/26	23,756	10,724	10,622	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	12/31/26	417	(1)	(7)	(8)(9)(21)(23)
					10,723	10,615	
Lending Point							
LendingPoint LLC	First Lien Secured Debt	SOFR+1065, 1.00% Floor	12/30/26	32,229	31,908	31,946	(9)(31)
	First Lien Secured Debt	SOFR+590, 1.00% Floor	12/30/26	4,167	4,140	4,131	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+590, 1.00% Floor	12/30/26	8,333	8,285	8,263	(9)(23)(31)
					44,333	44,340	
Renovo							
HomeRenew Buyer, Inc.	First Lien Secured Debt	SOFR+665, 1.00% Floor	11/23/27	15,323	15,116	14,863	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+665, 1.00% Floor	11/23/27	1,958	1,929	1,899	(9)(23)(31)
					17,045	16,762	
The Club Company							
Eldrickco Limited	First Lien Secured Debt	SON+603, 0.50% Floor	11/26/25	£ 14,858	15,695	15,566	(9)(17)(21)(23)(29)
	First Lien Secured Debt - Revolver	SON+603, 0.50% Floor	11/26/25	£ 356	415	447	(9)(17)(23)(29)
	First Lien Secured Debt - Revolver	SON+603, 0.50% Floor	05/26/25	£ 345	—	(5)	(8)(9)(17)(21)(23)
					16,110	16,008	
US Auto							
Auto Pool 2023 Trust (Del. Stat. Trust) (4)	Structured Products and Other - Membership Interests	N/A	02/28/29	N/A	27,865	30,621	(9)(25)
			Total Consumer Services		$ 187,852	$ 189,851	
Diversified Investment Vehicles, Banking, Finance, Real Estate							
Celink							
Compu-Link Corporation	First Lien Secured Debt - Revolver	SOFR+610, 1.00% Floor	06/11/24	$ 2,273	$ (5)	$ (43)	(8)(9)(21)(23)
Compu-Link Corporation (dba Celink)	First Lien Secured Debt	SOFR+610, 1.00% Floor	11/30/28	9,501	9,311	9,320	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+610, 1.00% Floor	11/30/28	610	(12)	(12)	(8)(9)(21)(23)
Peer Advisors, LLC	First Lien Secured Debt	SOFR+610, 1.00% Floor	06/11/24	5,114	5,101	5,016	(9)(30)
					14,395	14,281	

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Definiti LLC							
Greylock Holdings LLC	Common Equity - Common Stock	N/A	N/A	100,000 Shares	100	86	(9)(13)(24)
RHI Acquisition LLC	First Lien Secured Debt	SOFR+660, 1.00% Floor	03/16/29	9,192	6,343	6,230	(9)(21)(23)(32)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	03/16/29	660	(17)	(23)	(8)(9)(21)(23)
					6,426	6,293	
Golden Bear							
Golden Bear 2016-R, LLC (4)	Structured Products and Other - Membership Interests	N/A	09/20/42	N/A	17,128	10,712	(3)(17)
Purchasing Power, LLC							
Purchasing Power Funding I, LLC	First Lien Secured Debt - Revolver	SOFR+710, 0.00% Floor	02/24/25	9,113	9,112	9,113	(9)(23)(30)
Spectrum Automotive							
Shelby 2021 Holdings Corp.	First Lien Secured Debt	SOFR+586, 0.75% Floor	06/29/28	14,252	13,546	13,490	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+586, 0.75% Floor	06/29/27	420	(4)	(6)	(8)(9)(21)(23)
					13,542	13,484	
Total Diversified Investment Vehicles, Banking, Finance, Real Estate					$ 60,603	$ 53,883	
Energy - Electricity							
Renew Financial LLC (f/k/a Renewable Funding, LLC)							
AIC SPV Holdings II, LLC	Preferred Equity - Preferred Stock	N/A	N/A	142 Shares	$ 534	$ 109	(15)(17)
Renew Financial LLC (f/k/a Renewable Funding, LLC)	Common Equity - Common Stock	N/A	N/A	1,368,286 Shares	16,813	96	(13)(17)
Renew JV LLC	Common Equity - Membership Interests	N/A	N/A	305,832 Shares	306	412	(13)(17)
					17,653	617	
Solarplicity Group Limited (f/k/a AMP Solar UK)							
Solarplicity UK Holdings Limited	First Lien Secured Debt	4.00%	03/08/23	£ 5,562	7,231	2,146	(11)(14)(17)
	Preferred Equity - Preferred Stock	N/A	N/A	4,286 Shares	5,623	—	(2)(13)(17)
	Common Equity - Ordinary Shares	N/A	N/A	2,825 Shares	4	—	(2)(13)(17)
					12,858	2,146	
Total Energy – Electricity					$ 30,511	$ 2,763	
Energy - Oil & Gas							
Pelican							
Pelican Energy, LLC (4)	Common Equity - Membership Interests	N/A	N/A	1,444 Shares	11,802	140	(13)(16)(17)(24)

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Spotted Hawk							
SHD Oil & Gas, LLC (5)	Common Equity - Series C Units	N/A	N/A	50,952,525 Shares	43,454	346	(13)(16)(24)
	Common Equity - Series A Units	N/A	N/A	7,600,000 Shares	1,411	—	(13)(16)(24)
					44,865	346	
			Total Energy – Oil & Gas		$ 56,667	$ 486	
Healthcare & Pharmaceuticals							
83bar							
83Bar, Inc.	First Lien Secured Debt	SOFR+586, 1.50% Floor	07/02/26	$ 3,108	$ 3,101	$ 3,054	(9)(30)
Akoya							
Akoya Biosciences, Inc.	First Lien Secured Debt	SOFR+691, 2.50% Floor	11/01/27	22,500	22,493	22,498	(9)(30)
Alcami							
Alcami Corporation	First Lien Secured Debt	SOFR+710, 1.00% Floor	12/21/28	8,822	7,872	7,960	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	12/21/28	1,096	(32)	(22)	(8)(9)(21)(23)
					7,840	7,938	
Carbon6							
Carbon6 Technologies, Inc.	Preferred Equity - Preferred Equity	N/A	N/A	280,899 Shares	250	250	(9)(13)
Cato Research							
LS Clinical Services Holdings, Inc.	First Lien Secured Debt	SOFR+651 Cash plus 1.00% PIK, 1.00% Floor	12/16/27	13,285	13,074	12,696	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+651 Cash plus 1.00% PIK, 1.00% Floor	06/16/27	1,875	719	672	(9)(21)(23)(31)
					13,793	13,368	
Celerion							
Celerion Buyer, Inc.	First Lien Secured Debt	SOFR+650, 0.75% Floor	11/05/29	9,280	7,763	7,908	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 0.75% Floor	11/03/28	639	(16)	(6)	(8)(9)(21)(23)
					7,747	7,902	
Cerus							
Cerus Corporation	First Lien Secured Debt	SOFR+660, 1.80% Floor	03/01/28	16,500	16,464	16,500	(9)(17)(30)
	First Lien Secured Debt	SOFR+660, 1.00% Floor	03/01/28	6,000	1,474	1,500	(9)(17)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+385, 1.00% Floor	03/01/28	2,000	1,761	1,763	(9)(17)(21)(23)(30)
					19,699	19,763	
CNSI							
Acentra Holdings, LLC (fka CNSI Holdings, LLC)	First Lien Secured Debt	SOFR+650, 0.50% Floor	12/15/28	17,820	17,287	17,462	(9)(31)
	First Lien Secured Debt	SOFR+650, 0.50% Floor	12/17/28	4,000	3,920	3,920	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 0.50% Floor	12/17/27	2,000	677	693	(9)(21)(23)(30)
					21,884	22,075	

See notes to consolidated financial statements.
158

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Compass Health							
Roscoe Medical, Inc	First Lien Secured Debt	SOFR+636, 1.00% Floor	09/30/24	7,468	7,199	7,281	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+636, 1.00% Floor	09/30/24	1,393	480	498	(9)(23)(30)
					7,679	7,779	
EmpiRx							
EmpiRx Health LLC	First Lien Secured Debt	SOFR+510, 1.00% Floor	08/05/27	8,909	8,784	8,865	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+510, 1.00% Floor	08/05/27	909	(11)	(5)	(8)(9)(20)(21)(23)
					8,773	8,860	
ExactCare							
ExactCare Parent, Inc.	First Lien Secured Debt	SOFR+650, 1.00% Floor	11/03/29	18,033	17,543	17,537	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	11/03/29	1,967	(53)	(54)	(8)(9)(21)(23)
					17,490	17,483	
Gateway Services							
Gateway US Holdings, Inc.	First Lien Secured Debt	SOFR+665, 0.75% Floor	09/22/26	9,632	9,565	9,585	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+665, 0.75% Floor	09/22/26	304	(2)	(2)	(8)(9)(21)(23)
					9,563	9,583	
Gossamer							
GB001, Inc.	First Lien Secured Debt	SOFR+711, 2.00% Floor	01/01/25	26,516	2,477	2,516	(9)(17)(23)(30)
Health & Safety Institute							
HSI HALO Acquisition, Inc.	First Lien Secured Debt	SOFR+585, 1.00% Floor	08/31/26	16,101	15,950	15,862	(9)(31)
	First Lien Secured Debt	SOFR+635, 1.00% Floor	08/31/26	2,441	2,400	2,429	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	09/02/25	677	675	674	(9)(23)(32)
	First Lien Secured Debt - Revolver	P+475	09/02/25	135	135	135	(9)(23)(28)
	Common Equity - Common Stock	N/A	N/A	500 Shares	31	1,356	(9)(13)
HSI Halo Holdings, LLC	Common Equity - Common Stock	N/A	N/A	104 Shares	16	14	(9)(13)
					19,207	20,470	
KureSmart							
Clearway Corporation (f/k/a NP/Clearway Holdings, Inc.)	Common Equity - Common Stock	N/A	N/A	133 Shares	133	242	(9)(13)
Kure Pain Holdings, Inc.	First Lien Secured Debt	SOFR+610, 1.00% Floor	08/27/25	21,269	21,171	21,264	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+610, 1.00% Floor	08/27/24	2,654	(10)	—	(9)(21)(23)
					21,294	21,506	
LucidHealth							
Premier Imaging, LLC	First Lien Secured Debt	SOFR+611, 1.00% Floor	01/02/25	8,032	7,972	7,932	(9)(31)

See notes to consolidated financial statements.
159

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Mannkind Corporation							
Mannkind Corporation	First Lien Secured Debt	SOFR+635, 1.00% Floor	08/01/25	11,556	11,523	11,555	(9)(26)(30)
	Common Equity - Common Stock	N/A	N/A	334,226 Shares	76	1,217	(9)(10)(13)(17)
					11,599	12,772	
Maxor National Pharmacy Services, LLC							
Maxor National Pharmacy Services, LLC	First Lien Secured Debt	SOFR+700, 1.00% Floor	03/01/29	13,319	12,956	12,986	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+700, 1.00% Floor	03/01/29	1,530	(40)	(38)	(8)(9)(21)(23)
Maxor Topco, L.P.	Preferred Equity - Preferred Equity	N/A	N/A	50,000 Shares	50	60	(9)(13)(24)
					12,966	13,008	
Medical Guardian							
Medical Guardian, LLC	First Lien Secured Debt	SOFR+635, 1.00% Floor	10/26/26	35,562	30,499	30,444	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	10/26/26	3,810	519	514	(9)(21)(23)(30)
					31,018	30,958	
Midwest Vision							
Midwest Vision Partners Management, LLC	First Lien Secured Debt	SOFR+665, 1.00% Floor	01/12/27	21,624	21,358	21,083	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+665, 1.00% Floor	01/12/27	612	605	595	(9)(23)(31)
					21,963	21,678	
Orchard							
Orchard Therapeutics PLC	First Lien Secured Debt	SOFR+605, 1.00% Floor	05/28/26	7,595	7,580	8,006	(9)(17)(30)
Partner Therapeutics, Inc							
Partner Therapeutics, Inc	Preferred Equity - Preferred Equity	N/A	N/A	55,556 Shares	333	399	(9)(13)
	Warrants - Warrants			73,333 Shares	389	199	(9)(13)
					722	598	
PHS							
PHS Buyer, Inc.	First Lien Secured Debt	SOFR+610 Cash plus 1.50% PIK, 1.00% Floor	01/31/27	23,908	23,643	23,848	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+610 Cash plus 1.50% PIK, 1.00% Floor	01/31/27	2,000	1,301	1,330	(9)(21)(23)(30)
					24,944	25,178	
RHA Health Services							
Pace Health Companies, LLC	First Lien Secured Debt	SOFR+640, 1.00% Floor	08/02/25	3,731	3,707	3,667	(9)(31)
	First Lien Secured Debt	SOFR+665, 1.00% Floor	08/02/25	2,500	1,567	1,563	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+640, 1.00% Floor	08/02/25	500	(5)	(9)	(8)(9)(20)(21)(23)
					5,269	5,221	
Rigel Pharmaceuticals							
Rigel Pharmaceuticals, Inc.	First Lien Secured Debt	SOFR+576, 1.50% Floor	09/01/26	18,000	17,998	18,000	(9)(30)

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Team Select							
TS Investors, LLC	First Lien Secured Debt	SOFR+660, 1.00% Floor	05/04/29	2,306	1,872	1,913	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	05/04/29	185	(5)	(2)	(8)(9)(21)(23)
					1,867	1,911	
TELA Bio, Inc.							
TELA Bio, Inc.	First Lien Secured Debt	SOFR+635, 1.00% Floor	05/01/27	16,667	13,283	13,333	(9)(23)(30)
TersSera							
TerSera Therapeutics LLC	First Lien Secured Debt	SOFR+675, 1.00% Floor	04/04/29	13,860	13,478	13,756	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	04/04/29	1,140	(30)	(9)	(8)(9)(21)(23)
					13,448	13,747	
TissueTech							
TissueTech, Inc.	First Lien Secured Debt	SOFR+586, 1.00% Floor	04/01/27	17,500	12,205	12,250	(9)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+411, 1.00% Floor	04/01/27	1,000	497	500	(9)(21)(23)(30)
					12,702	12,750	
Treace							
Treace Medical Concepts, Inc.	First Lien Secured Debt	SOFR+610, 1.00% Floor	04/01/27	35,000	14,528	14,146	(9)(17)(23)(27)(30)
	First Lien Secured Debt - Revolver	SOFR+410, 1.00% Floor	04/01/27	3,000	390	355	(9)(17)(21)(23)(27)(30)
					14,918	14,501	
Unchained Labs							
Unchained Labs, LLC	First Lien Secured Debt	SOFR+555, 1.00% Floor	08/09/27	4,121	4,079	4,080	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+555, 1.00% Floor	08/09/27	726	(9)	(7)	(8)(9)(21)(23)
					4,070	4,073	
US Fertility							
US Fertility Enterprises, LLC	First Lien Secured Debt	SOFR+660, 1.00% Floor	12/21/27	2,958	2,896	2,913	(9)(30)(31)
	First Lien Secured Debt - Revolver	SOFR+651, 1.00% Floor	12/21/27	63	28	28	(9)(21)(23)(31)
					2,924	2,941	
ViewRay							
ViewRay Inc.	First Lien Secured Debt	3.50%	11/01/27	9,583	7,852	717	(9)(14)(17)
WellDyneRx, LLC							
WelldyneRX, LLC	First Lien Secured Debt	SOFR+685, 0.75% Floor	03/09/27	17,761	17,499	17,272	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+685, 0.75% Floor	03/09/26	1,923	(21)	(53)	(8)(9)(21)(23)
					17,478	17,219	
		Total Healthcare & Pharmaceuticals			$ 413,863	$ 409,588	

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
High Tech Industries							
Acronis AG							
ACRONIS AG	First Lien Secured Debt	SOFR+595, 1.00% Floor	04/01/27	$ 21,000	$ 20,945	$ 21,000	(9)(17)(30)
American Megatrends							
AMI US Holdings Inc.	First Lien Secured Debt	SOFR+535, 1.00% Floor	04/01/25	21,044	20,925	21,044	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+535, 0.00% Floor	04/01/24	2,907	(3)	—	(9)(21)(23)
					20,922	21,044	
BarTender							
Sigma Buyer LLC	First Lien Secured Debt	SOFR+675, 0.75% Floor	01/04/28	5,955	5,804	5,940	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+675, 0.75% Floor	01/04/28	1,500	64	96	(9)(21)(23)(32)
					5,868	6,036	
Calero Holdings, Inc.							
Telesoft Holdings, LLC	First Lien Secured Debt	SOFR+585, 1.00% Floor	12/16/25	21,875	21,696	21,548	(30)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	12/16/25	2,273	308	291	(21)(23)(30)
					22,004	21,839	
ChyronHego Corporation							
ChyronHego Corporation (5)	Preferred Equity - Preferred Equity	N/A	N/A	7,800 Shares	6,000	20,628	(13)(24)
ChyronHego US Holding Corporation (5)	First Lien Secured Debt	SOFR+350, 1.75% Floor	06/30/26	106,906	106,690	106,906	(31)
	First Lien Secured Debt - Revolver	P+600	06/30/26	5,000	1,300	1,300	(21)(23)(28)
					113,990	128,834	
Dairy.com							
Momentx Corporation	First Lien Secured Debt	SOFR+585, 1.00% Floor	06/24/27	15,046	14,859	14,886	(9)(31)
	First Lien Secured Debt	SOFR+635, 1.00% Floor	06/24/27	1,357	1,333	1,357	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	06/24/27	1,257	1,242	1,243	(9)(23)(31)
					17,434	17,486	
Digital.ai							
Digital.ai Software Holdings, Inc.	First Lien Secured Debt	SOFR+710, 1.00% Floor	02/10/27	21,960	21,589	21,356	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	02/10/27	2,419	990	950	(9)(21)(23)(31)
					22,579	22,306	
GoHealth							
Norvax, LLC	First Lien Secured Debt - Revolver	SOFR+660, 1.00% Floor	09/13/24	3,182	(11)	—	(9)(21)(23)

See notes to consolidated financial statements.
162

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Gtreasury							
G Treasury SS LLC	First Lien Secured Debt	SOFR+600, 1.00% Floor	06/29/29	2,250	208	205	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	06/29/29	250	(5)	(5)	(8)(9)(21)(23)
					203	200	
International Cruise & Excursion Gallery, Inc.							
International Cruise & Excursion Gallery, Inc.	First Lien Secured Debt	SOFR+535, 1.00% Floor	06/06/25	14,175	14,105	13,935	(31)
Litify							
Litify Holdings Inc.	Common Equity - Common Stock	N/A	N/A	217,892 Shares	107	255	(9)(13)(24)
Litify LLC	First Lien Secured Debt	SOFR+710, 1.00% Floor	02/02/29	11,667	11,354	11,346	(9)(31)
	First Lien Secured Debt	SOFR+760, 1.00% Floor	02/02/29	7,500	7,278	7,313	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+710, 1.00% Floor	02/02/29	833	(21)	(23)	(8)(9)(21)(23)
					18,718	18,891	
Modern Campus							
Destiny Solutions U.S., Inc.	First Lien Secured Debt	SOFR+585, 1.00% Floor	06/08/26	25,382	25,031	24,935	(19)(30)
RMCF IV CIV XXXV, L.P.	Common Equity - Common Stock	N/A	N/A	482 Shares	1,000	1,745	(13)
					26,031	26,680	
MYCOM							
Magnate Holding Corp.	First Lien Secured Debt	SOFR+615, 0.50% Floor	12/16/24	18,873	18,858	18,790	(9)(17)(31)
	First Lien Secured Debt - Revolver	SOFR+615, 0.50% Floor	02/14/24	3,150	3,146	3,145	(9)(17)(23)(31)
					22,004	21,935	
New Era Technology, Inc.							
New Era Technology, Inc.	First Lien Secured Debt	SOFR+640, 1.00% Floor	10/31/26	31,911	31,550	31,111	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+640, 1.00% Floor	10/30/26	1,732	(19)	(43)	(8)(9)(21)(23)
					31,531	31,068	
Omada							
Omada Health, Inc.	First Lien Secured Debt	SOFR+710, 2.50% Floor	06/01/28	2,900	1,423	1,422	(9)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+410, 2.50% Floor	06/01/28	100	4	4	(9)(21)(23)(30)
					1,427	1,426	
Pro Vigil							
Pro-Vigil Holding Company, LLC	First Lien Secured Debt	SOFR+860, 1.00% Floor	01/11/25	22,939	22,699	22,744	(9)(31)
Schlesinger Group							
Schlesinger Global, LLC	First Lien Secured Debt	SOFR+615 Cash plus 1.00% PIK, 1.00% Floor	07/12/25	10,260	10,175	10,200	(9)(31)
	First Lien Secured Debt	SOFR+790, 1.00% Floor	07/12/25	944	937	944	(9)(31)
					11,112	11,144	

See notes to consolidated financial statements.
163

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Simeio							
Simeio Group Holdings, Inc.	First Lien Secured Debt	SOFR+585, 1.00% Floor	02/02/26	8,116	8,069	8,015	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	02/02/26	1,731	1,146	1,125	(9)(21)(23)(30)
					9,215	9,140	
Sirsi Corporation							
Sirsi Corporation	First Lien Secured Debt	SOFR+635, 1.00% Floor	03/15/25	4,658	4,655	4,611	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	03/15/25	429	(1)	(4)	(8)(9)(21)(23)
					4,654	4,607	
Springbrook							
Springbrook Holding Company, LLC	First Lien Secured Debt	SOFR+561, 1.00% Floor	12/23/26	15,647	15,494	15,406	(31)
	First Lien Secured Debt	SOFR+661, 1.00% Floor	12/23/26	2,331	2,306	2,341	(30)
	First Lien Secured Debt - Revolver	SOFR+561, 1.00% Floor	12/23/26	1,463	(11)	(23)	(8)(21)(23)
					17,789	17,724	
UpStack							
Upstack Holdco Inc.	First Lien Secured Debt	SOFR+635, 1.00% Floor	08/20/27	31,390	30,819	31,076	(9)(32)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	08/20/27	3,000	849	870	(9)(20)(21)(23)
					31,668	31,946	
			Total High Tech Industries		$ 434,887	$ 449,985	
Hotel, Gaming, Leisure, Restaurants							
Cave							
Cave Enterprises Operations, LLC	First Lien Secured Debt	SOFR+660, 1.50% Floor	08/09/28	$ 9,971	$ 8,484	$ 8,635	(9)(23)(30)
CircusTrix							
CircusTrix Holdings LLC	First Lien Secured Debt	SOFR+675, 1.00% Floor	07/18/28	3,998	943	938	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+675, 1.00% Floor	07/18/28	1,000	(23)	(15)	(8)(9)(21)(23)
					920	923	
Guernsey							
Guernsey Holdings SDI LA LLC	First Lien Secured Debt	6.95%	11/18/26	1,821	1,810	1,716	(9)
	First Lien Secured Debt	SOFR+595, 1.00% Floor	11/18/26	1,167	—	—	(9)(23)
					1,810	1,716	
PARS Group LLC							
PARS Group LLC	First Lien Secured Debt	SOFR+685, 1.50% Floor	04/03/28	9,932	8,869	8,831	(9)(23)(30)
Taco Cabana							
YTC Enterprises, LLC	First Lien Secured Debt	SOFR+636, 1.00% Floor	08/16/26	9,483	9,412	9,294	(9)(30)
			Total Hotel, Gaming, Leisure, Restaurants		$ 29,495	$ 29,399	

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Insurance							
High Street Insurance							
High Street Buyer, Inc.	First Lien Secured Debt	SOFR+590, 0.75% Floor	04/14/28	$ 29,582	$ 29,207	$ 29,138	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+590, 0.75% Floor	04/16/27	2,203	(24)	(33)	(8)(9)(21)(23)
					29,183	29,105	
PGM Holdings Corporation							
Turbo Buyer, Inc.	First Lien Secured Debt	SOFR+625, 1.00% Floor	12/02/25	18,887	18,703	18,462	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+625, 1.00% Floor	12/02/25	923	(7)	(21)	(8)(9)(21)(23)
					18,696	18,441	
				Total Insurance	$ 47,879	$ 47,546	
Manufacturing, Capital Equipment							
AVAD, LLC							
Surf Opco, LLC	First Lien Secured Debt - Revolver	SOFR+411, 1.00% Floor	03/17/26	$ 20,000	$ 15,820	$ 15,786	(9)(16)(20)(21)(23)(30)
	Preferred Equity - Class P-1 Preferred	N/A	N/A	33,333 Shares	3,333	6,667	(9)(13)(16)
	Preferred Equity - Class P-2 Preferred	N/A	N/A	85,164 Shares	8,516	3,964	(9)(13)(16)
	Common Equity - Class A-1 Common	N/A	N/A	3,333 Shares	—	185	(9)(13)(16)
					27,669	26,602	
Carlisle Fluid Technologies							
LSF12 Donnelly Bidco, LLC	First Lien Secured Debt	SOFR+650, 1.00% Floor	10/02/29	14,963	14,601	14,588	(9)(30)
International Wire Group							
IW Buyer LLC	First Lien Secured Debt	SOFR+685, 1.00% Floor	06/28/29	2,096	2,037	2,054	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+685, 1.00% Floor	06/28/29	393	(11)	(8)	(8)(9)(20)(21)(23)
					2,026	2,046	
Kauffman							
Kauffman Holdco, LLC	Common Equity - Common Stock	N/A	N/A	250,000 Shares	250	248	(9)
Kauffman Intermediate, LLC	First Lien Secured Debt	SOFR+585, 1.00% Floor	05/08/25	15,976	15,894	15,779	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	05/08/25	1,243	311	295	(9)(21)(20)(23)(30)
					16,455	16,322	
MedPlast Holdings Inc.							
Viant Medical Holdings, Inc. (fka MedPlast Holdings, Inc.)	Second Lien Secured Debt	SOFR+786, 0.00% Floor	07/02/26	8,000	7,976	7,710	(30)
				Total Manufacturing, Capital Equipment	$ 68,727	$ 67,268	
Retail							
IPS							
SI Holdings, Inc.	First Lien Secured Debt	SOFR+610, 1.00% Floor	12/30/27	$ 30,789	$ 30,311	$ 30,460	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+610, 1.00% Floor	12/30/27	3,413	503	469	(9)(21)(23)(30)
				Total Retail	$ 30,814	$ 30,929	

See notes to consolidated financial statements.

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Telecommunications							
MCA							
Mobile Communications America, Inc.	First Lien Secured Debt	SOFR+600, 1.00% Floor	10/16/29	$ 11,141	$ 2,338	$ 2,330	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	10/16/29	1,359	(33)	(34)	(8)(9)(21)(23)
					2,305	2,296	
Securus Technologies Holdings, Inc.							
Securus Technologies Holdings, Inc.	Second Lien Secured Debt	SOFR+865, 1.00% Floor	11/01/25	7,266	7,238	6,031	(31)
			Total Telecommunications		$ 9,543	$ 8,327	
Transportation - Cargo, Distribution							
Beacon Mobility							
Beacon Mobility Corp.	First Lien Secured Debt	SOFR+635, 1.00% Floor	12/31/25	$ 37,049	$ 36,895	$ 36,940	(9)(31)
	First Lien Secured Debt - Revolver	4.10%	05/22/24	55,000	—	—	(9)(22)(23)
	First Lien Secured Debt - Revolver	SOFR+635, 1.00% Floor	12/31/25	4,145	(42)	(15)	(8)(9)(20)(21)(23)
					36,853	36,925	
Camin Cargo							
Camin Cargo Control Holdings, Inc.	First Lien Secured Debt	SOFR+600, 1.00% Floor	12/06/29	$ 4,000	$ 945	$ 911	(9)(21)(23)(30)
	First Lien Secured Debt - Revolver	SOFR+600, 1.00% Floor	12/06/29	1,000	(22)	(22)	(8)(9)(21)(23)
					923	889	
Heniff and Superior							
Heniff Holdco, LLC	First Lien Secured Debt	SOFR+585, 1.00% Floor	12/03/26	29,443	29,153	29,296	(9)(31)
	First Lien Secured Debt - Revolver	SOFR+585, 1.00% Floor	12/03/24	3,925	1,488	1,495	(9)(20)(21)(23)(30)
					30,641	30,791	
IronClad							
Ironhorse Purchaser, LLC	First Lien Secured Debt	SOFR+650, 1.00% Floor	09/30/27	4,517	2,978	2,977	(9)(21)(23)(31)
	First Lien Secured Debt - Revolver	SOFR+650, 1.00% Floor	09/30/27	483	268	268	(9)(20)(21)(23)(31)
					3,246	3,245	
MSEA Tankers LLC							
MSEA Tankers LLC (5)	Common Equity - Class A Units	N/A	N/A		15,791	45	(13)(17)(18)(24)
		Total Transportation – Cargo, Distribution			$ 87,454	$ 71,895	
Utilities - Electric							
Congruex							
Congruex Group LLC	First Lien Secured Debt	SOFR+590, 0.75% Floor	05/03/29	$ 14,775	$ 14,489	$ 14,369	(9)(31)
			Total Utilities – Electric		$ 14,489	$ 14,369	

See notes to consolidated financial statements.
166

(In thousands, except share data)

Industry/Company	Investment Type	Interest Rate	Maturity Date	Par/Shares (12)	Cost (34)	Fair Value (1)(35)	
Wholesale							
Banner Solutions							
Banner Buyer, LLC	First Lien Secured Debt	SOFR+585, 1.00% Floor	10/31/25	$ 15,025	$ 14,933	$ 14,934	(9)(30)
	First Lien Secured Debt - Revolver	SOFR+585, 0.00% Floor	10/31/25	1,935	(13)	(12)	(8)(9)(21)(23)
Banner Parent Holdings, Inc.	Common Equity - Common Stock	N/A	N/A	6,125 Shares	613	549	(9)(13)
					15,533	15,471	
Thomas Scientific							
BSP-TS, LP	Preferred Equity - Preferred Equity	N/A	N/A	17 Shares	17	18	(9)(13)(24)
	Common Equity - Common Stock	N/A	N/A	185 Shares	185	161	(9)(13)
Thomas Scientific, LLC	First Lien Secured Debt	SOFR+640, 1.00% Floor	12/14/27	31,254	30,809	30,735	(9)(31)
	First Lien Secured Debt - Revolver	P+525	12/14/27	2,963	405	395	(9)(21)(23)(28)
					31,416	31,309	
				Total Wholesale	$ 46,949	$ 46,780	
Total Investments before Cash Equivalents					$ 2,538,142	$ 2,334,199	
J.P. Morgan U.S. Government Money Market Fund		N/A	N/A	140	$ 140	$ 140	(34)
Goldman Sachs Financial Square Government Fund		N/A	N/A	112	$ 112	$ 112	(34)
Total Investments after Cash Equivalents					**$ 2,538,394**	**$ 2,334,451**	(6)(7)

---

(1) Fair value is determined in good faith by or under the direction of the board of directors of the Company (the "Board") (See **Note 2** to the consolidated financial statements).

(2) Preferred and ordinary shares in Solarplicity UK Holdings Limited are GBP denominated equity investments. Common shares in 1244311 B.C. Ltd. are CAD denominated equity investments.

(3) Denotes investments in which the Company owns greater than 25% of the equity, where the governing documents of each entity preclude the Company from exercising a controlling influence over the management or policies of such entity. The Company does not have the right to elect or appoint more than 25% of the directors or another party has the right to elect or appoint more directors than the Company and has the right to appoint certain members of senior management. Therefore, the Company has determined that these entities are not controlled affiliates. As of December 31, 2024, we had a 100% equity ownership interest in Golden Bear 2016-R, LLC, a collateralized loan obligation.

(In thousands, except share data)

(4) Denotes investments in which we are an "Affiliated Person," as defined in the 1940 Act, due to holding the power to vote or owning 5% or more of the outstanding voting securities of the investment but not controlling the company. Fair value as of December 31, 2022 and December 31, 2023 along with transactions during the twelve months ended December 31, 2023 in these affiliated investments are as follows:

Name of Issuer	Fair Value at December 31, 2022	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at December 31, 2023	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
1244311 B.C. Ltd., Common Stock	$ 339	$ —	$ —	$ 748	$ 1,087	$ —	$ —
1244311 B.C. Ltd., Term Loan	3,830	115	(378)	173	3,740	—	421
AIC SPV Holdings II, LLC, Preferred Equity*	74	—	(74)	—	—	—	—
Carbonfree Chemicals Holdings LLC, Common Stock	20,202	—	—	(1,475)	18,727	—	—
FC2 LLC, Term Loan	12,500	—	—	1	12,501	—	817
FC2 LLC, Common Stock	—	—	—	—	—	—	—
Golden Bear 2016-R, LLC, Membership Interests	9,413	131	—	1,168	10,712	—	—
GSC Technologies Inc., Term Loan	177	7	(198)	14	—	—	13
Pelican Energy, LLC, Common Stock	195	—	(469)	414	140	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series B Preferred Stock*	—	—	—	—	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series D Preferred Stock*	—	—	—	—	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Series E Preferred Stock	—	—	—	—	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Preferred Equity*	1,961	—	(1,961)	—	—	—	—
Renew Financial LLC (f/k/a Renewable Funding, LLC), Common Stock*	—	—	—	—	—	—	—
Renew JV LLC, Membership Interests*	449	—	(449)	—	—	—	—
Auto Pool 2023 Trust (Del. Stat. Trust)	—	29,946	(2,082)	2,757	30,621	—	1,010
	$ 49,141	$ 30,199	$ (5,611)	$ 3,799	$ 77,528	$ —	$ 2,261

* As of December 31, 2023 this investment was not considered to be an "Affiliated Person" to the Company. The Company's ownership of, or power to vote, the outstanding voting securities of the investment was reduced below 5% during the current period.

● Gross additions include increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

■ Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

(In thousands, except share data)

(5) Denotes investments in which we are deemed to exercise a controlling influence over the management or policies of a company, as defined in the 1940 Act, due to beneficially owning, either directly or through one or more controlled companies, more than 25% of the outstanding voting securities of the investment. Fair value as of December 31, 2022 and December 31, 2023 along with transactions during the twelve months ended December 31, 2023 in these controlled investments are as follows:

Name of Issuer	Fair Value at December 31, 2022	Gross Additions ●	Gross Reductions ■	Net Change in Unrealized Gains (Losses)	Fair Value at December 31, 2023	Net Realized Gains (Losses)	Interest/ Dividend/ Other Income
Majority Owned Company							
ChyronHego Corporation, Preferred Equity	$ 22,500	$ —	$ —	$ (1,872)	$ 20,628	$ —	$ —
ChyronHego Corporation, Revolver	8,956	1,044	(9,989)	(11)	—	—	440
ChyronHego Corporation, Term Loan	91,042	1,246	(91,833)	(455)	—	—	4,823
ChyronHego US Holding Corporation, Term Loan	—	106,691	—	215	106,906	—	5,379
ChyronHego US Holding Corporation, Revolver	—	1,300	—	—	1,300	—	18
Merx Aviation Finance, LLC, Letter of Credit	—	—	—	—	—	—	30
Merx Aviation Finance, LLC, Membership Interests	111,446	—	—	5,597	117,043	—	—
Merx Aviation Finance, LLC, Revolver	150,000	—	(75,926)	2	74,076	—	8,321
MSEA Tankers LLC, Class A Units	4,256	—	(3,605)	(606)	45	—	—
Controlled Company							
SHD Oil & Gas, LLC, Series C Units	580	—	—	(234)	346	—	—
SHD Oil & Gas, LLC, Series A Units	—	—	—	—	—	—	—
	$ 388,780	$ 110,281	$ (181,353)	$ 2,636	$ 320,344	$ —	$ 19,011

● Gross additions include increases in the basis of investments resulting from new portfolio investments, payment-in-kind interest or dividends, the accretion of discounts, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category.

■ Gross reductions include decreases in the basis of investments resulting from principal collections related to investment repayments or sales, the amortization of premiums, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category.

As of December 31, 2023, the Company had an 87%, 100%, 100% and 38% equity ownership interest in ChyronHego Corporation; Merx Aviation Finance, LLC; MSEA Tankers, LLC; and SHD Oil & Gas, LLC (f/k/a Spotted Hawk Development LLC), respectively.

See notes to consolidated financial statements.
169

(In thousands, except share data)

(6) Aggregate gross unrealized gain and loss for federal income tax purposes is $60,869 and $271,663, respectively. Net unrealized loss is $210,794 based on a tax cost of $2,545,245.

(7) Substantially all securities are pledged as collateral to the Company's credit facilities (see **Note 7** to the consolidated financial statements). For investments that are pledged to the Company's credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities. As such, these securities are not available as collateral to our general creditors.

(8) The negative fair value is the result of the commitment being valued below par.

(9) These are co-investments made with the Company’s affiliates in accordance with the terms of the exemptive order the Company received from the Securities and Exchange Commission (the “SEC”) permitting us to do so. (See **Note 4** to the consolidated financial statements for discussion of the exemptive order from the SEC.)

(10) Other than the investments noted by this footnote, the fair value of the Company’s investments is determined using unobservable inputs that are significant to the overall fair value measurement. See **Note 2** to the consolidated financial statements for more information regarding ASC 820, Fair Value Measurements (“ASC 820”).

(11) These investments have a maturity date prior to the end of the current period. Sonar Entertainment is expected to be paid down in a series of payments subsequent to the stated maturity date. Additional proceeds are expected from Crowne Automotive and Solarplicity Group after the resolution of bankruptcy proceedings, or other corporate actions, at each respective issuer.

(12) Par amount is denominated in USD unless otherwise noted, Euro (“€”), British Pound (“£”), Canadian Dollar (“C$”), and Australian Dollar (“A$”) .

(13) Non-income producing security.

(14) Non-accrual status (See **Note 2** to the consolidated financial statements).

(15) The underlying investments of AIC SPV Holdings II, LLC is a securitization in which the Company owns preferred shares representing 14.25% economic interest.

(16) AIC Spotted Hawk Holdings, LLC, AIC SHD Holdings, LLC, AIC Pelican Holdings, LLC, AIC SB Holdings LLC and AP Surf Investments, LLC are wholly owned special purpose vehicles which only hold investments of the underlying portfolio companies and have no other significant assets or liabilities. AIC Spotted Hawk Holdings, LLC holds equity and debt investments in SHD Oil & Gas, LLC. AIC SHD Holdings LLC holds equity investments in SHD Oil & Gas, LLC. and equity investments in both Carbonfree Chemicals Holdings, LLC and Carbonfree Chemicals SA, LLC. AIC Pelican Holdings, LLC holds an equity investment in Pelican Energy, LLC. AP Surf Investments, LLC holds equity investments in Surf Opco, LLC. AIC SB Holdings LLC holds equity investments in Gainline Galaxy Holdings LLC.

(17) Investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2023, non-qualifying assets represented approximately 5.5% of the total assets of the Company.

(18) As of December 31, 2023, MSEA Tankers, LLC had various classes of limited liability interests outstanding of which the Company holds Class A-1 and Class A-2 units which are identical except that Class A-1 unit is voting and Class A-2 unit is non-voting. The units entitle the Company to appoint two out of three managers to the board of managers.

(19) In addition to the interest earned based on the stated rate of this loan, the Company may be entitled to receive additional interest as a result of its arrangement with other lenders in a syndication.

(20) As of December 31, 2023, there were letters of credit issued and outstanding through the Company under Senior Secured Facility.

(21) The undrawn portion of these committed revolvers and delayed draw term loans includes a commitment and unused fee rate.

(22) A letter of credit associated with this investment has been issued through the Company’s Senior Secured Facility. In the event of draw of funds the related funding would be pro-rated for all existing lenders in the investment.

See notes to consolidated financial statements.
170

(In thousands, except share data)

(23) As of December 31, 2023, the Company had the following commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See **Note 9** to the consolidated financial statements for further information on revolving and delayed draw loan commitments, including commitments to issue letters of credit, related to certain portfolio companies.

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
A&V Holdings Midco, LLC	$ 1,505	$ 361	$ —	$ 1,144
ACP Avenu Buyer, LLC	6,250	—	—	6,250
AMI US Holdings Inc.	2,907	—	—	2,907
Acentra Holdings, LLC (fka CNSI Holdings, LLC)	2,000	733	—	1,267
Activ Software Holdings, LLC	2,407	—	—	2,407
Alcami Corporation	1,781	—	—	1,781
Alpinex Opco, LLC	1,489	596	—	893
Athlete Buyer, LLC	652	—	—	652
Banner Buyer, LLC	1,935	—	—	1,935
Beacon Mobility Corp.	59,145	—	34,336	24,809
Berner Food & Beverage, LLC	2,881	1,377	—	1,504
Bird Rides, Inc.	5,167	—	—	5,167
Camin Cargo Control Holdings, Inc.	4,000	—	—	4,000
Cave Enterprises Operations, LLC	1,333	—	—	1,333
Celerion Buyer, Inc.	1,918	—	—	1,918
Cerus Corporation	6,500	1,763	—	4,737
ChyronHego US Holding Corporation	5,000	1,300	—	3,700
CircusTrix Holdings LLC	4,000	—	—	4,000
Club Car Wash Operating, LLC	2,900	1,625	—	1,275
Compu-Link Corporation	2,273	—	—	2,273
Compu-Link Corporation (dba Celink)	610	—	—	610
Digital.ai Software Holdings, Inc.	2,419	1,028	—	1,391
Eagle Purchaser, Inc.	1,500	263	—	1,237
Eldrickco Limited*	4,051	452	—	3,599
EmpiRx Health LLC	909	—	227	682
ExactCare Parent, Inc.	1,967	—	—	1,967
G Treasury SS LLC	2,250	—	—	2,250
GB001, Inc.	24,000	—	—	24,000
GI Apple Midco LLC	1,262	310	39	913
GS SEER Group Borrower LLC	1,523	—	—	1,523
Gabriel Partners, LLC	665	266	—	399
Gateway US Holdings, Inc.	304	—	—	304
Go Car Wash Management Corp.	13,142	—	—	13,142
Graffiti Buyer, Inc.	1,307	451	—	856
Green Grass Foods, Inc.	1,250	—	—	1,250
Guernsey Holdings SDI LA LLC	1,167	—	—	1,167
Gutter Buyer, Inc.	2,727	2,625	102	—
HEF Safety Ultimate Holdings, LLC	7,500	400	—	7,100
HRO (Hero Digital) Holdings, LLC	9,617	2,520	31	7,066
HSI HALO Acquisition, Inc.	813	813	—	—
Health Management Associates Superholdings, Inc.	768	—	5	763
Heniff Holdco, LLC	3,925	1,504	164	2,257
High Street Buyer, Inc.	2,203	—	—	2,203
Hive Intermediate, LLC	2,326	633	—	1,693
HomeRenew Buyer, Inc.	1,958	1,958	—	—
IW Buyer LLC	393	—	9	384
Ironhorse Purchaser, LLC	1,932	277	13	1,642
JF Acquisition, LLC	1,569	—	—	1,569
Jacent Strategic Merchandising	3,500	1,564	—	1,936
KL Charlie Acquisition Company	1,962	1,439	—	523
Kauffman Intermediate, LLC	1,243	311	155	777
Kure Pain Holdings, Inc.	2,654	—	—	2,654

See notes to consolidated financial statements.
171

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
LS Clinical Services Holdings, Inc.	1,875	750	—	1,125
Lash OpCo, LLC	1,612	1,216	—	396
LendingPoint LLC	8,333	8,333	—	—
Lifelong Learner Holdings, LLC	2,985	2,982	—	3
Litify LLC	833	—	—	833
M&M OPCO, LLC	476	—	—	476
Magnate Holding Corp.	3,150	3,150	—	—
Marlin DTC-LS Midco 2, LLC	685	—	—	685
Maxor National Pharmacy Services, LLC	1,530	—	—	1,530
Medical Guardian, LLC	8,571	552	—	8,019
Merx Aviation Finance, LLC	80,252	74,075	6,177	—
Midwest Vision Partners Management, LLC	612	612	—	—
Mobile Communications America, Inc.	10,000	—	—	10,000
Momentx Corporation	1,257	1,257	—	—
Naviga Inc. (fka Newscycle Solutions, Inc.)	500	450	—	50
New Era Technology, Inc.	1,732	—	—	1,732
Norvax, LLC	3,182	—	—	3,182
Omada Health, Inc.	1,550	5	—	1,545
PARS Group LLC	952	—	—	952
PHS Buyer, Inc.	2,000	1,335	—	665
Pace Health Companies, LLC	1,400	—	118	1,282
Paladone Group Bidco Limited	1,412	—	—	1,412
Paladone Group Bidco Limited*	449	—	—	449
Patriot Foods Buyer, Inc.	750	—	—	750
Pave America Interco, LLC (f/k/a Pavement Partners Interco, LLC)	942	—	—	942
Precision Refrigeration & Air Conditioning LLC	6,705	853	—	5,852
Project Comfort Buyer, Inc.	1,731	—	—	1,731
Protein For Pets Opco, LLC	2,219	—	—	2,219
Purchasing Power Funding I, LLC	9,112	9,112	—	—
RHI Acquisition LLC	3,300	—	—	3,300
Roscoe Medical, Inc	1,393	533	—	860
SI Holdings, Inc.	3,413	512	—	2,901
Shelby 2021 Holdings Corp.	969	—	—	969
Sigma Buyer LLC	1,500	100	—	1,400
Silk Holdings III Corp.	20,125	—	—	20,125
Simeio Group Holdings, Inc.	1,731	1,156	—	575
Sirsi Corporation	429	—	—	429
Smith Topco, Inc.	1,128	—	—	1,128
Springbrook Holding Company, LLC	1,463	—	—	1,463
Surf Opco, LLC	20,000	15,882	333	3,785
TELA Bio, Inc.	3,333	—	—	3,333
THLP CO. LLC	4,494	2,106	180	2,208
TS Investors, LLC	554	—	—	554
Telesoft Holdings, LLC	2,273	326	—	1,947
TerSera Therapeutics LLC	1,140	—	—	1,140
Thomas Scientific, LLC	2,963	444	—	2,519
TissueTech, Inc.	6,250	500	—	5,750
Treace Medical Concepts, Inc.	23,417	400	—	23,017
Trench Plate Rental Co.	1,818	590	125	1,103
Truck-Lite Co., LLC	3,052	—	95	2,957
Turbo Buyer, Inc.	923	—	—	923
US Fertility Enterprises, LLC	62	28	—	34
USLS Acquisition, Inc.	1,608	965	27	616
Ultimate Baked Goods Midco LLC	3,244	—	645	2,599
Unchained Labs, LLC	726	—	—	726

(In thousands, except share data)

Name of Issuer	Total Commitment	Drawn Commitment	Letters of Credit **	Undrawn Commitment
Upstack Holdco Inc.	3,000	900	110	1,990
Village Pet Care, LLC	5,250	—	—	5,250
WelldyneRX, LLC	1,923	—	—	1,923
Westfall Technik, Inc.	2,042	2,042	—	—
Wildcat BuyerCo, Inc.	2,851	—	30	2,821
Yak Access LLC	5,000	1,250	—	3,750
Total Commitments	**$ 507,640**	**$ 156,985**	**$ 42,921**	**$ 307,734**

* These investments are in a foreign currency and the total commitment has been converted to USD using the December 31, 2023 exchange rate.

** For all letters of credit issued and outstanding on December 31, 2023, $42,921 will expire in 2024.

(24) Securities that are exempt from registration under the Securities Act of 1933 (the "Securities Act"), and may be deemed to be "restricted securities" under the Securities Act. As of December 31, 2023, the aggregate fair value of these securities is $158,77 or 16 of the Company's net assets. The acquisition dates of the restricted securities are as follows:

Issuer	Investment Type	Acquisition Date
1244311 B.C. Ltd.	Common Equity - Common Stock	9/30/2020
BSP-TS, LP	Preferred Equity - Preferred Equity	10/23/2023
Carbonfree Chemicals Holdings LLC	Common Equity - Common Equity / Interest	11/1/2019
ChyronHego Corporation	Preferred Equity - Preferred Equity	12/29/2020
FC2 LLC	Common Equity - Common Stock	10/14/2022
Greylock Holdings LLC	Common Equity - Common Stock	3/16/2023
GS SEER Group Holdings, LLC	Common Equity - Common Stock	4/28/2023
Litify Holdings Inc.	Common Equity - Common Stock	2/3/2023
Maxor Topco, L.P.	Preferred Equity - Preferred Equity	3/1/2023
Merx Aviation Finance, LLC	Common Equity - Membership Interests	9/1/2022
MSEA Tankers LLC	Common Equity - Class A Units	12/12/2014
Nutpods Holdings, Inc.	Common Equity - Common Stock	12/26/2023
Pelican Energy, LLC	Common Equity - Membership Interests	3/28/2012
SHD Oil & Gas, LLC	Common Equity - Series A Units	11/18/2016
SHD Oil & Gas, LLC	Common Equity - Series C Units	12/27/2012
Silk Holdings I Corp.	Common Equity - Common Stock	5/1/2023

(25) The Company has approximately 22.5% ownership interest in the Auto Pool 2023 Trust (Del. Stat. Trust). Auto Pool 2023 Trust holds underlying assets that consist of a pool of retail auto loans and residual interests in auto loan trusts. The Company also continues to have an interest in any residual assets from the bankruptcy proceedings related to U.S. Auto Finance.

(26) Mannkind Corporation is subject to an interest rate cap. The investment is capped at the lesser of 8.25% and the stated interest rate.

(27) Treace Medical Concepts, Inc. is subject to an interest rate cap. The investment is capped at the lesser of stated interest rate and 3.00% plus the applicable margin.

(28) The interest rate on these loans is subject to Prime, which as of December 31, 2024 was 8.50%.

(29) The interest rate on these loans is subject to SONIA, which as of December 31, 2024 was 5.19%.

(30) The interest rate on these loans is subject to 1 month SOFR, which as of December 31, 2024 was 5.35%.

(31) The interest rate on these loans is subject to 3 months SOFR, which as of December 31, 2024 was 5.33%.

(32) The interest rate on these loans is subject to 6 months SOFR, which as of December 31, 2024 was 5.16%.

(33) The interest rate on these loans is subject to 12 months SOFR, which as of December 31, 2024 was 4.77%.

See notes to consolidated financial statements.
173

(In thousands, except share data)

(34) The following shows the composition of the Company's portfolio at cost by control designation, investment type and industry as of December 31, 2023:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Non-Controlled / Non-Affiliated Investments								
Advertising, Printing & Publishing	$ 47,082	$ —	$ —	$ —	$ —	$ 433	$ —	$ 47,515
Automotive	60,152	—	—	—	—	23,971	—	84,123
Aviation and Consumer Transport	5,300	—	—	—	—	—	—	5,300
Beverage, Food & Tobacco	110,113	—	—	—	448	1,534	—	112,095
Business Services	256,321	31,060	—	—	89	2,038	—	289,508
Chemicals, Plastics & Rubber	23,418	—	—	—	—	—	—	23,418
Construction & Building	49,631	—	—	—	—	500	—	50,131
Consumer Goods – Durable	24,707	—	—	—	—	107	—	24,814
Consumer Goods – Non-durable	84,351	—	—	—	492	2,234	—	87,077
Consumer Services	159,987	—	—	—	—	—	—	159,987
Diversified Investment Vehicles, Banking, Finance, Real Estate	43,375	—	—	—	—	100	—	43,475
Energy – Electricity	7,231	—	—	—	6,157	17,123	—	30,511
Healthcare & Pharmaceuticals	412,585	—	—	—	633	256	389	413,863
High Tech Industries	319,790	—	—	—	—	1,107	—	320,897
Hotel, Gaming, Leisure, Restaurants	29,495	—	—	—	—	—	—	29,495
Insurance	47,879	—	—	—	—	—	—	47,879
Manufacturing, Capital Equipment	48,652	7,976	—	—	11,849	250	—	68,727
Retail	30,814	—	—	—	—	—	—	30,814
Telecommunications	2,305	7,238	—	—	—	—	—	9,543
Transportation – Cargo, Distribution	71,663	—	—	—	—	—	—	71,663
Utilities – Electric	14,489	—	—	—	—	—	—	14,489
Wholesale	46,134	—	—	—	17	798	—	46,949
Total Non-Controlled / Non-Affiliated Investments	$ 1,895,474	$ 46,274	$ —	$ —	$ 19,685	$ 50,451	$ 389	$ 2,012,273
Non-Controlled / Affiliated Investments								
Chemicals, Plastics & Rubber	$ 12,500	$ —	$ —	$ —	$ —	$ 56,505	$ —	$ 69,005
Consumer Goods – Durable	3,848	—	—	—	—	1,000	—	4,848
Consumer Services	—	—	—	27,865	—	—	—	27,865
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	17,128	—	—	—	17,128
Energy – Oil & Gas	—	—	—	—	—	11,802	—	11,802
Total Non-Controlled / Affiliated Investments	$ 16,348	$ —	$ —	$ 44,993	$ —	$ 69,307	$ —	$ 130,648
Controlled Investments								
Aviation and Consumer Transport	$ 74,075	$ —	$ —	$ —	$ —	$ 146,500	$ —	$ 220,575
Energy – Oil & Gas	—	—	—	—	—	44,865	—	44,865
High Tech Industries	107,990	—	—	—	6,000	—	—	113,990
Transportation – Cargo, Distribution	—	—	—	—	—	15,791	—	15,791
Total Controlled Investments	$ 182,065	$ —	$ —	$ —	$ 6,000	$ 207,156	$ —	$ 395,221
Total	$ 2,093,887	$ 46,274	$ —	$ 44,993	$ 25,685	$ 326,914	$ 389	$ 2,538,142

See notes to consolidated financial statements.

(In thousands, except share data)

(35) The following shows the composition of the Company's portfolio at fair value by control designation, investment type and industry as of December 31, 2023:

Industry	First Lien - Secured Debt	Second Lien - Secured Debt	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total	% of Net Assets
Non-Controlled / Non-Affiliated Investments									
Advertising, Printing & Publishing	$ 45,805	$ —	$ —	$ —	$ —	$ 524	$ —	$ 46,329	4.61%
Automotive	59,097	—	—	—	—	1,979	—	61,076	6.08%
Aviation and Consumer Transport	5,286	—	—	—	—	—	—	5,286	0.53%
Beverage, Food & Tobacco	109,270	—	—	—	148	2,310	—	111,728	11.11%
Business Services	255,546	17,908	—	—	89	3,312	—	276,855	27.54%
Chemicals, Plastics & Rubber	22,834	—	—	—	—	—	—	22,834	2.27%
Construction & Building	49,209	—	—	—	—	137	—	49,346	4.91%
Consumer Goods – Durable	24,728	—	—	—	—	826	—	25,554	2.54%
Consumer Goods – Non-durable	84,335	238	—	—	73	302	—	84,948	8.45%
Consumer Services	159,230	—	—	—	—	—	—	159,230	15.84%
Diversified Investment Vehicles, Banking, Finance, Real Estate	43,085	—	—	—	—	86	—	43,171	4.29%
Energy – Electricity	2,146	—	—	—	109	508	—	2,763	0.27%
Healthcare & Pharmaceuticals	405,851	—	—	—	709	2,829	199	409,588	40.74%
High Tech Industries	319,151	—	—	—	—	2,000	—	321,151	31.95%
Hotel, Gaming, Leisure, Restaurants	29,399	—	—	—	—	—	—	29,399	2.92%
Insurance	47,546	—	—	—	—	—	—	47,546	4.73%
Manufacturing, Capital Equipment	48,494	7,710	—	—	10,631	433	—	67,268	6.69%
Retail	30,929	—	—	—	—	—	—	30,929	3.08%
Telecommunications	2,296	6,031	—	—	—	—	—	8,327	0.83%
Transportation – Cargo, Distribution	71,850	—	—	—	—	—	—	71,850	7.15%
Utilities – Electric	14,369	—	—	—	—	—	—	14,369	1.43%
Wholesale	46,052	—	—	—	18	710	—	46,780	4.65%
Total Non-Controlled / Non-Affiliated Investments	$ 1,876,508	$ 31,887	$ —	$ —	$ 11,777	$ 15,956	$ 199	$ 1,936,327	192.61%
% of Net Assets	186.66%	3.17%	0.00%	0.00%	1.17%	1.59%	0.02%	192.61%	
Non-Controlled / Affiliated Investments									
Chemicals, Plastics & Rubber	$ 12,501	$ —	$ —	$ —	$ —	$ 18,727	$ —	$ 31,228	3.11%
Consumer Goods – Durable	3,740	—	—	—	—	1,087	—	4,827	0.48%
Consumer Services	—	—	—	30,621	—	—	—	30,621	3.05%
Diversified Investment Vehicles, Banking, Finance, Real Estate	—	—	—	10,712	—	—	—	10,712	1.07%
Energy – Oil & Gas	—	—	—	—	—	140	—	140	0.01%
Total Non-Controlled / Affiliated Investments	$ 16,241	$ —	$ —	$ 41,333	$ —	$ 19,954	$ —	$ 77,528	7.72%
% of Net Assets	1.62%	0.00%	0.00%	4.11%	0.00%	1.99%	0.00%	7.72%	
Controlled Investments									
Aviation and Consumer Transport	$ 74,076	$ —	$ —	$ —	$ —	$ 117,043	$ —	$ 191,119	19.01%
Energy – Oil & Gas	—	—	—	—	—	346	—	346	0.03%
High Tech Industries	108,206	—	—	—	20,628	—	—	128,834	12.82%
Transportation – Cargo, Distribution	—	—	—	—	—	45	—	45	0.00%
Total Controlled Investments	$ 182,282	$ —	$ —	$ —	$ 20,628	$ 117,434	$ —	$ 320,344	31.86%
% of Net Assets	18.13%	0.00%	0.00%	0.00%	2.05%	11.68%	0.00%	31.86%	
Total	$ 2,075,031	$ 31,887	$ —	$ 41,333	$ 32,405	$ 153,344	$ 199	$ 2,334,199	232.19%
% of Net Assets	206.41%	3.17%	0.00%	4.11%	3.22%	15.26%	0.02%	232.19%	

See notes to consolidated financial statements.

175

MIDCAP FINANCIAL INVESTMENT CORPORATION
CONSOLIDATED SCHEDULE OF INVESTMENTS
December 31, 2023
(In thousands, except share data)

Industry Classification	Percentage of Total Investments (at Fair Value) as of December 31, 2023
High Tech Industries	19.3%
Healthcare & Pharmaceuticals	17.6%
Business Services	11.9%
Aviation and Consumer Transport	8.4%
Consumer Services	8.1%
Beverage, Food & Tobacco	4.8%
Consumer Goods – Non-durable	3.6%
Transportation – Cargo, Distribution	3.1%
Manufacturing, Capital Equipment	2.9%
Automotive	2.6%
Chemicals, Plastics & Rubber	2.3%
Diversified Investment Vehicles, Banking, Finance, Real Estate	2.3%
Construction & Building	2.1%
Insurance	2.0%
Wholesale	2.0%
Advertising, Printing & Publishing	2.0%
Retail	1.3%
Consumer Goods – Durable	1.3%
Hotel, Gaming, Leisure, Restaurants	1.3%
Utilities – Electric	0.6%
Telecommunications	0.4%
Energy – Electricity	0.1%
Energy – Oil & Gas	0.0%
Total Investments	**100.0%**

See notes to consolidated financial statements.

(In thousands, except share and per share data)

Note 1. Organization

MidCap Financial Investment Corporation (the "Company", "MFIC", "we", "us", or "our"), a Maryland corporation incorporated on February 2, 2004, is a closed-end, externally managed, diversified management investment company that has elected to be treated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act"). In addition, for tax purposes we have elected to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). We commenced operations on April 8, 2004 receiving net proceeds of $870,000 from our initial public offering by selling 62 million shares of common stock at a price of $15.00 per share (20.7 million shares at a price of $45.00 per share adjusted for the one-for-three reverse stock split). Since then, and through December 31, 2024, we have raised approximately $2,680,207 in net proceeds from additional offerings of common stock including the mergers with Apollo Senior Floating Rate Fund Inc. ("AFT") and Apollo Tactical Income Fund Inc. ("AIF") (see **Note 13** "Mergers with AFT and AIF" for additional information), and repurchased common stock for $248,107.

On August 1, 2022, the Company changed its name from "Apollo Investment Corporation" to "MidCap Financial Investment Corporation". Our common stock began to trade under the ticker "MFIC" on the NASDAQ Global Stock Market on August 12, 2022.

On November 3, 2022, the Company's Board changed the Company's fiscal year end from March 31 to December 31, effective December 31, 2022. See **Note 3** to the consolidated financial statements for further information.

On November 7, 2023, the Company entered into (i) an Agreement and Plan of Merger (the "AFT Merger Agreement") with Apollo Senior Floating Rate Fund Inc., a Maryland corporation, AFT Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company ("AFT Merger Sub"), and, solely for the limited purposes set forth therein, the Adviser, and (ii) an Agreement and Plan of Merger (the "AIF Merger Agreement" and, together with the AFT Merger Agreement, the "Merger Agreements") with Apollo Tactical Income Fund Inc., a Maryland corporation, AIF Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of the Company ("AIF Merger Sub"), and, solely for the limited purposes set forth therein, the Adviser. The Merger Agreements provide that, subject to the terms and conditions set forth in the applicable Merger Agreement, at the effective time of such merger, AFT and AIF will, through a two-step merger process, merge with and into the Company, with the Company continuing as the surviving company. Each of the Company's board of directors (the "Board"), and AFT's and AIF's board of directors, including all of the respective independent directors, in each case, on the recommendation of special committees comprised solely of certain independent directors of the Company or AFT and AIF, as applicable, approved the applicable Merger Agreement and the transactions contemplated thereby. The Company's stockholders approved the necessary proposal related to the mergers of AFT and AIF with and into the Company at a special meeting of stockholders held on May 28, 2024. AFT and AIF received stockholder approval of the necessary proposals related to their previously announced mergers with and into the Company at the AFT and AIF special meetings of stockholders reconvened on June 21, 2024. On July 22, 2024, the Company completed its acquisition of AFT and AIF. For more information on the mergers, please see **Note 13** "Mergers with AFT and AIF" to our consolidated financial statements included in this Annual Report.

Apollo Investment Management, L.P. (the "Investment Adviser" or "AIM") is our investment adviser and an affiliate of Apollo Global Management, Inc. and its consolidated subsidiaries ("AGM"). The Investment Adviser, subject to the overall supervision of our Board, manages the day-to-day operations of and provides investment advisory services to the Company.

(In thousands, except share and per share data)

Apollo Investment Administration, LLC (the "Administrator" or "AIA"), an affiliate of AGM, provides, among other things, administrative services and facilities for the Company. Furthermore, AIA provides on our behalf managerial assistance to those portfolio companies to which we are required to provide such assistance.

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We primarily invest in directly originated and privately negotiated first lien senior secured loans to privately held U.S. middle-market companies, which the Company generally defines as companies with less than $75 million in EBITDA, as may be adjusted for market disruptions, mergers and acquisitions-related charges and synergies, and other items. To a lesser extent, we may invest in other types of securities including, first lien unitranche, second lien senior secured, unsecured, subordinated, and mezzanine loans, and equities in both private and public middle market companies.

Note 2. Significant Accounting Policies

The following is a summary of the significant accounting and reporting policies used in preparing the consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") pursuant to the requirements on Form 10-K, ASC 946, *Financial Services — Investment Companies* ("ASC 946"), and Articles 6, 10 and 12 of Regulation S-X. In the opinion of management, all adjustments, which are of a normal recurring nature, considered necessary for the fair presentation of the consolidated financial statements for the periods presented, have been included.

Under the 1940 Act, ASC 946, and the regulations pursuant to Article 6 of Regulation S-X, we are precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services to benefit us.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income, expenses, gains and losses during the reported periods. Changes in the economic environment, financial markets, credit worthiness of our portfolio companies, and any other parameters used in determining these estimates could cause actual results to differ materially.

Consolidation

As provided under Regulation S-X and ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company's wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

As of December 31, 2024, the Company's consolidated subsidiaries were MFIC Bethesda CLO 1 LLC, Bethesda CLO 1 Depositor LLC, MFIC Amplify SPV LLC, MFIC Lender LLC, MFIC Hera SPV LLC, MFIC Omada SPV LLC, MFIC Ostrich SPV LLC, MFIC Poseidon SPV LLC and MFIC Transformer SPV LLC.

(In thousands, except share and per share data)

Cash and Cash Equivalents

The Company defines cash equivalents as securities that are readily convertible into known amounts of cash and near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Company deems that certain money market funds, U.S. Treasury bills, repurchase agreements, and other high-quality, short-term debt securities would qualify as cash equivalents.

Cash and cash equivalents are carried at cost which approximates fair value. Cash and cash equivalents held as of December 31, 2024 was $74,357. Cash and cash equivalents held as of December 31, 2023 was $93,575.

Collateral on Option Contracts

Collateral on option contracts represents restricted cash held by our counterparty as collateral against our derivative instruments until such contracts mature or are settled upon per agreement of buyer and seller of the contract. In accordance with ASC 230, *Statement of Cash Flows*, the Consolidated Statements of Cash Flows outline the changes in cash, including both restricted and unrestricted cash, cash equivalents and foreign currencies. As of and for the years ended December 31, 2024 and December 31, 2023 the Company did not hold any derivative contracts or collateral on option contracts.

Investment Transactions

Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Amounts for investments recognized or derecognized but not yet settled are reported as a receivable for investments sold and a payable for investments purchased, respectively, in the Consolidated Statements of Assets and Liabilities.

Fair Value Measurements

The Company follows guidance in ASC 820, *Fair Value Measurement* (“ASC 820”), where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, such as the risk inherent in a particular valuation technique used to measure fair value using a pricing model and/or the risk inherent in the inputs for the valuation technique. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available. The inputs or methodology used for valuing assets or liabilities may not be an indication of the risks associated with investing in those assets or liabilities.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment. The level assigned to the investment valuations may not be indicative of the risk or liquidity associated with investing in such investments. Because of the inherent uncertainties of valuation, the values reflected in the consolidated financial statements may differ materially from the values that would be received upon an actual disposition of such investments.

Investment Valuation Process

The Board has designated the Investment Adviser as its "valuation designee" pursuant to Rule 2a-5 under the 1940 Act, and in that role the Investment Adviser is responsible for performing fair value determinations relating to all of the Company's investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Company's Board. Even though the Company's Board designated the Company's Investment Adviser as "valuation designee," the Company's Board continues to be responsible for overseeing the processes for determining fair valuation.

Under the Company's valuation policies and procedures, the Investment Adviser values investments, including certain secured debt, unsecured debt and other debt securities with maturities greater than 60 days, for which market quotations are readily available, at such market quotations (unless they are deemed not to represent fair value). We attempt to obtain market quotations from at least two brokers or dealers (if available, otherwise from a principal market maker, primary market dealer or other independent pricing service). We utilize mid-market pricing as a practical expedient for fair value unless a different point within the range is more representative. If and when market quotations are unavailable or are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. In each case, our independent third party valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such investments. Investments purchased within the quarter before the valuation date and debt investments with remaining maturities of 60 days or less may each be valued at cost with interest accrued or discount accreted/premium amortized to the date of maturity (although they are typically valued at available market quotations), unless such valuation, in the judgment of our Investment Adviser, does not represent fair value. In this case such investments shall be valued at fair value as determined in good faith by or under the direction of the Investment Adviser including using market quotations where available. Investments that are not publicly traded or whose market quotations are not readily available are valued at fair value as determined in good faith by or under the direction of the Investment Adviser. Such determination of fair values may involve subjective judgments and estimates.

With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our Investment Adviser undertakes a multi-step valuation process each quarter, as described below:

1. Our quarterly valuation process begins with independent valuation firms conducting independent appraisals and assessments for all the investments they have been engaged to review. If an independent valuation firm is not engaged during a particular quarter, the valuation may be conducted by the Investment Adviser.

2. Preliminary valuation conclusions are then documented and discussed with senior management of our Investment Adviser.

3. The Investment Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on the input of the applicable independent valuation firm.

4. For Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer's business, significant inputs or the relevant environment.

Investments determined by these valuation procedures which have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Investment Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides an independent assessment of value. Investments in all asset classes are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, seniority of investment in the investee company's capital structure, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, our principal market (as the reporting entity) and enterprise values, among other factors. When readily available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process. During the year ended December 31, 2024, there were no significant changes to the Company's valuation techniques and related inputs considered in the valuation process.

Derivative Instruments

The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result the Company presents changes in fair value and realized gains or losses through current period earnings.

Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, and operational risks. The Company manages these risks on an aggregate basis as part of its risk management process. The derivatives may require the Company to pay or receive an upfront fee or premium. These upfront fees or premiums are carried forward as cost or proceeds to the derivatives.

Exchange-traded derivatives which include put and call options are valued based on the last reported sales price on the date of valuation. Over-the-counter ("OTC") derivatives, including credit default swaps, are valued by the Investment Adviser using quotations from counterparties. In instances where models are used, the value of the OTC derivative is derived from the contractual terms of, and specific risks inherent in, the instrument as well as the availability and reliability of observable inputs, such as credit spreads.

As of and for the years ended December 31, 2024 and December 31, 2023, the Company did not hold any derivative contracts.

Offsetting Assets and Liabilities

The Company has elected not to offset cash collateral against the fair value of derivative contracts. The fair values of these derivatives are presented on a gross basis, even when derivatives are subject to master netting agreements.

As of and for the years ended December 31, 2024 and December 31, 2023, the company did not hold any derivative contracts.

Valuation of Other Financial Assets and Financial Liabilities

ASC 825, *Financial Instruments*, permits an entity to choose, at specified election dates, to measure certain assets and liabilities at fair value (the "Fair Value Option"). We have not elected the Fair Value Option to report selected financial assets and financial liabilities. Debt issued by the Company is reported at amortized cost (see **Note 7** to the consolidated financial statements). The carrying value of all other financial assets and liabilities approximates fair value due to their short maturities or their close proximity of the originations to the measurement date.

Realized Gains or Losses

Security transactions are accounted for on a trade date basis. Realized gains or losses on investments are calculated by using the specific identification method. Securities that have been called by the issuer are recorded at the call price on the call effective date.

Investment Income Recognition

The Company records interest and dividend income, adjusted for amortization of premium and accretion of discount, on an accrual basis. Some of our loans and other investments, including certain preferred equity investments, may have contractual payment-in-kind ("PIK") interest or dividends. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. PIK investments offer issuers the option at each payment date of making payments in cash or in additional securities. When additional securities are received, they typically have the same terms, including maturity dates and interest rates as the original securities issued. On these payment dates, the Company capitalizes the accrued interest or dividends receivable (reflecting such amounts as the basis in the additional securities received). PIK generally becomes due at maturity of the investment or upon the investment being called by the issuer. At the point the Company believes PIK is not fully expected to be realized, the PIK investment will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest or dividends are reversed from the related receivable through interest or dividend income, respectively. The Company does not reverse previously capitalized PIK interest or dividends. Upon capitalization, PIK is subject to the fair value estimates associated with their related investments. PIK investments on non-accrual status are restored to accrual status if the Company believes that PIK is expected to be realized.

Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management's judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management's judgment.

Loan origination fees, original issue discount ("OID"), and market discounts are capitalized and accreted into interest income over the respective terms of the applicable loans using the effective interest method or straight-line, as applicable. Upon the prepayment of a loan, prepayment premiums, any unamortized loan origination fees, OID, or market discounts are recorded as interest income. Other income generally includes amendment fees, bridge fees, and structuring fees which are recorded when earned.

The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. Such assumptions include the rate and timing of principal and interest receipts (which may be subject to prepayments and defaults) of the underlying pool of assets. These assumptions are updated on at least a quarterly basis to reflect changes related to a particular security, actual historical data, and market changes. A structured product investment typically has an underlying pool of assets. Payments on structured product investments are and will be payable solely from the cash flows from such assets. As such, any unforeseen event in these underlying pools of assets might impact the expected recovery of principal and future accrual of income.

Expenses

Expenses include management fees, performance-based incentive fees, interest expense, insurance expenses, administrative service fees, legal fees, directors' fees, audit and tax service expenses, third-party valuation fees and other general and administrative expenses. Expenses are recognized on an accrual basis.

Financing Costs

The Company records expenses related to shelf filings and applicable offering costs as deferred financing costs in the Consolidated Statements of Assets and Liabilities. To the extent such expenses relate to equity offerings, these expenses are charged as a reduction of capital upon utilization, in accordance with ASC 946-20-25, or charged to expense if no offering is completed.

The Company records origination and other expenses related to its debt obligations as deferred financing costs. The deferred financing cost for all outstanding debt is presented as a direct deduction from the carrying amount of the related debt liability, except that incurred under the Senior Secured Facility (as defined in **Note 7** to the consolidated financial statements), which the Company presents as an asset on the Consolidated Statements of Assets and Liabilities. These expenses are deferred and amortized as part of interest expense using the straight-line method over the stated life of the obligation which approximates the effective yield method. In the event that we modify or extinguish our debt before maturity, the Company follows the guidance in ASC 470-50, *Modification and Extinguishments* ("ASC 470-50"). For modifications to or exchanges of our Senior Secured Facility (as defined in **Note 7** to the consolidated financial statements), any unamortized deferred financing costs relating to lenders who are not part of the new lending group are expensed. For extinguishments of our senior secured notes and senior unsecured notes, any unamortized deferred financing costs are deducted from the carrying amount of the debt in determining the gain or loss from the extinguishment.

Foreign Currency Translations

The accounting records of the Company are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the foreign exchange rate on the date of valuation. The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. The Company's investments in foreign securities may involve certain risks, including without limitation: foreign exchange restrictions, expropriation, taxation or other political, social or economic risks, all of which could affect the market and/or credit risk of the investment. In addition, changes in the relationship of foreign currencies to the U.S. dollar can significantly affect the value of these investments and therefore the earnings of the Company.

Dividends and Distributions

Dividends and distributions to common stockholders are recorded as of the ex-dividend date. The amount to be paid out as a distribution is determined by the Board each quarter. Net realized capital gains, if any, are generally distributed or deemed distributed at least annually. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies.

Share Repurchases

In connection with the Company's share repurchase program, the cost of shares repurchased is charged to net assets on the trade date.

Federal and State Income Taxes

We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, the Company must (among other requirements) meet certain source-of-income and asset diversification requirements and timely distribute to its stockholders at least 90% of its investment company taxable income as defined by the Code, for each year. The Company (among other requirements) has made and intends to continue to make the requisite distributions to its stockholders, which will generally relieve the Company from corporate-level income taxes. For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The tax character of distributions paid to stockholders through December 31, 2024 may include return of capital, however, the exact amount cannot be determined at this point. The final determination of the tax character of distributions will not be made until we file our tax return for the tax year ending December 31, 2024. The character of income and gains that we will distribute is determined in accordance with income tax regulations that may differ from GAAP. Book and tax basis differences relating to stockholder dividend and distributions and other permanent book and tax difference are reclassified to paid-in capital.

If we do not distribute (or are not deemed to have distributed) at least 98% of our annual ordinary income and 98.2% of our capital gains in the calendar year earned, we will generally be required to pay excise tax equal to 4% of the amount by which 98% of our annual ordinary income and 98.2% of our capital gains exceed the distributions from such taxable income for the year. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes, if any, on estimated undistributed taxable income.

If we fail to satisfy the annual distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we would be subject to tax on all of our taxable income at regular corporate rates. Distribution would generally be taxable to our individual and other non-corporate taxable stockholders as ordinary dividend income eligible for the reduced maximum rate applicable to qualified dividend income to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements are met. Subject to certain limitation under the Code, corporate distributions would be eligible for the dividend-received deduction. To qualify again to be taxed as a RIC in a subsequent year, we would be required to distribute to our stockholders our accumulated earnings and profits attributable to non-RIC years. In addition, if we failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, we would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if we had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

(In thousands, except share and per share data)

We follow ASC 740, *Income Taxes* ("ASC 740"). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing our tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Penalties or interest, if applicable, that may be assessed relating to income taxes would be classified as other operating expenses in the consolidated financial statements. As of December 31, 2024, there were no uncertain tax positions and no amounts accrued for interest or penalties. Management's determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof. Although we file both federal and state income tax returns, our major tax jurisdiction is federal.

Retroactive Adjustments for Common Stock Reverse Split

The Company's Board approved a one-for-three reverse stock split of the Company's common stock on October 30, 2018 which was effective as of close of business as of November 30, 2018 (the "Reverse Stock Split"). All common share and common per share amounts in the financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this reverse stock split as disclosed in **Note 8**.

Purchase Accounting

Pursuant to the AFT Merger Agreement, AFT Merger Sub was first merged with and into AFT, with AFT continuing as the surviving company (the "AFT First Merger"), and, following the effectiveness of the AFT First Merger, AFT was then merged with and into the Company, with the Company continuing as the surviving company (together with the AFT First Merger, the "AFT Mergers"). Pursuant to the AIF Merger Agreement, AIF Merger Sub was first merged with and into AIF, with AIF continuing as the surviving company (the "AIF First Merger"), and, following the effectiveness of the AIF First Merger, AIF was then merged with and into the Company, with the Company continuing as the surviving company (together with the AIF First Merger, the "AIF Mergers" and, together with the AFT Mergers, the "Mergers").

(In thousands, except share and per share data)

The Mergers were accounted for under the asset acquisition method of accounting in accordance with ASC 805-50 - Business Combinations - Related Issues (“ASC Topic 805”), also referred to as “purchase accounting.” Under the asset acquisition method of accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. Per ASC Topic 805, assets are recognized based on their cost to the acquiring entity, which generally includes transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of non-cash assets given as consideration differs from the assets carrying amounts on the acquiring entity’s books. Immediately following the acquisitions of AFT and AIF, the Company recorded its assets at their respective fair values. Since the fair value of the net assets acquired exceeded the merger consideration paid by the Company, the Company recognized a deemed contribution from Investment Adviser.

Recent Accounting Pronouncements

The Company adopted FASB Accounting Standards Update 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures (“ASU 2023-07”). An operating segment is defined as a component of a public entity that engages in business activities from which it may recognize revenues and incur expenses, has operating results that are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and has discrete financial information available. The Company operates under one operating segment and reporting unit, investment management. The CODM is the chief executive officer of the Company, who is responsible for determining the Company’s investment strategy, capital allocation, expense structure, and significant transactions impacting the Company. Key metrics include, but are not limited to, net investment income and net increase in net assets resulting from operations that is reported on the Consolidated Statement of Operations, fair value of investments as disclosed on the Consolidated Schedule of Investments, as well as distributions made to the Company’s shareholders. The Company’s adoption of this guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

Note 3. Change in Year End

On November 3, 2022, the Company's Board changed the Company’s fiscal year end from March 31 to December 31, effective December 31, 2022. The Company filed a Transition Report on Form 10-KT which reflected our financial results for the transition period from April 1, 2022 to December 31, 2022. Financial statements for the twelve months ended March 31, 2022 continue to be presented on the basis of our previous fiscal year end.

Note 4. Related Party Agreements and Transactions

Investment Advisory Agreement with AIM

The Company has an investment advisory management agreement with the Investment Adviser (the “Investment Advisory Agreement”) under which AIM receives a fee from the Company, consisting of two components — a base management fee and a performance-based incentive fee.

(In thousands, except share and per share data)

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% (0.4375% per quarter) of the Company's net asset value as of the final business day of the prior calendar quarter; provided, however, that the base management fee shall not be greater than 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company's gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter. The base management fee is payable quarterly in arrears. The value of the Company's gross assets is calculated in accordance with the Company's valuation procedures.

For the period from April 1, 2018 to December 31, 2022, the base management fee was calculated initially at an annual rate of 1.50% (0.375% per quarter) of the lesser of (i) the average of the value of the Company’s gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) at the end of each of the two most recently completed calendar quarters and (ii) the average monthly value (measured as of the last day of each month) of the Company’s gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) during the most recently completed calendar quarter; provided, however, in each case, the base management fee was calculated at an annual rate of 1.00% (0.250% per quarter) of the average of the value of the Company’s gross assets (excluding cash or cash equivalents but including other assets purchased with borrowed amounts) that exceeds the product of (A) 200% and (B) the value of the Company’s net asset value at the end of the prior calendar quarter. The base management fee was payable quarterly in arrears. The value of the Company’s gross assets was calculated in accordance with the Company's valuation procedures.

Performance-Based Incentive Fee

The incentive fee (the “Incentive Fee”) consists of two components that are determined independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on income and a portion is based on capital gains, each as described below:

(i) Incentive Fee on Pre-Incentive Fee Net Income - effective January 1, 2023

The Incentive Fee on pre-incentive fee net investment income is determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the current calendar quarter and each of the eleven preceding calendar quarters (in either case, the “Trailing Twelve Quarters”) exceeds (y) the preferred return amount in respect of the Trailing Twelve Quarters; provided, however, that the pre-incentive fee net investment income in respect of the current calendar quarter exceeds the multiple of (A) 1.75% and (B) the Company's net asset value at the beginning of such calendar quarter. For the purposes of the Incentive Fee calculations, each calendar quarter comprising the relevant Trailing Twelve Quarters that commenced prior to January 1, 2023 shall be known as a “Legacy Fee Quarter” while a calendar quarter that commenced on or after January 1, 2023 shall be known as a “Current Fee Quarter.”

The preferred return amount is determined on a quarterly basis, and is calculated by summing the amounts obtained by multiplying 1.75% by the Company’s net asset value at the beginning of each applicable calendar quarter comprising the relevant Trailing Twelve Quarters. The preferred return amount is calculated after making appropriate adjustments to the Company’s net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

(In thousands, except share and per share data)

The amount of the Incentive Fee on Income that is paid to the Investment Adviser for a particular quarter equals the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant Trailing Twelve Quarters.

The Company will pay the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the Trailing Twelve Quarters does not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the Trailing Twelve Quarters, if any, that exceeds the preferred return amount but is less than or equal to the catch-up amount, which shall be the sum of (i) the product of 2.1875% multiplied by the Company's net asset value at the beginning of each applicable Legacy Fee Quarter included in the relevant Trailing Twelve Quarters and (ii) the product of 2.1212% multiplied by the Company's net asset value at the beginning of each applicable Current Fee Quarter included in the relevant Trailing Twelve Quarters.

(3) for any quarter in which the Company’s pre-incentive fee net investment income for the Trailing Twelve Quarters exceeds the catch-up amount, the incentive fee shall equal 20.00% for each Legacy Fee Quarter and 17.50% otherwise of the amount of the Company’s pre-incentive fee net investment income for such Trailing Twelve Quarters, provided, however, that the incentive fee on income for any quarter shall not be greater than 20.00% or 17.50%, as applicable, of the amount of the Company's current quarter’s pre-incentive fee net investment income.

The Incentive Fee on Income as calculated is subject to the Incentive Fee Cap. The Incentive Fee Cap in any quarter is an amount equal to (a) 20.00% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant Legacy Fee Quarters included in the relevant Trailing Twelve Quarters and 17.50% of the Cumulative Pre-Incentive Fee Net Return during the relevant Current Fee Quarters included in the relevant Trailing Twelve Quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant Trailing Twelve Quarters.

(ii) Incentive Fee on Pre-Incentive Fee Net Income - (January 1, 2019 - December 31, 2022)

For the period from January 1, 2019 to December 31, 2022, the incentive fee on pre-incentive fee net investment income was determined and paid quarterly in arrears by calculating the amount by which (x) the aggregate amount of the pre-incentive fee net investment income with respect of the applicable calendar quarter and each of the eleven preceding calendar quarters beginning with the calendar quarter that commences on or after April 1, 2018 (the “trailing twelve quarters”) exceeds (y) the preferred return amount in respect of the trailing twelve quarters.

The preferred return amount was determined on a quarterly basis, and was calculated by summing the amounts obtained by multiplying 1.75% by the Company’s net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters. The preferred return amount was calculated after making appropriate adjustments to the Company’s net asset value at the beginning of each applicable calendar quarter for Company capital issuances and distributions during the applicable calendar quarter.

The amount of the Incentive Fee on Income that was paid to the Investment Adviser for a particular quarter equaled the excess of the incentive fee on pre-incentive fee net investment income, so calculated less the aggregate incentive fee on pre-incentive fee net investment income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters comprising the relevant trailing twelve quarters.

The Company paid the Investment Adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

(1) no incentive fee in any calendar quarter in which our pre-incentive fee net investment income for the trailing twelve quarters did not exceed the preferred return amount.

(2) 100% of our pre-incentive fee net investment income for the trailing twelve quarters, if any, that exceeded the preferred return amount but is less than or equal to an amount (the "catch-up amount") determined by multiplying 2.1875% by the Company's net asset value at the beginning of each applicable calendar quarter comprising the relevant trailing twelve quarters.

(3) for any quarter in which the Company's pre-incentive fee net investment income for the trailing twelve quarters exceeded the catch-up amount, the incentive fee should equal 20% of the amount of the Company's pre-incentive fee net investment income for such trailing twelve quarters.

The Incentive Fee on Income as calculated was subject to a cap (the "Incentive Fee Cap"). The Incentive Fee Cap in any quarter was an amount equal to (a) 20% of the Cumulative Pre-Incentive Fee Net Return (as defined below) during the relevant trailing twelve quarters less (b) the aggregate Incentive Fees on Income that were paid to the Investment Adviser (excluding waivers, if any) in the preceding eleven calendar quarters (or portion thereof) comprising the relevant trailing twelve quarters.

For this purpose, "Cumulative Pre-Incentive Fee Net Return" during the relevant trailing twelve quarters means (x) Pre-Incentive Fee Net Investment Income in respect of the trailing twelve quarters less (y) any Net Capital Loss, since April 1, 2018, in respect of the trailing twelve quarters. If, in any quarter, the Incentive Fee Cap was zero or a negative value, the Company shall pay no Incentive Fee on Income to the Investment Adviser in that quarter. If, in any quarter, the Incentive Fee Cap is a positive value but is less than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee Cap for such quarter. If, in any quarter, the Incentive Fee Cap was equal to or greater than the Incentive Fee on Income calculated in accordance with the calculation described above, the Company shall pay the Investment Adviser the Incentive Fee on Income for such quarter.

"Net Capital Loss" in respect of a particular period means the difference, if positive, between (i) aggregate capital losses, whether realized or unrealized, in such period and (ii) aggregate capital gains, whether realized or unrealized, in such period.

B. Incentive Fee Based on Cumulative Net Realized Gains

The Incentive Fee on Capital Gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee shall equal 17.50% of the sum of the Company's realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company shall be calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

(In thousands, except share and per share data)

Prior to January 1, 2023, the Incentive Fee on Capital Gains was determined and paid in arrears as of the end of each calendar year (or upon termination of the investment advisory management agreement). This fee equaled 20.0% of the sum of the Company's realized capital gains on a cumulative basis, calculated as of the end of each calendar year (or upon termination of investment advisory management agreement), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any Incentive Fees on Capital Gains previously paid to the Investment Adviser. The aggregate unrealized capital depreciation of the Company was calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable calculation date and (b) the accreted or amortized cost basis of such investment.

For accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive fee based upon net realized capital gains and unrealized capital gain and loss on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital gain and loss is realized in order to reflect a theoretical capital gains incentive fee that would be payable to the Investment Adviser at each measurement date. There was no accrual for theoretical capital gains incentive fee for the years ended December 31, 2024 and December 31, 2023. It should be noted that a fee so calculated and accrued would not be payable under the Investment Advisers Act of 1940 (the "Advisers Act") or the investment advisory management agreement, and would not be paid based upon such computation of capital gains incentive fees in subsequent periods. Amounts actually paid to the Investment Adviser will be consistent with the Advisers Act and formula reflected in the investment advisory management agreement which specifically excludes consideration of unrealized capital gain.

For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, the Company recognized $19,450, $17,369 and $26,621 of management fees, and $21,548, $24,565 and $5,691 of incentive fees before impact of waived fees. For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, no management fees were waived (as not applicable). For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, no incentive fees were waived.

As of December 31, 2024, management and performance-based incentive fees payable were $6,247 and $5,336, respectively. As of December 31, 2023, management and performance-based incentive fees payable were $4,397 and $6,332, respectively.

In connection with the Mergers, the Company and the Investment Adviser agreed that, for purposes of incentive fee calculations under the Investment Advisory Agreement, any amortization or accretion of any purchase premium or purchase discount to interest income or any gains or losses resulting solely from accounting adjustments to the cost basis of the assets beneficially owned by AFT and AIF assets acquired in the Mergers as required under applicable accounting guidance under ASC 805 will be excluded.

(In thousands, except share and per share data)

Fee Offset

On January 16, 2019, the Company and AIM entered into a fee offset agreement in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets. The Company received an offsetting credit against total incentive fees otherwise due to AIM under the investment advisory management agreement. The amount offset was initially 20% of the management fee revenue earned and incentive fee revenue realized by AIM and its affiliates in connection with managing aircraft assets on related insurance balance sheets ("New Balance Sheet Investments"), new aircraft managed account capital ("New Managed Accounts") and new dedicated aircraft funds ("New Aircraft Funds"). Once the aggregate capital raised by the New Aircraft Funds or New Managed Accounts and capital invested by the New Balance Sheet Investments exceeded $3 billion cumulatively, the fee offset would step down to 10% of the amount of incremental management fee revenue earned and incentive fee revenue realized by AIM and its affiliates. The fee offset was supposed to be in place for seven years, however the incentive fees realized by AIM and its affiliates after this seven-year period from applicable investments that were raised or made within the seven-year period would also be used to offset incentive fees payable to AIM by the Company. The offset would be limited to the amount of incentive fee payable by the Company to AIM and any unapplied fee offset which exceeds the incentive fees payable in a given quarter will carry forward to be credited against the incentive fees payable by the Company in subsequent quarters.

Effective February 21, 2023, as a result of the planned reduction and the pending departure of certain Merx personnel, Merx and Apollo agreed to terminate the fee offset agreement in exchange for a termination fee of $7.5 million.

For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, management fee and performance based fee offset was $0, $274 and $178.

Administration Agreement with AIA

The Company has also entered into an administration agreement with the Administrator (the "Administration Agreement") under which AIA provides administrative services for the Company. For providing these services, facilities and personnel, the Company reimburses the Administrator for the allocable portion of overhead and other expenses incurred by the Administrator and requested to be reimbursed by the Administrator in performing its obligations under the Administration Agreement. The expenses include rent and the Company's allocable portion of compensation and other related expenses for its Chief Financial Officer, Chief Legal Officer and Chief Compliance Officer and their respective staffs. For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, the Company recognized administrative services expense under the Administration Agreement of $4,120, $5,840 and $4,188, respectively. There were no fees payable to AIA and its affiliates for expenses paid on our behalf as of December 31, 2024 and December 31, 2023.

Administrative Service Expense Reimbursement

Merx Aviation Finance, LLC ("Merx"), a wholly-owned portfolio company of the Company, has entered into an administration agreement with the Administrator (the "Merx Administration Agreement") under which AIA provides administrative services to Merx and several Merx managed entities. For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, the Company recognized administrative service expense reimbursements of $300, $300 and $226, respectively.

(In thousands, except share and per share data)

Debt Expense Reimbursements

The Company has also entered into debt expense reimbursement agreements with Merx and several other portfolio companies, which will reimburse the Company for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by the Company in connection with letters of credit issued on their behalf. For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, the Company recognized debt expense reimbursements of $469, $1,006 and $544, respectively, under the debt expense reimbursement agreements.

Co-Investment Activity

We may co-invest on a concurrent basis with affiliates of ours, subject to compliance with applicable regulations and our allocation procedures. Certain types of negotiated co-investments may be made only in accordance with the terms of the exemptive order we received from the SEC permitting us to do so. On January 14, 2025, we received an exemptive order from the SEC, (the “Order”), permitting us greater flexibility to negotiate the terms of co-investment transactions with certain of our affiliates, including investment funds managed by AIM or its affiliates and Apollo proprietary accounts, subject to the conditions included therein. Under the terms of the Order, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors must be able to reach certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our Boards’ approved criteria. In certain situations where co-investment with one or more funds managed by AIM or its affiliates is not covered by the Order, the personnel of AIM or its affiliates will need to decide which fund will proceed with the investment. Such personnel will make these determinations based on allocation policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations. The Order is subject to certain terms and conditions so there can be no assurance that we will be permitted to co-invest with certain of our affiliates other than in the circumstances currently permitted by regulatory guidance and the Order.

As of December 31, 2024, the Company’s co-investment holdings were 80% of the portfolio or $2,417,102, measured at fair value. On a cost basis, 77% of the portfolio or $2,448,523 were co-investments. As of December 31, 2023, the Company’s co-investment holdings were 77% of the portfolio or $1,808,017, measured at fair value. On a cost basis, 72% of the portfolio or $1,817,084 were co-investments.

Merx Aviation

Effective January 16, 2019, Merx entered into a series of service arrangements with affiliates of AGM. Under a servicing agreement with ACM (the “Servicing Agreement”), Merx serves as technical servicer to aircraft clients of ACM and its affiliates. Under a research support agreement with ACM (the “Research Support Agreement”), Merx employees assist ACM with technical due-diligence and underwriting of new aircraft-related investment opportunities. In addition, on the same date the Company and AIM entered into a fee offset agreement in connection with revenue realized by AIM and its affiliates for the management of certain aircraft assets (the “Fee Offset Agreement”) under which the Company receives an offsetting credit against fees otherwise due to AIM under the Investment Advisory Agreement.

(In thousands, except share and per share data)

In 2022, we announced our plans to reduce our aviation leasing platform that is operating through Merx. Effective February 21, 2023, as a result of the planned reduction and the pending departure of certain Merx personnel, Merx and Apollo agreed to an Amended Servicing Agreement and to terminate the Research Support Agreement, the Technical Support Agreement and the Fee Offset Agreement in exchange for a termination fee of $7.5 million. Under the Amended Servicing Agreement and the subservicing agreement with an affiliate, as part of the February 21, 2023 termination payment, Merx will continue to service certain legacy Apollo aircraft investments during its reduction.

On September 1, 2022, $110,700 of the Merx first lien secured revolver held by the Company was converted into common equity. On September 30, 2023, Merx amended its credit agreement and the commitment of the Merx first lien secured revolver decreased to $100,000. The balance of the Merx revolver as of December 31, 2024 was $59,575.

Sub-Servicing Agreement

On November 2, 2023, MFIC Bethesda CLO 1 LLC entered into a sub-servicing agreement with MidCap Financial Services, LLC (the "Sub-Servicing Agreement"), under which MidCap Financial Services, LLC provides management services to Bethesda CLO 1 Issuer in connection with the issuance of the Bethesda CLO 1 Notes. Under the Sub-Servicing Agreement, MFIC Bethesda CLO 1 LLC will pay MidCap Financial Services, LLC a fee in the amount of $100 on an annual basis.

Note 5. Earnings Per Share

The following table sets forth the computation of earnings (loss) per share ("EPS"), pursuant to ASC 260-10, for the twelve months ended December 31, 2024, the twelve months ended December 31, 2023 and the twelve months ended December 31, 2022, respectively.

	Year Ended December 31,		Nine Months Ended December 31,
	2024	2023	2022
Basic Earnings Per Share			
Net increase (decrease) in net assets resulting from operations	$ 98,819	$ 118,760	$ 22,940
Weighted average shares outstanding	77,957,924	65,330,350	64,585,966
Basic earnings (loss) per share	$ 1.27	$ 1.82	$ 0.36

(In thousands, except share and per share data)

Note 6. Investments

Fair Value Measurement and Disclosures

The following table shows the composition of our investment portfolio as of December 31, 2024, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy		
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$ 2,804,070	$ 2,765,156	$ —	$ 88,903	$ 2,676,253
Second Lien Secured Debt	23,454	17,798	—	12,034	5,764
Unsecured Debt	6,059	3,502	—	3,385	117
Structured Products and Other	53,671	41,125	—	15,024	26,101
Preferred Equity	16,069	24,831	—	—	24,831
Common Equity/Interests	273,109	161,868	220	—	161,648
Warrants	965	136	—	—	136
Total Investments	$ 3,177,397	$ 3,014,416	$ 220	$ 119,346	$ 2,894,850
Money Market Fund	$ 2,810	$ 2,810	$ 2,810	$ —	$ —
Total Cash Equivalents	$ 2,810	$ 2,810	$ 2,810	$ —	$ —
Total Investments after Cash Equivalents	$ 3,180,207	$ 3,017,226	$ 3,030	$ 119,346	$ 2,894,850

The following table shows the composition of our investment and derivative portfolio as of December 31, 2023, with the fair value disaggregated into the three levels of the fair value hierarchy in accordance with ASC 820:

			Fair Value Hierarchy		
	Cost	Fair Value	Level 1	Level 2	Level 3
First Lien Secured Debt	$ 2,093,887	$ 2,075,031	$ —	$ —	$ 2,075,031
Second Lien Secured Debt	46,274	31,887	—	—	31,887
Unsecured Debt	—	—	—	—	—
Structured Products and Other	44,993	41,333	—	—	41,333
Preferred Equity	25,685	32,405	—	—	32,405
Common Equity/Interests	326,914	153,344	1,217	—	152,127
Warrants	389	199	—	—	199
Total Investments	$ 2,538,142	$ 2,334,199	$ 1,217	$ —	$ 2,332,982
Money Market Fund	$ 252	$ 252	$ 252	$ —	$ —
Total Cash Equivalents	$ 252	$ 252	$ 252	$ —	$ —
Total Investments after Cash Equivalents	$ 2,538,394	$ 2,334,451	$ 1,469	$ —	$ 2,332,982

MIDCAP FINANCIAL INVESTMENT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

The following table shows changes in the fair value of our Level 3 investments for the twelve months ended December 31, 2024:

	First Lien Secured Debt (2)	Second Lien Secured Debt (2)	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of December 31, 2023	$ 2,075,031	$ 31,887	$ —	$ 41,333	$ 32,405	$ 152,127	$ 199	$ 2,332,982
Net realized gains (losses)	(384)	263	—	—	64	(70,915)	—	(70,972)
Net change in unrealized gains (losses)	(17,351)	9,125	(2,576)	(8,882)	2,043	63,249	(639)	44,969
Net amortization on investments	7,962	13	—	—	—	—	—	7,975
Purchases, including capitalized PIK (3)	1,499,000	3,924	2,693	2,554	5,887	19,626	576	1,534,260
Sales (3)	(873,636)	(31,738)	—	(8,904)	(15,568)	(2,439)	—	(932,285)
Transfers out of Level 3 (1)	(14,369)	(7,710)	—	—	—	—	—	(22,079)
Transfers into Level 3 (1)	—	—	—	—	—	—	—	—
Fair value as of December 31, 2024	$ 2,676,253	$ 5,764	$ 117	$ 26,101	$ 24,831	$ 161,648	$ 136	$ 2,894,850
Net change in unrealized gains (losses) on Level 3 investments still held as of December 31, 2024	$ (24,973)	$ (3,746)	$ (2,576)	$ (8,882)	$ (2,510)	$ 5,205	$ (639)	$ (38,121)

(1) Transfers out of Level 3 are due to an increase in the quantity and reliability of broker quotes obtained and transfers into Level 3 are due to a decrease in the quantity and reliability of broker quotes obtained as assessed by the Investment Adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2) Includes unfunded commitments measured at fair value of $(4,839).

(3) Includes reorganizations and restructuring of investments.

The following table shows changes in the fair value of our Level 3 investments during the year ended December 31, 2023:

	First Lien Secured Debt (2)	Second Lien Secured Debt (2)	Unsecured Debt	Structured Products and Other	Preferred Equity	Common Equity/Interests	Warrants	Total
Fair value as of December 31, 2022	$ 2,130,309	$ 70,919	$ 50	$ 9,413	$ 35,557	$ 149,314	$ 474	$ 2,396,036
Net realized gains (losses)	8,066	(978)	—	—	—	381	—	7,469
Net change in unrealized gains (losses)	1,808	20,424	—	3,924	11,692	(32,193)	(275)	5,380
Net amortization on investments	7,536	254	—	—	—	—	—	7,790
Purchases, including capitalized PIK (3)	521,876	138	2	30,077	67	23,754	—	575,914
Sales (3)	(594,564)	(58,870)	(52)	(2,081)	(14,911)	10,276	—	(660,202)
Transfers out of Level 3 (1)	—	—	—	—	—	—	—	—
Transfers into Level 3 (1)	—	—	—	—	—	595	—	595
Fair value as of December 31, 2023	$ 2,075,031	$ 31,887	$ —	$ 41,333	$ 32,405	$ 152,127	$ 199	$ 2,332,982
Net change in unrealized gains (losses) on Level 3 investments still held as of December 31, 2023	$ 334	$ (1,613)	$ —	$ 4,977	$ (1,258)	$ 4,209	$ (274)	$ 6,375

(1) Transfers out of Level 3 are due to an increase in the quantity and reliability of broker quotes obtained and transfers into Level 3 are due to a decrease in the quantity and reliability of broker quotes obtained as assessed by the Investment Adviser. Transfers are assumed to have occurred at the end of the period. There were no transfers between Level 1 and Level 2 fair value measurements during the period shown.

(2) Includes unfunded commitments measured at fair value of $(3,602).

(3) Includes reorganizations and restructuring of investments.

The following tables summarize the significant unobservable inputs the Company used to value its investments categorized within Level 3 as of December 31, 2024 and December 31, 2023. In addition to the techniques and inputs noted in the tables below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below tables are not intended to be all-inclusive, but rather provide information on the significant unobservable inputs as they relate to the Company's determination of fair values.

(In thousands, except share and per share data)

The unobservable inputs used in the fair value measurement of our Level 3 investments as of December 31, 2024 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements				
Asset Category	**Fair Value**	**Valuation Techniques/Methodologies**	**Unobservable Input**	**Range**		**Weighted Average (1)**
First Lien Secured Debt	$ 2,409,833	Yield Analysis	Discount Rate	4.1%	31.4%	11.3%
	136,535	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	119,051	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	10,765	Market Comparable Technique	Comparable Multiple	3.5x	3.5x	3.5x
	69	Broker Quote	Broker Quote	N/A	N/A	N/A
Second Lien Secured Debt	4,718	Market Comparable Technique	Comparable Multiple	6.2x	6.2x	6.2x
	914	Recovery Analysis	Recoverable Amount	3.5x	3.5x	3.5x
	132	Yield Analysis	Discount Rate	17.6%	17.6%	17.6%
Unsecured Debt	117	Market Comparable Technique	Comparable Multiple	4.3x	4.3x	4.3x
Structured Products and Other	26,101	Yield Analysis	Discount Rate	11.3%	12.3%	11.6%
Preferred Equity	24,119	Market Comparable Technique	Comparable Multiple	2.3x	17.8x	10.8x
	519	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	193	Yield Analysis	Discount Rate	13.5%	13.5%	13.5%
	—	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
Common Equity/Interests	124,215	Yield Analysis	Discount Rate	9.6%	13.5%	9.6%
	18,933	Estimated Proceeds	Estimated Proceeds	N/A	N/A	N/A
	17,838	Market Comparable Technique	Comparable Multiple	0.7x	22.0x	11.3x
	444	Option Pricing Model	Expected Volatility	25.0%	85.0%	34.3%
	218	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	—	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
Warrants	136	Option Pricing Model	Expected Volatility	50.0%	50.0%	50.0%
	—	Market Comparable Technique	Comparable Multiple	4.3x	4.3x	4.3x
Total Level 3 Investments	$ 2,894,850					

(1) The weighted average information is generally derived by assigning each disclosed unobservable input a proportionate weight based on the fair value of the related investment. For the commodity price unobservable input, the weighted average price is an undiscounted price based upon the estimated production level from the underlying reserves.

(In thousands, except share and per share data)

The unobservable inputs used in the fair value measurement of our Level 3 investments as of December 31, 2023 were as follows:

		Quantitative Information about Level 3 Fair Value Measurements				
Asset Category	**Fair Value**	**Valuation Techniques/Methodologies**	**Unobservable Input**	**Range**		**Weighted Average (1)**
First Lien Secured Debt	$ 59,746	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	111,468	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	1,903,817	Yield Analysis	Discount Rate	6.6%	25.1%	12.2%
Second Lien Secured Debt	2,207	Market Comparable Technique	Comparable Multiple	8.5x	8.5x	8.5x
	238	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	29,442	Yield Analysis	Discount Rate	13.7%	25.8%	17.3%
Structured Products and Other	41,333	Yield Analysis	Discount Rate	13.0%	15.6%	14.9%
Preferred Equity	31,950	Market Comparable Technique	Comparable Multiple	2.8x	12.5x	11.1x
	268	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	—	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	78	Residual Value	Residual Value	N/A	N/A	N/A
	109	Yield Analysis	Discount Rate	13.5%	13.5%	13.5%
Common Equity/Interests	12,898	Market Comparable Technique	Comparable Multiple	3.6x	26.0x	11.8x
	281	Option Pricing Model	Expected Volatility	30.0%	115.0%	59.1%
	125	Recent Transaction	Recent Transaction	N/A	N/A	N/A
	—	Recovery Analysis	Recoverable Amount	N/A	N/A	N/A
	117,454	Yield Analysis	Discount Rate	13.5%	14.3%	14.3%
	21,369	Estimated Proceeds	Estimated Proceeds	N/A	N/A	N/A
Warrants	199	Option Pricing Model	Expected Volatility	50.0%	50.0%	50.0%
Total Level 3 Investments	$ 2,332,982					

(1) The weighted average information is generally derived by assigning each disclosed unobservable input a proportionate weight based on the fair value of the related investment. For the commodity price unobservable input, the weighted average price is an undiscounted price based upon the estimated production level from the underlying reserves.

(In thousands, except share and per share data)

The significant unobservable inputs used in the fair value measurement of the Company's debt and equity securities are primarily earnings before interest, taxes, depreciation and amortization ("EBITDA") comparable multiples and market discount rates. The Company typically uses EBITDA comparable multiples on its equity securities to determine the fair value of investments. The Company uses market discount rates for debt securities to determine if the effective yield on a debt security is commensurate with the market yields for that type of debt security. If a debt security's effective yield is significantly less than the market yield for a similar debt security with a similar credit profile, the resulting fair value of the debt security may be lower. For certain investments where fair value is derived based on a recovery analysis, the Company uses underlying commodity prices from third party market pricing services to determine the fair value and/or recoverable amount, which represents the proceeds expected to be collected through asset sales or liquidation. Further, for certain investments, the Company also considered the probability of future events which are not in management's control. Significant increases or decreases in any of these inputs in isolation would result in a significantly lower or higher fair value measurement. The significant unobservable inputs used in the fair value measurement of the structured products include the discount rate applied in the valuation models in addition to default and recovery rates applied to projected cash flows in the valuation models. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of an investment; conversely decreases in the discount rate can significantly increase the fair value of an investment. The discount rate is determined based on the market rates an investor would expect for a similar investment with similar risks. For certain investments such as warrants, the Company may use an option pricing technique, of which the applicable method is the Black-Scholes Option Pricing Method ("BSM"), to perform valuations. The BSM is a model of price variation over time of financial instruments, such as equity, that is used to determine the price of call or put options. Various inputs are required but the primary unobservable input into the BSM model is the underlying asset volatility.

Investment Transactions

For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, purchases of investments on a trade date basis were $1,613,583, $417,124, and $499,632. For the year ended December 31, 2024, the year ended December 31, 2023 and the nine months ended December 31, 2022, respectively, sales and repayments (including prepayments and unamortized fees) of investments on a trade date basis were $928,974, $504,346 and $586,557.

PIK Income

The Company holds loans and other investments, including certain preferred equity investments, that have contractual PIK income. PIK income computed at the contractual rate is accrued into income and reflected as receivable up to the capitalization date. For the year ended December 31, 2024, year ended December 31, 2023 and nine months ended December 31, 2022, respectively, PIK income earned was $12,151, $3,006 and $2,662.

MIDCAP FINANCIAL INVESTMENT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

The following table shows the change in capitalized PIK balance for the year ended December 31, 2024, year ended December 31, 2023 and nine months ended December 31, 2022:

	Year Ended December 31,		Nine Months Ended December 31,
	2024	**2023**	**2022**
PIK balance at beginning of period	$ 24,485	$ 21,533	$ 39,227
PIK income capitalized	14,842	2,971	2,154
Adjustments due to investments exited or written off	(2,672)	(19)	(19,848)
PIK income received in cash	—	—	—
PIK balance at end of period	$ 36,655	$ 24,485	$ 21,533

Dividend Income on CLOs and Structured Finance Products

The Company holds structured finance products and other investments. The CLO equity investments and structured finance products are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The Company records as dividend income the accretable yield from its beneficial interests in structured products such as CLOs based upon a number of cash flow assumptions that are subject to uncertainties and contingencies. For the year ended December 31, 2024, year ended December 31, 2023 and nine months ended December 31, 2022 respectively, dividend income from structured products was $726, $1010 and $718.

Investments on Non-Accrual Status

As of December 31, 2024, 2.1% of total investments at amortized cost, or 1.3% of total investments at fair value, were on non-accrual status. As of December 31, 2023, 1.2% of total investments at amortized cost, or 0.2% of total investments at fair value, were on non-accrual status.

Unconsolidated Significant Subsidiaries

Our investments are generally in small and mid-sized companies in a variety of industries. In accordance with Rules 3-09 and 4-08(g) of Regulation S-X ("Rule 3-09" and "Rule 4-08(g)," respectively), we must determine which of our unconsolidated controlled portfolio companies are considered "significant subsidiaries," if any. In evaluating these investments, Rule 1-02(w)(2) of Regulation S-X stipulates two tests to be utilized by a business development company to determine if any of our controlled investments are considered significant subsidiaries for financial reporting purposes: the investment test and the income test. Rule 3-09 requires separate audited financial statements of an unconsolidated majority owned subsidiary in an annual report if any of the tests exceed the thresholds noted in Rule 1-02(w)(2) whereas Rule 4-08(g) only requires summarized financial information in an annual/quarterly report if the thresholds are exceeded.

As of December 31, 2024, December 31, 2023, and December 31, 2022, our investments in Merx Aviation Finance LLC exceeded the threshold in at least one of the tests under Rule 4-08(g). As of December 31, 2022, our investments in ChyronHego Corporation exceeded the threshold in at least one of the tests under Rule 4-08(g). Accordingly, summarized financial information is presented below for unconsolidated significant subsidiaries.

(In thousands, except share and per share data)

Merx Aviation Finance, LLC

Merx Aviation Finance, LLC and its subsidiaries (collectively, "Merx") are principally engaged in acquiring and leasing commercial aircraft to airlines. Their focus is on current generation aircraft, held either domestically or internationally. Merx may acquire fleets of aircraft primarily through securitized, non-recourse debt or individual aircraft. Merx may outsource its aircraft servicing requirements to third parties that have the global staff and expertise necessary to complete such tasks.

Balance Sheet

	December 31,	
	2024	2023
Total current assets	$ 88,232	$ 199,549
Total non-current assets	528,251	687,706
Total current liabilities	190,643	87,151
Total non-current liabilities	397,628	785,031
Shareholders' equity (deficit)	28,212	15,072

Income Statement

	Year Ended December 31,		Nine Months Ended December 31,
	2024	2023	2022
Net revenue	$ 109,234	$ 148,460	$ 104,842
Net operating income	61,891	20,045	13,224
Earnings (loss) before taxes	16,722	(28,158)	(6,825)
Net profit (loss)	14,759	(34,149)	(6,851)

ChyronHego Corporation

ChyronHego Corporation provides broadcast graphics creation, play-out and real-time data visualization for live television, news and sports production. It was founded in 1966 and is headquartered in Melville, New York.

Balance Sheet

	December 31,	
	2024	2023
Total current assets	$ 17,674	$ 15,953
Total non-current assets	66,015	73,351
Total current liabilities	12,615	16,622
Total non-current liabilities	129,564	116,385
Shareholders' equity (deficit)	(58,490)	(43,703)

(In thousands, except share and per share data)

Income Statement

	Twelve Months Ended December 31,		
	2024	2023	2022
Net revenue	$ 43,719	$ 40,274	$ 44,292
Net operating income	(3,220)	(4,145)	(1,353)
Earnings (loss) before taxes	(13,687)	(15,428)	(7,186)
Net profit/(loss)	(13,703)	(15,605)	(7,108)

Note 7. Debt and Foreign Currency Transactions and Translations

On April 4, 2018, the Company's Board, including a "required majority" (as defined in Section 57(o) of the Investment Company Act of 1940, as amended) of the Board, approved the application of the modified asset coverage requirements set forth in Section 61(a)(2) of the Investment Company Act of 1940. As a result, effective on April 4, 2019, our asset coverage requirement applicable to senior securities was reduced from 200% to 150% (i.e., the revised regulatory leverage limitation permits BDCs to double the amount of borrowings, such that we would be able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us).

The Company's outstanding debt obligations as of December 31, 2024 were as follows:

	Date Issued/ Amended	Total Aggregate Principal Amount Committed	Principal Amount Outstanding	Fair Value		Final Maturity Date
Senior Secured Facility	10/17/2024	$ 1,660,000 **	$ 970,148 *	$ 970,148	(1)	10/17/2029
MFIC Bethesda CLO I LLC Class A-1 Notes	11/2/2023	232,000	232,000	232,812	(2)	10/23/2035
2025 Notes	3/3/2015	350,000	350,000	349,342	(2)	3/3/2025
2026 Notes	7/16/2021	125,000	125,000	120,918	(2)	7/16/2026
2028 Notes	12/13/2023	80,000	80,000	81,472	(3)	12/15/2028
Total Debt Obligations		$ 2,447,000	$ 1,757,148	$ 1,754,692		
Deferred Financing Costs and Debt Discount			(5,527)			
Total Debt Obligations, net of Deferred Financing Cost and Debt Discount			$ 1,751,621			

____

* Includes foreign currency debt obligations as outlined in *Foreign Currency Transactions and Translations* within this note to the consolidated financial statements.

** Between October 17, 2024 and December 22, 2024, total lender commitments were $1,815,000. As of December 31, 2024, total lender commitments were $1,660,000.

(1) The fair value of these debt obligations would be categorized as Level 3 under ASC 820 as of December 31, 2024. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2) The fair value of these debt obligations would be categorized as Level 2 under ASC 820 as of December 31, 2024. The valuation is based on broker quoted prices.

(3) The fair value of these debt obligations would be categorized as Level 1 under ASC 820 as of December 31, 2024. The valuation is arrived using the closing price on exchange as on the relevant date.

(In thousands, except share and per share data)

The Company's outstanding debt obligations as of December 31, 2023 were as follows:

	Date Issued/ Amended	Total Aggregate Principal Amount Committed		Principal Amount Outstanding		Fair Value		Final Maturity Date
Senior Secured Facility	4/19/2023	$ 1,705,000	**	$ 682,977	*	$ 682,977	(1)	4/19/2028
Bethesda CLO 1 Class A-1	11/2/2023	232,000		232,000		232,000	(2)	10/23/2035
2025 Notes	3/3/2015	350,000		350,000		336,013	(2)	3/3/2025
2026 Notes	7/16/2021	125,000		125,000		114,291	(2)	7/16/2026
2028 Notes	12/13/2023	80,000		80,000		81,600	(3)	12/15/2028
Total Debt Obligations		$ 2,492,000		$ 1,469,977		$ 1,446,881		
Deferred Financing Costs and Debt Discount				$ (7,710)				
Total Debt Obligations, net of Deferred Financing Cost and Debt Discount				$ 1,462,267				

* Includes foreign currency debt obligations as outlined in *Foreign Currency Transactions and Translations* within this note to the financial statements.

** Prior to November 19, 2022, total lender commitments were $1,810,000. As of December 31, 2023, total lender commitments were $1,705,000.

(1) The fair value of these debt obligations would be categorized as Level 3 under ASC 820 as of December 31, 2023. The valuation is based on a yield analysis and discount rate commensurate with the market yields for similar types of debt.

(2) The fair value of these debt obligations would be categorized as Level 2 under ASC 820 as of December 31, 2023. The valuation is based on broker quoted prices.

Senior Secured Facility

On October 17, 2024, the Company amended and restated its senior secured, multi-currency, revolving credit facility (the "Senior Secured Facility"), previously amended and restated as of April 19, 2023, December 22, 2020 and November 19, 2018. The amended and restated agreement extended the final maturity date through October 17, 2029. Lender commitments under the Senior Secured Facility will increase from $1,705,000 to $1,815,000 until December 22, 2024 and will decrease to $1,660,000 thereafter. The Senior Secured Facility includes an "accordion" feature that allows the Company to increase the size of the Facility to $2,722,500. The Senior Secured Facility is secured by substantially all of the assets in the Company's portfolio, including cash and cash equivalents.

Commencing October 17, 2028, the Company is required to repay, the outstanding amount under the Senior Secured Facility as of October 17, 2028 out of the proceeds of certain asset sales and other recovery events and equity and debt issuances. The stated interest rates on outstanding borrowings under the Senior Secured Facility depend on the type of borrowing and the "gross borrowing base" at the time. USD borrowings accrue at (a) either Term SOFR plus 1.85% per annum or Term SOFR plus 1.975% per annum, or (b) either Alternate Base Rate plus 0.75% per annum or Alternate Base Rate plus 0.875% per annum. The Company is required to pay a commitment fee of 0.375% per annum on any unused portion of the Senior Secured Facility and fronting fees (which fronting fee is exclusive of the applicable margin) of 0.25% per annum on the letters of credit issued.

(In thousands, except share and per share data)

The Senior Secured Facility contains affirmative and restrictive covenants, events of default and other customary provisions for similar debt facilities, including (subject to the exceptions set forth in the Senior Secured Facility): (a) periodic financial reporting requirements, (b) maintaining minimum stockholders' equity of $1,000,000 plus 25% of the net proceeds from the sale of equity interests in the Company after July 22, 2024, (c) maintaining a ratio of total assets, less total liabilities (and indebtedness not represented by "senior securities") to total "senior securities" representing indebtedness, in each case of the Company and its consolidated subsidiaries, of not less than 1.5:1.0, (d) limitations on the incurrence of additional indebtedness, (e) limitations on liens, (f) limitations on investments (other than, among other exceptions, as permitted under the Investment Company Act of 1940, as amended, and the Company's investment policies), (g) limitations on mergers and disposition of assets (other than, among other exceptions, in the normal course of the Company's business activities), (h) limitations on the creation or existence of agreements that permit liens on properties of the Company's consolidated subsidiaries and (i) limitations on the repurchase or redemption of certain unsecured debt and debt securities. In addition to the asset coverage ratio described in clause (c) of the preceding sentence, borrowings under the Senior Secured Facility (and the incurrence of certain other permitted debt) are subject to compliance with a borrowing base that applies different advance rates to different types of assets in the Company's portfolio. The advance rate applicable to any specific type of asset in the Company's portfolio will also depend on the relevant asset coverage ratio as of the date of determination. Borrowings under the Senior Secured Facility will also continue to be subject to the leverage restrictions contained in the Investment Company Act of 1940, as amended.

The Senior Secured Facility also provides for the issuance of letters of credit up to an aggregate amount of $150,000. As of December 31, 2024 and December 31, 2023, the Company had $7,828 and $17,291, respectively, in standby letters of credit issued through the Senior Secured Facility. The amount available for borrowing under the Senior Secured Facility is reduced by any standby letters of credit issued through the Senior Secured Facility. Under GAAP, these letters of credit are considered commitments because no funding has been made and as such are not considered a liability. These letters of credit are not senior securities because they are not in the form of a typical financial guarantee and the portfolio companies are obligated to refund any drawn amounts. The available remaining commitments under the Senior Secured Facility were $682,024 and $1,004,732 as of December 31, 2024 and December 31, 2023, respectively. Terms used in this disclosure have the meanings set forth in the Senior Secured Facility agreement.

Senior Unsecured Notes

2025 Notes

On March 3, 2015, the Company issued $350,000 aggregate principal amount of senior unsecured notes for net proceeds of $343,650 (the "2025 Notes"). The 2025 Notes will mature on March 3, 2025. Interest on the 2025 Notes is due semi-annually on March 3 and September 3, at an annual rate of 5.25%, commencing on September 3, 2015. The 2025 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

As of December 31, 2024, the $350,000 aggregate principal amount of the 2025 Notes was considered Covered Debt, as defined in the Senior Secured Facility, which may restrict the Company's ability to borrow the maximum amount available under the Senior Security Facility.

(In thousands, except share and per share data)

2026 Notes

On July 16, 2021, the Company issued $125,000 aggregate principal amount of general unsecured notes for net proceeds of $122,965 (the “2026 Notes”). The 2026 Notes will mature on July 16, 2026. Interest on the 2026 Notes is due semi-annually on January 16 and July 16, at an annual rate of 4.50%, commencing on January 16, 2022. The 2026 Notes are general, unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness.

2028 Notes

On December 13, 2023, the Company issued $80,000 aggregate principal amount of 8.00% Notes due 2028 (inclusive of $5,000 aggregate principal amount pursuant to the underwriters’ overallotment option to purchase additional Notes) (the “2028 Notes”). As of December 31, 2023, the principal amount outstanding was $80,000. The 2028 Notes will mature on December 15, 2028. The 2028 Notes bear interest at a rate of 8.00% per year, commencing December 13, 2023. The Company will pay interest on the 2028 Notes on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2024. The 2028 Notes may be redeemed in whole or in part at any time or from time to time at our option on or after December 15, 2025, at a redemption price of $25 per Note plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

MFIC Bethesda CLO 1 LLC Debt Securitization

On November 2, 2023, the Company completed a $402,360 term debt securitization (the “Bethesda CLO 1”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by the Company, which is consolidated by the Company for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the Bethesda CLO 1 (collectively, the “Bethesda CLO 1 Notes”) were issued by MFIC Bethesda CLO 1 LLC (the “Bethesda CLO 1 Issuer”), an indirectly wholly-owned and consolidated (for tax and accounting purposes) subsidiary of the Company, and are primarily secured by a diversified portfolio of middle market loans and participation interests therein. The following table presents information on the secured and unsecured notes issued in the Bethesda CLO 1:

		December 31, 2024		
Description	**Type**	**Principal Outstanding**	**Interest Rate**	**Credit Rating**
Class A-1 Notes	Senior Secured Floating Rate	232,000	SOFR + 2.40%	AAA(sf)/ AAAsf
Class A-2 Notes (1)	Senior Secured Floating Rate	16,000	SOFR + 2.90%	AAA(sf)
Total Secured Notes		248,000		
Subordinated Notes (1)		154,360	None	NR
Total Bethesda CLO 1 Notes		$ 402,360		

(1) The Company retained (in the Bethesda CLO 1 Depositor) all of the Class A-2 Notes and the Subordinated Notes issued in the Bethesda CLO 1 Debt Securitization which are eliminated in consolidation.

MIDCAP FINANCIAL INVESTMENT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

The Company retained (in a newly formed wholly owned subsidiary of the Company (the "Bethesda CLO 1 Depositor")) all of the Class A-2 Notes and the Subordinated Notes issued in the Bethesda CLO 1 in part in exchange for the Company's sale and contribution to the Bethesda CLO 1 Issuer of the initial closing date portfolio. The Class A-1 Notes and the Class A-2 Notes are scheduled to mature in October 2035 and the Subordinated Notes are scheduled to mature in October 2123; however the Bethesda CLO 1 Notes may be redeemed by the Issuer, at the direction of the Bethesda CLO 1 Depositor (at the direction of the Company) as holder of the Subordinated Notes, on any business day after October 23, 2025. In connection with the sale and contribution, the Company has made customary representations, warranties and covenants to the Issuer. The Class A-1 Notes and Class A-2 Notes are secured obligations of the Bethesda CLO 1 Issuer, the Subordinated Notes are the unsecured obligations of the Bethesda CLO 1 Issuer, and the indenture governing the Bethesda CLO 1 Notes includes customary covenants and events of default.

The Bethesda CLO 1 Notes are not, and will not be, registered under the Securities Act, or any state securities or "blue sky" laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.

The Company serves as collateral manager to the Bethesda CLO 1 Issuer under a collateral management agreement and has agreed to irrevocably waive all collateral management fees payable pursuant to the collateral management agreement.

The following table summarizes the average and maximum debt outstanding, and the interest and debt issuance cost for the year ended December 31, 2024, year ended December 31, 2023 and nine months ended December 31, 2022, respectively,

	Years Ended December 31,		Nine Months Ended December 31,
	2024	2023	2022
Average debt outstanding	$ 1,567,909	$ 1,453,682	$ 1,546,037
Maximum amount of debt outstanding	1,791,303	1,826,411	1,669,385
Weighted average annualized interest cost (1)	6.90%	6.70%	4.68%
Annualized amortized debt issuance cost	0.44%	0.40%	0.37%
Total annualized interest cost	7.35%	7.10%	5.05%

(1) Includes the stated interest expense and commitment fees on the unused portion of the Senior Secured Facility. Commitment fees for the year ended December 31, 2024, the year ended December 31, 2023, and nine months ended December 31, 2022, respectively, were $3,503, $2,767 and $1,990 respectively.

Foreign Currency Transactions and Translations

The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of December 31, 2024:

	Original Principal Amount (Local)	Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain/(Loss)	Reset Date
British Pound	£ 17,700	$ 22,058	$ 22,153	$ (95)	1/31/2025
European Euro	€ 2,700	2,991	2,796	195	1/31/2025
Canadian Dollar	C$ 12,800	9,304	8,899	405	1/31/2025
Total		$ 34,353	$ 33,848	$ 505	

The Company had the following foreign-denominated debt outstanding on the Senior Secured Facility as of December 31, 2023:

	Original Principal Amount (Local)	Original Principal Amount (USD)	Principal Amount Outstanding	Unrealized Gain/(Loss)	Reset Date
British Pound	£ 36,900	$ 45,909	$ 46,977	$ (1,068)	1/31/2024
Total		$ 45,909	$ 46,977	$ (1,068)	

(In thousands, except share and per share data)

As of December 31, 2024 and December 31, 2023, the Company was in compliance with all debt covenants for all outstanding debt obligations.

Note 8. Stockholders' Equity

The Company issued approximately $30,000 of common stock in August 2022.

The Company adopted the following plans, approved by the Board, for the purpose of repurchasing its common stock in accordance with applicable rules specified in the Securities Exchange Act of 1934 (the "1934 Act") (the "Repurchase Plans"):

Date of Agreement/Amendment	Maximum Cost of Shares That May Be Repurchased	Cost of Shares Repurchased	Remaining Cost of Shares That May Be Repurchased
August 5, 2015	$ 50,000	$ 50,000	$ —
December 14, 2015	50,000	50,000	—
September 14, 2016	50,000	50,000	—
October 30, 2018	50,000	50,000	—
February 6, 2019	50,000	48,107	1,893
February 3, 2022	25,000	—	25,000
Total as of December 31, 2024	$ 275,000	$ 248,107	$ 26,893

The Repurchase Plans were designed to allow the Company to repurchase its shares both during its open window periods and at times when it otherwise might be prevented from doing so under applicable insider trading laws or because of self-imposed trading blackout periods. A broker selected by the Company will have the authority under the terms and limitations specified in an agreement with the Company to repurchase shares on the Company's behalf in accordance with the terms of the Repurchase Plans. Repurchases are subject to SEC regulations as well as certain price, market volume and timing constraints specified in the Repurchase Plans. Pursuant to the Repurchase Plans, the Company may from time to time repurchase a portion of its shares of common stock and the Company is hereby notifying stockholders of its intention as required by applicable securities laws.

Under the Repurchase Plans described above, the Company allocated the following amounts to be repurchased in accordance with SEC Rule 10b5-1 (the "10b5-1 Repurchase Plans"):

Effective Date	Termination Date	Amount Allocated to 10b5-1 Repurchase Plans
September 15, 2015	November 5, 2015	$ 5,000
January 1, 2016	February 5, 2016	10,000
April 1, 2016	May 19, 2016	5,000
July 1, 2016	August 5, 2016	15,000
September 30, 2016	November 8, 2016	20,000
January 4, 2017	February 6, 2017	10,000
March 31, 2017	May 19, 2017	10,000
June 30, 2017	August 7, 2017	10,000
October 2, 2017	November 6, 2017	10,000
January 3, 2018	February 8, 2018	10,000
June 18, 2018	August 9, 2018	10,000
September 17, 2018	October 31, 2018	10,000
December 12, 2018	February 7, 2019	10,000
February 25, 2019	May 17, 2019	25,000
March 18, 2019	May 17, 2019	10,000
June 4, 2019	August 7, 2019	25,000
June 17, 2019	August 7, 2019	20,000
September 16, 2019	November 6, 2019	20,000
December 6, 2019	February 5, 2020	25,000
December 16, 2019	February 5, 2020	15,000
March 12, 2020	March 19, 2020	20,000
March 30, 2021	May 21, 2021	10,000
June 16, 2021	November 5, 2021	10,000
December 16, 2021	August 3, 2022	5,000
December 27, 2022	February 22, 2023	10,000

(In thousands, except share and per share data)

During the year ended December 31, 2024, the Company did not repurchase any shares.

During the year ended December 31, 2023, the Company repurchased 198,084 shares at a weighted average price per share of $11.60, inclusive of commissions, for a total cost of $2,297. This represents a discount of approximately 23.85% of the average net asset value per share for the year ended December 31, 2023.

Since the inception of the Repurchase Plans through December 31, 2024, the Company repurchased 15,593,120 shares at a weighted average price per share of $15.91, inclusive of commissions, for a total cost of $248,107. Including fractional shares, the Company has repurchased 15,593,150 shares at a weighted average price per share of $15.91, inclusive of commissions for a total cost of $248,107.

On October 30, 2018, the Company's Board approved a one-for-three reverse stock split of the Company's common stock which was effective as of the close of business on November 30, 2018. The Company's common stock began trading on a split-adjusted basis on December 3, 2018. The fractional shares that resulted from the Reverse Stock Split were approximately 29 shares and they were canceled by paying cash in lieu of the fair value.

On July 22, 2019, the Board approved Articles of Amendment which amended the Company's charter to reduce the amount of authorized capital stock from 400,000,000 shares, par value $0.001 per share, to 130,000,000 shares, par value $0.001 per share. The Articles of Amendment were accepted for record by the Department of Assessments and Taxation of the State of Maryland on July 22, 2019 and immediately became effective.

(In thousands, except share and per share data)

On August 2, 2022, the Company entered into a share subscription agreement ("Purchase Agreement") with MFIC Holdings, LP, a subsidiary of MidCap FinCo Designated Activity Company (together with its subsidiaries, "MidCap FinCo"), a middle-market specialty finance firm discretionarily managed by an affiliate of the Company's investment adviser, in connection with the issuance and sale of the Company's common stock, par value $0.001 per share (the "Offering"). Pursuant to the Purchase Agreement, the Company issued 1,932,641 shares of its common stock at a purchase price of $15.52 per share, the net asset value per share of the Company's common stock as of June 30, 2022. The total proceeds of the offering excluding expenses was approximately $30,000. The shares are subject to a two-year lock-up period. MidCap FinCo agreed to bear any expenses that the Company incurred in connection with the Offering greater than $300.

On July 22, 2024, the Company completed the Mergers with AFT and AIF. In connection with the Mergers, the Company issued an aggregate of 28,527,003 shares of the Company's common stock valued at approximately $440,140. For more information, please see **Note 13** "Mergers with AFT and AIF" to our consolidated financial statements included in this report.

On August 13, 2024, the Company entered into (i) an equity distribution agreement by and among the Company, the Investment Adviser, the Administrator and Truist Securities, Inc. ("Truist") and (ii) an equity distribution agreement by and among the Company, the Investment Adviser, the Administrator and Jefferies LLC ("Jefferies," and together with Truist, the "Sales Agents"). The equity distribution agreements with the Sales Agents described in the preceding sentence are collectively referred to herein as the "Equity Distribution Agreements." The Equity Distribution Agreements provided that the Company may from time to time issue and sell shares of its common stock, par value $0.001 per share ("Shares"), having an aggregate offering price of up to $200,000, through the Sales Agents, or to them as principal for their own respective accounts. Sales of the shares, if any, may be made in transactions that are deemed to be an "at the market" ("ATM") offering as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including without limitation sales made directly on or through the NASDAQ Global Select Market, sales made to or through market makers and sales made through any other existing trading market or electronic communications network, and by any other method permitted by law, including but not limited to privately negotiated transactions, which may include block trades, as the Company and the Sales Agents may agree. The Sales Agents will receive a commission from the Company up to 1.5% of the gross sales price of any Shares sold through the Sales Agents under the Equity Distribution Agreements. The Company may from time to time issue and sell shares of its common stock through public or ATM offerings. As of December 31, 2024, there were no shares issued through ATM offerings.

Note 9. Commitments and Contingencies

The Company has various commitments to fund various revolving and delayed draw senior secured and subordinated loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. As of December 31, 2024 and December 31, 2023, the Company had the following unfunded commitments to its portfolio companies:

	December 31, 2024	December 31, 2023
Unfunded revolver obligations and bridge loan commitments (1)	$ 233,293	$ 139,979
Standby letters of credit issued and outstanding (2)	11,381	42,921
Unfunded delayed draw loan commitments (including commitments with performance thresholds not met) (3)	240,984	167,756
Total Unfunded Commitments (4)	$ 485,658	$ 350,656

(1) The unfunded revolver obligations may or may not be funded to the borrowing party in the future. The amounts relate to loans with various maturity dates, but the entire amount was eligible for funding to the borrowers as of December 31, 2024 and December 31, 2023, subject to the terms of each loan's respective credit agreements which includes borrowing covenants that need to be met prior to funding. As of December 31, 2024 and December 31, 2023, the bridge loan commitments included in the balances were $0 and $0, respectively.

(2) For all these letters of credit issued and outstanding, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. None of the letters of credit issued and outstanding are recorded as a

(In thousands, except share and per share data)

liability on the Company's Consolidated Statements of Assets and Liabilities as such letters of credit are considered in the valuation of the investments in the portfolio company.

(3) The Company's commitment to fund delayed draw loans is triggered upon the satisfaction of certain pre-negotiated terms and conditions which can include covenants to maintain specified leverage levels and other related borrowing base covenants. For commitments to fund delayed draw loans with performance thresholds, borrowers are required to meet certain performance requirements before the Company is obligated to fulfill these commitments.

(4) The Company also had an unfunded revolver commitment to its fully controlled affiliate Merx Aviation Finance, LLC of $40,425 and $25,925 as of December 31, 2024 and December 31, 2023, respectively. Given the Company's controlling interest, the timing and the amount of the funding has not been determined.

Note 10. Income Taxes

For income tax purposes, distributions made to stockholders are reported as ordinary income, capital gains, non-taxable return of capital, or a combination thereof. The final determination of the tax character of distributions will not be made until we file our tax return for each tax year and the tax characteristics of all distributions will be reported to stockholders on Form 1099 after the end of each calendar year. The tax character of distributions paid to stockholders during the tax periods ended December 31, 2024, December 31, 2023 and December 31, 2022 were as follows:

	Year Ended December 31,		Nine Months Ended December 31,
	2024	2023	2022
Ordinary income	$ 139,623	$ 99,259	$ 68,028
Capital gains	—	—	—
Return of capital	—	—	—
Total distributions paid to stockholders	$ 139,623	$ 99,259	$ 68,028

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.

The following table reconciles the net increase in net assets resulting from operations to taxable income for the tax years ended December 31, 2024, December 31, 2023 and December 31, 2022:

	Year Ended December 31,		Nine Months Ended December 31,
	2024	2023	2022
Net increase (decrease) in net assets resulting from operations	$ 98,819	$ 118,760	$ 22,940
Adjustments:			
Net realized losses (gains)	77,020	(200)	69,239
Net change in unrealized losses (gains)	(42,543)	(2,561)	(18,036)
Income not currently taxable	—	—	—
Income (loss) recognized for tax but not book	(1,521)	26,064	(1,419)
Expenses not currently deductible	—	—	—
Expenses incurred for tax but not book	—	—	—
Realized gain/loss differences (1)	(8,505)	(7,084)	(7,723)
Taxable income before deductions for distributions	$ 123,270	$ 134,979	$ 65,001

(In thousands, except share and per share data)

(1) These pertain to book income/losses treated as capital gains/losses for tax purposes or book realized gains/losses treated as ordinary income/losses for tax purposes.

The following table shows the components of accumulated losses on a tax basis for the year ended December 31, 2024, December 31, 2023, and nine months ended December 31, 2022:

	Year Ended December 31,		Nine Months Ended December 31,
	2024	2023	2022
Undistributed ordinary income	$ 55,472	$ 59,879	$ 24,468
Capital loss carryforward	(1,116,382)	(920,914)	(880,548)
Other temporary book-to-tax differences	—	—	—
Unrealized appreciation (depreciation)	(192,628)	(237,438)	(262,999)
Total accumulated under-distributed (over-distributed) earnings	$ (1,253,538)	$ (1,098,473)	$ (1,119,079)

On December 22, 2010, the Regulated Investment Company Modernization Act (the "Act") was enacted which changed various technical rules governing the tax treatment of RICs. The changes are generally effective for taxable years beginning after the date of enactment. Under the Act, the Company will be permitted to carry forward capital losses incurred in taxable years beginning after the date of enactment for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term losses rather than being considered all short-term as under previous law.

(In thousands, except share and per share data)

A portion of losses acquired from Apollo Senior Floating Rate Fund and Apollo Tactical Income Fund may be subject to limitations under the Internal Revenue Code 382.

As of December 31, 2024, the Company had a post-enactment short-term capital loss carryforward of $226,198 and long-term capital loss carryforward of $890,185. As of December 31, 2023, the Company had a post-enactment short-term capital loss carryforward of $221,933 and long-term capital loss carryforward of $698,980. As of December 31, 2022, the Company had a post-enactment short-term capital loss carryforward of $226,846 and long-term capital loss carryforward of $653,700.

As of December 31, 2024, the Company had no pre-enactment net capital loss carryforward. None of the pre-enactment net capital loss carryforwards were utilized in the past three years and none of the pre-enactment net capital loss carryforwards expired on December 31, 2024.

For tax purposes, the Company may elect to defer any portion of a post-October capital loss or late-year ordinary loss to the first day of the following fiscal year.

As of December 31, 2024, the Company deferred no late-year ordinary losses which are deemed to arise on January 1, 2024. As of December 31, 2023, the Company deferred no late-year ordinary losses which are deemed to arise on January 1, 2023. As of March 31, 2022, the Company deferred no late-year ordinary losses which are deemed to arise on April 1, 2022.

As of December 31, 2024, the Company deferred no post-October capital loss deemed to arise on January 1, 2025. As of December 31, 2023, the Company deferred no post-October capital loss deemed to arise on January 1, 2024. As of December 31, 2022, the Company deferred no post-October capital loss deemed to arise on January 1, 2023.

Management has analyzed the Company's tax positions taken, or to be taken, on federal income tax returns for all open tax years, and has concluded that no provision for income tax is required in the Company's consolidated financial statements. The Company's federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.

In general, we may make certain reclassifications to the components of net assets as a result of permanent book-to-tax differences and book-to-tax differences relating to stockholder distributions. Accordingly, as of December 31, 2024, we adjusted accumulated net realized loss by $(129,898) to $(1,072,360) and overdistributed net investment income by $15,634 to $(14,330). Total earnings and net asset value were not affected. As of December 31, 2023, we adjusted accumulated net realized loss by $26,573 to $865,439 and overdistributed net investment income by ($25,468) to ($23,639). Total earnings and net asset value were not affected.

To the extent that the Company determines that its estimated current year annual taxable income will exceed its estimated current year dividends from such taxable income, the Company accrues excise tax on estimated excess taxable income. The excise tax is included in other general and administrative expenses. For the year ended December 31, 2024 and 2023,$- and $1,103 was recorded for U.S. federal excise tax respectively.

Note 11. Financial Highlights

The following is a schedule of financial highlights as of and for the year ended December 31, 2024, the year ended December 31, 2023, the nine months ended December 31, 2022 and twelve months ended March 31, 2022 and 2021:

	Year Ended December 31, 2024		Year Ended December 31, 2023		Nine Months Ended December 31, 2022		Year Ended March 31, 2022		Year Ended March 31, 2021	
Per Share Data*										
Net asset value at beginning of period	$	15.41	$	15.10	$	15.79	$	15.88	$	15.70
Net investment income (1)		1.71		1.78		1.15		1.49		1.69
Net realized and change in unrealized gains (losses) (1)		(0.44)		0.04		(0.79)		(0.21)		0.03
Net increase in net assets resulting from operations		1.27		1.82		0.36		1.28		1.71
Distribution of net investment income (2)		(1.72)		(1.52)		(1.05)		(1.44)		(1.53)
Distribution of return of capital (2)		—		—		—		—		—
Accretion due to share repurchases		—		0.01		0.01		0.07		—
Net asset value at end of period	$	14.98	$	15.41	$	15.10	$	15.79	$	15.88
Per share market value at end of period	$	13.49	$	13.68	$	11.40	$	13.22	$	13.72
Total return (3)		11.09%		34.90%		(5.42)%		7.19%		135.08%
Shares outstanding at end of period		93,780,278		65,253,275		65,451,359		63,647,240		65,259,176
Weighted average shares outstanding		77,957,924		65,330,350		64,585,966		64,516,533		65,259,176
Ratio/Supplemental Data										
Net assets at end of period (in millions)	$	1,404.6	$	1,005.3	$	988.1	$	1,004.8	$	1,036.3
Annualized ratio of operating expenses to average net assets (4)(5)		4.54%		5.76%		5.67%		6.04%		5.05%
Annualized ratio of interest and other debt expenses to average net assets (5)		9.89%		10.37%		7.83%		5.34%		5.44%
Annualized ratio of total expenses to average net assets (4)(5)		14.44%		16.13%		13.50%		11.38%		10.49%
Annualized ratio of net investment income to average net assets (5)		11.42%		11.66%		9.87%		9.32%		10.82%
Average debt outstanding (in millions)	$	1,567.9	$	1,453.7	$	1,546.0	$	1,545.2	$	1,632.3
Average debt per share	$	20.11	$	22.25	$	23.94	$	23.95	$	25.01
Annualized portfolio turnover rate (5)(7)		35.20%		17.53%		26.70%		42.41%		23.79%
Asset coverage per unit (6)	$	1,799	$	1,684	$	1,648	$	1,635	$	1,705

*Totals may not foot due to rounding.

(1) Financial highlights are based on the weighted average number of shares outstanding for the period presented.

(2) The tax character of distributions are determined based on taxable income calculated in accordance with income tax regulations which may differ from amounts determined under GAAP. Although the tax character of distributions paid to stockholders through December 31, 2024 may include return of capital, the exact amount cannot be determined at this point. Per share amounts are based on actual rate per share.

(In thousands, except share and per share data)

(3) Total return is based on the change in market price per share during the respective periods. Total return also takes into account distributions, if any, reinvested in accordance with the Company's dividend reinvestment plan.

(4) The ratio of operating expenses to average net assets and the ratio of total expenses to average net assets are shown inclusive of all voluntary management and incentive fee waivers (See **Note 4** to the consolidated financial statements). For the year ended December 31, 2024, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 4.57% and 14.50%, respectively, without the voluntary fee waivers. For the year ended December 31, 2023, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 5.82% and 16.29%, respectively, without the voluntary fee waivers. For the nine months ended December 31, 2022, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 5.73% and 13.63%, respectively, without the voluntary fee waivers. For the year ended March 31, 2022, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 6.10% and 11.44%, respectively, without the voluntary fee waivers. For the year ended March 31, 2021, the ratio of operating expenses to average net assets and the ratio of total expenses to average net assets would be 5.08% and 10.53%, respectively, without the voluntary fee waivers.

(5) Annualized for the nine months ended December 31, 2022.

(6) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by one thousand to determine the asset coverage per unit. As of December 31, 2024 and December 31, 2023, the Company's asset coverage was 180% and 168%, respectively.

Note 12. Senior Securities Table

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the year ended December 31, 2024, 2023, the nine months ended December 31, 2022, and the years ended March 31, 2022, 2021, 2020, 2019, 2018, 2017 and 2016. The report of our current independent registered public accounting firm on the senior securities table is included elsewhere in this Annual Report. The " — " indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

Class and Year	Total Amount Outstanding (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Estimated Market Value Per Unit (4)
Senior Secured Facility				
Fiscal Year Ended December 31, 2024	$ 970,148	$ 1,799	$ —	N/A(5)
Fiscal Year Ended December 31, 2023	682,977	1,684	—	N/A(5)
Fiscal Year Ended December 31, 2022(10)	1,012,503	1,648	—	N/A(5)
Fiscal Year Ended March 31, 2022(10)	1,080,468	1,635	—	N/A(5)
Fiscal Year Ended March 31, 2021	1,119,186	1,705	—	N/A(5)
Fiscal Year Ended March 31, 2020	1,449,402	1,567	—	N/A(5)
Fiscal Year Ended March 31, 2019	638,888	2,153	—	N/A(5)
Fiscal Year Ended March 31, 2018	285,216	2,770	—	N/A(5)
Fiscal Year Ended March 31, 2017	200,923	2,709	—	N/A(5)
Fiscal Year Ended March 31, 2016	637,904	2,235	—	N/A(5)
Bethesda CLO 1				
Fiscal Year Ended December 31, 2024	$ 232,000	$ 1,799	$ —	N/A

(In thousands, except share and per share data)

Class and Year	Total Amount Outstanding (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Estimated Market Value Per Unit (4)
Fiscal Year Ended December 31, 2023	232,000	1,684	—	N/A
Fiscal Year Ended December 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2021	—	—	—	—
Fiscal Year Ended March 31, 2020	—	—	—	—
Fiscal Year Ended March 31, 2019	—	—	—	—
Fiscal Year Ended March 31, 2018	—	—	—	—
Fiscal Year Ended March 31, 2017	—	—	—	—
Fiscal Year Ended March 31, 2016	—	—	—	—
Senior Secured Notes				
Fiscal Year Ended December 31, 2024	$ —	$ —	$ —	—
Fiscal Year Ended December 31, 2023	—	—	—	—
Fiscal Year Ended December 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2021	—	—	—	—
Fiscal Year Ended March 31, 2020	—	—	—	—
Fiscal Year Ended March 31, 2019	—	—	—	—(6)
Fiscal Year Ended March 31, 2018	16,000	2,770	—	N/A(6)
Fiscal Year Ended March 31, 2017	16,000	2,709	—	N/A(6)
Fiscal Year Ended March 31, 2016	45,000	2,235	—	N/A(6)
2042 Notes				
Fiscal Year Ended December 31, 2024	$ —	$ —	$ —	—
Fiscal Year Ended December 31, 2023	—	—	—	—
Fiscal Year Ended December 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2021	—	—	—	—
Fiscal Year Ended March 31, 2020	—	—	—	—
Fiscal Year Ended March 31, 2019	—	—	—	—

MIDCAP FINANCIAL INVESTMENT CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except share and per share data)

Class and Year	Total Amount Outstanding (1)		Asset Coverage Per Unit (2)		Involuntary Liquidating Preference Per Unit (3)		Estimated Market Value Per Unit (4)
Fiscal Year Ended March 31, 2018		—		—		—	—(7)
Fiscal Year Ended March 31, 2017		150,000		2,709		—	101.44
Fiscal Year Ended March 31, 2016		150,000		2,235		—	100.04
2043 Notes							
Fiscal Year Ended December 31, 2024	$	—	$	—	$	—	—
Fiscal Year Ended December 31, 2023		—		—		—	—
Fiscal Year Ended December 31, 2022(10)		—		—		—	—
Fiscal Year Ended March 31, 2022(10)		—		—		—	—
Fiscal Year Ended March 31, 2021		—		—		—	—(9)
Fiscal Year Ended March 31, 2020		—		—		—	103.80
Fiscal Year Ended March 31, 2019		150,000		2,153		—	101.36
Fiscal Year Ended March 31, 2018		150,000		2,770		—	104.12
Fiscal Year Ended March 31, 2017		150,000		2,709		—	101.16
Fiscal Year Ended March 31, 2016		150,000		2,235		—	99.74
2025 Notes							
Fiscal Year Ended December 31, 2024	$	350,000	$	1,799	$	—	N/A
Fiscal Year Ended December 31, 2023		350,000		1,684		—	N/A
Fiscal Year Ended December 31, 2022(10)		350,000		1,648		—	N/A
Fiscal Year Ended March 31, 2022(10)		350,000		1,635		—	N/A
Fiscal Year Ended March 31, 2021		350,000		1,705		—	N/A
Fiscal Year Ended March 31, 2020		350,000		1,567		—	N/A
Fiscal Year Ended March 31, 2019		350,000		2,153		—	N/A
Fiscal Year Ended March 31, 2018		350,000		2,770		—	N/A
Fiscal Year Ended March 31, 2017		350,000		2,709		—	N/A
Fiscal Year Ended March 31, 2016		350,000		2,235		—	N/A
2026 Notes							
Fiscal Year Ended December 31, 2024	$	125,000	$	1,799	$	—	N/A
Fiscal Year Ended December 31, 2023		125,000		1,684		—	N/A
Fiscal Year Ended December 31, 2022(10)		125,000		1,648		—	N/A

(In thousands, except share and per share data)

Class and Year	Total Amount Outstanding (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Estimated Market Value Per Unit (4)
Fiscal Year Ended March 31, 2022(10)	125,000	1,635	—	N/A
Fiscal Year Ended March 31, 2021	—	—	—	—
Fiscal Year Ended March 31, 2020	—	—	—	—
Fiscal Year Ended March 31, 2019	—	—	—	—
Fiscal Year Ended March 31, 2018	—	—	—	—
Fiscal Year Ended March 31, 2017	—	—	—	—
Fiscal Year Ended March 31, 2016	—	—	—	—
2028 Notes				
Fiscal Year Ended December 31, 2024	$ 80,000	$ 1,799	$ —	101.84
Fiscal Year Ended December 31, 2023	80,000	1,684	—	102.00
Fiscal Year Ended December 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2021	—	—	—	—
Fiscal Year Ended March 31, 2020	—	—	—	—
Fiscal Year Ended March 31, 2019	—	—	—	—
Fiscal Year Ended March 31, 2018	—	—	—	—
Fiscal Year Ended March 31, 2017	—	—	—	—
Fiscal Year Ended March 31, 2016	—	—	—	—
Convertible Notes				
Fiscal Year Ended December 31, 2024	$ —	$ —	$ —	—
Fiscal Year Ended December 31, 2023	—	—	—	—
Fiscal Year Ended December 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2022(10)	—	—	—	—
Fiscal Year Ended March 31, 2021	—	—	—	—
Fiscal Year Ended March 31, 2020	—	—	—	—
Fiscal Year Ended March 31, 2019	—	—	—	—
Fiscal Year Ended March 31, 2018	—	—	—	—
Fiscal Year Ended March 31, 2017	—	—	—	—

(In thousands, except share and per share data)

Class and Year	Total Amount Outstanding (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Estimated Market Value Per Unit (4)
Fiscal Year Ended March 31, 2016	—	—	—	—(8)
Total Debt Securities				
Fiscal Year Ended December 31, 2024	$ 1,757,148	$ 1,799	$ —	N/A
Fiscal Year Ended December 31, 2023	1,469,977	1,684	—	N/A
Fiscal Year Ended December 31, 2022(10)	1,487,503	1,648	—	N/A
Fiscal Year Ended March 31, 2022(10)	1,555,468	1,635	—	N/A
Fiscal Year Ended March 31, 2021	1,469,186	1,705	—	N/A
Fiscal Year Ended March 31, 2020	1,799,402	1,567	—	N/A
Fiscal Year Ended March 31, 2019	1,138,888	2,153	—	N/A
Fiscal Year Ended March 31, 2018	801,216	2,770	—	N/A
Fiscal Year Ended March 31, 2017	866,923	2,709	—	N/A
Fiscal Year Ended March 31, 2016	1,332,904	2,235	—	N/A

(1) Total amount of each class of senior securities outstanding at the end of the period presented.

(2) The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit. As of December 31, 2024 and December 31, 2023, the Company's asset coverage was 180% and 168%, respectively.

(3) The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4) Not applicable, except for with respect to the 2028 Notes, 2042 Notes, the 2043 Notes, and the Convertible Notes, as other senior securities do not have sufficient trading for an average market value per unit to be determined. The average market value per unit for each of the 2028 Notes, 2042 Notes, the 2043 Notes, and the Convertible Notes is based on the closing daily prices of such notes and is expressed per $100 of indebtedness (including for the 2028 Notes, 2042 Notes and the 2043 Notes, which were issued in $25 increments).

(5) Included in this amount is foreign currency debt obligations as outlined in **Note 7** to the consolidated financial statements, which are incorporated into this Annual Report.

(6) On October 4, 2015, the Senior Secured Notes, which had an outstanding principal balance of $225,000, matured and were repaid in full. On September 29, 2016, the Senior Secured Notes, Series A, which had an outstanding principal balance of $29,000, matured and were repaid in full. On October 1, 2018, the Senior Secured Notes, Series B, which had an outstanding principal balance of $16,000, matured and were repaid in full.

(7) On October 16, 2017, the Company redeemed the entire $150 million aggregate principal amount outstanding of the 2042 Notes in accordance with the terms of the indenture governing the 2042 Notes, before its stated maturity.

(8) On January 15, 2016, the Convertible Notes, which had an outstanding principal balance of $200,000, matured and were repaid in full.

(9) On August 12, 2019, the Company redeemed the entire $150 million aggregate principal amount outstanding of the 2043 Notes in accordance with the terms of the indenture governing the 2043 Notes, before its stated maturity.

(In thousands, except share and per share data)

(10) The Fiscal Year Ended March 31, 2022 represents the twelve months ended March 31, 2022, and the Fiscal Year Ended December 31, 2022 represents the nine months ended December 31, 2022.

Note 13. Mergers with AFT and AIF

On July 22, 2024, the Company completed its mergers with AFT and AIF. Pursuant to the AFT Merger Agreement, AFT Merger Sub was first merged with and into AFT, with AFT continuing as the surviving company, and, following the effectiveness of the AFT First Merger, AFT was then merged with and into the Company, with the Company continuing as the surviving company. In accordance with the terms of the AFT Merger Agreement, at the effective time of the AFT First Merger, each outstanding share of common stock, par value $0.001 per share, of AFT was converted into the right to receive 0.9547 shares of common stock, par value $0.001 per share, of the Company (with AFT stockholders receiving cash in lieu of fractional shares of the Company). Pursuant to the AIF Merger Agreement, AIF Merger Sub was first merged with and into AIF, with AIF continuing as the surviving company, and, following the effectiveness of the AIF First Merger, AIF was then merged with and into the Company, with the Company continuing as the surviving company. In accordance with the terms of the AIF Merger Agreement, at the effective time of the AIF First Merger, each outstanding share of common stock, par value $0.001 per share, of AIF was converted into the right to receive 0.9441 shares of common stock, par value $0.001 per share, of the Company (with AIF stockholders receiving cash in lieu of fractional shares of the Company). As a result of the Mergers, the Company issued an aggregate of 28,527,003 shares of its common stock to former AFT and AIF stockholders.

The Mergers were considered asset acquisitions under generally accepted accounting principles with the Company being the accounting survivor. The Mergers were accounted for under the asset acquisition method of accounting by the Company in accordance with ASC 805. Under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. Per ASC 805-50-30-1, assets are recognized based on their cost to the acquiring entity, which generally includes transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets' carrying amounts on the acquiring entity's records. ASC 805-50-30-2 provides that asset acquisitions in which the consideration given is cash are measured by the amount of cash paid. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measured.

The Company determined the fair value of the shares of the Company's common stock that were issued to former AFT and AIF stockholders pursuant to the AFT Merger Agreement and AIF Merger Agreement plus transaction costs to be the consideration paid in connection with the Mergers under ASC 805. The consideration paid to AFT and AIF stockholders was less than the aggregate fair values of the AFT and AIF assets acquired and liabilities assumed, which resulted in a purchase discount (the "purchase discount"). Since the fair value of the net assets acquired exceeded the merger consideration paid by the Company, the Company recognized a deemed contribution from Investment Adviser.

(In thousands, except share and per share data)

The Mergers were considered a tax-free reorganization and the Company has carried forward the historical adjusted tax cost of AFT and AIF investments for tax purposes. The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed as a result of the Mergers:

	AFT	AIF	AFT / AIF
Common stock issued by the Company[1]	$ 228,076	$ 209,529	$ 437,605
Deemed contribution from the Investment Adviser	1,313	1,222	2,535
Total Purchase Consideration	$ 229,389	$ 210,751	$ 440,140
Assets Acquired:			
Investments, at fair value	$ 310,795	$ 285,092	$ 595,887
Cash & Cash Equivalents[2]	2,699	7,232	9,931
Other Assets	7,592	8,506	16,098
Total Assets Acquired	$ 321,086	$ 300,830	$ 621,916
Liabilities Assumed[3,4]	(91,697)	(90,079)	(181,776)
Net Assets Acquired	$ 229,389	$ 210,751	$ 440,140

(1) Based on the Company's closing market price on July 19, 2024 of $15.34 and 28,527,003 shares of common stock issued by the Company in conjunction with the Mergers. The Company paid $1 to stockholders in cash in lieu of fractional shares resulting from the Mergers.

(2) Includes $2 and $2 foreign cash and cash equivalents for AFT and AIF, respectively.

(3) Includes $207 and $191 management fee accrued through the closing date of the Mergers pursuant to an investment advisory agreement between AFT and AIF and an affiliate of the Investment Adviser respectively, which was terminated upon the closing of the Mergers. The payable for these fees was assumed by the Company and paid by the Company to the affiliate of the Investment Adviser in August 2024.

(4) On July 22, 2024, the Company paid down outstanding debt obligations of AFT and AIF totaling $177 million.

(In thousands, except share and per share data)

Note 14. Subsequent Events

Management has evaluated subsequent events through the date of issuance of these consolidated financial statements and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in, the consolidated financial statements other than those disclosed below.

On February 21, 2025, the Company's Board declared a base distribution of $0.38 per share, payable on March 27, 2025, to stockholders of record as of March 11, 2025. There can be no assurances that the Board will continue to declare a base distribution of $0.38 per share.

On February 24, 2025, the Company completed a $529.6 million term debt securitization (the "Bethesda CLO 2"), a form of secured financing incurred by MFIC Bethesda CLO 2 LLC (the "Bethesda CLO 2 Issuer"), an indirect wholly owned, consolidated subsidiary of the Company. The notes offered by the Bethesda CLO 2 Issuer in connection with the Bethesda CLO 2 consist of $304.5 million of AAA(sf) Class A-1 Senior Secured Floating Rate Notes due 2037, which bear interest at the three-month SOFR plus 1.48%, $21.0 million of AAA(sf) Class A-2 Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 1.70%, $31.5 million of AA(sf) Class B Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 1.85%, $42 million of A(sf) Class C Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 2.30%, $31.5 million of BBB-(sf) Class D Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 3.75% and $99.1 million of Subordinated notes due 2125, which do not bear interest. The Bethesda CLO 2 is backed by a diversified portfolio of middle-market commercial loans, which the Bethesda CLO 2 Issuer purchased from the Company pursuant to a loan sale agreement entered into on the closing date of the Bethesda CLO 2 using the proceeds of the Bethesda CLO 2. The Company retained all Class D Notes and all Subordinated Notes and the proceeds from the Bethesda CLO 2 were used to repay borrowings under the Company's Facility. The Company serves as collateral manager to the Bethesda CLO 2 Issuer, Citigroup Global Markets Inc. acted as initial purchaser and Apollo Global Securities, LLC acted as placement agent.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024 (the end of the period covered by this report), we, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the 1934 Act). Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective and provided reasonable assurance that information required to be disclosed in our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. However, in evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of such possible controls and procedures.

Management's Report on Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting, which is contained in "Item 8. Consolidated Financial Statements and Supplementary Data" of this report, is incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting, which is contained in "Item 8. Consolidated Financial Statements and Supplementary Data" of this report.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Company's internal control over financial reporting that occurred during the fiscal year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the fiscal year ended December 31, 2024, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Bethesda CLO 2

On February 24, 2025, the Company completed a $529.6 million term debt securitization (the "Bethesda CLO 2"), a form of secured financing incurred by MFIC Bethesda CLO 2 LLC (the "Bethesda CLO 2 Issuer"), an indirect wholly owned, consolidated subsidiary of the Company. The notes offered by the Bethesda CLO 2 Issuer in connection with the Bethesda CLO 2 consist of $304.5 million of AAA(sf) Class A-1 Senior Secured Floating Rate Notes due 2037, which bear interest at the three-month SOFR plus 1.48%, $21.0 million of AAA(sf) Class A-2 Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 1.70%, $31.5 million of AA(sf) Class B Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 1.85%, $42 million of A(sf) Class C Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 2.30%, $31.5 million of BBB-(sf) Class D Senior Secured Floating Rate Notes due 2037, which bear interest at three-month SOFR plus 3.75% and $99.1 million of Subordinated notes due 2125, which do not bear interest. The Bethesda CLO 2 is backed by a diversified portfolio of middle-market commercial loans, which the Bethesda CLO 2 Issuer purchased from the Company pursuant to a loan sale agreement entered into on the closing date of the Bethesda CLO 2 using the proceeds of the Bethesda CLO 2. The Company retained all Class D Notes and all Subordinated Notes and the proceeds from the Bethesda CLO 2 were used to repay borrowings under the Company's Facility. The Company serves as collateral manager to the Bethesda CLO 2 Issuer, Citigroup Global Markets Inc. acted as initial purchaser and Apollo Global Securities, LLC acted as placement agent.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this item will be contained in the Company's definitive Proxy Statement for its 2025 Annual Stockholder Meeting, to be filed with the SEC within 120 days after December 31, 2024, and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

  (a) The following documents are filed as part of this report:

      a. Consolidated Financial Statements – See the Index to Consolidated Financial Statements in Item 8 of this report.

      b. Financial Statement Schedules – None.

      c. Exhibits – The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC (according to the number assigned to them in Item 601 of Regulation S-K):

2.1	Agreement and Plan of Merger, dated as of November 7, 2023, among the Registrant, Apollo Senior Floating Rate Fund Inc., AFT Merger Sub, Inc. and Apollo Investment Management, L.P. (for the limited purposes set forth therein) (1)
2.2	Agreement and Plan of Merger, dated as of November 7, 2023, among the Registrant, Apollo Tactical Income Fund Inc., AIF Merger Sub, Inc. and Apollo Investment Management, L.P. (for the limited purposes set forth therein) (2)
3.1	Articles of Amendment and Restatement (7)
3.2	Sixth Amended and Restated Bylaws (8)
4.1	Form of Stock Certificate (5)
4.2	In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, certain instruments respecting long-term debt of the Registrant have been omitted but will be furnished to the SEC upon request.
4.3	Indenture, dated as of October 9, 2012, between the Registrant and U.S. Bank National Association, as Trustee (9)
4.4	Fourth Supplemental Indenture, dated as of March 3, 2015, relating to the 5.250% Notes due 2025, between the Registrant and U.S. Bank National Association, as Trustee (10)
4.5	Form of 5.250% Notes due 2025 (contained in the Fourth Supplemental Indenture filed as Exhibit 4.4 hereto) (10)
4.6	Fifth Supplemental Indenture, dated July 16, 2021, relating to the 4.500% Notes due 2026, between the Registrant and U.S. Bank National Association, as Trustee (11)
4.7	Form of 4.500% Notes due 2026 (contained in the Fifth Supplemental Indenture filed as Exhibit 4.6 hereto) (11)
4.8	Sixth Supplemental Indenture, dated December 13, 2023, relating to the 8.00% Notes due 2028, between the Registrant and U.S. Bank Trust Company, National Association, as Trustee (12)
4.9	Form of 8.00% Notes due 2028 (contained in the Sixth Supplemental Indenture filed as Exhibit 4.8 hereto) (12)
4.10	Description of the Registrant's Registered Securities (13)
10.1	Fourth Amended and Restated Investment Advisory Management Agreement between the Registrant and Apollo Investment Management, L.P. (14)
10.2	Second Amended and Restated Administration Agreement between the Registrant and Apollo Investment Administration, LLC (15)
10.3	Dividend Reinvestment Plan (16)
10.4	Custodian Agreement (17)
10.5	Amended and Restated Trademark License Agreement between the Registrant and Apollo Management Holdings, L.P., dated as of May 14, 2012 (18)
10.6	Form of Transfer Agency and Service Agreement (19)
10.7	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of April 19, 2023, between the Registrant, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (20)
10.8	Trademark License Agreement between the Registrant and Apollo Capital Management, L.P., dated August 2, 2022 (21)
10.9	Fee Offset Agreement, dated as of January 16, 2019 (22)
10.10	Indenture, dated as of November 2, 2023, by and between MFIC Bethesda CLO 1 LLC, as issuer and Deutsche Bank National Trust Company, as trustee (23)
10.11	Purchase and Placement Agency Agreement, dated as of November 2, 2023, by and among MFIC Bethesda CLO 1 LLC, as issuer, Deutsche Bank Securities Inc., as initial purchaser and Apollo Global Securities Inc., as placement agent (24)
10.12	Collateral Management Agreement, dated as of November 2, 2023, by and between MFIC Bethesda CLO 1 LLC, as issuer, and the Registrant, as collateral manager (25)
10.13	Master Loan Sale Agreement, dated as of November 2, 2023, by and among the Registrant, as transferor, MFIC Bethesda CLO 1 Depositor LLC, as retention holder and MFIC Bethesda CLO 1 LLC, as issuer (26)
10.14	Form of Equity Distribution Agreement, dated as of August 13, 2024, by and among MidCap Financial Investment Corporation, Apollo Investment Management, L.P., Apollo Investment Administration, LLC and the Sales Agent party thereto (3)
10.15	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of October 17, 2024, by and among MidCap Financial Investment Corporation, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (4)
11.1	Computation of Per Share Earnings (included in the notes to the financial statements contained in this annual report)
12.1	Computation of Ratios (included in the notes to the financial statements contained in this annual report)
14.1	Amended and Restated Code of Ethics*
19.1	Insider Trading Policy*

21.1	[Subsidiaries of the Registrant (included in the notes to the financial statements contained in this annual report)](#)
23.1	[Consent of Independent Registered Public Accounting Firm*](#)
31.1	[Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934*](#)
31.2	[Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934*](#)
32.1	[Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)*](#)
97.1	[Clawback Policy (6)](#)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document*
101.SHC	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)*

* Filed herewith.

(1) Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on November 7, 2023.

(2) Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K, filed on November 7, 2023.

(3) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on August 13, 2024.

(4) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on October 21, 2024.

(5) Incorporated by reference to Exhibit (d) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 12, 2004.

(6) Incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K, filed on February 26, 2024.

(7) Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed on August 12, 2022.

(8) Incorporated by reference to Exhibit 3.3 to the Registrant's Current Report on Form 8-K, filed on August 12, 2022.

(9) Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on October 9, 2012.

(10) Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on March 3, 2015.

(11) Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on July 16, 2021.

(12) Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed on December 13, 2023.

(13) Incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 10-K, filed on May 21, 2020.

(14) Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-KT, filed on February 21, 2023.

(15) Incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K, filed on May 18, 2018.

(16) Incorporated by reference to Exhibit (e) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on March 12, 2004.

(17) Incorporated by reference to Exhibit (j) to the Registrant's pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 1, 2004.

(18) Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K, filed on May 23, 2012.

(19) Incorporated by reference to Exhibit (k)(2) to the Registrant's pre-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2, filed on April 1, 2004.

(20) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on April 20, 2023.

(21) Incorporated by reference to Exhibit 1.3 to the Registrant's Current Report on Form 8-K, filed on August 2, 2022.

(22) Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on February 6, 2019.

(23) Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on November 3, 2023.

(24) Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on November 3, 2023.

(25) Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on November 3, 2023.

(26) Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on November 3, 2023.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 25, 2025.

**MIDCAP FINANCIAL INVESTMENT CORPORATION**

By: **/s/ TANNER POWELL**

Tanner Powell
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ TANNER POWELL	/s/ GREGORY W. HUNT
Tanner Powell	Gregory W. Hunt
Chief Executive Officer	*Chief Financial Officer and Treasurer*
	(Principal Financial Officer and Principal Accounting Officer)
(Principal Executive Officer)	
February 25, 2025	February 25, 2025
/s/ HOWARD WIDRA	/s/ R. RUDOLPH REINFRANK
Howard Widra	R. Rudolph Reinfrank
Executive Chairman of the Board of Directors, Director	*Director*
February 25, 2025	February 25, 2025
/s/ CARMENCITA WHONDER	/s/ BARBARA MATAS
Carmencita Whonder	Barbara Matas
Director	*Director*
February 25, 2025	February 25, 2025
/s/ ELLIOT STEIN, JR.	/s/ EMANUEL PEARLMAN
Elliot Stein, Jr.	Emanuel Pearlman
Director	*Director*
February 25, 2025	February 25, 2025
/s/ JOHN J. HANNAN	
John J. Hannan	
Director	
February 25, 2025	